SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

INCORPORATION BY REFERENCE

Items 1 and 2 of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number: 333-185153) of Banco Santander, S.A. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Item

1	Press release regarding 2013 results.

2	Financial Report January – December 2013

3	Analysts presentation for 2013 results.

4	Press release regarding Banco Santander, S.A. Chairman’s speech at the 2013 results presentation

Item 1

Press Release

Banco Santander’s profit rose 90% to EUR 4.370 billion in 2013

•	BUSINESS. Deposits were stable at EUR 607,836 million, while mutual funds grew by 14% to EUR 93,304 million. Loans decreased 2% to EUR 668,856 million. In the Group’s emerging markets, deposits and loans rose 14% and mutual funds 20%, while in the mature markets deposits fell 3%, loans dropped 6% and funds rose 6%.

•	LIQUIDITY. The loan-to-deposit ratio was 87% in Spain, where the volume of deposits exceeded loans, and 109% for the Group.

•	CAPITAL. Capital generation was strong, with capital increasing 1.38 percentage points in the year to take the Basel II core capital ratio to 11.7% and the Basel III ratio to 10.9%.

•	NPLS. The Group’s non-performing loan ratio was 5.64%, up 1.10 point in the year. It was lower or stable in seven out of ten of the group’s markets. In Spain, it rose 3.65 points to 7.49% due to the reclassification of mortgages under moratorium and the decline in loan volumes. In Brazil, the NPL ratio fell 1.22 percentage point in the year, to 5.64%.

•	DIVERSIFICATION. Latin America contributed 47% of group profit (Brazil 23%, Mexico 10% and Chile 6%), Europe accounted for 43% (the U.K. 17%, Spain 7%, Germany and Poland 6% each) and the United States 10%.

•	Spain: Net attributable profit was EUR 478 million (-45%). The trend in income and costs improved, with net interest income up 3% in the quarter and costs down 5%, thanks to savings from the integration of Banesto. In the year, loans decreased 8% and deposits fell 3% because of the strong growth of mutual funds (+29%) and price adjustments in corporate deposits. Santander has gained two points of market share in deposits in two years.

•	United Kingdom: Net attributable profit was EUR 1,149 million (976 million pounds, +8%). Lending fell 4%, with corporate loans rising 13%, and deposits dropped 3%, while current account volumes rose 75%.

•	Brazil: Net attributable profit was EUR 1,577 million (4,499 million reais, -18%). Revenues were stable for the second quarter in a row and provisions decreased. Loans grew 7% and deposits rose 6%.

Comunicación Externa.	1
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email: comunicacionbancosantander@gruposantander.com

Madrid, January 30, 2014 - Banco Santander made an attributable profit of EUR 4.37 billion in 2013, a 90% increase on 2012. Banco Santander’s chairman, Emilio Botín, said: “After several years of strengthening the balance sheet and capital, Banco Santander is embarking on a period of strong profit growth in the coming years.”

The 2013 results marked a turnaround after the declining profits of recent years. The international economic crisis, which has been particularly severe in the euro zone, obliged the bank to make hefty write-downs that dragged down its results during that period. Despite the crisis, Banco Santander is among the few institutions to have produced a profit every quarter over the last five years, thanks to its geographic diversification. In 2013, 53% of Group profit comes from emerging markets and 47% from mature markets.

Banco Santander made a huge effort in provisions and capital during the five years of crisis, setting aside EUR 65 billion and increasing its core capital by EUR 18.4 billion, or 4.13 percentage points, to reach a Basel II core capital ratio of 11.7% (Basel III, 10.9%).

At the same time, the bank was able to keep shareholder remuneration at EUR 0.60 euros a share, amounting to EUR 28.1 billion, during the crisis. The total shareholder return, based on the share price performance plus the dividend, was 43.5% between the beginning of 2008 and the end of 2013, compared with an average 17.4% for European banks.

Grupo Santander results 2013

Good quarterly performance (excluding fx impact) with profit growth due to higher commercial revenues and lower provisions
	2013	Var. / 2012		4Q’13	Var. / 3Q’13
EUR million		%	%*		%	%*
NII + fee income	35,696	-11.2	-5.0	8,658	0.5	1.8

Gross income	39,753	-8.4	-2.2	9,405	-3.4	-2.0

Operating expenses	-19,843	-0.7	4.9	-4,985	2.5	3.7

Net operating income	19,909	-15.0	-8.4	4,420	-9.4	-7.6

Loan-loss provisions	-10,863	-14.1	-7.8	-2,279	-12.3	-10.8

PBT	7,262	-14.4	-6.7	1,779	0.8	3.0

Attributable profit	4,370	90.5	136.8	1,060	0.4	2.7

Note: in 2013: EUR 939 mn. in capital gains and EUR 939 mn. in provisions. In 2012: EUR 1,064 mn. in capital gains and EUR 4,111 mn. in provisions

(*)	Excluding exchange rate impact

Results

To summarize, Banco Santander’s 2013 results are based on revenues of EUR 40 billion (-2%), costs of EUR 20 billion (+5%) and a net operating income of EUR 20 billion (-8% in constant euros). After provisions of almost EUR 10.8 billion and setting aside 1.8 billion, profit before tax amounted to EUR 7.3 billion. Taxes accounted for EUR 1.85 billion and another billion was paid to minority shareholders in the affiliates (mainly Brazil, Mexico, Chile and Poland), leaving an attributable profit of EUR 4.37 billion, almost twice that of 2012. This increase is a result of a sharp decline in write-downs as the bank provisioned its real estate risk in Spain in 2012.

Comunicación Externa.	2
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email: comunicacionbancosantander@gruposantander.com

On a quarter-on-quarter basis, the results show a gradual improvement in the main categories. Excluding the impact of exchange rate movements in order to assess the underlying trend (the seven currencies in which the group operates have depreciated against the euro), we see that revenues grew and loan-loss provisions fell.

Basic revenues, which include fees and commissions as well as net interest income (the difference between what the bank charges for loans and what it pays on deposits) totaled EUR 9.028 billion in the fourth quarter, the highest quarterly figure for the year. Moreover, this improvement is visible both in emerging markets, with the best result in eight quarters, and in mature markets, which registered their best quarter of the year.

The trend in costs was also positive. They grew by less than inflation in six markets and fell in three of these (Spain, Poland and Portugal). In the U.S, Mexico and Chile, costs grew as the bank expanded and strengthened its franchise.

Loan-loss provisions, the third key element of the P&L, came in at EUR 2.402 billion, the lowest in eight quarters. The cost of credit, or total provisions as a percentage of gross lending, was 1.53%, the lowest since the first quarter of 2012 and well below the 2.38% peak of the last three months of 2012.

In 2013, the Group registered capital gains of EUR 939 million net of tax from the alliances with Aegon, for insurance in Spain, and with Warburg Pincus and General Atlantic in asset management, which generated gains of EUR 270 million and EUR 669 million, respectively. These capital gains were fully provisioned and used to cover merger costs in Spain and Poland, to strengthen the balance sheet and to amortise goodwill.

The capital gains from Santander Consumer USA’s IPO (EUR 740 million net) and the sale of 85% of Altamira Asset Management (EUR 385 million net) will be included in the Group’s 2014 results and used to strengthen the balance sheet.

Fifty-three percent of Group profit came from emerging economies (Latin America and Poland) and the rest from mature markets. Brazil was the biggest single contributor, accounting for 23%, followed by the U.K. (17%), Mexico and the U.S (10% each), Spain (7%) and Poland and Chile (6% each).

Comunicación Externa.	3
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email: comunicacionbancosantander@gruposantander.com

Balance sheet

There were significant differences in performance between emerging markets, where loans and deposits grew 14%, and mature markets, where loans were down 6%, due to the ongoing economic deleveraging, and deposits fell 3%. There are two factors behind the decline in deposits: an increase of 6% in assets under management in mutual funds, and a price control policy which resulted in some corporate deposits not being renewed.

The Group’s liquidity position has improved significantly in recent years. At the start of 2009, Santander had a loan-to-deposit ratio of 150%, meaning there were 50% more loans than deposits. At the end of 2013, this ratio stood at 109%. In five years, the Group has generated EUR 149 billion of liquidity.

The biggest change is in Spain, where Santander now has more deposits than loans, with a ratio of 87%. In 2013, deposits fell 3%, due to a policy of not renewing expensive corporate deposits and to growth of 29% in mutual funds. Total retail deposits and mutual funds increased by EUR 10 billion. Santander has gained in Spain two percentage points of market share in deposits in two years. Loans fell 8%, impacted by the decline in lending to the public sector as a result of the amortization of the loan which funded the Spanish government plan covering payments to suppliers.

Business also improved in the United Kingdom, with a focus on increased customer loyalty, better quality of service and a well-diversified portfolio. Overall loans fell 4%, because of the decrease in mortgage lending, but loans to companies rose 13%. Deposits overall declined 3%, as high interest accounts matured, but balances in Santander’s current accounts jumped by 75%, or GBP 12 billion, and the bank gained 1.1 million new customers.

In Brazil, deposit growth accelerated to 6%, with strong growth in demand and term deposits. Lending rose 7%, more than at comparable private sector banks. In Mexico, loans and deposits rose 12%. Santander achieved market share gains in key segments such as SMEs, where it is the market leader, mortgages, insurance and demand deposits.

Comunicación Externa.	4
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email: comunicacionbancosantander@gruposantander.com

The Group’s non-performing loan rate stood at 5.64%, or 0.21 point more than the previous quarter, the smallest increase of the year. The non-performing loan rate fell or remained stable in seven markets, while it increased in three markets. In Spain, it was 7.49%, after a quarterly increase of over one point and 3.65 points for the whole year. Half of this increase was due to the fall in lending and the impact of the reclassification of refinanced loans done in the second quarter.

By contrast, in Brazil there was a sharp decline in the NPL rate for the third quarter running. It dropped from a peak of 6.90% at the end of the first quarter to 5.64% in December 2013. Similarly, in the UK the ratio declined from a peak of 2.05% at the end of 2012 to 1.98% in the third quarter and remained unchanged at the end of the year.

The Basel II capital ratio stood at 11.71%, an increase of 138 basic points in the year. This ratio is equivalent to 10.9% under the Basel III criteria that came into force on January 1, 2014.

The strength of the balance sheet, which is a result of high levels of provisions made in recent years, a healthy liquidity position and strong capital generation mean Banco Santander is well placed to face a period of growth in its ten main markets. Economies of its 10 core markets are expected to grow in 2014, according to IMF forecasts, something that has not happened since 2007.

Banco Santander has a market capitalisation of around EUR 73.735 billion, which makes it the leading bank in the euro zone and eleventh in the world. At the end of 2013, Santander had 3,299,026 shareholders, 182,958 employees serving 103 million customers in 13,927 branches.

More information: www.santander.com

Comunicación Externa.	5
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email: comunicacionbancosantander@gruposantander.com

KEY CONSOLIDATED DATA

BALANCE SHEET (EUR million)	Dec’13	Sep’13	(%)	Dec’13	Dec’12	(%)	Dec’11

Total assets	1,115,637	1,192,181	(6.4)	1,115,637	1,269,598	(12.1)	1,251,008

Net customer loans	668,856	686,821	(2.6)	668,856	719,112	(7.0)	748,541
Customer deposits	607,836	633,433	(4.0)	607,836	626,639	(3.0)	632,533
Customer funds under management	924,621	954,500	(3.1)	924,621	968,987	(4.6)	984,353
Shareholders’ equity (1)	84,269	83,954	0.4	84,269	80,921	4.1	80,379

Total managed funds	1,240,806	1,316,513	(5.8)	1,240,806	1,387,740	(10.6)	1,382,464

INCOME STATEMENT* (EUR million)	4Q’13	3Q’13	(%)	2013	2012	(%)	2011

Net interest income	6,277	6,285	(0.1)	25,935	29,923	(13.3)	28,883
Gross income	9,405	9,738	(3.4)	39,753	43,406	(8.4)	42,466
Pre-provision profit (net operating income)	4,420	4,876	(9.4)	19,909	23,422	(15.0)	23,055
Profit from continuing operations	1,418	1,300	9.1	5,539	2,993	85.1	6,103
Attributable profit to the Group	1,060	1,055	0.4	4,370	2,295	90.5	5,330

(*).-Variations w/o exchange rate:

4Q’13 / 3Q’13: Net interest income: +1.3%; Gross income: -2.0%; Pre-provision profit: -7.6%; Attributable profit: +2.7%

2013 / 2012: Net interest income: -7.0%; Gross income: -2.2%; Pre-provision profit: -8.4%; Attributable profit: +136.8%

EPS, PROFITABILITY AND EFFICIENCY (%)	4Q’13	3Q’13	(%)	2013	2012	(%)	2011

EPS (euro)	0.09	0.10	(1.9)	0.40	0.23	71.7	0.60
ROE	5.25	5.23		5.42	2.91		7.12
ROTE	7.41	7.38		7.73	4.28		10.77
ROA	0.44	0.43		0.44	0.25		0.50
RoRWA	1.02	1.02		1.01	0.56		1.05
Efficiency ratio (with amortisations)	53.0	49.9		49.9	46.0		45.7

BIS II RATIO AND NPL RATIOS (%)	Dec’13	Sep’13	(%)	Dec’13	Dec’12	(%)	Dec’11

Core capital (BIS II)	11.71	11.56		11.71	10.33		10.02
NPL ratio	5.64	5.43		5.64	4.54		3.90
NPL coverage	61.7	63.9		61.7	72.4		61.0

MARKET CAPITALISATION AND SHARES	Dec’13	Sep’13	(%)	Dec’13	Dec’12	(%)	Dec’11

Shares (millions at period-end)	11,333	11,092	2.2	11,333	10,321	9.8	8,909
Share price (euros)	6.506	6.028	7.9	6.506	6.100	6.7	5.870
Market capitalisation (EUR million)	73,735	66,863	10.3	73,735	62,959	17.1	50,290
Book value (euro)	7.44	7.58		7.44	7.88		8.59
Price / Book value (X)	0.88	0.79		0.88	0.77		0.68
P/E ratio (X)	16.13	14.61		16.13	25.96		9.79

OTHER DATA	Dec’13	Sep’13	(%)	Dec’13	Dec’12	(%)	Dec’11

Number of shareholders	3,299,026	3,281,450	0.5	3,299,026	3,296,270	0.1	3,293,537
Number of employees	182,958	184,786	(1.0)	182,958	186,763	(2.0)	189,766
Number of branches	13,927	14,561	(4.4)	13,927	14,392	(3.2)	14,756

INFORMATION ON ORDINARY PROFIT	4Q’13	3Q’13	(%)	2013	2012	(%)	2011

Attributable profit to the Group*	1,060	1,055	0.4	4,370	5,341	(18.2)	7,000
EPS (euro)	0.09	0.10	(1.9)	0.40	0.55	(26.3)	0.79
ROE	5.25	5.23		5.42	6.78		9.35
ROTE	7.41	7.38		7.73	9.97		14.14
ROA	0.44	0.43		0.44	0.48		0.63
RoRWA	1.02	1.02		1.01	1.10		1.34
P/E ratio (X)	16.13	14.61		16.13	11.15		7.46

(*).- Variations w/o exchange rate: 4Q’13 / 3Q’13: +2.7%; 2013 / 2012: -10.7%

Note:	The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on January, 27 2014, following a favourable report from the Audit and Compliance Committee on January, 23 2014. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

(1)	In 2013, estimated data of May 2014 scrip dividend

JANUARY - DECEMBER

Item 2

FINANCIAL
REPORT
January -December
2013
Santander
a bank for your ideas

KEY CONSOLIDATED DATA

BALANCE SHEET (EUR million)	Dec’13	Sep’13	(%)	Dec’13	Dec’12	(%)	Dec’11

Total assets	1,115,637	1,192,181	(6.4)	1,115,637	1,269,598	(12.1)	1,251,008

Net customer loans	668,856	686,821	(2.6)	668,856	719,112	(7.0)	748,541
Customer deposits	607,836	633,433	(4.0)	607,836	626,639	(3.0)	632,533
Customer funds under management	924,621	954,500	(3.1)	924,621	968,987	(4.6)	984,353
Shareholders’ equity (1)	84,269	83,954	0.4	84,269	80,921	4.1	80,379

Total managed funds	1,240,806	1,316,513	(5.8)	1,240,806	1,387,740	(10.6)	1,382,464

INCOME STATEMENT* (EUR million)	4Q’13	3Q’13	(%)	2013	2012	(%)	2011

Net interest income	6,277	6,285	(0.1)	25,935	29,923	(13.3)	28,883
Gross income	9,405	9,738	(3.4)	39,753	43,406	(8.4)	42,466
Pre-provision profit (net operating income)	4,420	4,876	(9.4)	19,909	23,422	(15.0)	23,055
Profit from continuing operations	1,418	1,300	9.1	5,539	2,993	85.1	6,103
Attributable profit to the Group	1,060	1,055	0.4	4,370	2,295	90.5	5,330

(*).- Variations w/o exchange rate:

4Q’13 / 3Q’13: Net interest income: +1.3%; Gross income: -2.0%; Pre-provision profit: -7.6%; Attributable profit: +2.7%

2013 / 2012: Net interest income: -7.0%; Gross income: -2.2%; Pre-provision profit: -8.4%; Attributable profit: +136.8%

EPS, PROFITABILITY AND EFFICIENCY (%)	4Q’13	3Q’13	(%)	2013	2012	(%)	2011

EPS (euro)	0.09	0.10	(1.9)	0.40	0.23	71.7	0.60
ROE	5.25	5.23		5.42	2.91		7.12
ROTE	7.41	7.38		7.73	4.28		10.77
ROA	0.44	0.43		0.44	0.25		0.50
RoRWA	1.02	1.02		1.01	0.56		1.05
Efficiency ratio (with amortisations)	53.0	49.9		49.9	46.0		45.7

BIS II RATIO AND NPL RATIOS (%)	Dec’13	Sep’13	(%)	Dec’13	Dec’12	(%)	Dec’11

Core capital (BIS II)	11.71	11.56		11.71	10.33		10.02
NPL ratio	5.64	5.43		5.64	4.54		3.90
NPL coverage	61.7	63.9		61.7	72.4		61.0

MARKET CAPITALISATION AND SHARES	Dec’13	Sep’13	(%)	Dec’13	Dec’12	(%)	Dec’11

Shares (millions at period-end)	11,333	11,092	2.2	11,333	10,321	9.8	8,909
Share price (euros)	6.506	6.028	7.9	6.506	6.100	6.7	5.870
Market capitalisation (EUR million)	73,735	66,863	10.3	73,735	62,959	17.1	50,290
Book value (euro)	7.44	7.58		7.44	7.88		8.59
Price / Book value (X)	0.88	0.79		0.88	0.77		0.68
P/E ratio (X)	16.13	14.61		16.13	25.96		9.79

OTHER DATA	Dec’13	Sep’13	(%)	Dec’13	Dec’12	(%)	Dec’11

Number of shareholders	3,299,026	3,281,450	0.5	3,299,026	3,296,270	0.1	3,293,537
Number of employees	182,958	184,786	(1.0)	182,958	186,763	(2.0)	189,766
Number of branches	13,927	14,561	(4.4)	13,927	14,392	(3.2)	14,756

INFORMATION ON ORDINARY PROFIT	4Q’13	3Q’13	(%)	2013	2012	(%)	2011

Attributable profit to the Group*	1,060	1,055	0.4	4,370	5,341	(18.2)	7,000
EPS (euro)	0.09	0.10	(1.9)	0.40	0.55	(26.3)	0.79
ROE	5.25	5.23		5.42	6.78		9.35
ROTE	7.41	7.38		7.73	9.97		14.14
ROA	0.44	0.43		0.44	0.48		0.63
RoRWA	1.02	1.02		1.01	1.10		1.34
P/E ratio (X)	16.13	14.61		16.13	11.15		7.46

(*).- Variations w/o exchange rate: 4Q’13 / 3Q’13: +2.7%; 2013 / 2012: -10.7%

Note:	The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on January, 27 2014, following a favourable report from the Audit and Compliance Committee on January, 23 2014. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

(1)	In 2013, estimated data of May 2014 scrip dividend

2	JANUARY - DECEMBER

CONSOLIDATED FINANCIAL INFORMATION FINANCIAL REPORT 2013

INCOME STATEMENT (EUR million)

			Variation				Variation
	4Q’13	3Q’13	(%) (%) w/o FX		2013	2012	(%)(%) w/o FX
Net interest income	6,277	6,285	(0.1)	1.3	25,935	29,923	(13.3)	(7.0)
Net fees	2,381	2,332	2.1	3.4	9,761	10,259	(4.9)	0.8
Gains (losses) on financial transactions	630	992	(36.5)	(35.0)	3,469	2,698	28.6	35.4
Other operating income	117	129	(8.8)	(7.0)	587	525	11.7	12.3
Dividends	102	72	42.6	42.6	378	423	(10.5)	(9.1)
Income from equity-accounted method	110	122	(9.6)	(6.2)	500	427	17.1	25.9
Other operating income/expenses	(95)	(65)	46.5	47.7	(291)	(324)	(10.3)	0.4
Gross income	9,405	9,738	(3.4)	(2.0)	39,753	43,406	(8.4)	(2.2)
Operating expenses	(4,985)	(4,862)	2.5	3.7	(19,843)	(19,983)	(0.7)	4.9
General administrative expenses	(4,322)	(4,303)	0.4	1.7	(17,452)	(17,801)	(2.0)	3.6
Personnel	(2,509)	(2,431)	3.2	4.3	(10,069)	(10,307)	(2.3)	3.2
Other general administrative expenses	(1,813)	(1,871)	(3.1)	(1.7)	(7,382)	(7,494)	(1.5)	4.3
Depreciation and amortisation	(664)	(559)	18.6	19.3	(2,392)	(2,182)	9.6	15.3
Net operating income	4,420	4,876	(9.4)	(7.6)	19,909	23,422	(15.0)	(8.4)
Net loan-loss provisions	(2,279)	(2,600)	(12.3)	(10.8)	(10,863)	(12,640)	(14.1)	(7.8)
Impairment losses on other assets	(146)	(141)	3.4	3.1	(524)	(853)	(38.6)	(38.4)
Other income	(215)	(369)	(41.7)	(39.9)	(1,261)	(1,449)	(13.0)	(5.1)
Ordinary profit before taxes	1,779	1,766	0.8	3.0	7,262	8,481	(14.4)	(6.7)
Tax on profit	(500)	(464)	7.8	9.9	(1,853)	(2,314)	(19.9)	(13.3)
Ordinary profit from continuing operations	1,279	1,302	(1.8)	0.5	5,409	6,167	(12.3)	(4.1)
Net profit from discontinued operations	(1)	(0)	71.7	52.7	(15)	70	—	—
Ordinary consolidated profit	1,278	1,302	(1.8)	0.5	5,393	6,236	(13.5)	(5.5)
Minority interests	219	246	(11.2)	(8.8)	1,023	895	14.3	26.2
Ordinary attributable profit to the Group	1,060	1,055	0.4	2.7	4,370	5,341	(18.2)	(10.7)
Net capital gains and provisions	—	—	—	—	—	(3,047)	(100.0)	(100.0)
Attributable profit to the Group	1,060	1,055	0.4	2.7	4,370	2,295	90.5	136.8

EPS (euros)	0.09	0.10	(1.9)		0.40	0.23	71.7
Diluted EPS (euros)	0.09	0.10	(1.5)		0.40	0.23	72.0

Pro memoria:
Average total assets	1,157,159	1,201,784	(3.7)		1,214,199	1,286,597	(5.6)
Average shareholders’ equity	80,718	80,777	(0.1)		80,598	78,806	2.3

EXCHANGE RATES:

1 EURO / CURRENCY PARITY

	Average		Period-end
	(income statement)		(balance sheet)
	2013	2012	31.12.13	31.12.12
US$	1.327	1.284	1.379	1.319
Pound sterling	0.849	0.811	0.834	0.816
Brazilian real	2.852	2.501	3.258	2.704
Mexican peso	16.931	16.894	18.073	17.185
Chilean peso	656.524	624.467	724.579	631.729
Argentine peso	7.220	5.830	8.990	6.487
Polish zloty	4.196	4.182	4.154	4.074

JANUARY - DECEMBER	3

FINANCIAL REPORT 2013 CONSOLIDATED FINANCIAL INFORMATION

QUARTERLY INCOME STATEMENT (EUR million)

	1Q’12	2Q’12	3Q’12	4Q’12	1Q’13	2Q’13	3Q’13	4Q’13
Net interest income	7,763	7,622	7,438	7,100	6,652	6,722	6,285	6,277
Net fees	2,612	2,556	2,566	2,526	2,516	2,531	2,332	2,381
Gains (losses) on financial transactions	797	675	643	583	969	879	992	630
Other operating income	114	270	67	75	154	187	129	117
Dividends	61	216	66	80	59	145	72	102
Income from equity-accounted method	136	120	84	87	154	114	122	110
Other operating income/expenses	(83)	(66)	(83)	(93)	(59)	(72)	(65)	(95)
Gross income	11,287	11,123	10,713	10,283	10,290	10,320	9,738	9,405
Operating expenses	(5,043)	(4,934)	(5,067)	(4,939)	(4,996)	(5,000)	(4,862)	(4,985)
General administrative expenses	(4,519)	(4,422)	(4,464)	(4,396)	(4,428)	(4,400)	(4,303)	(4,322)
Personnel	(2,634)	(2,587)	(2,608)	(2,478)	(2,582)	(2,548)	(2,431)	(2,509)
Other general administrative expenses	(1,885)	(1,835)	(1,856)	(1,918)	(1,846)	(1,852)	(1,871)	(1,813)
Depreciation and amortisation	(524)	(512)	(603)	(543)	(569)	(600)	(559)	(664)
Net operating income	6,244	6,188	5,646	5,344	5,294	5,320	4,876	4,420
Net loan-loss provisions	(3,118)	(3,401)	(2,987)	(3,134)	(2,919)	(3,065)	(2,600)	(2,279)
Impairment losses on other assets	(83)	(97)	(81)	(592)	(110)	(126)	(141)	(146)
Other income	(487)	(381)	(475)	(105)	(261)	(415)	(369)	(215)
Ordinary profit before taxes	2,556	2,309	2,103	1,512	2,003	1,713	1,766	1,779
Tax on profit	(720)	(657)	(662)	(275)	(496)	(393)	(464)	(500)
Ordinary profit from continuing operations	1,836	1,652	1,441	1,237	1,508	1,320	1,302	1,279
Net profit from discontinued operations	17	11	22	20	—	(14)	(0)	(1)
Ordinary consolidated profit	1,853	1,663	1,463	1,257	1,508	1,306	1,302	1,278
Minority interests	227	237	198	234	303	256	246	219
Ordinary attributable profit to the Group	1,627	1,427	1,264	1,024	1,205	1,050	1,055	1,060
Net capital gains and provisions	—	(1,304)	(1,142)	(601)	—	—	—	—
Attributable profit to the Group	1,627	123	122	423	1,205	1,050	1,055	1,060

EPS (euros)	0.17	0.01	0.01	0.04	0.12	0.10	0.10	0.09
Diluted EPS (euros)	0.17	0.01	0.01	0.04	0.11	0.10	0.10	0.09

4	JANUARY - DECEMBER

CONSOLIDATED FINANCIAL INFORMATION FINANCIAL REPORT 2013

NET FEES (EUR million)

	4Q’13	3Q’13	Var (%)	2013	2012	Var (%)
Fees from services	1,379	1,350	2.2	5,677	6,063	(6.4)
Mutual & pension funds	278	284	(2.3)	1,121	1,178	(4.8)
Securities and custody	164	162	1.2	678	702	(3.4)
Insurance	559	535	4.6	2,284	2,317	(1.4)
Net fee income	2,381	2,332	2.1	9,761	10,259	(4.9)

OPERATING EXPENSES (EUR million)

	4Q’13	3Q’13	Var (%)	2013	2012	Var (%)
Personnel expenses	2,509	2,431	3.2	10,069	10,307	(2.3)
General expenses	1,813	1,871	(3.1)	7,382	7,494	(1.5)
Information technology	244	270	(9.8)	992	889	11.5
Communications	58	161	(64.1)	519	638	(18.7)
Advertising	195	148	31.7	630	662	(4.8)
Buildings and premises	439	447	(1.7)	1,814	1,749	3.7
Printed and office material	44	40	10.1	166	166	(0.1)
Taxes (other than profit tax)	119	108	10.1	445	415	7.2
Other expenses	714	698	2.4	2,816	2,974	(5.3)
Personnel and general expenses	4,322	4,303	0.4	17,452	17,801	(2.0)
Depreciation and amortisation	664	559	18.6	2,392	2,182	9.6

Total operating expenses	4,985	4,862	2.5	19,843	19,983	(0.7)

JANUARY - DECEMBER	5

FINANCIAL REPORT 2013 CONSOLIDATED FINANCIAL INFORMATION

EMPLOYEES AND BRANCHES

	Employees			Branches
	31.12.13	31.12.12	Variation	31.12.13	31.12.12	Variation
Continental Europe	58,383	57,941	442	6,160	6,437	(277)
o/w: Spain	27,406	29,714	(2,308)	4,067	4,611	(544)
Portugal	5,635	5,719	(84)	640	667	(27)
Poland	12,363	8,852	3,511	830	519	311
Santander Consumer Finance	11,695	12,282	(587)	613	629	(16)
United Kingdom	25,368	26,255	(887)	1,157	1,189	(32)
Latin America	87,069	90,649	(3,580)	5,904	6,044	(140)
o/w: Brazil	49,459	53,752	(4,293)	3,566	3,788	(222)
Mexico	14,804	13,967	837	1,258	1,170	88
Chile	12,290	12,364	(74)	493	504	(11)
USA	9,741	9,544	197	706	722	(16)
Operating areas	180,561	184,389	(3,828)	13,927	14,392	(465)
Corporate Activities	2,397	2,374	23

Total Group	182,958	186,763	(3,805)	13,927	14,392	(465)

NET LOAN-LOSS PROVISIONS (EUR million)

	4Q’13	3Q’13	Var (%)	2013	2012	Var (%)
Non performing loans	2,582	2,841	(9.1)	11,928	13,950	(14.5)
Country-risk	1	(5)	—	2	(2)	—
Recovery of written-off assets	(303)	(236)	28.4	(1,068)	(1,309)	(18.4)

Total	2,279	2,600	(12.3)	10,863	12,640	(14.1)

6	JANUARY - DECEMBER

CONSOLIDATED FINANCIAL INFORMATION FINANCIAL REPORT 2013

BALANCE SHEET (EUR million)

			Variation
	31.12.13	31.12.12	Amount	(%)	31.12.11
ASSETS
Cash on hand and deposits at central banks	77,103	118,488	(41,385)	(34.9)	96,524
Trading portfolio	115,287	177,917	(62,630)	(35.2)	172,637
Debt securities	40,841	43,101	(2,261)	(5.2)	52,704
Customer loans	5,079	9,162	(4,084)	(44.6)	8,056
Equities	4,967	5,492	(525)	(9.6)	4,744
Trading derivatives	58,899	110,319	(51,420)	(46.6)	102,498
Deposits from credit institutions	5,503	9,843	(4,341)	(44.1)	4,636
Other financial assets at fair value	31,381	28,356	3,025	10.7	19,563
Customer loans	13,196	13,936	(741)	(5.3)	11,748
Other (deposits at credit institutions, debt securities and equities)	18,185	14,420	3,766	26.1	7,815
Available-for-sale financial assets	83,799	92,267	(8,468)	(9.2)	86,612
Debt securities	79,844	87,724	(7,881)	(9.0)	81,589
Equities	3,955	4,542	(587)	(12.9)	5,024
Loans	714,484	756,858	(42,373)	(5.6)	777,967
Deposits at credit institutions	56,017	53,785	2,232	4.1	42,389
Customer loans	650,581	696,013	(45,432)	(6.5)	728,737
Debt securities	7,886	7,059	827	11.7	6,840
Investments	5,536	4,453	1,083	24.3	4,154
Intangible assets and property and equipment	16,613	17,296	(682)	(3.9)	16,840
Goodwill	23,281	24,626	(1,344)	(5.5)	25,089
Other	48,151	49,338	(1,186)	(2.4)	51,622

Total assets	1,115,637	1,269,598	(153,962)	(12.1)	1,251,008

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trading portfolio	94,672	143,241	(48,568)	(33.9)	146,949
Customer deposits	8,500	8,897	(397)	(4.5)	16,574
Marketable debt securities	1	1	(0)	(7.9)	77
Trading derivatives	58,887	109,743	(50,856)	(46.3)	103,083
Other	27,285	24,600	2,685	10.9	27,214
Other financial liabilities at fair value	42,311	45,418	(3,108)	(6.8)	44,908
Customer deposits	26,484	28,638	(2,154)	(7.5)	26,982
Marketable debt securities	4,086	4,904	(818)	(16.7)	8,185
Due to central banks and credit institutions	11,741	11,876	(135)	(1.1)	9,741
Financial liabilities at amortized cost	863,115	959,321	(96,206)	(10.0)	935,669
Due to central banks and credit institutions	86,323	131,670	(45,347)	(34.4)	116,368
Customer deposits	572,853	589,104	(16,251)	(2.8)	588,977
Marketable debt securities	171,390	201,064	(29,674)	(14.8)	189,110
Subordinated debt	16,139	18,238	(2,100)	(11.5)	22,992
Other financial liabilities	16,410	19,245	(2,835)	(14.7)	18,221
Insurance liabilities	1,430	1,425	5	0.3	517
Provisions	14,474	16,148	(1,673)	(10.4)	17,308
Other liability accounts	19,735	22,771	(3,036)	(13.3)	24,844

Total liabilities	1,035,736	1,188,324	(152,587)	(12.8)	1,170,195

Shareholders’ equity	84,740	81,333	3,406	4.2	80,874
Capital stock	5,667	5,161	506	9.8	4,455
Reserves	75,109	74,528	581	0.8	72,660
Attributable profit to the Group	4,370	2,295	2,075	90.5	5,330
Less: dividends	(406)	(650)	244	(37.5)	(1,570)
Equity adjustments by valuation	(14,152)	(9,474)	(4,678)	49.4	(6,415)
Minority interests	9,313	9,415	(102)	(1.1)	6,354

Total equity	79,900	81,275	(1,375)	(1.7)	80,813

Total liabilities and equity	1,115,637	1,269,598	(153,962)	(12.1)	1,251,008

JANUARY - DECEMBER	7

FINANCIAL REPORT 2013 CONSOLIDATED FINANCIAL INFORMATION

CUSTOMER LOANS (EUR million)

			Variation
	31.12.13	31.12.12	Amount	(%)	31.12.11
Spanish Public sector	13,374	16,884	(3,510)	(20.8)	12,147
Other residents	160,478	183,130	(22,652)	(12.4)	202,411
Commercial bills	7,301	8,699	(1,399)	(16.1)	9,679
Secured loans	96,420	103,890	(7,470)	(7.2)	117,946
Other loans	56,757	70,540	(13,783)	(19.5)	74,785
Non-resident sector	519,907	544,520	(24,612)	(4.5)	552,789
Secured loans	320,608	339,519	(18,912)	(5.6)	342,676
Other loans	199,300	205,000	(5,701)	(2.8)	210,114
Gross customer loans	693,759	744,534	(50,775)	(6.8)	767,347
Loan-loss allowances	24,904	25,422	(518)	(2.0)	18,806
Net customer loans	668,856	719,112	(50,257)	(7.0)	748,541
Pro memoria: Doubtful loans	40,320	35,301	5,019	14.2	31,257
Public sector	99	121	(22)	(18.3)	102
Other residents	21,763	16,025	5,739	35.8	14,745
Non-resident sector	18,458	19,156	(697)	(3.6)	16,409

8	JANUARY - DECEMBER

CONSOLIDATED FINANCIAL INFORMATION FINANCIAL REPORT 2013

CREDIT RISK MANAGEMENT* (EUR million)

	31.12.13	31.12.12	Variation Amount		(%)	31.12.11
Non-performing loans	41,652	36,061	5,591		15.5	32,006
NPL ratio (%)	5.64	4.54	1.10 p.			3.90
Loan-loss allowances	25,681	26,111	(431)		(1.7)	19,531
Specific	21,972	21,793	180		0.8	15,398
Generic	3,708	4,319	(611)		(14.1)	4,133
NPL coverage (%)	61.7	72.4	(10.8 p.	)		61.0
Credit cost (%) **	1.53	2.38	(0.85 p.	)		1.41

*	Excluding country-risk
**	12 month net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

JANUARY - DECEMBER	9

FINANCIAL REPORT 2013 CONSOLIDATED FINANCIAL INFORMATION

NON-PERFORMING LOANS BY QUARTER (EUR million)

	1Q’12	2Q’12	3Q’12	4Q’12	1Q’13	2Q’13	3Q’13	4Q’13
Balance at beginning of period	32,006	32,534	34,339	35,802	36,061	38,051	40,055	41,173
Net additions*	3,615	5,425	3,815	3,682	3,798	5,875	4,122	3,800
Increase in scope of consolidation	(602)	(25)	(1)	(0)	743	—	—	—
Exchange differences	41	(67)	(36)	(430)	278	(1,260)	(401)	(739)
Write-offs	(2,527)	(3,529)	(2,316)	(2,993)	(2,829)	(2,611)	(2,603)	(2,583)
Balance at period-end	32,534	34,339	35,802	36,061	38,051	40,055	41,173	41,652

(*)	In 2Q’13 including EUR 2,015 million by reclassification of substandard operations in Spain to subjective nonperforming loans

TRADING PORTFOLIO*. VaR BY REGION

Fourth quarter EUR million	2013		2012
	Average	Latest	Average

Total	15.0	13.1	17.3

Europe	12.5	9.9	12.5
USA and Asia	0.6	0.5	0.8
Latin America	9.4	6.9	10.9
Global activities	1.9	2.0	1.2

(*)	Trading activity

TRADING PORTFOLIO*. VaR BY MARKET FACTOR

Fourth quarter EUR million	Min	Avg	Max	Latest
VaR total	9.4	15.0	18.9	13.1

Diversification effect	(9.6)	(13.6)	(21.3)	(12.3)
Interest rate VaR	8.1	11.4	15.4	8.5
Equity VaR	2.1	3.5	5.2	4.7
FX VaR	1.6	3.7	9.6	4.7
Credit spreads VaR	6.1	9.7	14.4	7.2
Commodities VaR	0.2	0.3	0.4	0.3

(*)	Trading activity

10	JANUARY - DECEMBER

CONSOLIDATED FINANCIAL INFORMATION FINANCIAL REPORT 2013

CUSTOMER FUNDS UNDER MANAGEMENT (EUR million)

	31.12.13	31.12.12	Variation Amount	(%)	31.12.11
Resident public sector	7,745	8,487	(741)	(8.7)	6,528
Other residents	161,649	157,011	4,638	3.0	144,131
Demand deposits	74,969	71,526	3,443	4.8	68,389
Time deposits	80,146	75,414	4,731	6.3	61,185
Other	6,535	10,071	(3,536)	(35.1)	14,557
Non-resident sector	438,442	461,141	(22,699)	(4.9)	481,875
Demand deposits	245,582	228,698	16,884	7.4	220,299
Time deposits	146,433	179,503	(33,070)	(18.4)	197,249
Other	46,427	52,940	(6,513)	(12.3)	64,328
Customer deposits	607,836	626,639	(18,802)	(3.0)	632,533
Debt securities*	175,477	205,969	(30,492)	(14.8)	197,372
Subordinated debt	16,139	18,238	(2,100)	(11.5)	22,992
On-balance sheet customer funds	799,452	850,846	(51,394)	(6.0)	852,898
Mutual funds	93,304	89,176	4,128	4.6	102,611
Pension funds	10,879	10,076	803	8.0	9,645
Managed portfolios	20,987	18,889	2,098	11.1	19,199
Other customer funds under management	125,169	118,141	7,028	5.9	131,456
Customer funds under management**	924,621	968,987	(44,366)	(4.6)	984,353

*	Including retail commercial paper (EUR million): 3,553 in December 2013, 11,536 in December 2012 and 6,052 in December 2011
**	Including marketed mutual and pension funds

MUTUAL FUNDS (EUR million)

	31.12.13	31.12.12	Var (%)	31.12.11
Spain	29,712	23,093	28.7	27,425
Portugal	1,050	1,544	(32.0)	1,866
Poland	2,683	2,443	9.8	1,747
United Kingdom	9,645	13,919	(30.7)	15,744
Latin America	50,214	48,178	4.2	55,829

Total	93,304	89,176	4.6	102,611

PENSION FUNDS (EUR million)

	31.12.13	31.12.12	Var (%)	31.12.11
Spain	10,030	9,289	8.0	8,884
Portugal	848	787	7.8	760

Total	10,879	10,076	8.0	9,645

JANUARY - DECEMBER	11

FINANCIAL REPORT 2013 CONSOLIDATED FINANCIAL INFORMATION

TOTAL EQUITY AND CAPITAL WITH THE NATURE OF FINANCIAL LIABILITIES (EUR million)

	31.12.13	31.12.12	Variation Amount	(%)	31.12.11
Capital stock	5,667	5,161	506	9.8	4,455
Additional paid-in surplus	36,804	37,302	(498)	(1.3)	31,223
Reserves	38,314	37,513	801	2.1	41,688
Treasury stock	(9)	(287)	278	(96.9)	(251)
Shareholders’ equity (before profit and dividends)	80,776	79,689	1,087	1.4	77,115
Attributable profit	4,370	2,295	2,075	90.4	5,330
Interim dividend distributed	(406)	(650)	244	(37.5)	(1,429)
Interim dividend not distributed (1)	(471)	(412)	(59)	14.2	(637)
Shareholders’ equity (after retained profit)	84,269	80,921	3,348	4.1	80,379
Valuation adjustments	(14,152)	(9,474)	(4,678)	49.4	(6,415)
Minority interests	9,313	9,415	(102)	(1.1)	6,354

Total equity (after retained profit)	79,430	80,862	(1,433)	(1.8)	80,318

Preferred shares and securities in subordinated debt	4,053	4,740	(687)	(14.5)	5,896

Total equity and capital with the nature of financial liabilities	83,483	85,602	(2,120)	(2.5)	86,214

(1)	In 2013, estimated data of May 2014 scrip dividend

COMPUTABLE CAPITAL AND BIS II RATIO (EUR million)

	31.12.13	31.12.12	Variation Amount	(%)	31.12.11
Core capital	57,346	57,558	(212)	(0.4)	56,694
Basic capital	61,723	62,234	(511)	(0.8)	62,294
Supplementary capital	11,040	11,981	(941)	(7.9)	15,568
Deductions	(1,310)	(1,279)	(31)	2.4	(1,090)
Computable capital	71,453	72,936	(1,483)	(2.0)	76,772
Risk-weighted assets	489,736	557,030	(67,294)	(12.1)	565,958

BIS II ratio	14.59	13.09	1.50 p.		13.56 p.
Tier I (before deductions)	12.60	11.17	1.43 p.		11.01 p.
Core capital	11.71	10.33	1.38 p.		10.02 p.

Shareholders’ equity surplus (BIS II ratio)	32,274	28,374	3,900	13.7	31,495

RATING AGENCIES. GRUPO SANTANDER

	Long term	Short term	Outlook
Standard & Poor’s	BBB	A-2	Stable
Fitch Ratings	BBB+	F2	Stable
Moody’s	Baa2	P-2	Negative
DBRS	A	R1(low)	Negative

12	JANUARY - DECEMBER

THE SANTANDER SHARE FINANCIAL REPORT 2013

THE SANTANDER SHARE. DECEMBER 2013

Shareholders and trading data
Shareholders (number)	3,299,026
Shares (number)	11,333,420,488
Average daily turnover (no. of shares)	85,761,339
Share liquidity (%)	201

(Number of shares traded during the year / number of shares)

Remuneration per share	euros
Santander Dividendo Elección (Aug. 13)	0.15
Santander Dividendo Elección (Nov. 13)	0.15
Santander Dividendo Elección (Feb. 14)	0.15
Santander Dividendo Elección (May. 14)	0.15

TOTAL	0.60

Price movements during the year
Beginning (31.12.12)	6.100
Highest	6.777
Lowest	4.791
Last (31.12.13)	6.506
Market capitalisation (million) (31.12.13)	73,735

Stock market indicators
Price / Book value (X)	0.88
P/E ratio (X)	16.13
Yield (1) (%)	10.40

(1)	Total remuneration for 2013 / Average share price in 2013

CAPITAL STOCK OWNERSHIP

December 2013	Shares	%
The Board of Directors	188,868,624	1.67
Institutional investors	5,777,993,335	50.98
Individuals	5,366,558,529	47.35

Total	11,333,420,488	100.00

JANUARY - DECEMBER	13

FINANCIAL REPORT 2013 INFORMATION BY SEGMENTS

Description of the segments

Grupo Santander is maintaining in 2013 the general criteria used in 2012, with the following exceptions:

1) In the Group’s financial statements:

•	The change in International Accounting Standards 19 (IAS 19) requires that for periods beginning on or after January 1, 2013 actuarial gains and losses are immediately recognised against shareholders’ equity, without the possibility for deferred recognition through the P&L, as it was done until now.

•	As a result of the disposal of Santander UK card business formerly owned by GE, its 2012 results have been eliminated from the various lines of the income statement and recorded, net, in profit from discontinued operations.

2) In businesses by restructuring:

•	Spain was incorporated as a principal or geographic segment, and includes the former branch networks of Santander, Banesto and Banif (merged in 2013), Global Wholesale Banking, Asset Management and Insurance and the ALCO portfolio in Spain.

•	Discontinued real estate activity in Spain is segregated into a unit within Continental Europe (Spain run-off real estate). It includes: loans from customers whose activity is mainly real estate development, which have a specialised management model; equity stakes in real estate companies and foreclosed assets.

3) Other adjustments

•	The annual adjustment was made to the Global Customer Relationship Model and resulted in a net increase of 60 new clients.

•	The wholesale businesses in Poland and Banesto, previously in Retail Banking, were incorporated to Global Wholesale Banking.

•	Corporate Activities was redefined due to funding allocation and transfer of real estate assets and their costs (already mentioned), as well as other reallocations of costs among units.

For comparison purposes, the figures for 2012 have been restated including the changes in the affected areas.

The financial statements of each business segment have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the units in each segment as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

The operating business areas are structured into two levels:

Principal level (or geographic). Geographical areas segment the activity of the Group’s operating units. This coincides with the Group’s first level of management and reflects Santander positioning in the world’s three main currency areas (euro, sterling and dollar). The segments reported on are:

•	Continental Europe. This covers all retail banking business, wholesale banking and asset management and insurance conducted in this region, as well as the unit of Spain run-off real estate. Detailed financial information is provided on Spain, Portugal, Poland and Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith).

•	United Kingdom. This includes retail and wholesale banking and asset management and insurance conducted by the various units and branches of the Group in the country.
•	Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries (including Puerto Rico). It also includes the specialised units of Santander Private Banking, as an independent and globally managed unit, and New York’s business. The financial statements of Brazil, Mexico and Chile are also provided.

•	United States. Includes the businesses of Santander Bank (former Sovereign Bank) and Santander Consumer USA (consolidated by the equity accounted method).

Secondary level (or business). This segments the activity of the operating units by type of business. The segments are: retail banking, wholesale banking, asset management and insurance and the unit of Spain run-off real estate.

•	Retail Banking. This covers all customer banking businesses, including private banking (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of their relative importance, details are also provided by the main geographic areas (Continental Europe, United Kingdom, Latin America and the US), as well as the main countries and Santander Consumer Finance. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•	Global Wholesale Banking (GBM). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including all treasuries managed globally, both trading and distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•	Asset Management and Insurance. This includes the contribution to the Group of the design and management of mutual and pension funds and insurance businesses carried out in some cases by the Group’s fully-owned subsidiaries and in other by units where the Group participates via joint ventures with specialists. All units remunerate the distribution networks they use to market these products (mainly the Group’s, although not exclusively) via revenue-sharing agreements. This means that the result recorded in this segment for each of the units included (in accordance with their participation and type of consolidation) is the net between the gross income and the distribution cost resulting from sharing agreements).

As well as these operating units, which cover everything by geographic area and by businesses, the Group continues to maintain the area of Corporate Activities. This area incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The figures of the various units of the Group listed below have been prepared in accordance with this criteria, and therefore, may not match those publish by each institution individually.

14	JANUARY - DECEMBER

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

NET OPERATING INCOME (EUR million)

		Var. / 3Q’13			Var. / 2012
	4Q’13	(%)	(%) w/o FX	2013	(%)	(%) w/o FX
Continental Europe	1,382	(10.7)	(10.7)	6,009	(7.7)	(7.5)
o/w: Spain	750	(6.9)	(6.9)	3,251	(15.7)	(15.7)
Portugal	97	(7.7)	(7.7)	421	(20.7)	(20.7)
Poland	166	(19.9)	(21.0)	731	34.8	35.3
Santander Consumer Finance	405	(11.1)	(11.1)	1,720	(2.3)	(2.3)
United Kingdom	657	15.9	14.3	2,276	2.7	7.5
Latin America	2,714	(7.0)	(4.1)	12,379	(16.4)	(6.8)
o/w: Brazil	1,732	(6.9)	(5.0)	8,219	(22.8)	(12.0)
Mexico	391	(12.2)	(8.5)	1,804	7.0	7.2
Chile	348	1.7	5.9	1,324	(3.6)	1.4
USA	154	(14.7)	(11.4)	896	(37.0)	(34.8)
Operating areas	4,907	(5.9)	(4.3)	21,560	(13.6)	(7.4)
Corporate Activities	(488)	44.2	44.2	(1,651)	7.4	7.4

Total Group	4,420	(9.4)	(7.6)	19,909	(15.0)	(8.4)

ATTRIBUTABLE PROFIT (EUR million)

Continental Europe*	294	6.8	6.5	1,127	(17.4)	(17.1)
o/w: Spain	111	50.9	50.9	478	(44.6)	(44.6)
Portugal	37	16.9	16.9	114	(6.3)	(6.3)
Poland	72	(27.6)	(28.6)	334	1.4	1.7
Santander Consumer Finance	209	0.1	0.1	794	9.6	9.6
United Kingdom*	357	16.7	15.2	1,149	11.1	16.4
Latin America	669	(8.7)	(5.1)	3,257	(23.6)	(16.3)
o/w: Brazil	301	(16.1)	(13.7)	1,577	(27.9)	(17.8)
Mexico	149	20.9	24.2	713	(29.3)	(29.2)
Chile	119	2.9	7.1	435	(11.2)	(6.6)
USA	137	(16.5)	(13.5)	724	(10.1)	(7.1)
Operating areas*	1,456	(1.4)	0.2	6,257	(16.2)	(10.9)
Corporate Activities*	(397)	(6.0)	(6.0)	(1,887)	(11.2)	(11.2)

Total Group*	1,060	0.4	2.7	4,370	(18.2)	(10.7)

Net capital gains and provisions	—	—	—	—	(100.0)	(100.0)

Total Group	1,060	0.4	2.7	4,370	90.5	136.8

(*).- Excluding net capital gains and provisions

CUSTOMER LOANS (EUR million)

Continental Europe	266,355	(2.0)	(2.1)	266,355	(6.0)	(5.7)
o/w: Spain	159,752	(3.1)	(3.1)	159,752	(10.5)	(10.5)
Portugal	24,482	(0.9)	(0.9)	24,482	(5.7)	(5.7)
Poland	16,214	(0.5)	(2.3)	16,214	66.6	69.9
Santander Consumer Finance	56,024	0.2	0.2	56,024	(1.2)	(1.2)
United Kingdom	231,046	(2.6)	(2.8)	231,046	(7.3)	(5.3)
Latin America	132,542	(2.4)	3.2	132,542	(5.4)	10.0
o/w: Brazil	66,446	(4.2)	2.6	66,446	(10.8)	7.4
Mexico	22,269	6.0	7.4	22,269	9.3	14.9
Chile	28,783	(3.1)	2.8	28,783	(3.0)	11.2
USA	37,682	(1.3)	0.8	37,682	(8.8)	(4.7)
Operating areas	667,625	(2.3)	(1.2)	667,625	(6.5)	(2.7)

Total Group	668,856	(2.6)	(1.5)	668,856	(7.0)	(3.3)

CUSTOMER DEPOSITS (EUR million)

Continental Europe	256,138	(2.6)	(2.7)	256,138	(0.0)	0.1
o/w: Spain	181,117	(4.1)	(4.1)	181,117	(3.3)	(3.3)
Portugal	24,191	0.0	0.0	24,191	0.9	0.9
Poland	18,503	6.3	4.4	18,503	65.0	68.2
Santander Consumer Finance	30,878	0.5	0.5	30,878	(3.2)	(3.2)
United Kingdom	187,467	(5.0)	(5.2)	187,467	(3.6)	(1.5)
Latin America	125,844	(4.7)	0.5	125,844	(6.6)	8.3
o/w: Brazil	61,490	(6.6)	0.1	61,490	(12.0)	6.1
Mexico	24,663	(4.3)	(3.1)	24,663	(0.3)	4.8
Chile	20,988	(4.9)	0.9	20,988	(6.3)	7.4
USA	35,537	(1.8)	0.3	35,537	(6.8)	(2.5)
Operating areas	604,986	(3.7)	(2.7)	604,986	(3.0)	1.0

Total Group	607,836	(4.0)	(3.0)	607,836	(3.0)	1.0

JANUARY - DECEMBER	15

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

CONTINENTAL EUROPE (EUR million)

		Var. / 3Q’13			Var. / 2012
	4Q’13	(%)	(%) w/o FX	2013	(%)	(%) w/o FX
INCOME STATEMENT
Net interest income	2,038	1.2	1.1	8,123	(8.3)	(8.1)
Net fees	837	(5.4)	(5.6)	3,551	(2.0)	(2.0)
Gains (losses) on financial transactions	110	(59.2)	(59.3)	775	153.6	153.7
Other operating income (1)	38	374.6	371.7	135	(26.0)	(26.0)
Gross income	3,023	(4.8)	(4.9)	12,585	(2.9)	(2.8)
Operating expenses	(1,641)	0.7	0.6	(6,576)	1.8	1.9
General administrative expenses	(1,423)	(1.7)	(1.8)	(5,807)	0.3	0.4
Personnel	(874)	0.5	0.4	(3,527)	0.8	0.9
Other general administrative expenses	(549)	(5.0)	(5.1)	(2,280)	(0.5)	(0.4)
Depreciation and amortisation	(218)	19.6	19.5	(769)	15.2	15.3
Net operating income	1,382	(10.7)	(10.7)	6,009	(7.7)	(7.5)
Net loan-loss provisions	(763)	(19.3)	(19.3)	(3,603)	(12.2)	(12.1)
Other income	(186)	(1.0)	(1.0)	(760)	32.3	32.3
Ordinary profit before taxes	433	4.7	4.4	1,646	(10.2)	(9.8)
Tax on profit	(113)	22.1	21.8	(376)	(8.7)	(8.2)
Ordinary profit from continuing operations	320	(0.3)	(0.6)	1,270	(10.6)	(10.3)
Net profit from discontinued operations	(6)	—	—	(6)	(15.0)	(12.9)
Ordinary consolidated profit	314	(1.9)	(2.3)	1,264	(10.6)	(10.2)
Minority interests	20	(55.0)	(55.6)	137	182.8	183.7
Ordinary attributable profit to the Group	294	6.8	6.5	1,127	(17.4)	(17.1)
Net capital gains and provisions	—	—	—	—	(100.0)	(100.0)
Attributable profit to the Group	294	6.8	6.5	1,127	—	—

BALANCE SHEET
Customer loans (2)	266,355	(2.0)	(2.1)	266,355	(6.0)	(5.7)
Trading portfolio (w/o loans)	50,317	(18.5)	(18.5)	50,317	(42.8)	(42.8)
Available-for-sale financial assets	37,319	(10.1)	(10.3)	37,319	(2.6)	(2.4)
Due from credit institutions (2)	38,506	(35.1)	(35.1)	38,506	(21.4)	(21.3)
Intangible assets and property and equipment	6,297	1.0	1.0	6,297	10.5	10.7
Other assets	37,847	38.0	37.8	37,847	22.8	23.0

Total assets/liabilities & shareholders’ equity	436,641	(6.7)	(6.8)	436,641	(11.8)	(11.6)

Customer deposits (2)	256,138	(2.6)	(2.7)	256,138	(0.0)	0.1
Marketable debt securities (2)	16,781	7.7	8.0	16,781	(20.5)	(19.9)
Subordinated debt (2)	406	11.1	9.3	406	242.6	248.3
Insurance liabilities	1,430	8.0	8.0	1,430	0.3	0.3
Due to credit institutions (2)	59,041	(15.8)	(15.7)	59,041	(24.5)	(23.8)
Other liabilities	77,194	(13.1)	(13.2)	77,194	(28.0)	(28.0)
Shareholders’ equity (3)	25,651	(11.2)	(11.3)	25,651	(17.3)	(17.0)
Other customer funds under management	50,962	6.3	6.1	50,962	17.4	17.6
Mutual and pension funds	44,323	7.9	7.8	44,323	19.3	19.4
Managed portfolios	6,638	(3.5)	(3.5)	6,638	6.5	6.5
Customer funds under management	324,286	(0.8)	(0.9)	324,286	1.1	1.2

RATIOS (%) AND OPERATING MEANS
ROE	4.20	0.42 p.		3.84	(0.53 p. )
Efficiency ratio (with amortisations)	54.3	3.0 p.		52.3	2.5 p.
NPL ratio	9.13	0.65 p.		9.13	2.84 p.
NPL coverage	57.3	(3.8 p. )		57.3	(15.7 p. )
Number of employees	58,383	(2.1)		58,383	0.8
Number of branches	6,160	(8.1)		6,160	(4.3)

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

16	JANUARY - DECEMBER

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

SPAIN (EUR million)

	4Q’13	% / 3Q’13	2013	% / 2012
INCOME STATEMENT
Net interest income	1,103	3.2	4,371	(15.4)
Net fees	440	(4.4)	1,901	(7.2)
Gains (losses) on financial transactions	91	(58.2)	611	183.5
Other operating income (1)	21	153.6	136	(44.9)
Gross income	1,656	(5.7)	7,020	(8.6)
Operating expenses	(906)	(4.7)	(3,769)	(1.4)
General administrative expenses	(792)	(7.8)	(3,377)	(2.3)
Personnel	(516)	(1.9)	(2,134)	(3.3)
Other general administrative expenses	(276)	(17.1)	(1,243)	(0.5)
Depreciation and amortisation	(113)	24.3	(392)	7.2
Net operating income	750	(6.9)	3,251	(15.7)
Net loan-loss provisions	(575)	(8.7)	(2,411)	(2.5)
Other income	(12)	(78.9)	(136)	6.3
Profit before taxes	162	39.7	704	(44.0)
Tax on profit	(52)	23.3	(225)	(42.8)
Profit from continuing operations	110	49.2	479	(44.6)
Net profit from discontinued operations	0	—	0	—
Consolidated profit	110	49.2	479	(44.6)
Minority interests	(1)	—	1	(32.7)
Attributable profit to the Group	111	50.9	478	(44.6)

BALANCE SHEET
Customer loans (2)	159,752	(3.1)	159,752	(10.5)
Trading portfolio (w/o loans)	47,062	(16.7)	47,062	(40.0)
Available-for-sale financial assets	25,608	(15.5)	25,608	(13.7)
Due from credit institutions (2)	25,050	(32.2)	25,050	1.1
Intangible assets and property and equipment	4,261	2.2	4,261	2.4
Other assets	19,101	83.4	19,101	44.3

Total assets/liabilities & shareholders’ equity	280,834	(7.4)	280,834	(14.6)

Customer deposits (2)	181,117	(4.1)	181,117	(3.3)
Marketable debt securities (2)	3,953	(18.0)	3,953	(65.7)
Subordinated debt (2)	8	(62.9)	8	5.3
Insurance liabilities	525	(5.2)	525	(45.5)
Due to credit institutions (2)	22,848	(15.2)	22,848	(19.6)
Other liabilities	60,815	(14.0)	60,815	(30.2)
Shareholders’ equity (3)	11,569	2.4	11,569	(14.3)
Other customer funds under management	44,793	8.7	44,793	24.0
Mutual and pension funds	39,583	8.7	39,583	22.9
Managed portfolios	5,210	8.4	5,210	33.2
Customer funds under management	229,870	(2.1)	229,870	(2.2)

RATIOS (%) AND OPERATING MEANS
ROE	3.87	1.32 p.	4.03	(2.24 p. )
Efficiency ratio (with amortisations)	54.7	0.6 p.	53.7	3.9 p.
NPL ratio	7.49	1.09 p.	7.49	3.65 p.
NPL coverage	44.0	(1.0 p. )	44.0	(6.0 p. )
Number of employees	27,406	(3.1)	27,406	(7.8)
Number of branches	4,067	(11.1)	4,067	(11.8)

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

JANUARY - DECEMBER	17

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

PORTUGAL (EUR million)

	4Q’13	% / 3Q’13	2013	% / 2012
INCOME STATEMENT
Net interest income	131	(0.5)	514	(9.8)
Net fees	67	(15.5)	318	(3.3)
Gains (losses) on financial transactions	11	6.7	51	(53.3)
Other operating income (1)	15	104.8	34	12.1
Gross income	224	(2.1)	916	(11.6)
Operating expenses	(126)	2.7	(495)	(2.2)
General administrative expenses	(107)	3.6	(417)	(2.1)
Personnel	(76)	2.2	(299)	(2.4)
Other general administrative expenses	(31)	6.9	(118)	(1.2)
Depreciation and amortisation	(19)	(1.6)	(79)	(2.9)
Net operating income	97	(7.7)	421	(20.7)
Net loan-loss provisions	(11)	(80.6)	(192)	(51.0)
Other income	(42)	609.2	(78)	624.3
Profit before taxes	44	0.6	150	18.5
Tax on profit	(15)	24.5	(44)	839.5
Profit from continuing operations	29	(8.5)	106	(13.0)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	29	(8.5)	106	(13.0)
Minority interests	(8)	—	(8)	—
Attributable profit to the Group	37	16.9	114	(6.3)

BALANCE SHEET
Customer loans (2)	24,482	(0.9)	24,482	(5.7)
Trading portfolio (w/o loans)	1,831	2.4	1,831	(6.0)
Available-for-sale financial assets	4,724	1.3	4,724	17.4
Due from credit institutions (2)	2,895	4.9	2,895	(17.9)
Intangible assets and property and equipment	821	(8.4)	821	114.7
Other assets	7,096	7.4	7,096	17.3

Total assets/liabilities & shareholders’ equity	41,848	1.0	41,848	(0.1)

Customer deposits (2)	24,191	0.0	24,191	0.9
Marketable debt securities (2)	2,329	(1.9)	2,329	(33.3)
Subordinated debt (2)	0	20.6	0	27.7
Insurance liabilities	75	(14.2)	75	(13.6)
Due to credit institutions (2)	12,319	3.7	12,319	5.1
Other liabilities	356	(0.7)	356	82.6
Shareholders’ equity (3)	2,579	1.4	2,579	6.5
Other customer funds under management	2,041	(0.1)	2,041	(15.7)
Mutual and pension funds	1,898	(1.0)	1,898	(18.6)
Managed portfolios	142	12.5	142	57.8
Customer funds under management	28,560	(0.1)	28,560	(4.4)

RATIOS (%) AND OPERATING MEANS
ROE	5.79	0.82 p.	4.49	(0.35 p. )
Efficiency ratio (with amortisations)	56.6	2.6 p.	54.1	5.2 p.
NPL ratio	8.12	0.26 p.	8.12	1.56 p.
NPL coverage	50.0	(1.9 p. )	50.0	(3.1 p. )
Number of employees	5,635	0.1	5,635	(1.5)
Number of branches	640	(1.1)	640	(4.0)

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

18	JANUARY - DECEMBER

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

POLAND (EUR million)

		Var. / 3Q’13			Var. / 2012
	4Q’13	(%)	(%) w/o FX	2013	(%)		(%) w/o FX
INCOME STATEMENT
Net interest income	206	1.2	(0.2)	781	44.4		44.9
Net fees	110	5.1	3.6	424	28.2		28.6
Gains (losses) on financial transactions	15	(62.2)	(62.9)	119	49.4		49.9
Other operating income (1)	(4)	99.6	107.6	7	(55.2)		(55.1)
Gross income	327	(5.5)	(6.8)	1,331	37.6		38.1
Operating expenses	(161)	16.2	14.4	(601)	41.2		41.7
General administrative expenses	(148)	18.2	16.3	(547)	39.9		40.4
Personnel	(80)	6.7	5.0	(318)	36.1		36.6
Other general administrative expenses	(68)	35.5	33.3	(229)	45.4		45.9
Depreciation and amortisation	(13)	(2.6)	(4.1)	(54)	56.7		57.2
Net operating income	166	(19.9)	(21.0)	731	34.8		35.3
Net loan-loss provisions	(39)	10.8	8.7	(167)	49.0		49.5
Other income	(4)	137.3	137.5	(6)	599.2		601.6
Profit before taxes	123	(28.0)	(28.9)	557	30.0		30.5
Tax on profit	(26)	(24.5)	(25.4)	(110)	26.8		27.3
Profit from continuing operations	97	(28.9)	(29.8)	447	30.9		31.3
Net profit from discontinued operations	—	—	—	—	—		—
Consolidated profit	97	(28.9)	(29.8)	447	30.9		31.3
Minority interests	24	(32.3)	(33.2)	113	805.4		808.5
Attributable profit to the Group	72	(27.6)	(28.6)	334	1.4		1.7

BALANCE SHEET
Customer loans (2)	16,214	(0.5)	(2.3)	16,214	66.6		69.9
Trading portfolio (w/o loans)	532	(5.1)	(6.8)	532	204.7		210.7
Available-for-sale financial assets	5,325	9.6	7.6	5,325	85.2		88.8
Due from credit institutions (2)	667	(18.7)	(20.2)	667	69.2		72.5
Intangible assets and property and equipment	273	24.3	22.1	273	86.6		90.3
Other assets	2,095	2.4	0.6	2,095	37.2		39.9

Total assets/liabilities & shareholders’ equity	25,106	1.2	(0.6)	25,106	69.1		72.4

Customer deposits (2)	18,503	6.3	4.4	18,503	65.0		68.2
Marketable debt securities (2)	121	—	—	121	—		—
Subordinated debt (2)	333	(0.0)	(1.8)	333	231.9		238.5
Insurance liabilities	84	—	—	84	—		—
Due to credit institutions (2)	1,206	(53.2)	(54.0)	1,206	152.1		157.1
Other liabilities	2,984	12.5	10.5	2,984	137.2		141.9
Shareholders’ equity (3)	1,875	2.1	0.3	1,875	4.4		6.4
Other customer funds under management	2,789	3.0	1.2	2,789	7.5		9.6
Mutual and pension funds	2,683	3.2	1.4	2,683	9.8		12.0
Managed portfolios	106	(2.3)	(4.1)	106	(29.5)		(28.1)
Customer funds under management	21,745	6.4	4.5	21,745	56.3		59.4

RATIOS (%) AND OPERATING MEANS
ROE	15.61	(6.36 p. )		17.68	(1.24 p.	)
Efficiency ratio (with amortisations)	49.2	9.2 p.		45.1	1.1 p.
NPL ratio	7.84	0.09 p.		7.84	3.12 p.
NPL coverage	61.8	(2.3 p. )		61.8	(6.5 p.	)
Number of employees	12,363	(1.1)		12,363	39.7
Number of branches	830	(0.7)		830	59.9
(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

JANUARY - DECEMBER	19

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

SANTANDER CONSUMER FINANCE (EUR million)

	4Q’13	% / 3Q’13	2013	% / 2012
INCOME STATEMENT
Net interest income	573	(3.3)	2,333	(2.3)
Net fees	190	(8.6)	787	1.2
Gains (losses) on financial transactions	(8)	—	(7)	(52.2)
Other operating income (1)	5	—	(2)	(82.4)
Gross income	759	(5.3)	3,111	(1.0)
Operating expenses	(353)	2.4	(1,391)	0.7
General administrative expenses	(291)	(0.6)	(1,172)	(3.6)
Personnel	(162)	(0.5)	(646)	3.5
Other general administrative expenses	(129)	(0.8)	(526)	(11.1)
Depreciation and amortisation	(63)	18.7	(219)	32.5
Net operating income	405	(11.1)	1,720	(2.3)
Net loan-loss provisions	(105)	(33.6)	(565)	(25.0)
Other income	(5)	(64.9)	(70)	73.5
Profit before taxes	295	4.2	1,085	12.3
Tax on profit	(76)	15.9	(255)	26.8
Profit from continuing operations	219	0.7	830	8.5
Net profit from discontinued operations	(6)	—	(6)	(15.0)
Consolidated profit	213	(1.8)	824	8.7
Minority interests	5	(46.3)	31	(10.5)
Attributable profit to the Group	209	0.1	794	9.6

BALANCE SHEET
Customer loans (2)	56,024	0.2	56,024	(1.2)
Trading portfolio (w/o loans)	864	(4.4)	864	(35.5)
Available-for-sale financial assets	705	18.0	705	209.8
Due from credit institutions (2)	8,158	(25.6)	8,158	(29.1)
Intangible assets and property and equipment	934	(0.6)	934	(6.5)
Other assets	3,723	56.0	3,723	12.1

Total assets/liabilities & shareholders’ equity	70,409	(1.8)	70,409	(4.9)

Customer deposits (2)	30,878	0.5	30,878	(3.2)
Marketable debt securities (2)	10,377	23.8	10,377	70.6
Subordinated debt (2)	64	536.7	64	526.3
Insurance liabilities	—	—	—	—
Due to credit institutions (2)	18,060	2.5	18,060	(11.9)
Other liabilities	3,901	1.2	3,901	(13.9)
Shareholders’ equity (3)	7,128	(35.7)	7,128	(35.5)
Other customer funds under management	6	1.7	6	7.4
Mutual and pension funds	6	1.7	6	7.4
Managed portfolios	—	—	—	—
Customer funds under management	41,326	5.6	41,326	8.8

RATIOS (%) AND OPERATING MEANS
ROE	8.27	0.77 p.	7.29	0.61 p.
Efficiency ratio (with amortisations)	46.6	3.5 p.	44.7	0.7 p.
NPL ratio	4.01	0.05 p.	4.01	0.11 p.
NPL coverage	105.3	(3.9 p. )	105.3	(4.2 p. )
Number of employees	11,695	(1.5)	11,695	(4.8)
Number of branches	613	(3.5)	613	(2.5)

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

20	JANUARY - DECEMBER

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

UNITED KINGDOM (EUR million)

		Var. / 3Q’13			Var. / 2012
	4Q’13	(%)	(%) w/o FX	2013	(%)	(%) w/o FX
INCOME STATEMENT
Net interest income	962	9.7	8.1	3,451	3.4	8.3
Net fees	244	0.3	(1.4)	992	(16.6)	(12.7)
Gains (losses) on financial transactions	85	18.3	15.8	403	11.7	17.0
Other operating income (1)	18	220.0	216.8	36	78.8	87.3
Gross income	1,308	9.3	7.6	4,881	(0.5)	4.2
Operating expenses	(650)	3.3	1.6	(2,605)	(3.1)	1.5
General administrative expenses	(520)	(1.7)	(3.4)	(2,181)	(5.6)	(1.1)
Personnel	(368)	12.6	10.7	(1,401)	(6.1)	(1.7)
Other general administrative expenses	(153)	(24.7)	(26.2)	(780)	(4.7)	(0.2)
Depreciation and amortisation	(130)	29.5	27.7	(424)	12.0	17.3
Net operating income	657	15.9	14.3	2,276	2.7	7.5
Net loan-loss provisions	(145)	(6.4)	(7.9)	(580)	(28.1)	(24.6)
Other income	(66)	157.8	152.4	(236)	41.3	48.0
Ordinary profit before taxes	447	15.5	14.0	1,460	17.4	23.0
Tax on profit	(95)	17.2	15.7	(301)	5.4	10.4
Ordinary profit from continuing operations	352	15.1	13.5	1,159	21.0	26.7
Net profit from discontinued operations	5	—	—	(9)	—	—
Ordinary consolidated profit	357	16.7	15.2	1,149	11.1	16.4
Minority interests	(0)	—	—	—	(100.0)	(100.0)
Ordinary attributable profit to the Group	357	16.7	15.2	1,149	11.1	16.4
Net capital gains and provisions	—	—	—	—	(100.0)	(100.0)
Attributable profit to the Group	357	16.7	15.2	1,149	3.1	8.0

BALANCE SHEET
Customer loans (2)	231,046	(2.6)	(2.8)	231,046	(7.3)	(5.3)
Trading portfolio (w/o loans)	28,831	(19.1)	(19.3)	28,831	(24.5)	(22.9)
Available-for-sale financial assets	6,003	11.4	11.1	6,003	(10.6)	(8.7)
Due from credit institutions (2)	17,136	(28.0)	(28.2)	17,136	(5.5)	(3.4)
Intangible assets and property and equipment	2,498	3.8	3.5	2,498	(2.5)	(0.4)
Other assets	38,229	(19.3)	(19.5)	38,229	(13.7)	(11.9)

Total assets/liabilities & shareholders’ equity	323,743	(8.0)	(8.2)	323,743	(9.8)	(7.9)

Customer deposits (2)	187,467	(5.0)	(5.2)	187,467	(3.6)	(1.5)
Marketable debt securities (2)	64,092	(4.5)	(4.7)	64,092	(13.3)	(11.4)
Subordinated debt (2)	5,805	25.1	24.8	5,805	4.9	7.2
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions (2)	26,882	(17.1)	(17.3)	26,882	(8.3)	(6.3)
Other liabilities	26,855	(27.9)	(28.1)	26,855	(37.1)	(35.7)
Shareholders’ equity (3)	12,642	(3.8)	(4.0)	12,642	(3.9)	(1.8)
Other customer funds under management	9,645	0.8	0.5	9,645	(30.7)	(29.2)
Mutual and pension funds	9,645	0.8	0.5	9,645	(30.7)	(29.2)
Managed portfolios	—	—	—	—	—	—
Customer funds under management	267,010	(4.1)	(4.4)	267,010	(7.2)	(5.2)

RATIOS (%) AND OPERATING MEANS
ROE	11.07	1.64 p.		8.84	1.06 p.
Efficiency ratio (with amortisations)	49.7	(2.9 p. )		53.4	(1.4 p. )
NPL ratio	1.98	—		1.98	(0.07 p. )
NPL coverage	41.6	—		41.6	(2.5 p. )
Number of employees	25,368	(0.0)		25,368	(3.4)
Number of branches	1,157	(2.9)		1,157	(2.7)

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

JANUARY - DECEMBER	21

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

LATIN AMERICA (EUR million)

		Var. / 3Q’13			Var. / 2012
	4Q’13	(%)	(%) w/o FX	2013	(%)	(%) w/o FX
INCOME STATEMENT
Net interest income	3,561	(0.3)	2.2	15,186	(15.1)	(5.5)
Net fees	1,195	6.1	8.8	4,874	(4.4)	6.2
Gains (losses) on financial transactions	160	(51.3)	(46.0)	1,039	(3.1)	8.0
Other operating income (1)	(16)	329.9	326.8	(15)	(87.0)	(86.0)
Gross income	4,899	(2.5)	0.4	21,083	(11.9)	(2.0)
Operating expenses	(2,186)	3.8	6.6	(8,704)	(4.6)	5.9
General administrative expenses	(1,967)	4.2	7.0	(7,800)	(5.5)	4.9
Personnel	(1,064)	2.3	5.1	(4,319)	(7.0)	3.2
Other general administrative expenses	(904)	6.5	9.3	(3,481)	(3.6)	7.1
Depreciation and amortisation	(218)	0.9	3.6	(904)	3.8	15.2
Net operating income	2,714	(7.0)	(4.1)	12,379	(16.4)	(6.8)
Net loan-loss provisions	(1,398)	(8.5)	(6.0)	(6,483)	(12.2)	(1.4)
Other income	(195)	33.9	36.0	(551)	(32.7)	(22.3)
Profit before taxes	1,121	(10.1)	(6.4)	5,345	(19.2)	(11.0)
Tax on profit	(265)	(14.8)	(10.7)	(1,208)	(18.6)	(9.1)
Profit from continuing operations	856	(8.5)	(5.0)	4,137	(19.3)	(11.5)
Net profit from discontinued operations	0	—	—	0	—	—
Consolidated profit	856	(8.5)	(5.0)	4,137	(19.3)	(11.5)
Minority interests	188	(7.5)	(4.5)	879	1.5	12.4
Attributable profit to the Group	669	(8.7)	(5.1)	3,257	(23.6)	(16.3)

BALANCE SHEET
Customer loans (2)	132,542	(2.4)	3.2	132,542	(5.4)	10.0
Trading portfolio (w/o loans)	23,107	(14.0)	(10.5)	23,107	(18.6)	(8.8)
Available-for-sale financial assets	20,947	10.7	17.2	20,947	(10.9)	4.9
Due from credit institutions (2)	28,213	2.0	6.4	28,213	9.4	23.6
Intangible assets and property and equipment	3,930	(0.4)	6.3	3,930	(12.5)	4.2
Other assets	41,238	(22.5)	(18.2)	41,238	(12.9)	1.8

Total assets/liabilities & shareholders’ equity	249,979	(6.2)	(1.1)	249,979	(7.3)	7.3

Customer deposits (2)	125,844	(4.7)	0.5	125,844	(6.6)	8.3
Marketable debt securities (2)	28,987	1.9	8.4	28,987	3.1	21.7
Subordinated debt (2)	4,833	22.6	30.9	4,833	(15.7)	0.1
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions (2)	24,825	(30.9)	(27.8)	24,825	(22.7)	(11.4)
Other liabilities	45,252	3.8	9.1	45,252	(6.7)	6.8
Shareholders’ equity (3)	20,237	(9.5)	(4.5)	20,237	(0.8)	14.8
Other customer funds under management	64,563	(3.3)	1.8	64,563	6.1	21.4
Mutual and pension funds	50,214	(4.9)	0.6	50,214	4.2	20.9
Managed portfolios	14,349	2.6	6.3	14,349	13.4	23.0
Customer funds under management	224,227	(3.1)	2.4	224,227	(2.3)	13.2

RATIOS (%) AND OPERATING MEANS
ROE	12.24	(0.50 p. )		13.84	(5.41 p. )
Efficiency ratio (with amortisations)	44.6	2.7 p.		41.3	3.2 p.
NPL ratio	5.03	(0.29 p. )		5.03	(0.39 p. )
NPL coverage	84.6	1.7 p.		84.6	(2.9 p. )
Number of employees	87,069	(0.7)		87,069	(3.9)
Number of branches	5,904	(1.0)		5,904	(2.3)

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

22	JANUARY - DECEMBER

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

BRAZIL (EUR million)

		Var. / 3Q’13			Var. / 2012
	4Q’13	(%)	(%) w/o FX	2013	(%)	(%) w/o FX
INCOME STATEMENT
Net interest income	2,289	0.9	2.3	10,071	(21.0)	(9.9)
Net fees	732	12.4	13.1	2,943	(6.2)	7.0
Gains (losses) on financial transactions	60	(70.6)	(65.6)	540	(24.5)	(13.9)
Other operating income (1)	2	(52.7)	(48.6)	10	—	—
Gross income	3,083	(1.4)	0.3	13,565	(17.9)	(6.4)
Operating expenses	(1,351)	6.6	8.1	(5,346)	(8.9)	3.9
General administrative expenses	(1,212)	7.0	8.5	(4,765)	(10.0)	2.6
Personnel	(650)	8.1	9.4	(2,578)	(12.5)	(0.2)
Other general administrative expenses	(562)	5.8	7.5	(2,187)	(7.0)	6.1
Depreciation and amortisation	(139)	2.7	4.3	(581)	1.5	15.7
Net operating income	1,732	(6.9)	(5.0)	8,219	(22.8)	(12.0)
Net loan-loss provisions	(985)	(7.4)	(5.7)	(4,894)	(20.1)	(8.9)
Other income	(163)	28.9	30.3	(500)	(38.4)	(29.7)
Profit before taxes	584	(12.7)	(10.3)	2,826	(24.0)	(13.3)
Tax on profit	(191)	(3.4)	(1.1)	(782)	(16.5)	(4.8)
Profit from continuing operations	393	(16.6)	(14.1)	2,044	(26.5)	(16.2)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	393	(16.6)	(14.1)	2,044	(26.5)	(16.2)
Minority interests	92	(18.2)	(15.4)	466	(21.1)	(10.0)
Attributable profit to the Group	301	(16.1)	(13.7)	1,577	(27.9)	(17.8)

BALANCE SHEET
Customer loans (2)	66,446	(4.2)	2.6	66,446	(10.8)	7.4
Trading portfolio (w/o loans)	10,321	(11.5)	(5.2)	10,321	(18.4)	(1.7)
Available-for-sale financial assets	14,175	15.5	23.7	14,175	(13.0)	4.9
Due from credit institutions (2)	14,734	26.1	35.1	14,734	29.9	56.5
Intangible assets and property and equipment	2,793	(2.5)	4.5	2,793	(16.8)	0.2
Other assets	25,456	(18.6)	(12.8)	25,456	(18.2)	(1.5)

Total assets/liabilities & shareholders’ equity	133,925	(3.7)	3.1	133,925	(10.3)	8.1

Customer deposits (2)	61,490	(6.6)	0.1	61,490	(12.0)	6.1
Marketable debt securities (2)	20,002	0.0	7.1	20,002	0.1	20.7
Subordinated debt (2)	2,734	(4.3)	2.5	2,734	(38.0)	(25.3)
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions (2)	12,929	(11.5)	(5.1)	12,929	(25.7)	(10.5)
Other liabilities	25,229	8.3	16.1	25,229	(2.2)	17.8
Shareholders’ equity (3)	11,542	(8.4)	(1.8)	11,542	(2.4)	17.5
Other customer funds under management	37,409	(6.4)	0.3	37,409	7.5	29.5
Mutual and pension funds	34,444	(6.5)	0.2	34,444	9.9	32.4
Managed portfolios	2,965	(5.2)	1.6	2,965	(14.7)	2.8
Customer funds under management	121,635	(5.4)	1.3	121,635	(5.7)	13.6

RATIOS (%) AND OPERATING MEANS
ROE	9.70	(1.51 p. )		11.88	(5.78 p. )
Efficiency ratio (with amortisations)	43.8	3.3 p.		39.4	3.9 p.
NPL ratio	5.64	(0.48 p. )		5.64	(1.22 p. )
NPL coverage	95.1	3.1 p.		95.1	4.9 p.
Number of employees	49,459	(1.9)		49,459	(8.0)
Number of branches	3,566	(2.6)		3,566	(5.9)

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

JANUARY - DECEMBER	23

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

MEXICO (EUR million)

		Var. / 3Q’13			Var. / 2012
	4Q’13	(%)	(%) w/o FX	2013	(%)	(%) w/o FX
INCOME STATEMENT
Net interest income	531	(0.4)	3.1	2,120	5.7	5.9
Net fees	194	(4.6)	(1.1)	810	7.9	8.1
Gains (losses) on financial transactions	(3)	—	—	142	35.4	35.7
Other operating income (1)	(13)	6.6	9.8	(32)	(33.4)	(33.2)
Gross income	710	(6.1)	(2.5)	3,040	8.0	8.3
Operating expenses	(318)	2.7	6.2	(1,236)	9.6	9.9
General administrative expenses	(291)	3.8	7.3	(1,115)	9.9	10.2
Personnel	(142)	(9.3)	(5.7)	(598)	11.9	12.2
Other general administrative expenses	(149)	20.4	23.7	(517)	7.7	7.9
Depreciation and amortisation	(27)	(8.0)	(4.4)	(121)	6.7	7.0
Net operating income	391	(12.2)	(8.5)	1,804	7.0	7.2
Net loan-loss provisions	(218)	(15.2)	(11.9)	(801)	71.8	72.2
Other income	(4)	21.6	25.2	17	(68.9)	(68.8)
Profit before taxes	170	(8.5)	(4.4)	1,020	(20.0)	(19.8)
Tax on profit	24	—	—	(84)	(59.4)	(59.3)
Profit from continuing operations	194	19.2	22.5	936	(12.4)	(12.2)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	194	19.2	22.5	936	(12.4)	(12.2)
Minority interests	45	14.0	17.5	223	276.9	277.7
Attributable profit to the Group	149	20.9	24.2	713	(29.3)	(29.2)

BALANCE SHEET
Customer loans (2)	22,269	6.0	7.4	22,269	9.3	14.9
Trading portfolio (w/o loans)	8,685	(15.7)	(14.7)	8,685	(17.0)	(12.8)
Available-for-sale financial assets	3,387	8.7	10.1	3,387	22.2	28.5
Due from credit institutions (2)	7,975	6.1	7.4	7,975	3.9	9.3
Intangible assets and property and equipment	402	6.6	7.9	402	5.8	11.2
Other assets	5,681	15.2	16.7	5,681	9.0	14.7

Total assets/liabilities & shareholders’ equity	48,398	2.4	3.7	48,398	3.2	8.6

Customer deposits (2)	24,663	(4.3)	(3.1)	24,663	(0.3)	4.8
Marketable debt securities (2)	2,896	17.9	19.4	2,896	43.3	50.7
Subordinated debt (2)	931	—	—	931	—	—
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions (2)	5,494	22.8	24.4	5,494	46.2	53.8
Other liabilities	11,601	5.2	6.5	11,601	(10.9)	(6.3)
Shareholders’ equity (3)	2,814	(19.9)	(18.9)	2,814	(15.7)	(11.4)
Other customer funds under management	10,349	0.5	1.8	10,349	0.2	5.4
Mutual funds	10,349	0.5	1.8	10,349	0.2	5.4
Managed portfolios	—	—	—	—	—	—
Customer funds under management	38,838	0.8	2.1	38,838	4.7	10.1

RATIOS (%) AND OPERATING MEANS
ROE	17.79	4.85 p.		18.64	(6.26 p. )
Efficiency ratio (with amortisations)	44.8	3.8 p.		40.7	0.6 p.
NPL ratio	3.66	0.08 p.		3.66	1.72 p.
NPL coverage	97.5	(1.5 p. )		97.5	(59.8 p. )
Number of employees	14,804	2.2		14,804	6.0
Number of branches	1,258	2.4		1,258	7.5

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

24	JANUARY - DECEMBER

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

CHILE (EUR million)

		Var. / 3Q’13			Var. / 2012
	4Q’13	(%)	(%) w/o FX	2013	(%)	(%) w/o FX
INCOME STATEMENT
Net interest income	434	(2.7)	1.5	1,698	(1.7)	3.4
Net fees	90	0.1	4.3	383	(14.4)	(10.0)
Gains (losses) on financial transactions	46	20.6	24.2	168	35.8	42.8
Other operating income (1)	(1)	—	—	12	35.8	42.8
Gross income	569	(1.1)	3.1	2,261	(2.0)	3.0
Operating expenses	(221)	(5.3)	(1.0)	(937)	0.4	5.5
General administrative expenses	(197)	(4.5)	(0.2)	(829)	(0.5)	4.6
Personnel	(122)	(4.0)	0.3	(513)	(1.6)	3.4
Other general administrative expenses	(74)	(5.4)	(1.1)	(315)	1.5	6.7
Depreciation and amortisation	(25)	(11.0)	(6.6)	(108)	7.2	12.7
Net operating income	348	1.7	5.9	1,324	(3.6)	1.4
Net loan-loss provisions	(142)	(7.8)	(3.4)	(597)	4.1	9.5
Other income	(4)	—	—	4	(25.2)	(21.4)
Profit before taxes	203	4.4	8.6	731	(9.2)	(4.6)
Tax on profit	(33)	20.3	24.2	(107)	6.1	11.5
Profit from continuing operations	169	1.8	6.0	624	(11.4)	(6.9)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	169	1.8	6.0	624	(11.4)	(6.9)
Minority interests	50	(0.6)	3.6	188	(12.0)	(7.5)
Attributable profit to the Group	119	2.9	7.1	435	(11.2)	(6.6)

BALANCE SHEET
Customer loans (2)	28,783	(3.1)	2.8	28,783	(3.0)	11.2
Trading portfolio (w/o loans)	1,388	27.9	35.7	1,388	(19.5)	(7.7)
Available-for-sale financial assets	2,385	(4.0)	1.8	2,385	(19.1)	(7.2)
Due from credit institutions (2)	2,599	(10.0)	(4.5)	2,599	(17.5)	(5.4)
Intangible assets and property and equipment	327	0.8	7.0	327	(12.3)	0.6
Other assets	3,072	(6.2)	(0.4)	3,072	9.8	25.9

Total assets/liabilities & shareholders’ equity	38,553	(3.0)	2.9	38,553	(5.2)	8.7

Customer deposits (2)	20,988	(4.9)	0.9	20,988	(6.3)	7.4
Marketable debt securities (2)	6,022	1.2	7.4	6,022	(1.0)	13.6
Subordinated debt (2)	1,147	14.1	21.1	1,147	(0.3)	14.4
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions (2)	4,253	(7.8)	(2.2)	4,253	(9.0)	4.4
Other liabilities	4,021	3.3	9.6	4,021	(6.2)	7.6
Shareholders’ equity (3)	2,122	(4.1)	1.7	2,122	2.5	17.5
Other customer funds under management	5,469	(3.5)	2.3	5,469	19.9	37.5
Mutual and pension funds	4,067	(5.2)	0.6	4,067	(10.9)	2.2
Managed portfolios	1,402	1.6	7.8	1,402	—	—
Customer funds under management	33,626	(3.1)	2.8	33,626	(1.7)	12.8

RATIOS (%) AND OPERATING MEANS
ROE	22.11	1.52 p.		18.47	(3.27 p. )
Efficiency ratio (with amortisations)	38.9	(1.7 p. )		41.4	1.0 p.
NPL ratio	5.91	(0.09 p. )		5.91	0.74 p.
NPL coverage	51.1	1.4 p.		51.1	(6.6 p. )
Number of employees	12,290	(0.1)		12,290	(0.6)
Number of branches	493	1.0		493	(2.2)

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

JANUARY - DECEMBER	25

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

UNITED STATES (EUR million)

		Var. / 3Q’13			Var. / 2012
	4Q’13	(%)	(%) w/o FX	2013	(%)	(%) w/o FX
INCOME STATEMENT
Net interest income	335	(3.4)	(0.6)	1,409	(16.9)	(14.1)
Net fees	103	5.4	8.1	393	4.0	7.5
Gains (losses) on financial transactions	11	—	—	69	(71.7)	(70.8)
Other operating income (1)	42	(42.3)	(39.4)	285	(0.7)	2.7
Gross income	491	(3.6)	(0.7)	2,157	(17.2)	(14.4)
Operating expenses	(336)	2.6	5.2	(1,260)	6.5	10.1
General administrative expenses	(293)	3.2	5.8	(1,097)	5.8	9.4
Personnel	(148)	(7.5)	(4.9)	(607)	6.1	9.7
Other general administrative expenses	(145)	17.1	19.8	(491)	5.4	8.9
Depreciation and amortisation	(44)	(1.4)	1.1	(163)	11.8	15.6
Net operating income	154	(14.7)	(11.4)	896	(37.0)	(34.8)
Net loan-loss provisions	23	78.2	79.8	5	—	—
Other income	(20)	(28.5)	(26.7)	(64)	(65.5)	(64.3)
Profit before taxes	158	(5.1)	(1.8)	836	(13.8)	(10.9)
Tax on profit	(21)	696.7	658.3	(113)	(31.6)	(29.3)
Profit from continuing operations	137	(16.5)	(13.5)	724	(10.1)	(7.1)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	137	(16.5)	(13.5)	724	(10.1)	(7.1)
Minority interests	—	—	—	—	—	—
Attributable profit to the Group	137	(16.5)	(13.5)	724	(10.1)	(7.1)

BALANCE SHEET
Customer loans (2)	37,682	(1.3)	0.8	37,682	(8.8)	(4.7)
Trading portfolio (w/o loans)	117	(18.7)	(17.0)	117	(57.3)	(55.4)
Available-for-sale financial assets	8,854	(0.8)	1.3	8,854	(40.1)	(37.4)
Due from credit institutions (2)	348	(25.4)	(23.9)	348	(51.3)	(49.1)
Intangible assets and property and equipment	585	4.7	6.9	585	4.3	9.1
Other assets	6,745	(3.8)	(1.8)	6,745	27.8	33.6

Total assets/liabilities & shareholders’ equity	54,330	(1.7)	0.4	54,330	(13.7)	(9.8)

Customer deposits (2)	35,537	(1.8)	0.3	35,537	(6.8)	(2.5)
Marketable debt securities (2)	1,146	(1.8)	0.3	1,146	39.8	46.1
Subordinated debt (2)	1,225	(30.5)	(29.0)	1,225	(38.4)	(35.6)
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions (2)	8,101	(4.1)	(2.1)	8,101	(43.0)	(40.5)
Other liabilities	2,649	37.0	39.9	2,649	0.8	5.4
Shareholders’ equity (3)	5,673	(2.1)	0.0	5,673	9.5	14.5
Other customer funds under management	—	—	—	—	—	—
Mutual and pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Customer funds under management	37,907	(3.1)	(1.0)	37,907	(7.4)	(3.2)

RATIOS (%) AND OPERATING MEANS
ROE	9.54	(1.58 p. )		12.42	(3.00 p. )
Efficiency ratio (with amortisations)	68.6	4.1 p.		58.4	13.0 p.
NPL ratio	2.23	(0.03 p. )		2.23	(0.06 p. )
NPL coverage	93.6	(3.0 p. )		93.6	(12.3 p. )
Number of employees	9,741	1.8		9,741	2.1
Number of branches	706	—		706	(2.2)

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

(2).- Including all on-balance sheet balances for this item

(3).- Not including profit of the year

SANTANDER BANK. INCOME STATEMENT (US$ million)

	4Q’13	3Q’13	Var.(%)	2013	2012	Var.(%)
Gross income	603	579	4.3	2,454	2,907	(15.6)
Net operating income	146	144	1.4	781	1,391	(43.9)
Attributable profit to the Group	121	120	0.5	548	598	(8.5)

26	JANUARY - DECEMBER

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

CORPORATE ACTIVITIES (EUR million)

	4Q’13	3Q’13	(%)	2013	2012	(%)
INCOME STATEMENT
Net interest income	(619)	(526)	17.7	(2,234)	(1,843)	21.2
Net fees	3	(19)	—	(50)	(30)	63.8
Gains (losses) on financial transactions	264	330	(20.0)	1,184	716	65.4
Other operating income	36	47	(23.0)	146	150	(2.7)
Dividends	4	23	(84.2)	35	53	(34.0)
Income from equity-accounted method	0	(4)	—	(8)	(4)	76.0
Other operating income/expenses	33	28	14.6	119	101	17.0
Gross income	(316)	(168)	88.0	(953)	(1,007)	(5.3)
Operating expenses	(172)	(170)	1.0	(698)	(530)	31.6
General administrative expenses	(118)	(154)	(23.2)	(566)	(411)	37.9
Personnel	(56)	(35)	57.8	(216)	(103)	109.9
Other general administrative expenses	(63)	(119)	(47.2)	(350)	(308)	13.8
Depreciation and amortisation	(54)	(16)	234.2	(132)	(120)	10.2
Net operating income	(488)	(338)	44.2	(1,651)	(1,537)	7.4
Net loan-loss provisions	2	14	(83.5)	(201)	(85)	136.7
Other income	105	(124)	—	(173)	(555)	(68.8)
Ordinary profit before taxes	(380)	(447)	(15.1)	(2,025)	(2,177)	(7.0)
Tax on profit	(6)	24	—	145	33	344.6
Ordinary profit from continuing operations	(386)	(424)	(9.0)	(1,880)	(2,144)	(12.3)
Net profit from discontinued operations	(0)	—	—	(0)	0	—
Ordinary consolidated profit	(386)	(424)	(9.0)	(1,880)	(2,144)	(12.3)
Minority interests	11	(2)	—	7	(20)	—
Ordinary attributable profit to the Group	(397)	(422)	(6.0)	(1,887)	(2,125)	(11.2)
Net capital gains and provisions	—	—	—	—	983	(100.0)
Attributable profit to the Group	(397)	(422)	(6.0)	(1,887)	(1,142)	65.3

BALANCE SHEET
Trading portfolio (w/o loans)	2,743	4,772	(42.5)	2,743	4,722	(41.9)
Available-for-sale financial assets	10,676	18,590	(42.6)	10,676	8,949	19.3
Investments	405	237	70.8	405	88	357.8
Goodwill	23,275	23,729	(1.9)	23,275	24,626	(5.5)
Liquidity lent to the Group	17,707	23,862	(25.8)	17,707	18,583	(4.7)
Capital assigned to Group areas	64,203	70,193	(8.5)	64,203	69,773	(8.0)
Other assets	62,714	62,816	(0.2)	62,714	116,712	(46.3)

Total assets/liabilities & shareholders’ equity	181,722	204,200	(11.0)	181,722	243,453	(25.4)

Customer deposits (1)	2,851	4,916	(42.0)	2,851	3,152	(9.5)
Marketable debt securities (1)	64,470	69,149	(6.8)	64,470	82,002	(21.4)
Subordinated debt (1)	3,871	4,593	(15.7)	3,871	4,866	(20.5)
Other liabilities	29,755	44,677	(33.4)	29,755	73,744	(59.7)
Group capital and reserves (2)	80,776	80,866	(0.1)	80,776	79,689	1.4
Other customer funds under management	—	—	—	—	—	—
Mutual and pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Customer funds under management	71,192	78,657	(9.5)	71,192	90,020	(20.9)

OPERATING MEANS
Number of employees	2,397	2,490	(3.7)	2,397	2,374	1.0

(1).- Including all on-balance sheet balances for this item

(2).- Not including profit of the year

JANUARY - DECEMBER	27

FINANCIAL REPORT 2013 INFORMATION BY SECONDARY SEGMENTS

RETAIL BANKING (EUR million)

		Var. / 3Q’13			Var. / 2012
	4Q’13	(%)	(%) w/o FX	2013	(%)	(%) w/o FX
INCOME STATEMENT
Net interest income	6,187	(0.8)	0.5	25,553	(11.5)	(5.3)
Net fees	1,994	0.8	2.1	8,193	(3.3)	2.7
Gains (losses) on financial transactions	172	(22.2)	(20.1)	1,119	(1.3)	6.4
Other operating income (1)	(51)	140.1	124.7	(75)	(48.0)	(42.1)
Gross income	8,301	(1.4)	(0.0)	34,790	(9.2)	(3.1)
Operating expenses	(4,264)	3.1	4.3	(16,917)	(1.6)	4.4
Net operating income	4,037	(5.6)	(4.2)	17,873	(15.4)	(9.2)
Net loan-loss provisions	(2,089)	0.8	2.0	(9,448)	(19.7)	(13.5)
Other income	(298)	9.6	11.1	(1,055)	(18.6)	(10.1)
Ordinary profit before taxes	1,650	(14.7)	(13.0)	7,370	(8.7)	(2.9)
Tax on profit	(361)	(15.3)	(13.4)	(1,509)	(8.5)	(1.6)
Ordinary profit from continuing operations	1,289	(14.5)	(12.9)	5,861	(8.8)	(3.2)
Net profit from discontinued operations	(1)	71.5	52.5	(15)	—	—
Ordinary consolidated profit	1,288	(14.5)	(12.9)	5,845	(10.0)	(4.5)
Minority interests	148	(22.4)	(19.8)	768	12.0	22.9
Ordinary attributable profit to the Group	1,140	(13.4)	(11.9)	5,077	(12.6)	(7.6)
Net capital gains and provisions	—	—	—	—	(100.0)	(100.0)
Attributable profit to the Group	1,140	(13.4)	(11.9)	5,077	(13.8)	(8.9)

BUSINESS VOLUMES
Customer loans	584,137	(1.7)	(0.7)	584,137	(5.6)	(1.9)
Customer deposits	537,408	(2.2)	(1.3)	537,408	0.6	4.6

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

GLOBAL WHOLESALE BANKING (EUR million)

		Var. / 3Q’13			Var. / 2012
	4Q’13	(%)	(%) w/o FX	2013	(%)	(%) w/o FX
INCOME STATEMENT
Net interest income	665	20.1	21.2	2,464	(9.0)	(3.6)
Net fees	301	6.2	7.1	1,254	(7.8)	(3.4)
Gains (losses) on financial transactions	192	(56.3)	(54.3)	1,159	38.0	47.0
Other operating income (1)	72	72.0	71.2	271	1.2	1.8
Gross income	1,230	(6.8)	(5.1)	5,148	(0.6)	4.9
Operating expenses	(421)	(3.2)	(2.1)	(1,736)	(1.6)	2.9
Net operating income	809	(8.5)	(6.5)	3,412	(0.0)	5.9
Net loan-loss provisions	(161)	(66.2)	(65.5)	(952)	126.7	131.3
Other income	(33)	305.9	304.1	(72)	58.7	58.7
Profit before taxes	615	53.5	54.6	2,388	(19.0)	(13.6)
Tax on profit	(171)	62.5	63.7	(661)	(20.1)	(14.6)
Profit from continuing operations	444	50.3	51.4	1,727	(18.5)	(13.3)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	444	50.3	51.4	1,727	(18.5)	(13.3)
Minority interests	52	1.9	4.7	225	7.2	19.1
Attributable profit to the Group	393	60.3	61.2	1,503	(21.4)	(16.7)

BUSINESS VOLUMES
Customer loans	77,511	(6.0)	(4.2)	77,511	(11.8)	(7.7)
Customer deposits	58,366	(16.9)	(15.1)	58,366	(28.8)	(24.9)

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

28	JANUARY - DECEMBER

INFORMATION BY SECONDARY SEGMENTS FINANCIAL REPORT 2013

ASSET MANAGEMENT AND INSURANCE (EUR million)

		Var. / 3Q’13			Var. / 2012
	4Q’13	(%)	(%) w/o FX	2013	(%)	(%) w/o FX
INCOME STATEMENT
Net interest income	42	86.2	85.8	115	(2.7)	1.8
Net fees	83	(4.8)	(3.7)	348	(16.6)	(11.8)
Gains (losses) on financial transactions	2	9.6	12.1	6	109.1	165.6
Other operating income (1)	63	(9.5)	(7.7)	293	(17.4)	(13.6)
Gross income	189	4.9	6.0	763	(14.6)	(10.2)
Operating expenses	(85)	7.4	7.8	(318)	3.9	7.5
Net operating income	104	2.9	4.7	444	(24.3)	(19.7)
Net loan-loss provisions	0	873.3	873.2	0	—	—
Other income	(7)	—	—	(8)	(19.9)	(10.2)
Profit before taxes	97	(3.7)	(1.8)	437	(24.1)	(19.6)
Tax on profit	(23)	2.1	2.1	(101)	(34.6)	(31.3)
Profit from continuing operations	74	(5.5)	(2.9)	336	(20.3)	(15.2)
Net profit from discontinued operations	0	—	—	0	—	—
Consolidated profit	74	(5.5)	(2.9)	336	(20.3)	(15.2)
Minority interests	8	27.7	30.1	24	21.0	36.7
Attributable profit to the Group	66	(8.3)	(5.7)	313	(22.3)	(17.6)

(1).- Including dividends, income from equity-accounted method and other operating income/expenses

JANUARY - DECEMBER	29

Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda de Cantabria, o/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e mail: investor@gruposantander,com
Legal Head Office:
Paseo Pereda, 9 12, Santander (Spain)
Tel: 34 (942) 20 61 00
Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria, o/n 28660 Boadilla del Monte, Madrid (Spain)
Santander
a bank for your ideas
www.santander.com

Key consolidated data

			Variation
	2013	2012	Amount	%	2011
Balance sheet (EUR million)
Total assets	1,115,637	1,269,598	(153,962)	(12.1)	1,251,008
Net customer loans	668,856	719,112	(50,257)	(7.0)	748,541
Customer deposits	607,836	626,639	(18,802)	(3.0)	632,533
Customer funds under management	924,621	968,987	(44,366)	(4.6)	984,353
Shareholders’ equity (1)	84,269	80,921	3,348	4.1	80,379
Total managed funds	1,240,806	1,387,740	(146,933)	(10.6)	1,382,464

Income statement* (EUR million)
Net interest income	25,935	29,923	(3,988)	(13.3)	28,883
Gross income	39,753	43,406	(3,653)	(8.4)	42,466
Pre-provision profit (net operating income)	19,909	23,422	(3,513)	(15.0)	23,055
Profit from continuing operations	5,539	2,993	2,546	85.1	6,103
Attributable profit to the Group	4,370	2,295	2,075	90.5	5,330
(*).- Variations w/o exchange rate
Net interest income: -7.0%; Gross income: -2.2%; Pre-provision profit: -8.4%; Attributable profit: +136.8%

EPS, profitability and efficiency (%)
EPS (euro)	0.40	0.23	0.17	71.7	0.60
ROE	5.42	2.91			7.12
ROTE	7.73	4.28			10.77
ROA	0.44	0.25			0.50
RoRWA	1.01	0.56			1.05
Efficiency ratio (with amortisations)	49.9	46.0			45.7

Core capital ratio (BIS II) and NPL ratios (%)
Core capital (BIS II)	11.71	10.33			10.02
NPL ratio	5.64	4.54			3.90
NPL coverage	61.7	72.4			61.0

Market capitalisation and shares
Shares (millions at period-end)	11,333	10,321	1,012	9.8	8,909
Share price (euros)	6.506	6.100	0.406	6.7	5.870
Market capitalisation (EUR million)	73,735	62,959	10,776	17.1	50,290
Book value (euro)	7.44	7.88			8.59
Price / Book value (X)	0.88	0.77			0.68
P/E ratio (X)	16.13	25.96			9.79

Other data
Number of shareholders	3,299,026	3,296,270	2,756	0.1	3,293,537
Number of employees	182,958	186,763	(3,805)	(2.0)	189,766
Number of branches	13,927	14,392	(465)	(3.2)	14,756

Information on ordinary profit
Attributable profit to the Group (*)	4,370	5,341	(971)	(18.2)	7,000
EPS (euro)	0.40	0.55	(0.14)	(26.3)	0.79
ROE	5.42	6.78			9.35
ROTE	7.73	9.97			14.14
ROA	0.44	0.48			0.63
RoRWA	1.01	1.10			1.34
P/E ratio (X)	16.13	11.15			7.46

(*).- Variation w/o exchange rate: -10.7%

Note: The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on January, 27 2014, following a favourable report from the Audit and Compliance Committee on January, 23 2014. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

Income statement

EUR million

			Variation
	2013	2012	Amount	%	% excl. TC	2011

Net interest income	25,935	29,923	(3,988)	(13.3)	(7.0)	28,883
Net fees	9,761	10,259	(499)	(4.9)	0.8	10,145
Gains (losses) on financial transactions	3,469	2,698	772	28.6	35.4	2,499
Other operating income	587	525	62	11.7	12.3	940
Dividends	378	423	(44)	(10.5)	(9.1)	394
Income from equity-accounted method	500	427	73	17.1	25.9	775
Other operating income/expenses	(291)	(324)	33	(10.3)	0.4	(230)
Gross income	39,753	43,406	(3,653)	(8.4)	(2.2)	42,466
Operating expenses	(19,843)	(19,983)	140	(0.7)	4.9	(19,412)
General administrative expenses	(17,452)	(17,801)	349	(2.0)	3.6	(17,331)
Personnel	(10,069)	(10,307)	237	(2.3)	3.2	(10,136)
Other general administrative expenses	(7,382)	(7,494)	112	(1.5)	4.3	(7,196)
Depreciation and amortisation	(2,392)	(2,182)	(210)	9.6	15.3	(2,080)
Net operating income	19,909	23,422	(3,513)	(15.0)	(8.4)	23,055
Net loan-loss provisions	(10,863)	(12,640)	1,777	(14.1)	(7.8)	(9,826)
Impairment losses on other assets	(524)	(853)	329	(38.6)	(38.4)	(173)
Other income	(1,261)	(1,449)	188	(13.0)	(5.1)	(2,826)
Ordinary profit before taxes	7,262	8,481	(1,219)	(14.4)	(6.7)	10,230
Tax on profit	(1,853)	(2,314)	461	(19.9)	(13.3)	(2,479)
Ordinary profit from continuing operations	5,409	6,167	(758)	(12.3)	(4.1)	7,751
Net profit from discontinued operations	(15)	70	(85)	—	—	14
Ordinary consolidated profit	5,393	6,236	(843)	(13.5)	(5.5)	7,766
Minority interests	1,023	895	128	14.3	26.2	766
Ordinary attributable profit to the Group	4,370	5,341	(971)	(18.2)	(10.7)	7,000
Net capital gains and provisions	—	(3,047)	3,047	(100.0)	(100.0)	(1,670)
Attributable profit to the Group	4,370	2,295	2,075	90.5	136.8	5,330

EPS (euros)	0.40	0.23	0.17	71.7		0.60
Diluted EPS (euros)	0.40	0.23	0.17	72.0		0.60

Pro memoria:
Average total assets	1,214,199	1,286,597	(72,398)	(5.6)		1,228,342
Average shareholders’ equity	80,598	78,806	1,793	2.3		74,901

Quarterly income statement

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13

Net interest income	7,763	7,622	7,438	7,100	6,652	6,722	6,285	6,277
Net fees	2,612	2,556	2,566	2,526	2,516	2,531	2,332	2,381
Gains (losses) on financial transactions	797	675	643	583	969	879	992	630
Other operating income	114	270	67	75	154	187	129	117
Dividends	61	216	66	80	59	145	72	102
Income from equity-accounted method	136	120	84	87	154	114	122	110
Other operating income/expenses	(83)	(66)	(83)	(93)	(59)	(72)	(65)	(95)
Gross income	11,287	11,123	10,713	10,283	10,290	10,320	9,738	9,405
Operating expenses	(5,043)	(4,934)	(5,067)	(4,939)	(4,996)	(5,000)	(4,862)	(4,985)
General administrative expenses	(4,519)	(4,422)	(4,464)	(4,396)	(4,428)	(4,400)	(4,303)	(4,322)
Personnel	(2,634)	(2,587)	(2,608)	(2,478)	(2,582)	(2,548)	(2,431)	(2,509)
Other general administrative expenses	(1,885)	(1,835)	(1,856)	(1,918)	(1,846)	(1,852)	(1,871)	(1,813)
Depreciation and amortisation	(524)	(512)	(603)	(543)	(569)	(600)	(559)	(664)
Net operating income	6,244	6,188	5,646	5,344	5,294	5,320	4,876	4,420
Net loan-loss provisions	(3,118)	(3,401)	(2,987)	(3,134)	(2,919)	(3,065)	(2,600)	(2,279)
Impairment losses on other assets	(83)	(97)	(81)	(592)	(110)	(126)	(141)	(146)
Other income	(487)	(381)	(475)	(105)	(261)	(415)	(369)	(215)
Ordinary profit before taxes	2,556	2,309	2,103	1,512	2,003	1,713	1,766	1,779
Tax on profit	(720)	(657)	(662)	(275)	(496)	(393)	(464)	(500)
Ordinary profit from continuing operations	1,836	1,652	1,441	1,237	1,508	1,320	1,302	1,279
Net profit from discontinued operations	17	11	22	20	—	(14)	(0)	(1)
Ordinary consolidated profit	1,853	1,663	1,463	1,257	1,508	1,306	1,302	1,278
Minority interests	227	237	198	234	303	256	246	219
Ordinary attributable profit to the Group	1,627	1,427	1,264	1,024	1,205	1,050	1,055	1,060
Net capital gains and provisions	—	(1,304)	(1,142)	(601)	—	—	—	—
Attributable profit to the Group	1,627	123	122	423	1,205	1,050	1,055	1,060

EPS (euros)	0.17	0.01	0.01	0.04	0.12	0.10	0.10	0.09
Diluted EPS (euros)	0.17	0.01	0.01	0.04	0.11	0.10	0.10	0.09

Quarterly income statement

Constant EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13

Net interest income	7,059	7,121	6,903	6,805	6,386	6,514	6,477	6,559
Net fees	2,421	2,425	2,408	2,429	2,437	2,466	2,388	2,469
Gains (losses) on financial transactions	759	633	602	569	947	871	1,001	650
Other operating income	121	267	63	72	153	186	129	120
Dividends	61	213	65	77	59	144	72	103
Income from equity-accounted method	128	113	74	82	150	110	124	116
Other operating income/expenses	(68)	(58)	(76)	(88)	(56)	(68)	(68)	(100)
Gross income	10,359	10,446	9,977	9,875	9,923	10,037	9,995	9,798
Operating expenses	(4,701)	(4,687)	(4,771)	(4,756)	(4,857)	(4,885)	(4,958)	(5,142)
General administrative expenses	(4,208)	(4,199)	(4,201)	(4,233)	(4,304)	(4,298)	(4,388)	(4,462)
Personnel	(2,460)	(2,460)	(2,455)	(2,385)	(2,512)	(2,491)	(2,479)	(2,587)
Other general administrative expenses	(1,749)	(1,739)	(1,746)	(1,847)	(1,791)	(1,806)	(1,909)	(1,876)
Depreciation and amortisation	(493)	(488)	(570)	(523)	(554)	(588)	(570)	(680)
Net operating income	5,658	5,759	5,206	5,120	5,066	5,152	5,036	4,655
Net loan-loss provisions	(2,825)	(3,157)	(2,782)	(3,021)	(2,794)	(2,975)	(2,693)	(2,402)
Impairment losses on other assets	(84)	(96)	(80)	(590)	(110)	(126)	(142)	(147)
Other income	(441)	(344)	(437)	(106)	(256)	(408)	(373)	(224)
Ordinary profit before taxes	2,308	2,163	1,906	1,402	1,907	1,644	1,828	1,883
Tax on profit	(656)	(619)	(610)	(255)	(472)	(378)	(478)	(525)
Ordinary profit from continuing operations	1,652	1,544	1,296	1,147	1,435	1,266	1,351	1,358
Net profit from discontinued operations	17	10	20	19	—	(14)	(0)	(1)
Ordinary consolidated profit	1,669	1,554	1,317	1,166	1,435	1,252	1,350	1,357
Minority interests	191	217	180	222	287	246	256	234
Ordinary attributable profit to the Group	1,478	1,337	1,137	944	1,147	1,006	1,094	1,123
Net capital gains and provisions	—	(1,304)	(1,146)	(601)	—	—	—	—
Attributable profit to the Group	1,478	33	(9)	343	1,147	1,006	1,094	1,123

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	2013	2012	31.12.13	31.12.12

US$	1.3275	1.2842	1.3791	1.3194
Pound sterling	0.8490	0.8106	0.8337	0.8161
Brazilian real	2.8518	2.5012	3.2576	2.7036
New Mexican peso	16.9315	16.8940	18.0731	17.1845
Chilean peso	656.5237	624.4675	724.5791	631.7287
Argentine peso	7.2195	5.8295	8.9900	6.4865
Polish zloty	4.1963	4.1820	4.1543	4.0740

Net fees

EUR million

			Variation
	2013	2012	Amount	%	2011

Fees from services	5,677	6,063	(386)	(6.4)	5,876
Mutual & pension funds	1,121	1,178	(57)	(4.8)	1,236
Securities and custody	678	702	(24)	(3.4)	668
Insurance	2,284	2,317	(33)	(1.4)	2,365
Net fee income	9,761	10,259	(499)	(4.9)	10,145

Operating expenses

EUR million

			Variation
	2013	2012	Amount	%	2011

Personnel expenses	10,069	10,307	(237)	(2.3)	10,136
General expenses	7,382	7,494	(112)	(1.5)	7,196
Information technology	992	889	103	11.5	822
Communications	519	638	(119)	(18.7)	628
Advertising	630	662	(32)	(4.8)	686
Buildings and premises	1,814	1,749	65	3.7	1,662
Printed and office material	166	166	(0)	(0.1)	175
Taxes (other than profit tax)	445	415	30	7.2	390
Other expenses	2,816	2,974	(159)	(5.3)	2,832
Personnel and general expenses	17,452	17,801	(349)	(2.0)	17,331
Depreciation and amortisation	2,392	2,182	210	9.6	2,080
Total operating expenses	19,843	19,983	(140)	(0.7)	19,412

Net loan-loss provisions

EUR million

			Variation
	2013	2012	Amount	%	2011

Non performing loans	11,928	13,950	(2,022)	(14.5)	11,234
Country-risk	2	(2)	4	—	(7)
Recovery of written-off assets	(1,068)	(1,309)	241	(18.4)	(1,402)
Total	10,863	12,640	(1,777)	(14.1)	9,826

Balance sheet

EUR million

			Variation
	31.12.13	31.12.12	Amount	%	31.12.11
Assets
Cash on hand and deposits at central banks	77,103	118,488	(41,385)	(34.9)	96,524
Trading portfolio	115,287	177,917	(62,630)	(35.2)	172,637
Debt securities	40,841	43,101	(2,261)	(5.2)	52,704
Customer loans	5,079	9,162	(4,084)	(44.6)	8,056
Equities	4,967	5,492	(525)	(9.6)	4,744
Trading derivatives	58,899	110,319	(51,420)	(46.6)	102,498
Deposits from credit institutions	5,503	9,843	(4,341)	(44.1)	4,636
Other financial assets at fair value	31,381	28,356	3,025	10.7	19,563
Customer loans	13,196	13,936	(741)	(5.3)	11,748
Other (deposits at credit institutions, debt securities and	18,185	14,420	3,766	26.1	7,815
Available-for-sale financial assets	83,799	92,267	(8,468)	(9.2)	86,612
Debt securities	79,844	87,724	(7,881)	(9.0)	81,589
Equities	3,955	4,542	(587)	(12.9)	5,024
Loans	714,484	756,858	(42,373)	(5.6)	777,967
Deposits at credit institutions	56,017	53,785	2,232	4.1	42,389
Customer loans	650,581	696,013	(45,432)	(6.5)	728,737
Debt securities	7,886	7,059	827	11.7	6,840
Investments	5,536	4,453	1,083	24.3	4,154
Intangible assets and property and equipment	16,613	17,296	(682)	(3.9)	16,840
Goodwill	23,281	24,626	(1,344)	(5.5)	25,089
Other	48,151	49,338	(1,186)	(2.4)	51,622
Total assets	1,115,637	1,269,598	(153,962)	(12.1)	1,251,008

Liabilities and shareholders’ equity
Trading portfolio	94,672	143,241	(48,568)	(33.9)	146,949
Customer deposits	8,500	8,897	(397)	(4.5)	16,574
Marketable debt securities	1	1	(0)	(7.9)	77
Trading derivatives	58,887	109,743	(50,856)	(46.3)	103,083
Other	27,285	24,600	2,685	10.9	27,214
Other financial liabilities at fair value	42,311	45,418	(3,108)	(6.8)	44,908
Customer deposits	26,484	28,638	(2,154)	(7.5)	26,982
Marketable debt securities	4,086	4,904	(818)	(16.7)	8,185
Due to central banks and credit institutions	11,741	11,876	(135)	(1.1)	9,741
Financial liabilities at amortized cost	863,115	959,321	(96,206)	(10.0)	935,669
Due to central banks and credit institutions	86,323	131,670	(45,347)	(34.4)	116,368
Customer deposits	572,853	589,104	(16,251)	(2.8)	588,977
Marketable debt securities	171,390	201,064	(29,674)	(14.8)	189,110
Subordinated debt	16,139	18,238	(2,100)	(11.5)	22,992
Other financial liabilities	16,410	19,245	(2,835)	(14.7)	18,221
Insurance liabilities	1,430	1,425	5	0.3	517
Provisions	14,474	16,148	(1,673)	(10.4)	17,308
Other liability accounts	19,735	22,771	(3,036)	(13.3)	24,844
Total liabilities	1,035,736	1,188,324	(152,587)	(12.8)	1,170,195
Shareholders’ equity	84,740	81,333	3,406	4.2	80,874
Capital stock	5,667	5,161	506	9.8	4,455
Reserves	75,109	74,528	581	0.8	72,660
Attributable profit to the Group	4,370	2,295	2,075	90.5	5,330
Less: dividends	(406)	(650)	244	(37.5)	(1,570)
Equity adjustments by valuation	(14,152)	(9,474)	(4,678)	49.4	(6,415)
Minority interests	9,313	9,415	(102)	(1.1)	6,354
Total equity	79,900	81,275	(1,375)	(1.7)	80,813
Total liabilities and equity	1,115,637	1,269,598	(153,962)	(12.1)	1,251,008

Balance sheet

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13
Assets
Cash on hand and deposits at central banks	111,943	86,719	95,979	118,488	79,202	81,673	88,099	77,103
Trading portfolio	174,223	196,487	199,727	177,917	184,803	169,729	153,292	115,287
Debt securities	53,235	48,477	41,521	43,101	49,703	51,275	43,179	40,841
Customer loans	13,300	22,688	20,639	9,162	13,089	13,776	9,998	5,079
Equities	5,304	4,769	5,097	5,492	5,294	5,090	6,080	4,967
Trading derivatives	95,495	112,303	122,472	110,319	105,391	91,437	79,669	58,899
Deposits from credit institutions	6,889	8,250	9,998	9,843	11,326	8,151	14,367	5,503
Other financial assets at fair value	20,358	27,776	29,150	28,356	44,972	40,118	38,660	31,381
Customer loans	12,116	18,716	15,788	13,936	13,821	14,389	11,878	13,196
Other (deposits at credit institutions, debt securities and	8,242	9,061	13,361	14,420	31,151	25,728	26,782	18,185
Available-for-sale financial assets	99,165	97,647	97,189	92,267	107,125	105,617	93,346	83,799
Debt securities	94,349	93,111	92,803	87,724	102,511	100,811	88,929	79,844
Equities	4,816	4,536	4,386	4,542	4,614	4,805	4,417	3,955
Loans	779,331	787,159	781,509	756,858	766,319	730,764	725,796	714,484
Deposits at credit institutions	52,924	57,340	58,649	53,785	61,898	50,996	52,939	56,017
Customer loans	719,533	723,364	716,253	696,013	696,904	671,984	664,946	650,581
Debt securities	6,874	6,454	6,607	7,059	7,517	7,784	7,911	7,886
Investments	4,685	4,730	4,676	4,453	4,729	5,012	5,032	5,536
Intangible assets and property and equipment	16,816	16,474	17,055	17,296	17,227	17,060	16,826	16,613
Goodwill	25,200	25,136	25,178	24,626	25,070	23,878	23,729	23,281
Other	51,117	49,924	49,543	49,338	52,253	49,267	47,402	48,151
Total assets	1,282,838	1,292,052	1,300,006	1,269,598	1,281,698	1,223,118	1,192,181	1,115,637

Liabilities and shareholders’ equity
Trading portfolio	149,125	161,487	172,388	143,241	154,089	139,903	128,983	94,672
Customer deposits	16,085	28,765	23,086	8,897	13,200	17,569	15,085	8,500
Marketable debt securities	74	94	122	1	1	1	1	1
Trading derivatives	96,889	110,958	123,459	109,743	105,624	89,935	79,816	58,887
Other	36,077	21,669	25,721	24,600	35,264	32,399	34,081	27,285
Other financial liabilities at fair value	47,490	38,757	42,259	45,418	59,422	54,779	48,996	42,311
Customer deposits	32,068	23,974	22,788	28,638	31,473	32,427	28,633	26,484
Marketable debt securities	5,247	6,168	6,769	4,904	5,650	6,154	6,475	4,086
Deposits at credit institutions	10,174	8,615	12,702	11,876	22,298	16,198	13,889	11,741
Financial liabilities at amortized cost	964,252	973,084	961,851	959,321	943,057	910,139	896,554	863,115
Due to central banks and credit institutions	124,780	138,200	138,261	131,670	103,375	98,115	99,054	86,323
Customer deposits	594,633	591,269	584,199	589,104	608,555	594,938	589,716	572,853
Marketable debt securities	201,697	202,303	199,256	201,064	195,091	182,452	174,960	171,390
Subordinated debt	22,821	22,408	19,090	18,238	17,828	16,118	15,300	16,139
Other financial liabilities	20,321	18,905	21,044	19,245	18,208	18,516	17,525	16,410
Insurance liabilities	717	425	1,129	1,425	1,263	1,091	1,324	1,430
Provisions	17,206	16,451	15,952	16,148	16,021	15,116	14,665	14,474
Other liability accounts	21,914	22,026	24,039	22,771	23,305	20,696	20,020	19,735
Total liabilities	1,200,705	1,212,229	1,217,618	1,188,324	1,197,157	1,141,724	1,110,542	1,035,736
Shareholders’ equity	80,717	80,696	81,281	81,333	82,158	83,202	83,954	84,740
Capital stock	4,538	4,718	4,949	5,161	5,269	5,405	5,546	5,667
Reserves	74,552	74,229	74,862	74,528	75,683	75,542	75,320	75,109
Attributable profit to the Group	1,627	1,749	1,872	2,295	1,205	2,255	3,311	4,370
Less: dividends	—	—	(401)	(650)	—	—	(223)	(406)
Equity adjustments by valuation	(6,831)	(8,944)	(8,561)	(9,474)	(9,013)	(11,903)	(12,133)	(14,152)
Minority interests	8,247	8,071	9,667	9,415	11,397	10,095	9,818	9,313
Total equity	82,134	79,823	82,388	81,275	84,542	81,394	81,639	79,900
Total liabilities and equity	1,282,838	1,292,052	1,300,006	1,269,598	1,281,698	1,223,118	1,192,181	1,115,637

Customer loans

EUR million

			Variation
	31.12.13	31.12.12	Amount	%	31.12.11

Spanish Public sector	13,374	16,884	(3,510)	(20.8)	12,147
Other residents	160,478	183,130	(22,652)	(12.4)	202,411
Commercial bills	7,301	8,699	(1,399)	(16.1)	9,679
Secured loans	96,420	103,890	(7,470)	(7.2)	117,946
Other loans	56,757	70,540	(13,783)	(19.5)	74,785
Non-resident sector	519,907	544,520	(24,612)	(4.5)	552,789
Secured loans	320,608	339,519	(18,912)	(5.6)	342,676
Other loans	199,300	205,000	(5,701)	(2.8)	210,114
Gross customer loans	693,759	744,534	(50,775)	(6.8)	767,347
Loan-loss allowances	24,904	25,422	(518)	(2.0)	18,806
Net customer loans	668,856	719,112	(50,257)	(7.0)	748,541
Pro memoria: Doubtful loans	40,320	35,301	5,019	14.2	31,257
Public sector	99	121	(22)	(18.3)	102
Other residents	21,763	16,025	5,739	35.8	14,745
Non-resident sector	18,458	19,156	(697)	(3.6)	16,409

Customer loans

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13

Spanish Public sector	12,801	17,959	17,738	16,884	17,561	17,634	17,331	13,374
Other residents	193,462	188,897	188,392	183,130	178,460	171,494	165,571	160,478
Commercial bills	8,790	9,081	8,567	8,699	8,007	7,654	6,612	7,301
Secured loans	110,731	108,305	106,295	103,890	101,863	97,997	97,619	96,420
Other loans	73,940	71,511	73,530	70,540	68,590	65,843	61,340	56,757
Non-resident sector	557,803	579,259	570,722	544,520	553,946	536,878	529,465	519,907
Secured loans	343,492	350,186	350,418	339,519	340,486	329,471	324,631	320,608
Other loans	214,311	229,073	220,304	205,000	213,461	207,407	204,834	199,300
Gross customer loans	764,065	786,114	776,852	744,534	749,967	726,007	712,367	693,759
Loan-loss allowances	19,116	21,346	24,172	25,422	26,154	25,857	25,546	24,904
Net customer loans	744,950	764,768	752,680	719,112	723,814	700,149	686,821	668,856
Pro memoria: Doubtful loans	31,812	33,499	34,872	35,301	37,138	39,023	40,150	40,320
Public sector	139	133	103	121	103	117	172	99
Other residents	14,613	15,104	15,767	16,025	16,613	19,201	20,566	21,763
Non-resident sector	17,060	18,262	19,003	19,156	20,422	19,705	19,411	18,458

Credit risk management *

EUR million

			Variation
	31.12.13	31.12.12	Amount		%	31.12.11

Non-performing loans	41,652	36,061	5,591		15.5	32,006
NPL ratio (%)	5.64	4.54	1.10 p.			3.90
Loan-loss allowances	25,681	26,111	(431)		(1.7)	19,531
Specific	21,972	21,793	180		0.8	15,398
Generic	3,708	4,319	(611)		(14.1)	4,133
NPL coverage (%)	61.7	72.4	(10.8 p.	)		61.0
Cost of credit (%) **	1.53	2.38	(0.85 p.	)		1.41

*	Excluding country-risk
**	12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

Credit risk management *

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13

Non-performing loans	32,534	34,339	35,802	36,061	38,051	40,055	41,173	41,652
NPL ratio (%)	3.98	4.11	4.34	4.54	4.76	5.18	5.43	5.64
Loan-loss allowances	19,914	22,080	24,889	26,111	26,966	26,579	26,300	25,681
Specific	15,738	17,886	20,741	21,793	22,565	22,594	22,373	21,972
Generic	4,176	4,194	4,149	4,319	4,401	3,985	3,927	3,708
NPL coverage (%)	61.2	64.3	69.5	72.4	70.9	66.4	63.9	61.7
Cost of credit (%) **	1.51	1.91	2.20	2.38	2.38	2.05	1.77	1.53

*	Excluding country-risk
**	12 months net loan-loss provisions / average lending

Non-performing loans by quarter

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13

Balance at beginning of period	32,006	32,534	34,339	35,802	36,061	38,051	40,055	41,173
Net additions	3,615	5,425	3,815	3,682	3,798	5,875	4,122	3,800
Increase in scope of consolidation	(602)	(25)	(1)	(0)	743	—	—	—
Exchange differences	41	(67)	(36)	(430)	278	(1,260)	(401)	(739)
Write-offs	(2,527)	(3,529)	(2,316)	(2,993)	(2,829)	(2,611)	(2,603)	(2,583)
Balance at period-end	32,534	34,339	35,802	36,061	38,051	40,055	41,173	41,652

Customer funds under management

EUR million

			Variation
	31.12.13	31.12.12	Amount	%	31.12.11

Resident public sector	7,745	8,487	(741)	(8.7)	6,528
Other residents	161,649	157,011	4,638	3.0	144,131
Demand deposits	74,969	71,526	3,443	4.8	68,389
Time deposits	80,146	75,414	4,731	6.3	61,185
Other	6,535	10,071	(3,536)	(35.1)	14,557
Non-resident sector	438,442	461,141	(22,699)	(4.9)	481,875
Demand deposits	245,582	228,698	16,884	7.4	220,299
Time deposits	146,433	179,503	(33,070)	(18.4)	197,249
Other	46,427	52,940	(6,513)	(12.3)	64,328
Customer deposits	607,836	626,639	(18,802)	(3.0)	632,533
Debt securities*	175,477	205,969	(30,492)	(14.8)	197,372
Subordinated debt	16,139	18,238	(2,100)	(11.5)	22,992
On-balance-sheet customer funds	799,452	850,846	(51,394)	(6.0)	852,898
Mutual funds	93,304	89,176	4,128	4.6	102,611
Pension funds	10,879	10,076	803	8.0	9,645
Managed portfolios	20,987	18,889	2,098	11.1	19,199
Other customer funds under management	125,169	118,141	7,028	5.9	131,456
Customer funds under management**	924,621	968,987	(44,366)	(4.6)	984,353

*	Including retail commercial paper (EUR million): 3,553 in December 2013, 11,536 in December 2012 and 6,052 in December 2011
**	Including marketed mutual and pension funds

Mutual funds

EUR million

			Variation
	31.12.13	31.12.12	Amount	%	31.12.11

Spain	29,712	23,093	6,619	28.7	27,425
Portugal	1,050	1,544	(494)	(32.0)	1,866
Poland	2,683	2,443	239	9.8	1,747
United Kingdom	9,645	13,919	(4,273)	(30.7)	15,744
Latin America	50,214	48,178	2,036	4.2	55,829
Total	93,304	89,176	4,128	4.6	102,611

Pension funds

EUR million

			Variation
	31.12.13	31.12.12	Amount	%	31.12.11

Spain	10,030	9,289	741	8.0	8,884
Portugal	848	787	61	7.8	760
Total	10,879	10,076	803	8.0	9,645

Customer funds under management

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13

Resident public sector	10,925	7,334	7,277	8,487	13,198	10,734	12,893	7,745
Other residents	137,134	147,886	145,147	157,011	164,090	167,266	164,101	161,649
Demand deposits	67,382	72,016	68,863	71,526	73,015	76,274	74,878	74,969
Time deposits	60,511	61,424	62,440	75,414	82,772	83,227	83,798	80,146
Other	9,241	14,445	13,844	10,071	8,302	7,764	5,425	6,535
Non-resident sector	494,727	488,789	477,649	461,141	475,940	466,934	456,440	438,442
Demand deposits	224,318	223,221	231,458	228,698	238,130	238,021	242,801	245,582
Time deposits	194,764	185,528	182,822	179,503	176,979	163,559	155,426	146,433
Other	75,645	80,040	63,369	52,940	60,831	65,354	58,213	46,427
Customer deposits	642,786	644,009	630,072	626,639	653,228	644,934	633,433	607,836
Debt securities*	207,018	208,565	206,147	205,969	200,742	188,607	181,435	175,477
Subordinated debt	22,821	22,408	19,090	18,238	17,828	16,118	15,300	16,139
On-balance-sheet customer funds	872,625	874,981	855,310	850,846	871,798	849,659	830,168	799,452
Mutual funds	105,914	97,683	93,745	89,176	93,773	88,447	93,048	93,304
Pension funds	9,765	9,436	9,699	10,076	10,181	10,135	10,427	10,879
Managed portfolios	19,500	18,064	18,184	18,889	20,926	20,325	20,857	20,987
Other customer funds under management	135,179	125,184	121,628	118,141	124,880	118,907	124,332	125,169
Customer funds under management**	1,007,804	1,000,165	976,938	968,987	996,678	968,565	954,500	924,621

*	Including retail commercial paper (in EUR million): 8,346 in March 2012, 9,803 in June 2012, 12,535 in September 2012, 11,536 in December 2012, 10,153 in March 2013, 7,471 in June 2013, 4.820 in September 2013 and 3,553 in December 2
**	Including marketed mutual and pension funds

Mutual funds

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13

Spain	27,292	24,060	23,730	23,093	23,580	24,340	26,919	29,712
Portugal	1,809	1,441	1,611	1,544	1,437	1,281	1,141	1,050
Poland	2,059	2,059	2,188	2,443	2,428	2,529	2,600	2,683
United Kingdom	15,674	16,110	16,243	13,919	12,638	10,687	9,572	9,645
Latin America	59,080	54,013	49,972	48,178	53,690	49,610	52,816	50,214
Total	105,914	97,683	93,745	89,176	93,773	88,447	93,048	93,304

Pension funds

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13

Spain	8,983	8,680	8,935	9,289	9,401	9,366	9,650	10,030
Portugal	782	757	764	787	780	768	776	848
Total	9,765	9,436	9,699	10,076	10,181	10,135	10,427	10,879

Total equity and capital with the nature of financial liabilities

EUR million

			Variation
	31.12.13	31.12.12	Amount	%	31.12.11

Capital stock	5,667	5,161	506	9.8	4,455
Additional paid-in surplus	36,804	37,302	(498)	(1.3)	31,223
Reserves	38,314	37,513	801	2.1	41,688
Treasury stock	(9)	(287)	278	(96.9)	(251)
Shareholders’ equity (before profit and dividends)	80,776	79,689	1,087	1.4	77,115
Attributable profit	4,370	2,295	2,075	90.4	5,330
Interim dividend distributed	(406)	(650)	244	(37.5)	(1,429)
Interim dividend not distributed*	(471)	(412)	(59)	14.2	(637)
Shareholders’ equity (after retained profit)	84,269	80,921	3,348	4.1	80,379
Valuation adjustments	(14,152)	(9,474)	(4,678)	49.4	(6,415)
Minority interests	9,313	9,415	(102)	(1.1)	6,354
Total equity (after retained profit)	79,430	80,862	(1,433)	(1.8)	80,318
Preferred shares and securities in subordinated debt	4,053	4,740	(687)	(14.5)	5,896
Total equity and capital with the nature of financial liabilities	83,483	85,602	(2,120)	(2.5)	86,214

*	In 2013, estimated data of May 2014 scrip dividend

Computable capital and BIS II ratio

EUR million

			Variation
	31.12.13	31.12.12	Amount	%	31.12.11

Core capital	57,346	57,558	(212)	(0.4)	56,694
Basic capital	61,723	62,234	(511)	(0.8)	62,294
Supplementary capital	11,040	11,981	(941)	(7.9)	15,568
Deductions	(1,310)	(1,279)	(31)	2.4	(1,090)
Computable capital	71,453	72,936	(1,483)	(2.0)	76,772
Risk-weighted assets	489,736	557,030	(67,294)	(12.1)	565,958
BIS II ratio	14.59	13.09	1.50 p.		13.56
Tier I (before deductions)	12.60	11.17	1.43 p.		11.01
Core capital	11.71	10.33	1.38 p.		10.02
Shareholders’ equity surplus (BIS II ratio)	32,274	28,374	3,900	13.7	31,495

Key data by principal segments

	Net operating income			Attributable profit to the Group			Efficiency ratio (%)		ROE (%)
	2013	2012	Var (%)	2013	2012	Var (%)	2013	2012	2013	2012
Income statement (EUR million)
Continental Europe*	6,009	6,510	(7.7)	1,127	1,365	(17.4)	52.3	49.8	3.84	4.38
o/w: Spain	3,251	3,858	(15.7)	478	862	(44.6)	53.7	49.8	4.03	6.27
Portugal	421	531	(20.7)	114	122	(6.3)	54.1	48.8	4.49	4.84
Poland	731	542	34.8	334	329	1.4	45.1	44.0	17.68	18.93
Santander Consumer Finance	1,720	1,760	(2.3)	794	724	9.6	44.7	44.0	7.29	6.68
United Kingdom*	2,276	2,217	2.7	1,149	1,034	11.1	53.4	54.8	8.84	7.78
Latin America	12,379	14,811	(16.4)	3,257	4,262	(23.6)	41.3	38.1	13.84	19.24
o/w: Brazil	8,219	10,651	(22.8)	1,577	2,188	(27.9)	39.4	35.5	11.88	17.66
Mexico	1,804	1,686	7.0	713	1,009	(29.3)	40.7	40.1	18.64	24.90
Chile	1,324	1,373	(3.6)	435	490	(11.2)	41.4	40.5	18.47	21.73
USA	896	1,422	(37.0)	724	805	(10.1)	58.4	45.4	12.42	15.42
Operating areas*	21,560	24,960	(13.6)	6,257	7,466	(16.2)	47.0	43.8	8.73	10.39
Corporate Activities*	(1,651)	(1,537)	7.4	(1,887)	(2,125)	(11.2)
Total Group*	19,909	23,422	(15.0)	4,370	5,341	(18.2)	49.9	46.0	5.42	6.78
Net capital gains and provisions				—	(3,047)	(100.0)
Total Group				4,370	2,295	90.5	49.9	46.0	5.42	2.91

	Net customer loans			Customer deposits			NPL ratio (%)		NPL coverage (%)
	31.12.13	31.12.12	Var (%)	31.12.13	31.12.12	Var (%)	31.12.13	31.12.12	31.12.13	31.12.12
Activity (EUR million)
Continental Europe	266,355	283,427	(6.0)	256,138	256,154	(0.0)	9.13	6.29	57.3	73.0
o/w: Spain	159,752	178,426	(10.5)	181,117	187,261	(3.3)	7.49	3.84	44.0	50.0
Portugal	24,482	25,960	(5.7)	24,191	23,971	0.9	8.12	6.56	50.0	53.1
Poland	16,214	9,732	66.6	18,503	11,217	65.0	7.84	4.72	61.8	68.3
Santander Consumer Finance	56,024	56,683	(1.2)	30,878	31,892	(3.2)	4.01	3.90	105.3	109.5
United Kingdom	231,046	249,157	(7.3)	187,467	194,452	(3.6)	1.98	2.05	41.6	44.1
Latin America	132,542	140,090	(5.4)	125,844	134,765	(6.6)	5.03	5.42	84.6	87.5
o/w: Brazil	66,446	74,511	(10.8)	61,490	69,849	(12.0)	5.64	6.86	95.1	90.2
Mexico	22,269	20,384	9.3	24,663	24,743	(0.3)	3.66	1.94	97.5	157.3
Chile	28,783	29,677	(3.0)	20,988	22,411	(6.3)	5.91	5.17	51.1	57.7
USA	37,682	41,331	(8.8)	35,537	38,116	(6.8)	2.23	2.29	93.6	105.9
Operating areas	667,625	714,004	(6.5)	604,986	623,487	(3.0)	5.64	4.53	61.3	73.3
Total Group	668,856	719,112	(7.0)	607,836	626,639	(3.0)	5.64	4.54	61.7	72.4

	Employees		Branches
	31.12.13	31.12.12	31.12.13	31.12.12
Operating means
Continental Europe	58,383	57,941	6,160	6,437
o/w: Spain	27,406	29,714	4,067	4,611
Portugal	5,635	5,719	640	667
Poland	12,363	8,852	830	519
Santander Consumer Finance	11,695	12,282	613	629
United Kingdom	25,368	26,255	1,157	1,189
Latin America	87,069	90,649	5,904	6,044
o/w: Brazil	49,459	53,752	3,566	3,788
Mexico	14,804	13,967	1,258	1,170
Chile	12,290	12,364	493	504
USA	9,741	9,544	706	722
Operating areas	180,561	184,389	13,927	14,392
Corporate Activities	2,397	2,374
Total Group	182,958	186,763	13,927	14,392

Operating areas

EUR million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	28,169	31,766	(3,597)	(11.3)
Net fees	9,810	10,289	(479)	(4.7)
Gains (losses) on financial transactions	2,285	1,982	303	15.3
Other operating income*	441	375	66	17.5
Gross income	40,706	44,413	(3,707)	(8.3)
Operating expenses	(19,146)	(19,453)	308	(1.6)
General administrative expenses	(16,886)	(17,391)	505	(2.9)
Personnel	(9,854)	(10,204)	350	(3.4)
Other general administrative expenses	(7,032)	(7,187)	155	(2.2)
Depreciation and amortisation	(2,260)	(2,063)	(197)	9.6
Net operating income	21,560	24,960	(3,399)	(13.6)
Net loan-loss provisions	(10,662)	(12,555)	1,893	(15.1)
Other income	(1,611)	(1,746)	135	(7.7)
Ordinary profit before taxes	9,287	10,658	(1,371)	(12.9)
Tax on profit	(1,998)	(2,347)	349	(14.9)
Ordinary profit from continuing operations	7,289	8,311	(1,022)	(12.3)
Net profit from discontinued operations	(15)	70	(85)	—
Ordinary consolidated profit	7,274	8,381	(1,107)	(13.2)
Minority interests	1,016	914	102	11.1
Ordinary attributable profit to the Group	6,257	7,466	(1,209)	(16.2)
Net capital gains and provisions	—	(4,030)	4,030	(100.0)
Attributable profit to the Group	6,257	3,437	2,821	82.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.13	31.12.12	Amount	%
Balance sheet
Customer loans**	667,625	714,004	(46,379)	(6.5)
Trading portfolio (w/o loans)	102,373	154,847	(52,474)	(33.9)
Available-for-sale financial assets	73,123	83,317	(10,195)	(12.2)
Due from credit institutions**	84,202	93,657	(9,455)	(10.1)
Intangible assets and property and equipment	13,310	13,309	1	0.0
Other assets	124,059	127,773	(3,714)	(2.9)
Total assets/liabilities & shareholders’ equity	1,064,692	1,186,907	(122,215)	(10.3)
Customer deposits**	604,986	623,487	(18,501)	(3.0)
Marketable debt securities**	111,007	123,965	(12,958)	(10.5)
Subordinated debt**	12,268	13,372	(1,104)	(8.3)
Insurance liabilities	1,430	1,425	5	0.3
Due to credit institutions**	118,849	153,842	(34,993)	(22.7)
Other liabilities	151,951	201,043	(49,092)	(24.4)
Shareholders’ equity***	64,203	69,773	(5,571)	(8.0)
Other customer funds under management	125,169	118,141	7,028	5.9
Mutual funds	93,304	89,176	4,128	4.6
Pension funds	10,879	10,076	803	8.0
Managed portfolios	20,987	18,889	2,098	11.1
Customer funds under management	853,430	878,965	(25,535)	(2.9)
** Including all on-balance sheet balances for this item *** Not including profit of the year

Ratios (%) and other data
ROE	8.73	10.39	(1.66 p. )
Efficiency ratio (with amortisations)	47.0	43.8	3.2 p.
NPL ratio	5.64	4.53	1.11 p.
NPL coverage	61.3	73.3	(12.0 p. )
Number of employees	180,561	184,389	(3,828)	(2.1)
Number of branches	13,927	14,392	(465)	(3.2)

Operating areas

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	8,216	8,063	7,958	7,528	7,232	7,231	6,811	6,895
Net fees	2,625	2,559	2,575	2,531	2,530	2,551	2,351	2,378
Gains (losses) on financial transactions	698	449	453	382	738	520	662	366
Other operating income*	72	236	7	60	119	159	82	81
Gross income	11,612	11,307	10,993	10,501	10,618	10,461	9,906	9,721
Operating expenses	(4,872)	(4,779)	(4,918)	(4,885)	(4,818)	(4,822)	(4,692)	(4,813)
General administrative expenses	(4,377)	(4,286)	(4,368)	(4,360)	(4,268)	(4,266)	(4,149)	(4,203)
Personnel	(2,567)	(2,528)	(2,590)	(2,518)	(2,517)	(2,487)	(2,396)	(2,453)
Other general administrative expenses	(1,810)	(1,758)	(1,778)	(1,841)	(1,750)	(1,779)	(1,752)	(1,750)
Depreciation and amortisation	(494)	(493)	(550)	(525)	(550)	(556)	(543)	(610)
Net operating income	6,740	6,528	6,075	5,616	5,800	5,639	5,214	4,907
Net loan-loss provisions	(3,113)	(3,405)	(2,957)	(3,080)	(2,889)	(2,877)	(2,614)	(2,282)
Other income	(509)	(496)	(482)	(258)	(306)	(453)	(386)	(466)
Ordinary profit before taxes	3,118	2,627	2,636	2,277	2,605	2,310	2,213	2,159
Tax on profit	(723)	(593)	(630)	(401)	(550)	(467)	(487)	(494)
Ordinary profit from continuing operations	2,394	2,034	2,006	1,876	2,055	1,843	1,726	1,665
Net profit from discontinued operations	17	11	22	20	—	(14)	(0)	(1)
Ordinary consolidated profit	2,412	2,045	2,028	1,896	2,055	1,829	1,725	1,664
Minority interests	254	221	186	253	303	257	248	208
Ordinary attributable profit to the Group	2,158	1,823	1,841	1,643	1,752	1,572	1,477	1,456
Net capital gains and provisions	—	(1,986)	(1,386)	(657)	—	—	—	—
Attributable profit to the Group	2,158	(163)	455	986	1,752	1,572	1,477	1,456

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13
Balance sheet
Customer loans**	741,689	760,087	745,218	714,004	720,616	696,454	683,033	667,625
Trading portfolio (w/o loans)	146,916	157,634	159,370	154,847	154,901	143,239	124,361	102,373
Available-for-sale financial assets	94,145	94,048	90,852	83,317	89,676	83,196	74,755	73,123
Due from credit institutions**	88,335	86,724	97,932	93,657	121,064	102,394	111,289	84,202
Intangible assets and property and equipment	12,686	12,484	12,838	13,309	13,320	13,241	13,147	13,310
Other assets	129,285	125,176	128,431	127,773	124,272	126,398	135,018	124,059
Total assets/liabilities & shareholders’ equity	1,213,055	1,236,154	1,234,640	1,186,907	1,223,849	1,164,922	1,141,602	1,064,692
Customer deposits**	622,657	630,975	626,922	623,487	650,661	638,956	628,518	604,986
Marketable debt securities**	120,102	126,207	124,416	123,965	121,062	113,716	112,286	111,007
Subordinated debt**	16,581	17,064	14,202	13,372	13,358	11,706	10,707	12,268
Insurance liabilities	717	425	1,129	1,425	1,263	1,091	1,324	1,430
Due to credit institutions**	163,361	154,713	159,153	153,842	154,347	139,171	146,950	118,849
Other liabilities	216,007	234,384	238,217	201,043	206,836	187,664	171,624	151,951
Shareholders’ equity***	73,630	72,388	70,602	69,773	76,323	72,619	70,193	64,203
Other customer funds under management	135,179	125,184	121,628	118,141	124,885	118,907	124,332	125,169
Mutual funds	105,914	97,683	93,745	89,176	93,772	88,447	93,048	93,304
Pension funds	9,765	9,436	9,699	10,076	10,188	10,135	10,427	10,879
Managed portfolios	19,500	18,064	18,184	18,889	20,926	20,325	20,857	20,987
Customer funds under management	894,519	899,429	887,168	878,965	909,965	883,284	875,843	853,430

** Including all on-balance sheet balances for this item
*** Not including profit of the year

Other information
NPL ratio	3.95	4.09	4.33	4.53	4.71	5.16	5.42	5.64
NPL coverage	62.1	64.8	71.3	73.3	71.8	66.3	64.0	61.3

Continental Europe

EUR million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	8,123	8,854	(731)	(8.3)
Net fees	3,551	3,624	(73)	(2.0)
Gains (losses) on financial transactions	775	306	469	153.6
Other operating income*	135	183	(48)	(26.0)
Gross income	12,585	12,967	(382)	(2.9)
Operating expenses	(6,576)	(6,457)	(119)	1.8
General administrative expenses	(5,807)	(5,790)	(17)	0.3
Personnel	(3,527)	(3,498)	(29)	0.8
Other general administrative expenses	(2,280)	(2,292)	12	(0.5)
Depreciation and amortisation	(769)	(667)	(102)	15.2
Net operating income	6,009	6,510	(501)	(7.7)
Net loan-loss provisions	(3,603)	(4,104)	501	(12.2)
Other income	(760)	(575)	(186)	32.3
Ordinary profit before taxes	1,646	1,832	(186)	(10.2)
Tax on profit	(376)	(412)	36	(8.7)
Ordinary profit from continuing operations	1,270	1,420	(150)	(10.6)
Net profit from discontinued operations	(6)	(7)	1	(15.0)
Ordinary consolidated profit	1,264	1,413	(149)	(10.6)
Minority interests	137	48	89	182.8
Ordinary attributable profit to the Group	1,127	1,365	(238)	(17.4)
Net capital gains and provisions	—	(4,110)	4,110	(100.0)
Attributable profit to the Group	1,127	(2,745)	3,872	—

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.13	31.12.12	Amount	%
Balance sheet
Customer loans**	266,355	283,427	(17,072)	(6.0)
Trading portfolio (w/o loans)	50,317	87,992	(37,675)	(42.8)
Available-for-sale financial assets	37,319	38,309	(990)	(2.6)
Due from credit institutions**	38,506	49,020	(10,514)	(21.4)
Intangible assets and property and equipment	6,297	5,697	600	10.5
Other assets	37,847	30,827	7,020	22.8
Total assets/liabilities & shareholders’ equity	436,641	495,272	(58,631)	(11.8)
Customer deposits**	256,138	256,154	(16)	(0.0)
Marketable debt securities**	16,781	21,119	(4,338)	(20.5)
Subordinated debt**	406	118	287	242.6
Insurance liabilities	1,430	1,425	5	0.3
Due to credit institutions**	59,041	78,177	(19,136)	(24.5)
Other liabilities	77,194	107,245	(30,051)	(28.0)
Shareholders’ equity***	25,651	31,034	(5,382)	(17.3)
Other customer funds under management	50,962	43,391	7,570	17.4
Mutual funds	33,445	27,080	6,365	23.5
Pension funds	10,879	10,076	803	8.0
Managed portfolios	6,638	6,236	403	6.5
Customer funds under management	324,286	320,783	3,504	1.1
** Including all on-balance sheet balances for this item *** Not including profit of the year

Ratios (%) and other data
ROE	3.84	4.38	(0.53 p. )
Efficiency ratio (with amortisations)	52.3	49.8	2.5 p.
NPL ratio	9.13	6.29	2.84 p.
NPL coverage	57.3	73.0	(15.7 p. )
Number of employees	58,383	57,941	442	0.8
Number of branches	6,160	6,437	(277)	(4.3)

Continental Europe

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	2,236	2,260	2,262	2,097	2,005	2,066	2,014	2,038
Net fees	921	952	896	855	911	920	884	837
Gains (losses) on financial transactions	282	(53)	24	52	265	131	270	110
Other operating income*	32	173	(35)	13	18	71	8	38
Gross income	3,470	3,332	3,147	3,018	3,198	3,188	3,176	3,023
Operating expenses	(1,618)	(1,602)	(1,625)	(1,613)	(1,668)	(1,637)	(1,630)	(1,641)
General administrative expenses	(1,455)	(1,440)	(1,455)	(1,439)	(1,485)	(1,452)	(1,447)	(1,423)
Personnel	(874)	(877)	(886)	(861)	(906)	(878)	(869)	(874)
Other general administrative expenses	(582)	(563)	(570)	(577)	(578)	(574)	(578)	(549)
Depreciation and amortisation	(162)	(162)	(169)	(174)	(183)	(185)	(182)	(218)
Net operating income	1,853	1,730	1,522	1,405	1,530	1,551	1,547	1,382
Net loan-loss provisions	(1,095)	(1,087)	(866)	(1,056)	(901)	(993)	(946)	(763)
Other income	(179)	(175)	(73)	(147)	(192)	(194)	(188)	(186)
Ordinary profit before taxes	579	469	583	202	437	363	413	433
Tax on profit	(144)	(101)	(152)	(16)	(100)	(70)	(93)	(113)
Ordinary profit from continuing operations	435	369	431	186	336	293	321	320
Net profit from discontinued operations	1	(4)	1	(5)	—	(0)	(0)	(6)
Ordinary consolidated profit	436	365	432	181	336	293	321	314
Minority interests	14	13	13	8	29	42	45	20
Ordinary attributable profit to the Group	421	351	419	173	307	250	275	294
Net capital gains and provisions	—	(1,986)	(1,467)	(657)	—	—	—	—
Attributable profit to the Group	421	(1,635)	(1,048)	(484)	307	250	275	294

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13
Balance sheet
Customer loans**	300,611	301,663	290,909	283,427	287,195	278,466	271,878	266,355
Trading portfolio (w/o loans)	78,957	84,927	88,244	87,992	84,960	78,032	61,710	50,317
Available-for-sale financial assets	54,792	51,296	46,720	38,309	45,439	44,259	41,520	37,319
Due from credit institutions**	44,508	45,421	48,776	49,020	63,313	59,516	59,339	38,506
Intangible assets and property and equipment	5,566	5,476	5,457	5,697	5,815	6,251	6,234	6,297
Other assets	27,108	23,499	22,952	30,827	23,082	21,880	27,421	37,847
Total assets/liabilities & shareholders’ equity	511,542	512,281	503,058	495,272	509,803	488,403	468,102	436,641
Customer deposits**	250,037	245,255	239,961	256,154	272,222	267,427	262,970	256,138
Marketable debt securities**	19,051	19,112	21,100	21,119	19,990	16,916	15,578	16,781
Subordinated debt**	175	180	128	118	351	349	365	406
Insurance liabilities	717	425	1,129	1,425	1,263	1,091	1,324	1,430
Due to credit institutions**	74,185	66,743	71,151	78,177	75,019	68,156	70,116	59,041
Other liabilities	135,505	149,289	138,726	107,245	110,675	104,976	88,857	77,194
Shareholders’ equity***	31,872	31,278	30,862	31,034	30,284	29,489	28,893	25,651
Other customer funds under management	46,320	42,375	42,945	43,391	43,958	44,652	47,961	50,962
Mutual funds	31,160	27,560	27,529	27,080	27,444	28,150	30,659	33,445
Pension funds	9,765	9,436	9,699	10,076	10,188	10,135	10,427	10,879
Managed portfolios	5,395	5,378	5,717	6,236	6,327	6,367	6,876	6,638
Customer funds under management	315,582	306,922	304,133	320,783	336,522	329,344	326,875	324,286

** Including all on-balance sheet balances for this item
*** Not including profit of the year

Other information
NPL ratio	5.41	5.67	6.07	6.29	6.62	7.83	8.48	9.13
NPL coverage	54.1	58.9	68.4	73.0	71.0	63.3	61.1	57.3

Spain

EUR million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	4,371	5,168	(797)	(15.4)
Net fees	1,901	2,049	(148)	(7.2)
Gains (losses) on financial transactions	611	216	396	183.5
Other operating income*	136	248	(111)	(44.9)
Gross income	7,020	7,681	(661)	(8.6)
Operating expenses	(3,769)	(3,823)	54	(1.4)
General administrative expenses	(3,377)	(3,457)	80	(2.3)
Personnel	(2,134)	(2,208)	74	(3.3)
Other general administrative expenses	(1,243)	(1,249)	6	(0.5)
Depreciation and amortisation	(392)	(366)	(26)	7.2
Net operating income	3,251	3,858	(607)	(15.7)
Net loan-loss provisions	(2,411)	(2,473)	62	(2.5)
Other income	(136)	(128)	(8)	6.3
Profit before taxes	704	1,257	(553)	(44.0)
Tax on profit	(225)	(393)	168	(42.8)
Profit from continuing operations	479	864	(385)	(44.6)
Net profit from discontinued operations	0	—	0	—
Consolidated profit	479	864	(385)	(44.6)
Minority interests	1	2	(1)	(32.7)
Attributable profit to the Group	478	862	(384)	(44.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.13	31.12.12	Amount	%
Balance sheet
Customer loans**	159,752	178,426	(18,674)	(10.5)
Trading portfolio (w/o loans)	47,062	78,456	(31,394)	(40.0)
Available-for-sale financial assets	25,608	29,681	(4,073)	(13.7)
Due from credit institutions**	25,050	24,784	266	1.1
Intangible assets and property and equipment	4,261	4,160	100	2.4
Other assets	19,101	13,238	5,864	44.3
Total assets/liabilities & shareholders’ equity	280,834	328,746	(47,911)	(14.6)
Customer deposits**	181,117	187,261	(6,144)	(3.3)
Marketable debt securities**	3,953	11,538	(7,586)	(65.7)
Subordinated debt**	8	8	0	5.3
Insurance liabilities	525	963	(438)	(45.5)
Due to credit institutions**	22,848	28,411	(5,563)	(19.6)
Other liabilities	60,815	87,066	(26,251)	(30.2)
Shareholders’ equity***	11,569	13,499	(1,930)	(14.3)
Other customer funds under management	44,793	36,122	8,672	24.0
Mutual funds	29,558	22,926	6,632	28.9
Pension funds	10,025	9,285	741	8.0
Managed portfolios	5,210	3,911	1,299	33.2
Customer funds under management	229,870	234,928	(5,058)	(2.2)

** Including all on-balance sheet balances for this item
*** Not including profit of the year

Ratios (%) and other data
ROE	4.03	6.27	(2.24 p. )
Efficiency ratio (with amortisations)	53.7	49.8	3.9 p.
NPL ratio	7.49	3.84	3.65 p.
NPL coverage	44.0	50.0	(6.0 p. )
Number of employees	27,406	29,714	(2,308)	(7.8)
Number of branches	4,067	4,611	(544)	(11.8)

Spain

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	1,297	1,347	1,337	1,187	1,078	1,122	1,069	1,103
Net fees	510	534	504	502	501	500	460	440
Gains (losses) on financial transactions	203	(75)	68	19	206	96	218	91
Other operating income*	32	156	10	50	30	77	8	21
Gross income	2,043	1,961	1,919	1,758	1,815	1,794	1,755	1,656
Operating expenses	(969)	(954)	(963)	(937)	(962)	(951)	(950)	(906)
General administrative expenses	(877)	(863)	(869)	(848)	(869)	(856)	(859)	(792)
Personnel	(559)	(555)	(559)	(534)	(554)	(538)	(526)	(516)
Other general administrative expenses	(318)	(308)	(309)	(314)	(315)	(319)	(333)	(276)
Depreciation and amortisation	(92)	(91)	(94)	(88)	(93)	(94)	(91)	(113)
Net operating income	1,074	1,008	956	821	853	844	805	750
Net loan-loss provisions	(724)	(670)	(466)	(613)	(516)	(690)	(630)	(575)
Other income	(55)	(46)	7	(34)	(36)	(29)	(59)	(12)
Profit before taxes	295	291	496	175	301	125	116	162
Tax on profit	(91)	(90)	(153)	(60)	(93)	(38)	(42)	(52)
Profit from continuing operations	204	202	343	115	208	87	74	110
Net profit from discontinued operations	—	—	—	—	—	—	—	0
Consolidated profit	204	202	343	115	208	87	74	110
Minority interests	2	0	1	(1)	1	1	0	(1)
Attributable profit to the Group	202	201	342	116	207	86	73	111

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13
Balance sheet
Customer loans**	183,368	186,509	180,506	178,426	176,462	171,122	164,810	159,752
Trading portfolio (w/o loans)	70,072	75,542	79,415	78,456	73,971	70,625	56,508	47,062
Available-for-sale financial assets	43,328	40,983	36,427	29,681	33,300	32,980	30,312	25,608
Due from credit institutions**	19,404	25,702	23,269	24,784	37,817	37,197	36,956	25,050
Intangible assets and property and equipment	4,086	4,019	3,980	4,160	4,185	4,147	4,170	4,261
Other assets	10,387	7,827	7,243	13,238	5,330	6,497	10,415	19,101
Total assets/liabilities & shareholders’ equity	330,644	340,581	330,839	328,746	331,065	322,567	303,170	280,834
Customer deposits**	175,903	174,552	169,335	187,261	197,464	194,331	188,824	181,117
Marketable debt securities**	8,347	9,805	12,537	11,538	10,153	7,471	4,821	3,953
Subordinated debt**	7	8	8	8	7	7	22	8
Insurance liabilities	511	144	723	963	708	475	554	525
Due to credit institutions**	25,381	18,794	19,019	28,411	21,435	23,127	26,950	22,848
Other liabilities	106,486	123,535	115,788	87,066	89,129	85,316	70,699	60,815
Shareholders’ equity***	14,010	13,744	13,429	13,499	12,170	11,840	11,301	11,569
Other customer funds under management	40,486	35,954	36,249	36,122	37,065	37,887	41,217	44,793
Mutual funds	27,123	23,892	23,561	22,926	23,417	24,180	26,764	29,558
Pension funds	8,978	8,675	8,931	9,285	9,403	9,362	9,645	10,025
Managed portfolios	4,385	3,387	3,757	3,911	4,245	4,345	4,807	5,210
Customer funds under management	224,743	220,318	218,129	234,928	244,689	239,696	234,883	229,870

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Other information
NPL ratio	3.35	3.26	3.64	3.84	4.12	5.75	6.40	7.49
NPL coverage	49.4	43.6	45.7	50.0	50.3	43.1	45.0	44.0

Spread (Retail Banking)	3.24	3.27	3.08	2.62	2.37	2.54	2.48	2.63
Loan spreads	1.60	1.59	1.64	1.81	2.21	2.26	2.33	2.43
Deposit spreads	1.64	1.68	1.44	0.81	0.16	0.28	0.15	0.20

Portugal

EUR million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	514	570	(56)	(9.8)
Net fees	318	328	(11)	(3.3)
Gains (losses) on financial transactions	51	109	(58)	(53.3)
Other operating income*	34	30	4	12.1
Gross income	916	1,037	(121)	(11.6)
Operating expenses	(495)	(507)	11	(2.2)
General administrative expenses	(417)	(425)	9	(2.1)
Personnel	(299)	(306)	7	(2.4)
Other general administrative expenses	(118)	(120)	1	(1.2)
Depreciation and amortisation	(79)	(81)	2	(2.9)
Net operating income	421	531	(110)	(20.7)
Net loan-loss provisions	(192)	(393)	200	(51.0)
Other income	(78)	(11)	(67)	624.3
Profit before taxes	150	127	23	18.5
Tax on profit	(44)	(5)	(39)	839.5
Profit from continuing operations	106	122	(16)	(13.0)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	106	122	(16)	(13.0)
Minority interests	(8)	0	(8)	—
Attributable profit to the Group	114	122	(8)	(6.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.13	31.12.12	Amount	%
Balance sheet
Customer loans**	24,482	25,960	(1,478)	(5.7)
Trading portfolio (w/o loans)	1,831	1,947	(117)	(6.0)
Available-for-sale financial assets	4,724	4,023	701	17.4
Due from credit institutions**	2,895	3,527	(632)	(17.9)
Intangible assets and property and equipment	821	382	438	114.7
Other assets	7,096	6,047	1,049	17.3
Total assets/liabilities & shareholders’ equity	41,848	41,887	(39)	(0.1)
Customer deposits**	24,191	23,971	219	0.9
Marketable debt securities**	2,329	3,492	(1,163)	(33.3)
Subordinated debt**	0	0	0	27.7
Insurance liabilities	75	87	(12)	(13.6)
Due to credit institutions**	12,319	11,721	598	5.1
Other liabilities	356	195	161	82.6
Shareholders’ equity***	2,579	2,421	158	6.5
Other customer funds under management	2,041	2,421	(380)	(15.7)
Mutual funds	1,050	1,544	(494)	(32.0)
Pension funds	848	787	61	7.8
Managed portfolios	142	90	52	57.8
Customer funds under management	28,560	29,884	(1,324)	(4.4)

** Including all on-balance sheet balances for this item
*** Not including profit of the year

Ratios (%) and other data
ROE	4.49	4.84	(0.35 p. )
Efficiency ratio (with amortisations)	54.1	48.8	5.2 p.
NPL ratio	8.12	6.56	1.56 p.
NPL coverage	50.0	53.1	(3.1 p. )
Number of employees	5,635	5,719	(84)	(1.5)
Number of branches	640	667	(27)	(4.0)

Portugal

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	147	152	147	122	117	134	132	131
Net fees	90	91	77	70	85	87	79	67
Gains (losses) on financial transactions	70	7	32	(0)	23	7	10	11
Other operating income*	10	17	1	2	6	6	7	15
Gross income	318	267	258	195	231	233	228	224
Operating expenses	(126)	(126)	(126)	(128)	(124)	(122)	(123)	(126)
General administrative expenses	(106)	(106)	(106)	(107)	(104)	(102)	(103)	(107)
Personnel	(76)	(76)	(76)	(77)	(75)	(74)	(74)	(76)
Other general administrative expenses	(30)	(29)	(30)	(31)	(29)	(28)	(29)	(31)
Depreciation and amortisation	(20)	(20)	(20)	(21)	(20)	(20)	(20)	(19)
Net operating income	191	141	132	67	107	112	105	97
Net loan-loss provisions	(131)	(91)	(106)	(65)	(64)	(62)	(56)	(11)
Other income	(16)	(5)	6	4	(13)	(17)	(6)	(42)
Profit before taxes	44	45	31	7	31	32	44	44
Tax on profit	(12)	(7)	(5)	20	(10)	(7)	(12)	(15)
Profit from continuing operations	32	38	26	26	21	25	32	29
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	32	38	26	26	21	25	32	29
Minority interests	(0)	0	0	(0)	0	0	(0)	(8)
Attributable profit to the Group	32	38	26	26	21	25	32	37

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13
Balance sheet
Customer loans**	27,808	27,289	26,759	25,960	25,518	25,210	24,712	24,482
Trading portfolio (w/o loans)	1,672	1,789	1,894	1,947	1,905	1,794	1,788	1,831
Available-for-sale financial assets	5,295	5,511	5,736	4,023	4,675	4,934	4,662	4,724
Due from credit institutions**	2,200	2,368	3,695	3,527	3,447	3,566	2,761	2,895
Intangible assets and property and equipment	439	418	399	382	392	906	896	821
Other assets	6,196	6,018	5,446	6,047	6,198	5,829	6,610	7,096
Total assets/liabilities & shareholders’ equity	43,609	43,394	43,929	41,887	42,136	42,239	41,429	41,848
Customer deposits**	23,321	23,772	23,877	23,971	23,703	23,577	24,185	24,191
Marketable debt securities**	4,734	3,892	3,759	3,492	3,411	2,396	2,375	2,329
Subordinated debt**	(0)	0	0	0	0	0	0	0
Insurance liabilities	70	67	77	87	88	87	88	75
Due to credit institutions**	13,198	13,325	13,503	11,721	12,203	13,336	11,880	12,319
Other liabilities	(285)	(196)	254	195	180	296	358	356
Shareholders’ equity***	2,571	2,534	2,459	2,421	2,550	2,547	2,544	2,579
Other customer funds under management	2,654	2,266	2,440	2,421	2,316	2,158	2,043	2,041
Mutual funds	1,809	1,441	1,611	1,544	1,437	1,281	1,141	1,050
Pension funds	782	757	764	787	780	768	776	848
Managed portfolios	63	69	65	90	99	109	126	142
Customer funds under management	30,708	29,930	30,076	29,884	29,430	28,131	28,603	28,560

** Including all on-balance sheet balances for this item
*** Not including profit of the year

Other information
NPL ratio	4.59	5.42	6.16	6.56	6.88	7.41	7.86	8.12
NPL coverage	57.6	53.4	51.7	53.1	52.9	52.4	51.9	50.0

Spread (Retail Banking)	1.43	1.43	1.34	1.23	1.22	1.26	1.38	1.43
Loan spreads	2.34	2.39	2.47	2.47	2.44	2.44	2.44	2.42
Deposit spreads	(0.91)	(0.96)	(1.13)	(1.24)	(1.22)	(1.18)	(1.06)	(0.99)

Poland

EUR million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	781	541	240	44.4
Net fees	424	331	93	28.2
Gains (losses) on financial transactions	119	79	39	49.4
Other operating income*	7	16	(9)	(55.2)
Gross income	1,331	967	364	37.6
Operating expenses	(601)	(425)	(175)	41.2
General administrative expenses	(547)	(391)	(156)	39.9
Personnel	(318)	(234)	(84)	36.1
Other general administrative expenses	(229)	(158)	(72)	45.4
Depreciation and amortisation	(54)	(34)	(19)	56.7
Net operating income	731	542	189	34.8
Net loan-loss provisions	(167)	(112)	(55)	49.0
Other income	(6)	(1)	(5)	599.2
Profit before taxes	557	429	129	30.0
Tax on profit	(110)	(87)	(23)	26.8
Profit from continuing operations	447	342	105	30.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	447	342	105	30.9
Minority interests	113	13	101	805.4
Attributable profit to the Group	334	329	5	1.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.13	31.12.12	Amount		%
Balance sheet
Customer loans**	16,214	9,732	6,482		66.6
Trading portfolio (w/o loans)	532	175	357		204.7
Available-for-sale financial assets	5,325	2,876	2,449		85.2
Due from credit institutions**	667	394	273		69.2
Intangible assets and property and equipment	273	146	127		86.6
Other assets	2,095	1,527	567		37.2
Total assets/liabilities & shareholders’ equity	25,106	14,850	10,255		69.1
Customer deposits**	18,503	11,217	7,286		65.0
Marketable debt securities**	121	—	121		—
Subordinated debt**	333	100	233		231.9
Insurance liabilities	84	—	84		—
Due to credit institutions**	1,206	478	728		152.1
Other liabilities	2,984	1,258	1,726		137.2
Shareholders’ equity***	1,875	1,796	79		4.4
Other customer funds under management	2,789	2,594	195		7.5
Mutual funds	2,683	2,443	239		9.8
Pension funds	—	—	—		—
Managed portfolios	106	150	(44)		(29.5)
Customer funds under management	21,745	13,911	7,834		56.3

** Including all on-balance sheet balances for this item
*** Not including profit of the year

Ratios (%) and other data
ROE	17.68	18.93	(1.24 p.	)
Efficiency ratio (with amortisations)	45.1	44.0	1.1 p.
NPL ratio	7.84	4.72	3.12 p.
NPL coverage	61.8	68.3	(6.5 p.	)
Number of employees	12,363	8,852	3,511		39.7
Number of branches	830	519	311		59.9

Poland

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	129	134	139	140	181	191	204	206
Net fees	78	80	84	89	104	106	105	110
Gains (losses) on financial transactions	10	16	13	41	35	29	39	15
Other operating income*	1	13	1	0	(1)	14	(2)	(4)
Gross income	218	243	237	270	318	340	346	327
Operating expenses	(105)	(104)	(107)	(110)	(158)	(144)	(138)	(161)
General administrative expenses	(96)	(96)	(98)	(102)	(144)	(130)	(125)	(148)
Personnel	(57)	(57)	(57)	(62)	(85)	(78)	(75)	(80)
Other general administrative expenses	(39)	(39)	(40)	(40)	(59)	(52)	(50)	(68)
Depreciation and amortisation	(9)	(8)	(9)	(8)	(14)	(14)	(13)	(13)
Net operating income	113	139	130	160	160	196	208	166
Net loan-loss provisions	(20)	(32)	(27)	(33)	(42)	(51)	(35)	(39)
Other income	2	(0)	0	(3)	(5)	6	(2)	(4)
Profit before taxes	95	106	103	124	113	151	171	123
Tax on profit	(21)	(20)	(21)	(26)	(23)	(27)	(35)	(26)
Profit from continuing operations	75	86	82	99	91	123	136	97
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	75	86	82	99	91	123	136	97
Minority interests	2	3	3	5	21	32	36	24
Attributable profit to the Group	73	84	79	94	70	91	100	72

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13
Balance sheet
Customer loans**	9,106	9,191	9,659	9,732	16,188	15,983	16,298	16,214
Trading portfolio (w/o loans)	769	871	399	175	665	658	561	532
Available-for-sale financial assets	2,832	2,634	2,998	2,876	5,150	4,596	4,861	5,325
Due from credit institutions**	368	549	423	394	352	421	821	667
Intangible assets and property and equipment	187	175	140	146	242	223	220	273
Other assets	1,100	698	1,059	1,527	1,938	1,252	2,046	2,095
Total assets/liabilities & shareholders’ equity	14,363	14,119	14,678	14,850	24,535	23,133	24,805	25,106
Customer deposits**	10,028	10,463	11,035	11,217	17,794	16,591	17,404	18,503
Marketable debt securities**	—	—	—	—	—	—	—	121
Subordinated debt**	100	100	100	100	335	331	333	333
Insurance liabilities	—	—	—	—	—	—	—	84
Due to credit institutions**	1,690	1,109	713	478	1,578	1,712	2,577	1,206
Other liabilities	677	773	1,047	1,258	2,839	2,708	2,654	2,984
Shareholders’ equity***	1,867	1,673	1,782	1,796	1,989	1,791	1,837	1,875
Other customer funds under management	2,248	2,232	2,345	2,594	2,554	2,631	2,708	2,789
Mutual funds	2,059	2,059	2,188	2,443	2,428	2,529	2,600	2,683
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	188	173	157	150	126	102	109	106
Customer funds under management	12,376	12,796	13,480	13,911	20,684	19,554	20,445	21,745

** Including all on-balance sheet balances for this item
*** Not including profit of the year

Other information
NPL ratio	4.74	4.93	4.69	4.72	7.39	8.08	7.75	7.84
NPL coverage	66.3	62.1	64.0	68.3	67.6	59.3	64.1	61.8

Spread (Retail Banking)	4.56	4.59	4.57	4.44	3.14	3.17	3.16	3.51
Loan spreads	3.29	3.33	3.41	3.48	2.41	2.45	2.43	2.53
Deposit spreads	1.27	1.26	1.16	0.96	0.73	0.72	0.73	0.98

Poland

PLN million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	3,279	2,263	1,016	44.9
Net fees	1,781	1,385	396	28.6
Gains (losses) on financial transactions	498	332	166	49.9
Other operating income*	30	66	(36)	(55.1)
Gross income	5,587	4,045	1,542	38.1
Operating expenses	(2,522)	(1,779)	(742)	41.7
General administrative expenses	(2,296)	(1,636)	(660)	40.4
Personnel	(1,334)	(977)	(357)	36.6
Other general administrative expenses	(963)	(660)	(303)	45.9
Depreciation and amortisation	(225)	(143)	(82)	57.2
Net operating income	3,065	2,266	799	35.3
Net loan-loss provisions	(703)	(470)	(233)	49.5
Other income	(24)	(3)	(20)	601.6
Profit before taxes	2,339	1,793	547	30.5
Tax on profit	(463)	(364)	(99)	27.3
Profit from continuing operations	1,876	1,429	447	31.3
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,876	1,429	447	31.3
Minority interests	476	52	424	808.5
Attributable profit to the Group	1,400	1,376	24	1.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.13	31.12.12	Amount	%
Balance sheet
Customer loans**	67,359	39,649	27,710	69.9
Trading portfolio (w/o loans)	2,210	711	1,499	210.7
Available-for-sale financial assets	22,121	11,716	10,405	88.8
Due from credit institutions**	2,770	1,606	1,165	72.5
Intangible assets and property and equipment	1,133	596	538	90.3
Other assets	8,702	6,222	2,480	39.9
Total assets/liabilities & shareholders’ equity	104,296	60,500	43,796	72.4
Customer deposits**	76,866	45,698	31,168	68.2
Marketable debt securities**	501	—	501	—
Subordinated debt**	1,385	409	976	238.5
Insurance liabilities	347	—	347	—
Due to credit institutions**	5,009	1,949	3,061	157.1
Other liabilities	12,398	5,126	7,272	141.9
Shareholders’ equity***	7,791	7,319	472	6.4
Other customer funds under management	11,585	10,566	1,019	9.6
Mutual funds	11,145	9,954	1,191	12.0
Pension funds	—	—	—	—
Managed portfolios	440	613	(172)	(28.1)
Customer funds under management	90,337	56,673	33,663	59.4

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Poland

PLN million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	546	569	573	575	750	802	865	863
Net fees	330	341	349	365	431	444	445	461
Gains (losses) on financial transactions	41	66	53	171	145	123	167	62
Other operating income*	5	55	4	1	(3)	59	(8)	(17)
Gross income	923	1,032	979	1,111	1,323	1,427	1,469	1,368
Operating expenses	(443)	(442)	(441)	(453)	(656)	(605)	(588)	(673)
General administrative expenses	(406)	(408)	(404)	(418)	(597)	(546)	(533)	(620)
Personnel	(242)	(242)	(237)	(255)	(351)	(326)	(320)	(336)
Other general administrative expenses	(164)	(166)	(167)	(163)	(246)	(219)	(213)	(284)
Depreciation and amortisation	(37)	(35)	(36)	(35)	(59)	(59)	(55)	(53)
Net operating income	480	589	538	659	667	823	881	696
Net loan-loss provisions	(85)	(137)	(114)	(134)	(174)	(216)	(150)	(163)
Other income	8	(0)	1	(13)	(21)	24	(8)	(19)
Profit before taxes	403	452	426	512	471	631	723	514
Tax on profit	(87)	(84)	(87)	(105)	(94)	(114)	(146)	(109)
Profit from continuing operations	316	368	339	406	378	517	577	405
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	316	368	339	406	378	517	577	405
Minority interests	9	11	12	20	86	136	153	102
Attributable profit to the Group	307	356	327	387	292	381	424	303

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13
Balance sheet
Customer loans**	37,811	39,052	39,639	39,649	67,672	69,326	68,920	67,359
Trading portfolio (w/o loans)	3,193	3,702	1,639	711	2,780	2,853	2,371	2,210
Available-for-sale financial assets	11,760	11,191	12,303	11,716	21,530	19,936	20,555	22,121
Due from credit institutions**	1,528	2,333	1,735	1,606	1,471	1,827	3,470	2,770
Intangible assets and property and equipment	776	744	573	596	1,013	967	928	1,133
Other assets	4,569	2,965	4,346	6,222	8,101	5,430	8,651	8,702
Total assets/liabilities & shareholders’ equity	59,638	59,987	60,235	60,500	102,566	100,340	104,895	104,296
Customer deposits**	41,640	44,457	45,284	45,698	74,388	71,966	73,596	76,866
Marketable debt securities**	—	—	—	—	—	—	—	501
Subordinated debt**	416	426	411	409	1,401	1,436	1,410	1,385
Insurance liabilities	—	—	—	—	—	—	—	347
Due to credit institutions**	7,018	4,713	2,928	1,949	6,597	7,425	10,898	5,009
Other liabilities	2,811	3,283	4,298	5,126	11,867	11,745	11,222	12,398
Shareholders’ equity***	7,753	7,108	7,314	7,319	8,314	7,768	7,770	7,791
Other customer funds under management	9,332	9,483	9,623	10,566	10,677	11,414	11,453	11,585
Mutual funds	8,550	8,749	8,977	9,954	10,152	10,969	10,994	11,145
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	783	734	646	613	526	444	459	440
Customer funds under management	51,388	54,366	55,318	56,673	86,466	84,816	86,459	90,337

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Santander Consumer Finance

EUR million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	2,333	2,389	(56)	(2.3)
Net fees	787	777	9	1.2
Gains (losses) on financial transactions	(7)	(15)	8	(52.2)
Other operating income*	(2)	(10)	9	(82.4)
Gross income	3,111	3,141	(30)	(1.0)
Operating expenses	(1,391)	(1,381)	(10)	0.7
General administrative expenses	(1,172)	(1,216)	44	(3.6)
Personnel	(646)	(624)	(22)	3.5
Other general administrative expenses	(526)	(592)	66	(11.1)
Depreciation and amortisation	(219)	(166)	(54)	32.5
Net operating income	1,720	1,760	(40)	(2.3)
Net loan-loss provisions	(565)	(753)	188	(25.0)
Other income	(70)	(40)	(30)	73.5
Profit before taxes	1,085	967	119	12.3
Tax on profit	(255)	(201)	(54)	26.8
Profit from continuing operations	830	765	65	8.5
Net profit from discontinued operations	(6)	(7)	1	(15.0)
Consolidated profit	824	759	66	8.7
Minority interests	31	34	(4)	(10.5)
Attributable profit to the Group	794	724	69	9.6

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.13	31.12.12	Amount	%
Balance sheet
Customer loans**	56,024	56,683	(659)	(1.2)
Trading portfolio (w/o loans)	864	1,339	(475)	(35.5)
Available-for-sale financial assets	705	228	478	209.8
Due from credit institutions**	8,158	11,502	(3,344)	(29.1)
Intangible assets and property and equipment	934	999	(65)	(6.5)
Other assets	3,723	3,321	403	12.1
Total assets/liabilities & shareholders’ equity	70,409	74,071	(3,662)	(4.9)
Customer deposits**	30,878	31,892	(1,014)	(3.2)
Marketable debt securities**	10,377	6,083	4,295	70.6
Subordinated debt**	64	10	54	526.3
Insurance liabilities	—	—	—	—
Due to credit institutions**	18,060	20,506	(2,446)	(11.9)
Other liabilities	3,901	4,530	(629)	(13.9)
Shareholders’ equity***	7,128	11,050	(3,921)	(35.5)
Other customer funds under management	6	6	0	7.4
Mutual funds	2	2	(0)	(9.7)
Pension funds	5	4	1	16.5
Managed portfolios	—	—	—	—
Customer funds under management	41,326	37,991	3,335	8.8
** Including all on-balance sheet balances for this item *** Not including profit of the year
Ratios (%) and other data
ROE	7.29	6.68	0.61 p.
Efficiency ratio (with amortisations)	44.7	44.0	0.7 p.
NPL ratio	4.01	3.90	0.11 p.
NPL coverage	105.3	109.5	(4.2 p. )
Number of employees	11,695	12,282	(587)	(4.8)
Number of branches	613	629	(16)	(2.5)

Santander Consumer Finance

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	611	580	594	604	587	582	592	573
Net fees	204	198	196	180	192	197	207	190
Gains (losses) on financial transactions	(5)	2	(8)	(4)	0	(1)	2	(8)
Other operating income*	0	1	(2)	(9)	(3)	(4)	(0)	5
Gross income	810	782	780	770	776	775	801	759
Operating expenses	(338)	(337)	(347)	(360)	(351)	(341)	(345)	(353)
General administrative expenses	(303)	(300)	(305)	(308)	(300)	(288)	(292)	(291)
Personnel	(150)	(156)	(159)	(159)	(161)	(159)	(163)	(162)
Other general administrative expenses	(153)	(144)	(146)	(149)	(139)	(129)	(130)	(129)
Depreciation and amortisation	(35)	(37)	(42)	(52)	(51)	(53)	(53)	(63)
Net operating income	472	445	433	410	425	434	456	405
Net loan-loss provisions	(176)	(199)	(174)	(204)	(171)	(131)	(158)	(105)
Other income	(18)	(6)	(17)	1	(21)	(29)	(15)	(5)
Profit before taxes	278	240	242	207	233	274	283	295
Tax on profit	(62)	(50)	(53)	(35)	(49)	(64)	(66)	(76)
Profit from continuing operations	215	190	189	172	184	210	217	219
Net profit from discontinued operations	1	(4)	1	(5)	—	(0)	(0)	(6)
Consolidated profit	216	186	190	167	184	210	217	213
Minority interests	10	10	9	5	7	9	9	5
Attributable profit to the Group	206	176	181	162	176	201	208	209

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13
Balance sheet
Customer loans**	56,306	56,834	56,822	56,683	56,241	55,995	55,898	56,024
Trading portfolio (w/o loans)	1,186	1,431	1,520	1,339	1,224	925	904	864
Available-for-sale financial assets	1,174	775	329	228	553	606	598	705
Due from credit institutions**	9,149	9,321	12,156	11,502	10,336	10,471	10,966	8,158
Intangible assets and property and equipment	842	852	927	999	984	966	940	934
Other assets	2,801	2,522	2,569	3,321	2,704	2,596	2,386	3,723
Total assets/liabilities & shareholders’ equity	71,458	71,734	74,323	74,071	72,041	71,559	71,692	70,409
Customer deposits**	33,180	32,702	33,087	31,892	31,496	30,986	30,726	30,878
Marketable debt securities**	5,908	5,361	4,747	6,083	6,420	7,045	8,380	10,377
Subordinated debt**	68	72	19	10	9	11	10	64
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions**	17,210	18,647	21,018	20,506	18,839	18,668	17,627	18,060
Other liabilities	3,918	4,070	4,578	4,530	3,898	3,695	3,853	3,901
Shareholders’ equity***	11,173	10,882	10,874	11,050	11,379	11,154	11,094	7,128
Other customer funds under management	6	6	6	6	6	6	6	6
Mutual funds	2	2	2	2	2	2	2	2
Pension funds	4	4	4	4	4	4	4	5
Managed portfolios	—	—	—	—	—	—	—	—
Customer funds under management	39,163	38,140	37,859	37,991	37,931	38,049	39,123	41,326
** Including all on-balance sheet balances for this item *** Not including profit of the year
Other information
NPL ratio	4.05	3.88	3.96	3.90	3.98	4.04	3.96	4.01
NPL coverage	108.3	110.7	109.7	109.5	108.7	106.9	109.2	105.3

Loan spreads	4.51	4.57	4.67	4.73	4.76	4.83	4.93	4.91

Spain’s run-off real estate

EUR million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	38	74	(36)	(49.0)
Net fees	15	41	(26)	(63.0)
Gains (losses) on financial transactions	1	5	(4)	(76.6)
Other operating income*	(48)	(103)	55	(53.4)
Gross income	6	17	(11)	(63.7)
Operating expenses	(175)	(193)	17	(9.1)
General administrative expenses	(162)	(184)	22	(12.1)
Personnel	(47)	(45)	(2)	4.9
Other general administrative expenses	(115)	(139)	25	(17.6)
Depreciation and amortisation	(13)	(8)	(5)	60.1
Net operating income	(169)	(176)	7	(3.8)
Net loan-loss provisions	(262)	(371)	108	(29.3)
Other income	(476)	(395)	(81)	20.6
Ordinary profit before taxes	(907)	(941)	34	(3.6)
Tax on profit	272	282	(10)	(3.6)
Ordinary profit from continuing operations	(635)	(659)	24	(3.6)
Net profit from discontinued operations	—	—	—	—
Ordinary consolidated profit	(635)	(659)	24	(3.6)
Minority interests	—	—	—	—
Ordinary attributable profit to the Group	(635)	(659)	24	(3.6)
Net capital gains and provisions	—	(4,110)	4,110	(100.0)
Attributable profit to the Group	(635)	(4,769)	4,134	(86.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.13	31.12.12	Amount	%
Balance sheet
Customer loans**	5,735	7,298	(1,563)	(21.4)
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	207	164	43	26.5
Due from credit institutions**	—	—	—	—
Intangible assets and property and equipment	—	—	—	—
Other assets	4,839	4,815	24	0.5
Total assets/liabilities & shareholders’ equity	10,781	12,277	(1,496)	(12.2)
Customer deposits**	210	289	(79)	(27.4)
Marketable debt securities**	2	6	(4)	(66.4)
Subordinated debt**	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	200	0	200	—
Other liabilities	8,979	10,330	(1,351)	(13.1)
Shareholders’ equity***	1,390	1,652	(261)	(15.8)
Other customer funds under management	153	165	(12)	(7.2)
Mutual funds	152	164	(12)	(7.4)
Pension funds	1	1	0	29.1
Managed portfolios	—	—	—	—
Customer funds under management	365	460	(95)	(20.7)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Spain’s run-off real estate

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	23	14	18	20	27	12	(3)	1
Net fees	12	12	8	9	9	2	3	1
Gains (losses) on financial transactions	1	2	1	0	1	(0)	(0)	0
Other operating income*	(13)	(13)	(46)	(30)	(16)	(23)	(8)	(2)
Gross income	23	14	(18)	(1)	22	(8)	(8)	1
Operating expenses	(48)	(48)	(48)	(48)	(40)	(49)	(41)	(44)
General administrative expenses	(46)	(46)	(46)	(46)	(38)	(47)	(39)	(38)
Personnel	(11)	(11)	(11)	(11)	(11)	(10)	(11)	(15)
Other general administrative expenses	(35)	(35)	(35)	(35)	(26)	(37)	(28)	(23)
Depreciation and amortisation	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(7)
Net operating income	(25)	(34)	(67)	(49)	(19)	(57)	(50)	(44)
Net loan-loss provisions	(43)	(93)	(97)	(136)	(114)	(49)	(67)	(32)
Other income	(92)	(118)	(69)	(116)	(118)	(125)	(106)	(128)
Ordinary profit before taxes	(161)	(246)	(233)	(302)	(250)	(231)	(222)	(204)
Tax on profit	48	74	70	91	75	69	67	61
Ordinary profit from continuing operations	(113)	(172)	(163)	(211)	(175)	(162)	(156)	(143)
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Ordinary consolidated profit	(113)	(172)	(163)	(211)	(175)	(162)	(156)	(143)
Minority interests	—	—	—	—	—	—	—	—
Ordinary attributable profit to the Group	(113)	(172)	(163)	(211)	(175)	(162)	(156)	(143)
Net capital gains and provisions	—	(1,986)	(1,467)	(657)	—	—	—	—
Attributable profit to the Group	(113)	(2,158)	(1,630)	(869)	(175)	(162)	(156)	(143)

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13
Balance sheet
Customer loans**	17,389	14,070	10,598	7,298	6,844	6,507	6,246	5,735
Trading portfolio (w/o loans)	—	—	—	—	—	—	—	—
Available-for-sale financial assets	—	—	—	164	207	207	207	207
Due from credit institutions**	—	—	—	—	—	—	—	—
Intangible assets and property and equipment	—	—	—	—	—	—	—	—
Other assets	5,193	4,956	4,855	4,815	4,885	4,866	4,966	4,839
Total assets/liabilities & shareholders’ equity	22,582	19,026	15,453	12,277	11,936	11,580	11,420	10,781
Customer deposits**	299	304	259	289	225	199	217	210
Marketable debt securities**	14	7	9	6	6	4	2	2
Subordinated debt**	—	—	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions**	0	0	0	0	0	0	0	200
Other liabilities	20,494	16,995	13,495	10,330	10,150	9,864	9,743	8,979
Shareholders’ equity***	1,775	1,720	1,691	1,652	1,555	1,513	1,457	1,390
Other customer funds under management	168	167	168	165	161	159	154	153
Mutual funds	167	166	167	164	160	158	153	152
Pension funds	1	1	1	1	1	0	1	1
Managed portfolios	—	—	—	—	—	—	—	—
Customer funds under management	481	478	436	460	392	361	373	365

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

United Kingdom

EUR million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	3,451	3,336	115	3.4
Net fees	992	1,190	(198)	(16.6)
Gains (losses) on financial transactions	403	361	42	11.7
Other operating income*	36	20	16	78.8
Gross income	4,881	4,906	(25)	(0.5)
Operating expenses	(2,605)	(2,690)	84	(3.1)
General administrative expenses	(2,181)	(2,311)	130	(5.6)
Personnel	(1,401)	(1,492)	91	(6.1)
Other general administrative expenses	(780)	(819)	39	(4.7)
Depreciation and amortisation	(424)	(379)	(45)	12.0
Net operating income	2,276	2,217	59	2.7
Net loan-loss provisions	(580)	(806)	226	(28.1)
Other income	(236)	(167)	(69)	41.3
Ordinary profit before taxes	1,460	1,244	216	17.4
Tax on profit	(301)	(286)	(16)	5.4
Ordinary profit from continuing operations	1,159	958	201	21.0
Net profit from discontinued operations	(9)	77	(86)	—
Ordinary consolidated profit	1,149	1,034	115	11.1
Minority interests	—	0	(0)	(100.0)
Ordinary attributable profit to the Group	1,149	1,034	115	11.1
Net capital gains and provisions	—	81	(81)	(100.0)
Attributable profit to the Group	1,149	1,115	34	3.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.13	31.12.12	Amount	%
Balance sheet
Customer loans**	231,046	249,157	(18,111)	(7.3)
Trading portfolio (w/o loans)	28,831	38,177	(9,346)	(24.5)
Available-for-sale financial assets	6,003	6,718	(715)	(10.6)
Due from credit institutions**	17,136	18,124	(988)	(5.5)
Intangible assets and property and equipment	2,498	2,561	(63)	(2.5)
Other assets	38,229	44,321	(6,093)	(13.7)
Total assets/liabilities & shareholders’ equity	323,743	359,058	(35,315)	(9.8)
Customer deposits**	187,467	194,452	(6,985)	(3.6)
Marketable debt securities**	64,092	73,919	(9,827)	(13.3)
Subordinated debt**	5,805	5,534	272	4.9
Insurance liabilities	—	—	—	—
Due to credit institutions**	26,882	29,313	(2,430)	(8.3)
Other liabilities	26,855	42,689	(15,834)	(37.1)
Shareholders’ equity***	12,642	13,152	(510)	(3.9)
Other customer funds under management	9,645	13,919	(4,273)	(30.7)
Mutual funds	9,645	13,919	(4,273)	(30.7)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Customer funds under management	267,010	287,823	(20,814)	(7.2)

** Including all on-balance sheet balances for this item *** Not including profit of the year
Ratios (%) and other data
ROE**	8.84	7.78	1.06 p.
Efficiency ratio (with amortisations)	53.4	54.8	(1.4 p. )
NPL ratio	1.98	2.05	(0.07 p. )
NPL coverage	41.6	44.1	(2.5 p. )
Number of employees	25,368	26,255	(887)	(3.4)
Number of branches	1,157	1,189	(32)	(2.7)

United Kingdom

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	901	821	818	796	803	809	877	962
Net fees	282	290	300	318	249	256	243	244
Gains (losses) on financial transactions	111	125	69	55	86	161	71	85
Other operating income*	9	6	0	4	6	7	6	18
Gross income	1,303	1,243	1,187	1,174	1,144	1,233	1,197	1,308
Operating expenses	(662)	(688)	(691)	(649)	(658)	(667)	(630)	(650)
General administrative expenses	(569)	(599)	(577)	(566)	(560)	(571)	(529)	(520)
Personnel	(364)	(375)	(392)	(361)	(354)	(352)	(327)	(368)
Other general administrative expenses	(205)	(224)	(185)	(205)	(206)	(219)	(202)	(153)
Depreciation and amortisation	(93)	(89)	(114)	(84)	(98)	(96)	(100)	(130)
Net operating income	641	555	496	525	486	566	567	657
Net loan-loss provisions	(206)	(214)	(187)	(200)	(160)	(121)	(154)	(145)
Other income	(63)	(39)	(31)	(33)	(42)	(103)	(25)	(66)
Ordinary profit before taxes	372	302	278	292	284	342	387	447
Tax on profit	(98)	(71)	(57)	(61)	(60)	(65)	(81)	(95)
Ordinary profit from continuing operations	275	231	221	231	224	277	306	352
Net profit from discontinued operations	17	15	20	25	—	(14)	(0)	5
Ordinary consolidated profit	291	246	242	256	224	263	306	357
Minority interests	0	0	0	0	0	—	0	(0)
Ordinary attributable profit to the Group	291	246	242	256	224	263	306	357
Net capital gains and provisions	—	—	81	—	—	—	—	—
Attributable profit to the Group	291	246	322	256	224	263	306	357

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13
Balance sheet
Customer loans**	259,637	274,325	270,051	249,157	242,425	238,223	237,138	231,046
Trading portfolio (w/o loans)	36,225	39,740	43,586	38,177	37,669	34,501	35,645	28,831
Available-for-sale financial assets	996	6,012	6,775	6,718	6,400	6,041	5,387	6,003
Due from credit institutions**	17,748	17,087	20,568	18,124	21,002	16,081	23,814	17,136
Intangible assets and property and equipment	2,286	2,423	2,472	2,561	2,445	2,379	2,406	2,498
Other assets	48,789	46,648	47,201	44,321	44,836	49,670	47,379	38,229
Total assets/liabilities & shareholders’ equity	365,681	386,234	390,653	359,058	354,778	346,894	351,771	323,743
Customer deposits**	191,727	211,192	213,508	194,452	194,378	195,995	197,252	187,467
Marketable debt securities**	74,322	80,635	75,963	73,919	69,625	66,940	67,086	64,092
Subordinated debt**	8,086	8,508	5,720	5,534	5,369	5,197	4,640	5,805
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions**	42,180	33,382	34,745	29,313	28,579	28,207	32,434	26,882
Other liabilities	36,390	39,095	47,195	42,689	43,596	37,458	37,221	26,855
Shareholders’ equity***	12,976	13,423	13,524	13,152	13,231	13,097	13,138	12,642
Other customer funds under management	15,674	16,110	16,243	13,919	12,638	10,687	9,572	9,645
Mutual funds	15,674	16,110	16,243	13,919	12,638	10,687	9,572	9,645
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Customer funds under management	289,809	316,445	311,433	287,823	282,009	278,820	278,550	267,010

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	1.82	1.83	1.94	2.05	2.03	2.01	1.98	1.98
NPL coverage	37.5	37.5	44.8	44.1	42.1	42.1	41.6	41.6

Spread (Retail Banking)	1.47	1.36	1.34	1.39	1.53	1.63	1.85	1.98
Loan spreads	2.49	2.54	2.60	2.66	2.78	2.80	2.85	2.84
Deposit spreads	(1.02)	(1.18)	(1.26)	(1.27)	(1.25)	(1.17)	(1.00)	(0.86)

United Kingdom

£ million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	2,930	2,704	225	8.3
Net fees	842	965	(122)	(12.7)
Gains (losses) on financial transactions	342	292	50	17.0
Other operating income*	30	16	14	87.3
Gross income	4,144	3,977	167	4.2
Operating expenses	(2,212)	(2,180)	(32)	1.5
General administrative expenses	(1,852)	(1,873)	21	(1.1)
Personnel	(1,190)	(1,210)	20	(1.7)
Other general administrative expenses	(662)	(663)	1	(0.2)
Depreciation and amortisation	(360)	(307)	(53)	17.3
Net operating income	1,932	1,797	135	7.5
Net loan-loss provisions	(493)	(654)	161	(24.6)
Other income	(200)	(135)	(65)	48.0
Ordinary profit before taxes	1,239	1,008	231	23.0
Tax on profit	(256)	(232)	(24)	10.4
Ordinary profit from continuing operations	984	776	207	26.7
Net profit from discontinued operations	(8)	62	(70)	—
Ordinary consolidated profit	976	838	137	16.4
Minority interests	—	0	(0)	(100.0)
Ordinary attributable profit to the Group	976	838	137	16.4
Net capital gains and provisions	—	65	(65)	(100.0)
Attributable profit to the Group	976	904	72	8.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.13	31.12.12	Amount	%
Balance sheet
Customer loans**	192,623	203,337	(10,714)	(5.3)
Trading portfolio (w/o loans)	24,037	31,156	(7,120)	(22.9)
Available-for-sale financial assets	5,005	5,483	(478)	(8.7)
Due from credit institutions**	14,286	14,791	(505)	(3.4)
Intangible assets and property and equipment	2,082	2,090	(8)	(0.4)
Other assets	31,871	36,171	(4,300)	(11.9)
Total assets/liabilities & shareholders’ equity	269,904	293,028	(23,123)	(7.9)
Customer deposits**	156,291	158,692	(2,401)	(1.5)
Marketable debt securities**	53,434	60,325	(6,892)	(11.4)
Subordinated debt**	4,840	4,516	324	7.2
Insurance liabilities	—	—	—	—
Due to credit institutions**	22,412	23,922	(1,510)	(6.3)
Other liabilities	22,389	34,838	(12,450)	(35.7)
Shareholders’ equity***	10,539	10,733	(194)	(1.8)
Other customer funds under management	8,041	11,359	(3,318)	(29.2)
Mutual funds	8,041	11,359	(3,318)	(29.2)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Customer funds under management	222,606	234,893	(12,287)	(5.2)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

United Kingdom

£ million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	752	664	645	643	683	688	749	809
Net fees	236	235	237	257	212	218	208	205
Gains (losses) on financial transactions	93	102	54	44	73	137	61	71
Other operating income*	7	5	0	4	5	6	5	15
Gross income	1,088	1,006	936	947	973	1,048	1,022	1,100
Operating expenses	(552)	(558)	(546)	(524)	(560)	(567)	(538)	(547)
General administrative expenses	(475)	(485)	(456)	(457)	(476)	(486)	(452)	(437)
Personnel	(304)	(304)	(310)	(291)	(301)	(300)	(279)	(309)
Other general administrative expenses	(171)	(181)	(146)	(165)	(175)	(186)	(173)	(128)
Depreciation and amortisation	(77)	(72)	(90)	(67)	(83)	(81)	(86)	(110)
Net operating income	535	448	390	423	413	481	484	553
Net loan-loss provisions	(172)	(173)	(147)	(161)	(137)	(103)	(132)	(121)
Other income	(53)	(32)	(24)	(27)	(35)	(87)	(22)	(55)
Ordinary profit before taxes	311	244	218	236	241	291	330	377
Tax on profit	(81)	(57)	(44)	(49)	(51)	(56)	(69)	(80)
Ordinary profit from continuing operations	229	186	174	187	191	235	261	296
Net profit from discontinued operations	14	12	16	20	—	(12)	(0)	4
Ordinary consolidated profit	243	198	190	207	191	224	261	301
Minority interests	0	0	0	0	0	(0)	0	(0)
Ordinary attributable profit to the Group	243	198	190	207	191	224	261	301
Net capital gains and provisions	—	—	65	(0)	—	—	—	—
Attributable profit to the Group	243	198	256	207	191	224	261	301

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13
Balance sheet
Customer loans**	216,512	221,325	215,514	203,337	204,994	204,204	198,260	192,623
Trading portfolio (w/o loans)	30,208	32,062	34,784	31,156	31,853	29,574	29,801	24,037
Available-for-sale financial assets	831	4,851	5,407	5,483	5,412	5,178	4,504	5,005
Due from credit institutions**	14,800	13,786	16,415	14,791	17,759	13,784	19,910	14,286
Intangible assets and property and equipment	1,906	1,955	1,973	2,090	2,068	2,039	2,012	2,082
Other assets	40,685	37,635	37,669	36,171	37,913	42,577	39,611	31,871
Total assets/liabilities & shareholders’ equity	304,941	311,614	311,761	293,028	300,000	297,358	294,098	269,904
Customer deposits**	159,881	170,390	170,390	158,692	164,366	168,007	164,913	156,291
Marketable debt securities**	61,977	65,056	60,622	60,325	58,875	57,381	56,087	53,434
Subordinated debt**	6,743	6,864	4,565	4,516	4,540	4,455	3,879	4,840
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions**	35,174	26,932	27,729	23,922	24,166	24,179	27,116	22,412
Other liabilities	30,346	31,541	37,664	34,838	36,865	32,109	31,119	22,389
Shareholders’ equity***	10,821	10,830	10,792	10,733	11,188	11,227	10,984	10,539
Other customer funds under management	13,070	12,997	12,963	11,359	10,686	9,161	8,003	8,041
Mutual funds	13,070	12,997	12,963	11,359	10,686	9,161	8,003	8,041
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Customer funds under management	241,672	255,308	248,539	234,893	238,467	239,004	232,882	222,606

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Latin America

EUR million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	15,186	17,881	(2,695)	(15.1)
Net fees	4,874	5,097	(224)	(4.4)
Gains (losses) on financial transactions	1,039	1,071	(33)	(3.1)
Other operating income*	(15)	(115)	100	(87.0)
Gross income	21,083	23,934	(2,851)	(11.9)
Operating expenses	(8,704)	(9,124)	420	(4.6)
General administrative expenses	(7,800)	(8,253)	453	(5.5)
Personnel	(4,319)	(4,643)	324	(7.0)
Other general administrative expenses	(3,481)	(3,611)	129	(3.6)
Depreciation and amortisation	(904)	(871)	(33)	3.8
Net operating income	12,379	14,811	(2,432)	(16.4)
Net loan-loss provisions	(6,483)	(7,380)	897	(12.2)
Other income	(551)	(818)	267	(32.7)
Profit before taxes	5,345	6,612	(1,267)	(19.2)
Tax on profit	(1,208)	(1,484)	276	(18.6)
Profit from continuing operations	4,137	5,128	(991)	(19.3)
Net profit from discontinued operations	0	—	0	—
Consolidated profit	4,137	5,128	(991)	(19.3)
Minority interests	879	866	13	1.5
Attributable profit to the Group	3,257	4,262	(1,004)	(23.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.13	31.12.12	Amount	%
Balance sheet
Customer loans**	132,542	140,090	(7,547)	(5.4)
Trading portfolio (w/o loans)	23,107	28,403	(5,295)	(18.6)
Available-for-sale financial assets	20,947	23,499	(2,553)	(10.9)
Due from credit institutions**	28,213	25,799	2,414	9.4
Intangible assets and property and equipment	3,930	4,490	(559)	(12.5)
Other assets	41,238	47,346	(6,108)	(12.9)
Total assets/liabilities & shareholders’ equity	249,979	269,627	(19,648)	(7.3)
Customer deposits**	125,844	134,765	(8,921)	(6.6)
Marketable debt securities**	28,987	28,107	880	3.1
Subordinated debt**	4,833	5,734	(901)	(15.7)
Insurance liabilities	—	—	—	—
Due to credit institutions**	24,825	32,131	(7,306)	(22.7)
Other liabilities	45,252	48,481	(3,228)	(6.7)
Shareholders’ equity***	20,237	20,409	(172)	(0.8)
Other customer funds under management	64,563	60,831	3,732	6.1
Mutual funds	50,214	48,178	2,036	4.2
Pension funds	—	—	—	—
Managed portfolios	14,349	12,653	1,696	13.4
Customer funds under management	224,227	229,437	(5,210)	(2.3)

** Including all on-balance sheet balances for this item *** Not including profit of the year
Ratios (%) and other data
ROE	13.84	19.24	(5.41 p. )
Efficiency ratio (with amortisations)	41.3	38.1	3.2 p.
NPL ratio	5.03	5.42	(0.39 p. )
NPL coverage	84.6	87.5	(2.9 p. )
Number of employees	87,069	90,649	(3,580)	(3.9)
Number of branches	5,904	6,044	(140)	(2.3)

Latin America

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	4,650	4,554	4,449	4,227	4,057	3,996	3,573	3,561
Net fees	1,327	1,219	1,285	1,266	1,277	1,276	1,126	1,195
Gains (losses) on financial transactions	247	298	309	217	339	210	329	160
Other operating income*	(49)	(17)	(28)	(21)	(3)	9	(4)	(16)
Gross income	6,175	6,055	6,016	5,689	5,669	5,491	5,024	4,899
Operating expenses	(2,314)	(2,192)	(2,298)	(2,320)	(2,195)	(2,219)	(2,105)	(2,186)
General administrative expenses	(2,104)	(1,986)	(2,072)	(2,090)	(1,962)	(1,982)	(1,888)	(1,967)
Personnel	(1,190)	(1,136)	(1,166)	(1,150)	(1,109)	(1,107)	(1,040)	(1,064)
Other general administrative expenses	(914)	(850)	(907)	(940)	(854)	(876)	(848)	(904)
Depreciation and amortisation	(209)	(205)	(226)	(230)	(233)	(236)	(217)	(218)
Net operating income	3,861	3,863	3,717	3,369	3,474	3,273	2,919	2,714
Net loan-loss provisions	(1,742)	(2,026)	(1,851)	(1,762)	(1,801)	(1,758)	(1,527)	(1,398)
Other income	(248)	(255)	(236)	(79)	(64)	(146)	(146)	(195)
Profit before taxes	1,872	1,582	1,630	1,528	1,609	1,369	1,246	1,121
Tax on profit	(425)	(362)	(402)	(295)	(347)	(286)	(311)	(265)
Profit from continuing operations	1,447	1,220	1,228	1,233	1,262	1,083	935	856
Net profit from discontinued operations	—	0	(0)	—	—	—	—	0
Consolidated profit	1,447	1,220	1,228	1,233	1,262	1,083	935	856
Minority interests	239	208	173	245	274	215	203	188
Attributable profit to the Group	1,207	1,012	1,055	988	988	868	733	669

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13
Balance sheet
Customer loans**	141,411	141,115	142,412	140,090	148,965	140,083	135,832	132,542
Trading portfolio (w/o loans)	31,489	32,663	27,227	28,403	32,031	30,540	26,861	23,107
Available-for-sale financial assets	24,935	23,886	23,385	23,499	23,744	21,763	18,926	20,947
Due from credit institutions**	25,567	23,572	27,972	25,799	36,382	26,400	27,670	28,213
Intangible assets and property and equipment	4,355	4,056	4,378	4,490	4,491	4,056	3,948	3,930
Other assets	47,985	48,577	51,884	47,346	51,113	48,217	53,205	41,238
Total assets/liabilities & shareholders’ equity	275,742	273,870	277,258	269,627	296,726	271,058	266,443	249,979
Customer deposits**	143,065	136,183	135,000	134,765	144,487	137,922	132,114	125,844
Marketable debt securities**	26,167	26,072	26,516	28,107	30,605	29,036	28,455	28,987
Subordinated debt**	6,100	6,017	5,850	5,734	5,781	4,346	3,941	4,833
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions**	34,632	39,530	39,307	32,131	38,501	32,455	35,950	24,825
Other liabilities	42,100	43,796	49,654	48,481	50,653	43,247	43,612	45,252
Shareholders’ equity***	23,677	22,272	20,932	20,409	26,698	24,052	22,370	20,237
Other customer funds under management	73,185	66,699	62,440	60,831	68,289	63,568	66,798	64,563
Mutual funds	59,080	54,013	49,972	48,178	53,690	49,610	52,816	50,214
Pension funds	—	—	—	—	—	0	—	—
Managed portfolios	14,105	12,686	12,467	12,653	14,600	13,958	13,982	14,349
Customer funds under management	248,518	234,971	229,806	229,437	249,162	234,872	231,309	224,227

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Other information
NPL ratio	4.67	5.14	5.31	5.42	5.44	5.26	5.32	5.03
NPL coverage	91.6	89.5	89.8	87.5	86.7	85.4	82.9	84.6

Latin America

Constant EUR million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	15,186	16,065	(879)	(5.5)
Net fees	4,874	4,590	284	6.2
Gains (losses) on financial transactions	1,039	961	77	8.0
Other operating income*	(15)	(106)	92	(86.0)
Gross income	21,083	21,510	(426)	(2.0)
Operating expenses	(8,704)	(8,222)	(482)	5.9
General administrative expenses	(7,800)	(7,437)	(363)	4.9
Personnel	(4,319)	(4,185)	(133)	3.2
Other general administrative expenses	(3,481)	(3,252)	(230)	7.1
Depreciation and amortisation	(904)	(785)	(119)	15.2
Net operating income	12,379	13,288	(909)	(6.8)
Net loan-loss provisions	(6,483)	(6,573)	90	(1.4)
Other income	(551)	(709)	158	(22.3)
Profit before taxes	5,345	6,005	(661)	(11.0)
Tax on profit	(1,208)	(1,329)	121	(9.1)
Profit from continuing operations	4,137	4,676	(540)	(11.5)
Net profit from discontinued operations	0	—	0	—
Consolidated profit	4,137	4,676	(540)	(11.5)
Minority interests	879	782	97	12.4
Attributable profit to the Group	3,257	3,894	(637)	(16.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.13	31.12.12	Amount	%
Balance sheet
Customer loans**	132,542	120,499	12,043	10.0
Trading portfolio (w/o loans)	23,107	25,330	(2,223)	(8.8)
Available-for-sale financial assets	20,947	19,964	982	4.9
Due from credit institutions**	28,213	22,823	5,390	23.6
Intangible assets and property and equipment	3,930	3,773	157	4.2
Other assets	41,238	40,528	711	1.8
Total assets/liabilities & shareholders’ equity	249,979	232,918	17,061	7.3
Customer deposits**	125,844	116,242	9,603	8.3
Marketable debt securities**	28,987	23,824	5,164	21.7
Subordinated debt**	4,833	4,829	4	0.1
Insurance liabilities	—	—	—	—
Due to credit institutions**	24,825	28,020	(3,195)	(11.4)
Other liabilities	45,252	42,369	2,883	6.8
Shareholders’ equity***	20,237	17,634	2,603	14.8
Other customer funds under management	64,563	53,193	11,370	21.4
Mutual funds	50,214	41,528	8,686	20.9
Pension funds	—	—	—	—
Managed portfolios	14,349	11,665	2,684	23.0
Customer funds under management	224,227	198,087	26,140	13.2

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Latin America

Constant EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	3,967	4,105	4,004	3,989	3,798	3,794	3,755	3,839
Net fees	1,141	1,104	1,155	1,189	1,199	1,212	1,179	1,283
Gains (losses) on financial transactions	211	264	278	208	318	202	337	182
Other operating income*	(41)	(16)	(27)	(22)	(4)	9	(4)	(16)
Gross income	5,278	5,457	5,411	5,364	5,311	5,218	5,268	5,287
Operating expenses	(1,987)	(1,985)	(2,070)	(2,180)	(2,060)	(2,108)	(2,195)	(2,341)
General administrative expenses	(1,806)	(1,798)	(1,868)	(1,965)	(1,842)	(1,884)	(1,968)	(2,106)
Personnel	(1,024)	(1,030)	(1,050)	(1,081)	(1,041)	(1,053)	(1,085)	(1,141)
Other general administrative expenses	(782)	(768)	(818)	(884)	(801)	(832)	(884)	(965)
Depreciation and amortisation	(181)	(187)	(202)	(215)	(218)	(224)	(227)	(235)
Net operating income	3,291	3,472	3,340	3,184	3,251	3,109	3,073	2,946
Net loan-loss provisions	(1,454)	(1,794)	(1,664)	(1,662)	(1,677)	(1,667)	(1,618)	(1,520)
Other income	(203)	(219)	(207)	(79)	(57)	(138)	(151)	(205)
Profit before taxes	1,634	1,459	1,469	1,443	1,516	1,304	1,304	1,221
Tax on profit	(363)	(330)	(357)	(279)	(324)	(271)	(324)	(289)
Profit from continuing operations	1,271	1,130	1,113	1,164	1,192	1,032	980	932
Net profit from discontinued operations	—	0	(0)	—	—	—	—	0
Consolidated profit	1,271	1,130	1,113	1,164	1,192	1,032	980	932
Minority interests	204	189	155	234	259	205	212	203
Attributable profit to the Group	1,067	941	957	929	933	828	768	729

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13
Balance sheet
Customer loans**	115,313	117,314	118,938	120,499	121,901	126,311	128,372	132,542
Trading portfolio (w/o loans)	27,475	28,707	23,876	25,330	27,120	28,066	25,808	23,107
Available-for-sale financial assets	20,147	19,633	19,363	19,964	19,115	19,522	17,870	20,947
Due from credit institutions**	21,384	20,172	24,025	22,823	30,486	24,152	26,518	28,213
Intangible assets and property and equipment	3,393	3,267	3,568	3,773	3,594	3,609	3,698	3,930
Other assets	37,779	39,626	43,210	40,528	41,718	43,297	50,409	41,238
Total assets/liabilities & shareholders’ equity	225,492	228,719	232,981	232,918	243,935	244,958	252,675	249,979
Customer deposits**	117,173	113,756	113,117	116,242	118,364	124,452	125,175	125,844
Marketable debt securities**	20,680	21,259	21,747	23,824	24,636	25,998	26,743	28,987
Subordinated debt**	4,794	4,897	4,785	4,829	4,639	3,893	3,691	4,833
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions**	28,998	33,493	33,573	28,020	32,196	29,649	34,390	24,825
Other liabilities	34,419	36,713	42,206	42,369	42,147	39,243	41,479	45,252
Shareholders’ equity***	19,428	18,602	17,554	17,634	21,952	21,724	21,196	20,237
Other customer funds under management	59,982	55,871	52,987	53,193	56,625	57,754	63,397	64,563
Mutual funds	47,162	44,667	41,717	41,528	43,700	44,754	49,900	50,214
Pension funds	—	—	—	—	—	0	—	—
Managed portfolios	12,820	11,204	11,270	11,665	12,924	13,000	13,497	14,349
Customer funds under management	202,629	195,783	192,635	198,087	204,264	212,096	219,007	224,227

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Latin America. Results

EUR million

	Gross income			Net operating income			Attributable profit to the Group
	2013	2012	Var. (%)	2013	2012	Var. (%)	2013	2012	Var. (%)

Brazil	13,565	16,520	(17.9)	8,219	10,651	(22.8)	1,577	2,188	(27.9)
Mexico	3,040	2,814	8.0	1,804	1,686	7.0	713	1,009	(29.3)
Chile	2,261	2,307	(2.0)	1,324	1,373	(3.6)	435	490	(11.2)
Argentina	1,286	1,219	5.5	689	651	6.0	333	326	2.0
Uruguay	253	235	7.6	91	82	11.3	53	47	14.3
Puerto Rico	327	368	(11.3)	143	177	(19.2)	77	57	36.1
Rest	62	142	(56.4)	(40)	5	—	(38)	(8)	395.2
Subtotal	20,793	23,605	(11.9)	12,231	14,625	(16.4)	3,151	4,109	(23.3)
Santander Private Banking	290	330	(12.0)	149	186	(20.2)	107	153	(30.2)
Total	21,083	23,934	(11.9)	12,379	14,811	(16.4)	3,257	4,262	(23.6)

Latin America. Results

Constant EUR million

	Gross income			Net operating income			Attributable profit to the Group
	2013	2012	Var. (%)	2013	2012	Var. (%)	2013	2012	Var. (%)

Brazil	13,565	14,488	(6.4)	8,219	9,341	(12.0)	1,577	1,919	(17.8)
Mexico	3,040	2,808	8.3	1,804	1,682	7.2	713	1,006	(29.2)
Chile	2,261	2,194	3.0	1,324	1,306	1.4	435	466	(6.6)
Argentina	1,286	984	30.7	689	525	31.2	333	263	26.3
Uruguay	253	226	11.8	91	78	15.7	53	45	18.8
Puerto Rico	327	356	(8.3)	143	171	(16.5)	77	55	40.7
Rest	62	134	(53.7)	(40)	3	—	(38)	(9)	338.1
Subtotal	20,793	21,191	(1.9)	12,231	13,108	(6.7)	3,151	3,747	(15.9)
Santander Private Banking	290	319	(9.0)	149	180	(17.5)	107	148	(27.8)
Total	21,083	21,510	(2.0)	12,379	13,288	(6.8)	3,257	3,894	(16.3)

Brazil

EUR million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	10,071	12,746	(2,674)	(21.0)
Net fees	2,943	3,137	(194)	(6.2)
Gains (losses) on financial transactions	540	716	(175)	(24.5)
Other operating income*	10	(79)	89	—
Gross income	13,565	16,520	(2,955)	(17.9)
Operating expenses	(5,346)	(5,869)	523	(8.9)
General administrative expenses	(4,765)	(5,296)	531	(10.0)
Personnel	(2,578)	(2,946)	368	(12.5)
Other general administrative expenses	(2,187)	(2,351)	164	(7.0)
Depreciation and amortisation	(581)	(572)	(9)	1.5
Net operating income	8,219	10,651	(2,432)	(22.8)
Net loan-loss provisions	(4,894)	(6,124)	1,231	(20.1)
Other income	(500)	(811)	311	(38.4)
Profit before taxes	2,826	3,716	(890)	(24.0)
Tax on profit	(782)	(937)	155	(16.5)
Profit from continuing operations	2,044	2,779	(735)	(26.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	2,044	2,779	(735)	(26.5)
Minority interests	466	591	(124)	(21.1)
Attributable profit to the Group	1,577	2,188	(611)	(27.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.13	31.12.12	Amount	%
Balance sheet
Customer loans**	66,446	74,511	(8,065)	(10.8)
Trading portfolio (w/o loans)	10,321	12,648	(2,327)	(18.4)
Available-for-sale financial assets	14,175	16,284	(2,110)	(13.0)
Due from credit institutions**	14,734	11,341	3,393	29.9
Intangible assets and property and equipment	2,793	3,357	(565)	(16.8)
Other assets	25,456	31,128	(5,672)	(18.2)
Total assets/liabilities & shareholders’ equity	133,925	149,270	(15,345)	(10.3)
Customer deposits**	61,490	69,849	(8,359)	(12.0)
Marketable debt securities**	20,002	19,974	28	0.1
Subordinated debt**	2,734	4,409	(1,675)	(38.0)
Insurance liabilities	—	—	—	—
Due to credit institutions**	12,929	17,400	(4,471)	(25.7)
Other liabilities	25,229	25,808	(579)	(2.2)
Shareholders’ equity***	11,542	11,830	(289)	(2.4)
Other customer funds under management	37,409	34,813	2,596	7.5
Mutual funds	34,444	31,339	3,105	9.9
Pension funds	—	—	—	—
Managed portfolios	2,965	3,474	(509)	(14.7)
Customer funds under management	121,635	129,045	(7,410)	(5.7)

** Including all on-balance sheet balances for this item
*** Not including profit of the year

Ratios (%) and other data
ROE	11.88	17.66	(5.78 p. )
Efficiency ratio (with amortisations)	39.4	35.5	3.9 p.
NPL ratio	5.64	6.86	(1.22 p. )
NPL coverage	95.1	90.2	4.9 p.
Number of employees	49,459	53,752	(4,293)	(8.0)
Number of branches	3,566	3,788	(222)	(5.9)

Brazil

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	3,376	3,312	3,178	2,880	2,802	2,713	2,268	2,289
Net fees	848	744	780	765	774	786	651	732
Gains (losses) on financial transactions	170	223	203	120	215	62	203	60
Other operating income*	(41)	(16)	(17)	(5)	0	2	5	2
Gross income	4,353	4,263	4,143	3,760	3,792	3,562	3,127	3,083
Operating expenses	(1,537)	(1,413)	(1,465)	(1,454)	(1,366)	(1,361)	(1,268)	(1,351)
General administrative expenses	(1,401)	(1,281)	(1,314)	(1,301)	(1,214)	(1,207)	(1,132)	(1,212)
Personnel	(781)	(712)	(734)	(719)	(677)	(650)	(601)	(650)
Other general administrative expenses	(620)	(569)	(580)	(582)	(536)	(557)	(532)	(562)
Depreciation and amortisation	(136)	(132)	(151)	(153)	(152)	(154)	(136)	(139)
Net operating income	2,816	2,851	2,678	2,306	2,426	2,202	1,859	1,732
Net loan-loss provisions	(1,490)	(1,735)	(1,505)	(1,394)	(1,471)	(1,372)	(1,065)	(985)
Other income	(222)	(246)	(241)	(102)	(78)	(133)	(126)	(163)
Profit before taxes	1,104	870	933	810	877	697	669	584
Tax on profit	(283)	(222)	(269)	(164)	(224)	(170)	(198)	(191)
Profit from continuing operations	821	648	664	646	653	527	471	393
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	821	648	664	646	653	527	471	393
Minority interests	179	150	133	129	155	107	113	92
Attributable profit to the Group	641	498	531	518	499	420	358	301

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13
Balance sheet
Customer loans**	78,083	75,963	75,293	74,511	77,918	71,296	69,395	66,446
Trading portfolio (w/o loans)	10,977	11,149	9,265	12,648	11,824	12,276	11,663	10,321
Available-for-sale financial assets	15,261	16,204	15,553	16,284	16,766	14,848	12,273	14,175
Due from credit institutions**	12,965	10,688	12,384	11,341	15,402	11,171	11,681	14,734
Intangible assets and property and equipment	3,262	3,061	3,361	3,357	3,330	2,965	2,863	2,793
Other assets	34,529	33,628	34,554	31,128	33,640	32,258	31,265	25,456
Total assets/liabilities & shareholders’ equity	155,077	150,692	150,410	149,270	158,880	144,814	139,140	133,925
Customer deposits**	76,352	69,095	69,588	69,849	75,162	69,199	65,801	61,490
Marketable debt securities**	18,872	19,197	18,812	19,974	21,850	21,453	20,000	20,002
Subordinated debt**	4,604	4,441	4,459	4,409	4,438	3,130	2,858	2,734
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions**	17,199	20,313	19,594	17,400	18,084	14,571	14,601	12,929
Other liabilities	24,961	25,247	25,779	25,808	24,354	23,075	23,286	25,229
Shareholders’ equity***	13,089	12,399	12,179	11,830	14,992	13,386	12,595	11,542
Other customer funds under management	44,407	39,172	35,744	34,813	39,054	35,630	39,962	37,409
Mutual funds	41,247	36,066	32,577	31,339	35,498	32,514	36,836	34,444
Pension funds	—	—	—	—	—	(0)	—	—
Managed portfolios	3,160	3,106	3,167	3,474	3,556	3,116	3,126	2,965
Customer funds under management	144,235	131,905	128,602	129,045	140,504	129,412	128,620	121,635

** Including all on-balance sheet balances for this item
*** Not including profit of the year

Other information
NPL ratio	5.76	6.51	6.79	6.86	6.90	6.49	6.12	5.64
NPL coverage	90.0	90.1	92.0	90.2	90.4	91.3	92.0	95.1

Spread (Retail Banking)	15.17	15.49	14.81	13.92	13.81	13.26	12.77	12.77
Loan spreads	14.44	14.84	14.25	13.41	13.09	12.51	11.93	11.82
Deposit spreads	0.73	0.65	0.56	0.51	0.72	0.75	0.84	0.95

Brazil

R$ million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	28,722	31,879	(3,157)	(9.9)
Net fees	8,394	7,847	547	7.0
Gains (losses) on financial transactions	1,541	1,790	(249)	(13.9)
Other operating income*	28	(198)	226	—
Gross income	38,685	41,318	(2,633)	(6.4)
Operating expenses	(15,246)	(14,678)	(567)	3.9
General administrative expenses	(13,589)	(13,247)	(342)	2.6
Personnel	(7,352)	(7,368)	16	(0.2)
Other general administrative expenses	(6,237)	(5,880)	(358)	6.1
Depreciation and amortisation	(1,656)	(1,431)	(225)	15.7
Net operating income	23,439	26,640	(3,201)	(12.0)
Net loan-loss provisions	(13,956)	(15,318)	1,362	(8.9)
Other income	(1,425)	(2,028)	603	(29.7)
Profit before taxes	8,059	9,295	(1,236)	(13.3)
Tax on profit	(2,231)	(2,344)	113	(4.8)
Profit from continuing operations	5,828	6,951	(1,123)	(16.2)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	5,828	6,951	(1,123)	(16.2)
Minority interests	1,330	1,477	(148)	(10.0)
Attributable profit to the Group	4,499	5,474	(975)	(17.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.13	31.12.12	Amount	%
Balance sheet
Customer loans**	216,455	201,448	15,007	7.4
Trading portfolio (w/o loans)	33,621	34,195	(574)	(1.7)
Available-for-sale financial assets	46,175	44,027	2,149	4.9
Due from credit institutions**	47,998	30,661	17,337	56.5
Intangible assets and property and equipment	9,098	9,077	21	0.2
Other assets	82,925	84,158	(1,233)	(1.5)
Total assets/liabilities & shareholders’ equity	436,273	403,567	32,706	8.1
Customer deposits**	200,310	188,844	11,466	6.1
Marketable debt securities**	65,157	54,002	11,156	20.7
Subordinated debt**	8,906	11,919	(3,013)	(25.3)
Insurance liabilities	—	—	—	—
Due to credit institutions**	42,116	47,042	(4,925)	(10.5)
Other liabilities	82,185	69,775	12,410	17.8
Shareholders’ equity***	37,598	31,985	5,613	17.5
Other customer funds under management	121,864	94,121	27,743	29.5
Mutual funds	112,205	84,728	27,477	32.4
Pension funds	—	—	—	—
Managed portfolios	9,659	9,393	266	2.8
Customer funds under management	396,238	348,886	47,352	13.6

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Brazil

R$ million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	7,817	8,293	8,060	7,710	7,385	7,307	6,934	7,096
Net fees	1,964	1,871	1,976	2,036	2,040	2,116	1,988	2,250
Gains (losses) on financial transactions	393	554	512	331	568	170	597	206
Other operating income*	(94)	(42)	(45)	(16)	1	5	15	8
Gross income	10,080	10,675	10,502	10,061	9,993	9,599	9,534	9,559
Operating expenses	(3,559)	(3,546)	(3,710)	(3,864)	(3,599)	(3,664)	(3,837)	(4,146)
General administrative expenses	(3,244)	(3,216)	(3,328)	(3,459)	(3,199)	(3,250)	(3,425)	(3,716)
Personnel	(1,808)	(1,788)	(1,860)	(1,912)	(1,785)	(1,752)	(1,822)	(1,994)
Other general administrative expenses	(1,436)	(1,428)	(1,469)	(1,547)	(1,413)	(1,499)	(1,603)	(1,722)
Depreciation and amortisation	(314)	(330)	(382)	(405)	(400)	(414)	(412)	(430)
Net operating income	6,521	7,130	6,792	6,197	6,394	5,935	5,698	5,413
Net loan-loss provisions	(3,450)	(4,318)	(3,818)	(3,731)	(3,878)	(3,698)	(3,284)	(3,096)
Other income	(515)	(613)	(608)	(291)	(205)	(356)	(375)	(489)
Profit before taxes	2,556	2,198	2,366	2,175	2,311	1,881	2,038	1,828
Tax on profit	(655)	(560)	(679)	(449)	(590)	(459)	(594)	(588)
Profit from continuing operations	1,901	1,638	1,687	1,726	1,722	1,422	1,444	1,241
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	1,901	1,638	1,687	1,726	1,722	1,422	1,444	1,241
Minority interests	416	377	339	345	408	289	343	290
Attributable profit to the Group	1,485	1,260	1,348	1,381	1,314	1,133	1,101	951

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13
Balance sheet
Customer loans**	189,921	195,893	197,508	201,448	200,273	206,039	211,002	216,455
Trading portfolio (w/o loans)	26,699	28,751	24,304	34,195	30,392	35,476	35,463	33,621
Available-for-sale financial assets	37,120	41,786	40,800	44,027	43,094	42,911	37,318	46,175
Due from credit institutions**	31,534	27,562	32,486	30,661	39,587	32,283	35,516	47,998
Intangible assets and property and equipment	7,935	7,893	8,816	9,077	8,560	8,568	8,706	9,098
Other assets	83,984	86,720	90,642	84,158	86,464	93,222	95,064	82,925
Total assets/liabilities & shareholders’ equity	377,194	388,604	394,555	403,567	408,370	418,499	423,070	436,273
Customer deposits**	185,712	178,183	182,542	188,844	193,190	199,979	200,073	200,310
Marketable debt securities**	45,902	49,505	49,347	54,002	56,160	61,997	60,812	65,157
Subordinated debt**	11,199	11,454	11,696	11,919	11,407	9,046	8,690	8,906
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions**	41,834	52,383	51,399	47,042	46,482	42,108	44,396	42,116
Other liabilities	60,712	65,106	67,622	69,775	62,597	66,685	70,802	82,185
Shareholders’ equity***	31,835	31,974	31,949	31,985	38,535	38,685	38,296	37,598
Other customer funds under management	108,010	101,016	93,764	94,121	100,381	102,967	121,508	121,864
Mutual funds	100,325	93,007	85,456	84,728	91,241	93,961	112,002	112,205
Pension funds	—	—	—	—	—	(0)	—	—
Managed portfolios	7,685	8,009	8,308	9,393	9,140	9,006	9,505	9,659
Customer funds under management	350,823	340,157	337,349	348,886	361,138	373,988	391,083	396,238

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico

EUR million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	2,120	2,007	114	5.7
Net fees	810	750	59	7.9
Gains (losses) on financial transactions	142	105	37	35.4
Other operating income*	(32)	(48)	16	(33.4)
Gross income	3,040	2,814	226	8.0
Operating expenses	(1,236)	(1,128)	(108)	9.6
General administrative expenses	(1,115)	(1,015)	(101)	9.9
Personnel	(598)	(535)	(64)	11.9
Other general administrative expenses	(517)	(480)	(37)	7.7
Depreciation and amortisation	(121)	(113)	(8)	6.7
Net operating income	1,804	1,686	118	7.0
Net loan-loss provisions	(801)	(466)	(335)	71.8
Other income	17	55	(38)	(68.9)
Profit before taxes	1,020	1,275	(255)	(20.0)
Tax on profit	(84)	(207)	123	(59.4)
Profit from continuing operations	936	1,068	(132)	(12.4)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	936	1,068	(132)	(12.4)
Minority interests	223	59	164	276.9
Attributable profit to the Group	713	1,009	(296)	(29.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.13	31.12.12	Amount	%
Balance sheet
Customer loans**	22,269	20,384	1,886	9.3
Trading portfolio (w/o loans)	8,685	10,470	(1,785)	(17.0)
Available-for-sale financial assets	3,387	2,772	615	22.2
Due from credit institutions**	7,975	7,672	303	3.9
Intangible assets and property and equipment	402	380	22	5.8
Other assets	5,681	5,209	471	9.0
Total assets/liabilities & shareholders’ equity	48,398	46,886	1,512	3.2
Customer deposits**	24,663	24,743	(80)	(0.3)
Marketable debt securities**	2,896	2,021	876	43.3
Subordinated debt**	931	—	931	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	5,494	3,757	1,737	46.2
Other liabilities	11,601	13,026	(1,425)	(10.9)
Shareholders’ equity***	2,814	3,340	(526)	(15.7)
Other customer funds under management	10,349	10,328	21	0.2
Mutual funds	10,349	10,328	21	0.2
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Customer funds under management	38,838	37,091	1,748	4.7

** Including all on-balance sheet balances for this item
*** Not including profit of the year

Ratios (%) and other data
ROE	18.64	24.90	(6.26 p. )
Efficiency ratio (with amortisations)	40.7	40.1	0.6 p.
NPL ratio	3.66	1.94	1.72 p.
NPL coverage	97.5	157.3	(59.8 p. )
Number of employees	14,804	13,967	837	6.0
Number of branches	1,258	1,170	88	7.5

Mexico

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	477	481	523	526	516	541	533	531
Net fees	180	164	200	207	215	196	204	194
Gains (losses) on financial transactions	31	4	33	36	54	60	31	(3)
Other operating income*	(10)	(3)	(14)	(21)	(10)	3	(12)	(13)
Gross income	677	646	742	749	775	799	756	710
Operating expenses	(251)	(251)	(296)	(330)	(301)	(307)	(310)	(318)
General administrative expenses	(221)	(222)	(269)	(303)	(271)	(274)	(280)	(291)
Personnel	(128)	(128)	(137)	(142)	(148)	(152)	(156)	(142)
Other general administrative expenses	(94)	(94)	(132)	(160)	(123)	(122)	(124)	(149)
Depreciation and amortisation	(30)	(29)	(27)	(28)	(30)	(33)	(30)	(27)
Net operating income	426	395	446	419	474	492	446	391
Net loan-loss provisions	(78)	(101)	(129)	(158)	(142)	(184)	(257)	(218)
Other income	(2)	29	6	22	26	(2)	(3)	(4)
Profit before taxes	346	324	323	283	357	307	186	170
Tax on profit	(51)	(65)	(48)	(43)	(42)	(44)	(23)	24
Profit from continuing operations	295	259	275	240	316	264	163	194
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	295	259	275	240	316	264	163	194
Minority interests	0	0	0	58	74	64	39	45
Attributable profit to the Group	294	259	274	181	241	199	123	149

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13
Balance sheet
Customer loans**	19,146	20,454	21,545	20,384	23,279	22,440	21,007	22,269
Trading portfolio (w/o loans)	15,296	16,151	12,811	10,470	14,661	12,644	10,306	8,685
Available-for-sale financial assets	3,647	3,259	3,329	2,772	2,386	3,192	3,116	3,387
Due from credit institutions**	6,328	5,777	7,075	7,672	12,927	5,857	7,518	7,975
Intangible assets and property and equipment	378	309	336	380	400	380	377	402
Other assets	4,431	4,375	4,974	5,209	5,131	4,774	4,931	5,681
Total assets/liabilities & shareholders’ equity	49,225	50,325	50,070	46,886	58,785	49,287	47,254	48,398
Customer deposits**	26,120	26,033	24,162	24,743	27,387	28,178	25,783	24,663
Marketable debt securities**	1,312	1,301	1,343	2,021	2,270	1,534	2,456	2,896
Subordinated debt**	—	—	—	—	—	—	—	931
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions**	8,785	8,899	6,738	3,757	8,085	4,828	4,472	5,494
Other liabilities	8,569	9,792	14,397	13,026	16,580	10,676	11,028	11,601
Shareholders’ equity***	4,438	4,299	3,431	3,340	4,463	4,072	3,515	2,814
Other customer funds under management	10,503	10,453	10,579	10,328	11,300	10,789	10,293	10,349
Mutual funds	10,503	10,453	10,579	10,328	11,300	10,789	10,293	10,349
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Customer funds under management	37,936	37,787	36,084	37,091	40,957	40,500	38,532	38,838

** Including all on-balance sheet balances for this item
*** Not including profit of the year

Other information
NPL ratio	1.61	1.64	1.69	1.94	1.92	2.20	3.58	3.66
NPL coverage	194.9	183.4	175.4	157.3	157.1	142.7	99.0	97.5

Spread (Retail Banking)	10.16	10.27	10.26	10.49	10.32	10.05	9.90	9.74
Loan spreads	8.20	8.35	8.33	8.49	8.46	8.41	8.34	8.23
Deposit spreads	1.96	1.92	1.93	2.00	1.86	1.64	1.56	1.51

Mexico

Million pesos

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	35,901	33,899	2,002	5.9
Net fees	13,708	12,678	1,029	8.1
Gains (losses) on financial transactions	2,405	1,772	633	35.7
Other operating income*	(543)	(813)	270	(33.2)
Gross income	51,470	47,536	3,934	8.3
Operating expenses	(20,934)	(19,057)	(1,877)	9.9
General administrative expenses	(18,887)	(17,143)	(1,744)	10.2
Personnel	(10,130)	(9,031)	(1,099)	12.2
Other general administrative expenses	(8,756)	(8,111)	(645)	7.9
Depreciation and amortisation	(2,047)	(1,914)	(134)	7.0
Net operating income	30,536	28,480	2,057	7.2
Net loan-loss provisions	(13,560)	(7,875)	(5,685)	72.2
Other income	291	932	(641)	(68.8)
Profit before taxes	17,267	21,537	(4,270)	(19.8)
Tax on profit	(1,422)	(3,497)	2,075	(59.3)
Profit from continuing operations	15,845	18,040	(2,195)	(12.2)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	15,845	18,040	(2,195)	(12.2)
Minority interests	3,776	1,000	2,777	277.7
Attributable profit to the Group	12,069	17,040	(4,972)	(29.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.13	31.12.12	Amount	%
Balance sheet
Customer loans**	402,477	350,281	52,195	14.9
Trading portfolio (w/o loans)	156,961	179,914	(22,953)	(12.8)
Available-for-sale financial assets	61,205	47,628	13,577	28.5
Due from credit institutions**	144,126	131,836	12,289	9.3
Intangible assets and property and equipment	7,265	6,531	733	11.2
Other assets	102,669	89,520	13,149	14.7
Total assets/liabilities & shareholders’ equity	874,701	805,711	68,991	8.6
Customer deposits**	445,729	425,189	20,540	4.8
Marketable debt securities**	52,340	34,721	17,619	50.7
Subordinated debt**	16,824	—	16,824	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	99,286	64,563	34,723	53.8
Other liabilities	209,660	223,838	(14,177)	(6.3)
Shareholders’ equity***	50,862	57,399	(6,537)	(11.4)
Other customer funds under management	187,036	177,474	9,562	5.4
Mutual funds	187,036	177,474	9,562	5.4
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Customer funds under management	701,929	637,385	64,544	10.1

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico

Million pesos

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	8,113	8,334	8,613	8,839	8,620	8,787	9,103	9,390
Net fees	3,056	2,852	3,300	3,470	3,591	3,188	3,483	3,446
Gains (losses) on financial transactions	526	75	558	613	901	971	542	(9)
Other operating income*	(179)	(59)	(230)	(346)	(172)	48	(200)	(219)
Gross income	11,517	11,202	12,241	12,577	12,941	12,994	12,928	12,607
Operating expenses	(4,269)	(4,344)	(4,890)	(5,553)	(5,032)	(4,989)	(5,293)	(5,620)
General administrative expenses	(3,766)	(3,847)	(4,445)	(5,085)	(4,523)	(4,451)	(4,782)	(5,131)
Personnel	(2,173)	(2,214)	(2,252)	(2,392)	(2,470)	(2,472)	(2,670)	(2,519)
Other general administrative expenses	(1,593)	(1,633)	(2,192)	(2,693)	(2,053)	(1,979)	(2,112)	(2,613)
Depreciation and amortisation	(503)	(498)	(446)	(467)	(509)	(538)	(511)	(489)
Net operating income	7,248	6,857	7,350	7,024	7,909	8,005	7,635	6,987
Net loan-loss provisions	(1,327)	(1,747)	(2,145)	(2,656)	(2,370)	(2,996)	(4,356)	(3,838)
Other income	(34)	504	93	369	428	(31)	(47)	(59)
Profit before taxes	5,888	5,614	5,298	4,736	5,967	4,978	3,232	3,089
Tax on profit	(874)	(1,116)	(786)	(721)	(696)	(708)	(400)	382
Profit from continuing operations	5,014	4,498	4,512	4,016	5,271	4,271	2,832	3,471
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	5,014	4,498	4,512	4,016	5,271	4,271	2,832	3,471
Minority interests	7	6	6	980	1,241	1,043	686	806
Attributable profit to the Group	5,007	4,492	4,506	3,035	4,031	3,227	2,146	2,664

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13
Balance sheet
Customer loans**	325,901	345,172	357,835	350,281	368,141	382,406	374,887	402,477
Trading portfolio (w/o loans)	260,365	272,561	212,769	179,914	231,851	215,470	183,917	156,961
Available-for-sale financial assets	62,076	54,991	55,296	47,628	37,741	54,394	55,602	61,205
Due from credit institutions**	107,719	97,490	117,512	131,836	204,440	99,804	134,170	144,126
Intangible assets and property and equipment	6,427	5,211	5,573	6,531	6,332	6,481	6,730	7,265
Other assets	75,425	73,835	82,612	89,520	81,151	81,358	87,996	102,669
Total assets/liabilities & shareholders’ equity	837,913	849,259	831,597	805,711	929,657	839,913	843,302	874,701
Customer deposits**	444,626	439,315	401,292	425,189	433,113	480,183	460,127	445,729
Marketable debt securities**	22,332	21,963	22,308	34,721	35,894	26,134	43,830	52,340
Subordinated debt**	—	—	—	—	—	—	—	16,824
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions**	149,546	150,182	111,901	64,563	127,866	82,273	79,813	99,286
Other liabilities	145,862	165,247	239,113	223,838	262,202	181,936	196,806	209,660
Shareholders’ equity***	75,547	72,551	56,983	57,399	70,582	69,388	62,727	50,862
Other customer funds under management	178,789	176,393	175,708	177,474	178,705	183,853	183,700	187,036
Mutual funds	178,789	176,393	175,708	177,474	178,705	183,853	183,700	187,036
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Customer funds under management	645,746	637,671	599,307	637,385	647,712	690,170	687,656	701,929

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile

EUR million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	1,698	1,727	(29)	(1.7)
Net fees	383	447	(65)	(14.4)
Gains (losses) on financial transactions	168	124	44	35.8
Other operating income*	12	9	3	35.8
Gross income	2,261	2,307	(46)	(2.0)
Operating expenses	(937)	(934)	(3)	0.4
General administrative expenses	(829)	(833)	4	(0.5)
Personnel	(513)	(522)	9	(1.6)
Other general administrative expenses	(315)	(311)	(5)	1.5
Depreciation and amortisation	(108)	(101)	(7)	7.2
Net operating income	1,324	1,373	(49)	(3.6)
Net loan-loss provisions	(597)	(573)	(24)	4.1
Other income	4	5	(1)	(25.2)
Profit before taxes	731	805	(74)	(9.2)
Tax on profit	(107)	(101)	(6)	6.1
Profit from continuing operations	624	704	(80)	(11.4)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	624	704	(80)	(11.4)
Minority interests	188	214	(26)	(12.0)
Attributable profit to the Group	435	490	(55)	(11.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.13	31.12.12	Amount	%
Balance sheet
Customer loans**	28,783	29,677	(894)	(3.0)
Trading portfolio (w/o loans)	1,388	1,725	(337)	(19.5)
Available-for-sale financial assets	2,385	2,949	(564)	(19.1)
Due from credit institutions**	2,599	3,151	(552)	(17.5)
Intangible assets and property and equipment	327	373	(46)	(12.3)
Other assets	3,072	2,799	273	9.8
Total assets/liabilities & shareholders’ equity	38,553	40,674	(2,121)	(5.2)
Customer deposits**	20,988	22,411	(1,423)	(6.3)
Marketable debt securities**	6,022	6,082	(60)	(1.0)
Subordinated debt**	1,147	1,151	(3)	(0.3)
Insurance liabilities	—	—	—	—
Due to credit institutions**	4,253	4,674	(420)	(9.0)
Other liabilities	4,021	4,286	(265)	(6.2)
Shareholders’ equity***	2,122	2,071	51	2.5
Other customer funds under management	5,469	4,563	906	19.9
Mutual funds	4,067	4,563	(496)	(10.9)
Pension funds	—	—	—	—
Managed portfolios	1,402	—	1,402	—
Customer funds under management	33,626	34,206	(580)	(1.7)

** Including all on-balance sheet balances for this item
*** Not including profit of the year

Ratios (%) and other data
ROE	18.47	21.73	(3.27 p. )
Efficiency ratio (with amortisations)	41.4	40.5	1.0 p.
NPL ratio	5.91	5.17	0.74 p.
NPL coverage	51.1	57.7	(6.6 p. )
Number of employees	12,290	12,364	(74)	(0.6)
Number of branches	493	504	(11)	(2.2)

Chile

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	432	415	408	473	411	407	447	434
Net fees	111	112	115	109	105	99	89	90
Gains (losses) on financial transactions	16	41	39	27	31	53	38	46
Other operating income*	5	3	1	(1)	7	5	1	(1)
Gross income	564	572	563	608	554	563	575	569
Operating expenses	(215)	(234)	(243)	(242)	(234)	(248)	(233)	(221)
General administrative expenses	(193)	(209)	(217)	(214)	(205)	(221)	(206)	(197)
Personnel	(118)	(134)	(136)	(134)	(126)	(138)	(127)	(122)
Other general administrative expenses	(75)	(76)	(81)	(79)	(79)	(84)	(78)	(74)
Depreciation and amortisation	(22)	(25)	(26)	(28)	(29)	(27)	(28)	(25)
Net operating income	349	337	321	366	320	315	342	348
Net loan-loss provisions	(125)	(120)	(171)	(157)	(155)	(147)	(153)	(142)
Other income	(4)	(10)	14	6	(1)	3	6	(4)
Profit before taxes	220	207	163	215	164	171	194	203
Tax on profit	(30)	(25)	(23)	(23)	(16)	(31)	(28)	(33)
Profit from continuing operations	190	182	140	192	148	140	166	169
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	190	182	140	192	148	140	166	169
Minority interests	59	57	40	58	45	43	51	50
Attributable profit to the Group	131	125	101	134	103	97	116	119

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13
Balance sheet
Customer loans**	27,257	29,074	30,043	29,677	31,615	30,085	29,697	28,783
Trading portfolio (w/o loans)	1,816	1,768	1,717	1,725	1,549	1,470	1,086	1,388
Available-for-sale financial assets	4,127	2,861	2,887	2,949	3,133	2,368	2,485	2,385
Due from credit institutions**	2,625	2,798	3,773	3,151	3,720	3,122	2,888	2,599
Intangible assets and property and equipment	365	360	365	373	376	341	324	327
Other assets	2,845	4,284	3,530	2,799	2,764	2,661	3,274	3,072
Total assets/liabilities & shareholders’ equity	39,035	41,146	42,315	40,674	43,156	40,046	39,753	38,553
Customer deposits**	20,547	23,228	23,192	22,411	23,224	21,961	22,076	20,988
Marketable debt securities**	5,819	5,539	6,329	6,082	6,461	6,026	5,949	6,022
Subordinated debt**	1,288	1,354	1,175	1,151	1,164	1,039	1,005	1,147
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions**	4,827	4,974	4,960	4,674	5,284	4,691	4,615	4,253
Other liabilities	3,926	3,790	4,519	4,286	4,174	4,015	3,894	4,021
Shareholders’ equity***	2,629	2,261	2,138	2,071	2,849	2,313	2,213	2,122
Other customer funds under management	5,091	5,126	4,751	4,563	6,286	5,686	5,670	5,469
Mutual funds	5,091	5,126	4,751	4,563	4,844	4,349	4,290	4,067
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	1,442	1,337	1,380	1,402
Customer funds under management	32,745	35,246	35,447	34,206	37,135	34,712	34,700	33,626

** Including all on-balance sheet balances for this item
*** Not including profit of the year

Other information
NPL ratio	4.52	4.65	5.00	5.17	5.51	5.81	6.00	5.91
NPL coverage	68.3	64.0	60.8	57.7	53.9	49.9	49.7	51.1

Spread (Retail Banking)	7.01	6.98	6.84	6.61	6.70	6.74	6.43	6.29
Loan spreads	4.56	4.62	4.48	4.36	4.31	4.27	4.01	3.98
Deposit spreads	2.45	2.36	2.36	2.25	2.39	2.47	2.42	2.31

Chile

Ch$ million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	1,115,071	1,078,750	36,322	3.4
Net fees	251,210	279,243	(28,034)	(10.0)
Gains (losses) on financial transactions	110,112	77,126	32,986	42.8
Other operating income*	8,022	5,618	2,403	42.8
Gross income	1,484,415	1,440,738	43,677	3.0
Operating expenses	(615,113)	(583,033)	(32,081)	5.5
General administrative expenses	(544,008)	(519,934)	(24,074)	4.6
Personnel	(337,041)	(325,925)	(11,116)	3.4
Other general administrative expenses	(206,967)	(194,009)	(12,958)	6.7
Depreciation and amortisation	(71,105)	(63,098)	(8,007)	12.7
Net operating income	869,302	857,705	11,597	1.4
Net loan-loss provisions	(391,951)	(358,102)	(33,848)	9.5
Other income	2,657	3,379	(722)	(21.4)
Profit before taxes	480,007	502,982	(22,974)	(4.6)
Tax on profit	(70,470)	(63,196)	(7,274)	11.5
Profit from continuing operations	409,538	439,786	(30,248)	(6.9)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	409,538	439,786	(30,248)	(6.9)
Minority interests	123,733	133,706	(9,973)	(7.5)
Attributable profit to the Group	285,805	306,080	(20,275)	(6.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.13	31.12.12	Amount	%
Balance sheet
Customer loans**	20,855,543	18,748,111	2,107,432	11.2
Trading portfolio (w/o loans)	1,005,862	1,089,813	(83,951)	(7.7)
Available-for-sale financial assets	1,727,952	1,862,768	(134,817)	(7.2)
Due from credit institutions**	1,882,929	1,990,545	(107,616)	(5.4)
Intangible assets and property and equipment	236,690	235,386	1,304	0.6
Other assets	2,225,951	1,768,299	457,652	25.9
Total assets/liabilities & shareholders’ equity	27,934,927	25,694,922	2,240,005	8.7
Customer deposits**	15,207,159	14,157,440	1,049,720	7.4
Marketable debt securities**	4,363,301	3,842,344	520,957	13.6
Subordinated debt**	831,442	726,878	104,564	14.4
Insurance liabilities	—	—	—	—
Due to credit institutions**	3,081,820	2,952,486	129,335	4.4
Other liabilities	2,913,627	2,707,376	206,250	7.6
Shareholders’ equity***	1,537,578	1,308,398	229,180	17.5
Other customer funds under management	3,962,657	2,882,327	1,080,330	37.5
Mutual funds	2,946,840	2,882,327	64,513	2.2
Pension funds	—	—	—	—
Managed portfolios	1,015,817	—	1,015,817	—
Customer funds under management	24,364,560	21,608,990	2,755,570	12.8

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile

Ch$ million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	276,624	263,818	245,058	293,249	256,208	257,147	298,580	303,136
Net fees	71,257	71,591	69,145	67,251	65,411	62,461	60,382	62,956
Gains (losses) on financial transactions	10,143	26,207	23,883	16,894	19,528	33,239	25,577	31,768
Other operating income*	2,981	2,215	752	(329)	4,099	3,191	1,032	(301)
Gross income	361,004	363,830	338,838	377,065	345,246	356,038	385,571	397,560
Operating expenses	(137,450)	(149,105)	(146,532)	(149,946)	(145,951)	(156,943)	(156,868)	(155,351)
General administrative expenses	(123,336)	(133,239)	(130,957)	(132,402)	(127,747)	(139,949)	(138,306)	(138,006)
Personnel	(75,619)	(85,096)	(82,044)	(83,166)	(78,389)	(87,084)	(85,653)	(85,915)
Other general administrative expenses	(47,716)	(48,143)	(48,913)	(49,236)	(49,358)	(52,865)	(52,653)	(52,091)
Depreciation and amortisation	(14,115)	(15,866)	(15,575)	(17,543)	(18,204)	(16,994)	(18,561)	(17,345)
Net operating income	223,554	214,725	192,307	227,119	199,295	199,095	228,704	242,208
Net loan-loss provisions	(80,018)	(76,598)	(104,058)	(97,428)	(96,426)	(93,268)	(102,887)	(99,369)
Other income	(2,746)	(6,563)	8,851	3,836	(725)	2,114	3,575	(2,307)
Profit before taxes	140,790	131,565	97,099	133,528	102,143	107,940	129,392	140,532
Tax on profit	(19,173)	(15,664)	(13,927)	(14,431)	(9,779)	(19,243)	(18,483)	(22,964)
Profit from continuing operations	121,617	115,901	83,172	119,096	92,364	88,697	110,909	117,567
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	121,617	115,901	83,172	119,096	92,364	88,697	110,909	117,567
Minority interests	37,741	36,492	23,357	36,115	27,824	27,301	33,698	34,909
Attributable profit to the Group	83,875	79,409	59,814	82,981	64,540	61,396	77,210	82,658

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13
Balance sheet
Customer loans**	17,698,244	18,348,049	18,372,766	18,748,111	19,118,178	19,901,557	20,279,699	20,855,543
Trading portfolio (w/o loans)	1,179,112	1,115,756	1,049,765	1,089,813	936,792	972,355	741,289	1,005,862
Available-for-sale financial assets	2,679,752	1,805,655	1,765,557	1,862,768	1,894,436	1,566,166	1,696,733	1,727,952
Due from credit institutions**	1,704,231	1,765,475	2,307,234	1,990,545	2,249,328	2,065,436	1,971,965	1,882,929
Intangible assets and property and equipment	237,232	227,468	223,420	235,386	227,136	225,270	221,277	236,690
Other assets	1,847,166	2,703,655	2,159,014	1,768,299	1,671,140	1,760,204	2,235,876	2,225,951
Total assets/liabilities & shareholders’ equity	25,345,737	25,966,059	25,877,755	25,694,922	26,097,010	26,490,989	27,146,839	27,934,927
Customer deposits**	13,340,968	14,658,296	14,183,400	14,157,440	14,043,939	14,527,521	15,075,274	15,207,159
Marketable debt securities**	3,778,230	3,495,417	3,870,576	3,842,344	3,907,130	3,986,644	4,062,511	4,363,301
Subordinated debt**	836,527	854,557	718,668	726,878	703,894	687,548	686,627	831,442
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions**	3,133,934	3,138,836	3,033,535	2,952,486	3,195,043	3,103,338	3,151,591	3,081,820
Other liabilities	2,548,965	2,391,846	2,763,916	2,707,376	2,524,145	2,655,717	2,659,301	2,913,627
Shareholders’ equity**	1,707,114	1,427,106	1,307,659	1,308,398	1,722,860	1,530,221	1,511,536	1,537,578
Other customer funds under management	3,305,670	3,234,844	2,905,322	2,882,327	3,801,165	3,761,328	3,871,792	3,962,657
Mutual funds	3,305,670	3,234,844	2,905,322	2,882,327	2,928,982	2,877,133	2,929,321	2,946,840
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	872,183	884,194	942,471	1,015,817
Customer funds under management	21,261,394	22,243,115	21,677,967	21,608,990	22,456,128	22,963,041	23,696,204	24,364,560

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

USA

EUR million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	1,409	1,695	(286)	(16.9)
Net fees	393	378	15	4.0
Gains (losses) on financial transactions	69	244	(175)	(71.7)
Other operating income*	285	287	(2)	(0.7)
Gross income	2,157	2,605	(448)	(17.2)
Operating expenses	(1,260)	(1,183)	(77)	6.5
General administrative expenses	(1,097)	(1,037)	(60)	5.8
Personnel	(607)	(571)	(35)	6.1
Other general administrative expenses	(491)	(466)	(25)	5.4
Depreciation and amortisation	(163)	(146)	(17)	11.8
Net operating income	896	1,422	(525)	(37.0)
Net loan-loss provisions	5	(265)	269	—
Other income	(64)	(187)	122	(65.5)
Profit before taxes	836	970	(134)	(13.8)
Tax on profit	(113)	(165)	52	(31.6)
Profit from continuing operations	724	805	(82)	(10.1)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	724	805	(82)	(10.1)
Minority interests	—	—	—	—
Attributable profit to the Group	724	805	(82)	(10.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.13	31.12.12	Amount	%
Balance sheet
Customer loans**	37,682	41,331	(3,649)	(8.8)
Trading portfolio (w/o loans)	117	275	(158)	(57.3)
Available-for-sale financial assets	8,854	14,791	(5,938)	(40.1)
Due from credit institutions**	348	714	(367)	(51.3)
Intangible assets and property and equipment	585	560	24	4.3
Other assets	6,745	5,278	1,467	27.8
Total assets/liabilities & shareholders’ equity	54,330	62,950	(8,620)	(13.7)
Customer deposits**	35,537	38,116	(2,579)	(6.8)
Marketable debt securities**	1,146	820	326	39.8
Subordinated debt**	1,225	1,986	(762)	(38.4)
Insurance liabilities	—	—	—	—
Due to credit institutions**	8,101	14,221	(6,120)	(43.0)
Other liabilities	2,649	2,629	21	0.8
Shareholders’ equity***	5,673	5,179	494	9.5
Other customer funds under management	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Customer funds under management	37,907	40,922	(3,015)	(7.4)

** Including all on-balance sheet balances for this item
*** Not including profit of the year

Ratios (%) and other data
ROE	12.42	15.42	(3.00 p. )
Efficiency ratio (with amortisations)	58.4	45.4	13.0 p.
NPL ratio	2.23	2.29	(0.06 p. )
NPL coverage	93.6	105.9	(12.3 p. )
Number of employees	9,741	9,544	197	2.1
Number of branches	706	722	(16)	(2.2)

USA

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	430	428	430	408	367	360	347	335
Net fees	95	97	95	91	93	99	98	103
Gains (losses) on financial transactions	58	78	50	58	49	18	(8)	11
Other operating income*	81	74	70	63	99	73	72	42
Gross income	663	677	644	620	608	549	509	491
Operating expenses	(278)	(297)	(304)	(303)	(297)	(299)	(328)	(336)
General administrative expenses	(248)	(261)	(263)	(266)	(261)	(260)	(284)	(293)
Personnel	(139)	(140)	(147)	(146)	(148)	(150)	(160)	(148)
Other general administrative expenses	(110)	(120)	(116)	(120)	(113)	(110)	(123)	(145)
Depreciation and amortisation	(30)	(36)	(42)	(38)	(36)	(39)	(44)	(44)
Net operating income	385	380	340	317	311	250	181	154
Net loan-loss provisions	(71)	(79)	(52)	(62)	(27)	(5)	13	23
Other income	(19)	(28)	(141)	1	(8)	(9)	(27)	(20)
Profit before taxes	295	274	146	256	276	236	167	158
Tax on profit	(57)	(59)	(20)	(30)	(43)	(46)	(3)	(21)
Profit from continuing operations	238	215	126	226	233	190	164	137
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	238	215	126	226	233	190	164	137
Minority interests	—	—	—	—	—	—	—	—
Attributable profit to the Group	238	215	126	226	233	190	164	137

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13
Balance sheet
Customer loans**	40,030	42,984	41,845	41,331	42,032	39,683	38,184	37,682
Trading portfolio (w/o loans)	245	305	313	275	241	166	144	117
Available-for-sale financial assets	13,421	12,854	13,972	14,791	14,093	11,133	8,921	8,854
Due from credit institutions**	512	644	615	714	366	398	466	348
Intangible assets and property and equipment	479	529	532	560	569	555	558	585
Other assets	5,403	6,452	6,394	5,278	5,242	6,631	7,012	6,745
Total assets/liabilities & shareholders’ equity	60,091	63,768	63,671	62,950	62,543	58,566	55,286	54,330
Customer deposits**	37,828	38,344	38,454	38,116	39,575	37,611	36,181	35,537
Marketable debt securities**	563	388	838	820	841	823	1,167	1,146
Subordinated debt**	2,220	2,359	2,504	1,986	1,856	1,814	1,761	1,225
Insurance liabilities	0	—	—	—	—	—	—	—
Due to credit institutions**	12,364	15,058	13,949	14,221	12,249	10,354	8,451	8,101
Other liabilities	2,011	2,204	2,642	2,629	1,912	1,983	1,934	2,649
Shareholders’ equity***	5,105	5,415	5,285	5,179	6,110	5,981	5,793	5,673
Other customer funds under management	1	0	0	—	—	—	—	—
Mutual funds	—	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	1	0	0	—	—	—	—	—
Customer funds under management	40,611	41,091	41,796	40,922	42,272	40,248	39,109	37,907

** Including all on-balance sheet balances for this item
*** Not including profit of the year

Other information
NPL ratio	2.46	2.27	2.31	2.29	2.23	2.22	2.26	2.23
NPL coverage	107.4	113.3	109.7	105.9	102.8	102.8	96.6	93.6

Spread (Retail Banking)	2.82	2.86	2.74	2.68	2.85	2.85	3.09	2.90
Loan spreads	2.36	2.45	2.37	2.39	2.51	2.52	2.52	2.49
Deposit spreads	0.46	0.41	0.37	0.29	0.34	0.33	0.57	0.41

USA

US$ million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	1,871	2,177	(306)	(14.1)
Net fees	522	485	36	7.5
Gains (losses) on financial transactions	92	314	(222)	(70.8)
Other operating income*	379	369	10	2.7
Gross income	2,863	3,345	(482)	(14.4)
Operating expenses	(1,673)	(1,519)	(154)	10.1
General administrative expenses	(1,457)	(1,332)	(125)	9.4
Personnel	(805)	(734)	(71)	9.7
Other general administrative expenses	(652)	(598)	(53)	8.9
Depreciation and amortisation	(216)	(187)	(29)	15.6
Net operating income	1,190	1,826	(636)	(34.8)
Net loan-loss provisions	6	(340)	346	—
Other income	(86)	(240)	154	(64.3)
Profit before taxes	1,110	1,246	(136)	(10.9)
Tax on profit	(150)	(212)	62	(29.3)
Profit from continuing operations	961	1,034	(74)	(7.1)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	961	1,034	(74)	(7.1)
Minority interests	—	—	—	—
Attributable profit to the Group	961	1,034	(74)	(7.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.13	31.12.12	Amount	%
Balance sheet
Customer loans**	51,967	54,532	(2,565)	(4.7)
Trading portfolio (w/o loans)	162	363	(201)	(55.4)
Available-for-sale financial assets	12,210	19,516	(7,306)	(37.4)
Due from credit institutions**	479	942	(463)	(49.1)
Intangible assets and property and equipment	806	739	67	9.1
Other assets	9,302	6,964	2,338	33.6
Total assets/liabilities & shareholders’ equity	74,927	83,056	(8,130)	(9.8)
Customer deposits**	49,009	50,290	(1,281)	(2.5)
Marketable debt securities**	1,580	1,081	499	46.1
Subordinated debt**	1,689	2,621	(932)	(35.6)
Insurance liabilities	—	—	—	—
Due to credit institutions**	11,172	18,763	(7,591)	(40.5)
Other liabilities	3,654	3,468	186	5.4
Shareholders’ equity***	7,823	6,833	991	14.5
Other customer funds under management	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Customer funds under management	52,278	53,992	(1,715)	(3.2)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

USA

US$ million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	563	548	536	530	484	470	460	457
Net fees	125	125	118	117	123	129	130	140
Gains (losses) on financial transactions	76	101	62	75	64	23	(10)	15
Other operating income*	106	94	87	82	131	94	95	58
Gross income	869	868	803	805	803	717	674	670
Operating expenses	(365)	(381)	(380)	(393)	(392)	(390)	(434)	(457)
General administrative expenses	(325)	(334)	(328)	(344)	(344)	(340)	(375)	(397)
Personnel	(182)	(180)	(184)	(189)	(195)	(196)	(212)	(202)
Other general administrative expenses	(144)	(154)	(145)	(156)	(149)	(144)	(163)	(196)
Depreciation and amortisation	(39)	(47)	(52)	(49)	(48)	(51)	(59)	(59)
Net operating income	505	487	423	411	411	326	240	213
Net loan-loss provisions	(93)	(101)	(65)	(81)	(36)	(6)	17	31
Other income	(25)	(35)	(180)	1	(11)	(12)	(36)	(27)
Profit before taxes	387	350	178	331	365	308	221	217
Tax on profit	(74)	(76)	(23)	(39)	(57)	(60)	(4)	(29)
Profit from continuing operations	312	275	155	292	307	248	217	188
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	312	275	155	292	307	248	217	188
Minority interests	—	—	—	—	—	—	—	—
Attributable profit to the Group	312	275	155	292	307	248	217	188

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13
Balance sheet
Customer loans**	53,464	54,117	54,106	54,532	53,821	51,906	51,567	51,967
Trading portfolio (w/o loans)	328	384	405	363	309	217	195	162
Available-for-sale financial assets	17,926	16,183	18,065	19,516	18,046	14,562	12,048	12,210
Due from credit institutions**	684	811	796	942	469	520	630	479
Intangible assets and property and equipment	640	666	688	739	729	726	754	806
Other assets	7,216	8,123	8,267	6,964	6,712	8,674	9,470	9,302
Total assets/liabilities & shareholders’ equity	80,257	80,284	82,327	83,056	80,086	76,604	74,664	74,927
Customer deposits**	50,523	48,276	49,721	50,290	50,675	49,196	48,862	49,009
Marketable debt securities**	752	489	1,083	1,081	1,077	1,077	1,576	1,580
Subordinated debt**	2,965	2,969	3,238	2,621	2,377	2,372	2,378	1,689
Insurance liabilities	0	—	—	—	—	—	—	—
Due to credit institutions**	16,514	18,958	18,036	18,763	15,685	13,543	11,413	11,172
Other liabilities	2,687	2,775	3,416	3,468	2,449	2,593	2,611	3,654
Shareholders’ equity***	6,818	6,818	6,833	6,833	7,823	7,823	7,823	7,823
Other customer funds under management	1	0	0	—	—	—	—	—
Mutual funds	—	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	1	0	0	—	—	—	—	—
Customer funds under management	54,240	51,734	54,042	53,992	54,130	52,645	52,816	52,278

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Santander Bank

EUR million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	1,424	1,695	(271)	(16.0)
Net fees	392	378	14	3.6
Gains (losses) on financial transactions	69	244	(175)	(71.7)
Other operating income*	(37)	(54)	17	(32.3)
Gross income	1,848	2,264	(415)	(18.3)
Operating expenses	(1,260)	(1,180)	(80)	6.8
General administrative expenses	(1,097)	(1,035)	(63)	6.1
Personnel	(607)	(569)	(37)	6.5
Other general administrative expenses	(491)	(465)	(25)	5.5
Depreciation and amortisation	(163)	(146)	(17)	11.9
Net operating income	588	1,083	(495)	(45.7)
Net loan-loss provisions	5	(265)	269	—
Other income	(64)	(187)	122	(65.5)
Profit before taxes	528	632	(104)	(16.4)
Tax on profit	(116)	(166)	50	(30.2)
Profit from continuing operations	413	466	(53)	(11.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	413	466	(53)	(11.5)
Minority interests	—	—	—	—
Attributable profit to the Group	413	466	(53)	(11.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Santander Bank

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	430	428	430	408	369	365	352	338
Net fees	95	97	95	91	93	98	98	103
Gains (losses) on financial transactions	58	78	50	58	49	18	(8)	11
Other operating income*	(14)	(10)	(13)	(17)	(14)	(9)	(5)	(9)
Gross income	569	594	561	540	497	472	437	443
Operating expenses	(278)	(296)	(304)	(303)	(297)	(299)	(328)	(336)
General administrative expenses	(247)	(260)	(262)	(265)	(261)	(260)	(284)	(293)
Personnel	(138)	(140)	(146)	(145)	(148)	(150)	(160)	(148)
Other general administrative expenses	(110)	(120)	(116)	(120)	(113)	(110)	(123)	(145)
Depreciation and amortisation	(30)	(36)	(42)	(38)	(36)	(39)	(44)	(44)
Net operating income	291	298	257	237	200	173	109	106
Net loan-loss provisions	(71)	(79)	(52)	(62)	(27)	(5)	13	23
Other income	(19)	(28)	(141)	1	(8)	(9)	(27)	(20)
Profit before taxes	201	191	64	176	165	159	94	110
Tax on profit	(57)	(59)	(20)	(30)	(44)	(47)	(4)	(22)
Profit from continuing operations	144	132	44	146	121	112	91	89
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	144	132	44	146	121	112	91	89
Minority interests	—	—	—	—	—	—	—	—
Attributable profit to the Group	144	132	44	146	121	112	91	89

*	Including dividends, income from equity-accounted method and other operating income/expenses

Santander Bank

US$ million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	1,891	2,177	(286)	(13.2)
Net fees	520	485	34	7.1
Gains (losses) on financial transactions	92	314	(222)	(70.8)
Other operating income*	(49)	(69)	21	(30.0)
Gross income	2,454	2,907	(453)	(15.6)
Operating expenses	(1,673)	(1,516)	(157)	10.4
General administrative expenses	(1,457)	(1,329)	(128)	9.6
Personnel	(805)	(731)	(74)	10.1
Other general administrative expenses	(652)	(598)	(54)	9.0
Depreciation and amortisation	(216)	(187)	(29)	15.6
Net operating income	781	1,391	(610)	(43.9)
Net loan-loss provisions	6	(340)	346	—
Other income	(86)	(240)	154	(64.3)
Profit before taxes	701	811	(110)	(13.6)
Tax on profit	(154)	(213)	59	(27.9)
Profit from continuing operations	548	598	(51)	(8.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	548	598	(51)	(8.5)
Minority interests	—	—	—	—
Attributable profit to the Group	548	598	(51)	(8.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Santander Bank

US$ million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	563	548	536	530	488	477	466	461
Net fees	125	125	118	117	122	128	129	140
Gains (losses) on financial transactions	76	101	62	75	64	23	(10)	15
Other operating income*	(18)	(12)	(17)	(22)	(19)	(12)	(6)	(12)
Gross income	745	762	700	700	656	616	579	603
Operating expenses	(364)	(380)	(379)	(393)	(392)	(390)	(434)	(457)
General administrative expenses	(324)	(333)	(327)	(344)	(344)	(340)	(375)	(397)
Personnel	(181)	(179)	(183)	(188)	(195)	(196)	(212)	(202)
Other general administrative expenses	(144)	(154)	(144)	(156)	(149)	(144)	(163)	(196)
Depreciation and amortisation	(39)	(47)	(52)	(49)	(48)	(51)	(59)	(59)
Net operating income	382	382	320	308	264	226	144	146
Net loan-loss provisions	(93)	(101)	(65)	(81)	(36)	(6)	17	31
Other income	(25)	(35)	(180)	1	(11)	(12)	(36)	(27)
Profit before taxes	264	245	75	227	218	207	125	151
Tax on profit	(75)	(76)	(24)	(39)	(58)	(61)	(5)	(30)
Profit from continuing operations	189	169	52	188	160	146	120	121
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	189	169	52	188	160	146	120	121
Minority interests	—	—	—	—	—	—	—	—
Attributable profit to the Group	189	169	52	188	160	146	120	121

*	Including dividends, income from equity-accounted method and other operating income/expenses

Corporate Activities

EUR million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	(2,234)	(1,843)	(391)	21.2
Net fees	(50)	(30)	(19)	63.8
Gains (losses) on financial transactions	1,184	716	468	65.4
Other operating income	146	150	(4)	(2.7)
Dividends	35	53	(18)	(34.0)
Income from equity-accounted method	(8)	(4)	(3)	76.0
Other operating income/expenses	119	101	17	17.0
Gross income	(953)	(1,007)	54	(5.3)
Operating expenses	(698)	(530)	(168)	31.6
General administrative expenses	(566)	(411)	(156)	37.9
Personnel	(216)	(103)	(113)	109.9
Other general administrative expenses	(350)	(308)	(43)	13.8
Depreciation and amortisation	(132)	(120)	(12)	10.2
Net operating income	(1,651)	(1,537)	(114)	7.4
Net loan-loss provisions	(201)	(85)	(116)	136.7
Other income	(173)	(555)	382	(68.8)
Ordinary profit before taxes	(2,025)	(2,177)	152	(7.0)
Tax on profit	145	33	113	344.6
Ordinary profit from continuing operations	(1,880)	(2,144)	264	(12.3)
Net profit from discontinued operations	(0)	0	(0)	—
Ordinary consolidated profit	(1,880)	(2,144)	264	(12.3)
Minority interests	7	(20)	27	—
Ordinary attributable profit to the Group	(1,887)	(2,125)	238	(11.2)
Net capital gains and provisions	—	983	(983)	(100.0)
Attributable profit to the Group	(1,887)	(1,142)	(745)	65.3

			Variation
	31.12.13	31.12.12	Amount	%
Balance sheet
Trading portfolio (w/o loans)	2,743	4,722	(1,979)	(41.9)
Available-for-sale financial assets	10,676	8,949	1,727	19.3
Investments	405	88	317	357.8
Goodwill	23,275	24,626	(1,351)	(5.5)
Liquidity lent to the Group	17,707	18,583	(876)	(4.7)
Capital assigned to Group areas	64,203	69,773	(5,571)	(8.0)
Other assets	62,714	116,712	(53,997)	(46.3)
Total assets/liabilities & shareholders’ equity	181,722	243,453	(61,730)	(25.4)
Customer deposits*	2,851	3,152	(301)	(9.5)
Marketable debt securities*	64,470	82,002	(17,532)	(21.4)
Subordinated debt	3,871	4,866	(996)	(20.5)
Other liabilities	29,755	73,744	(43,989)	(59.7)
Group capital and reserves**	80,776	79,689	1,087	1.4
Other customer funds under management	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Customer funds under management	71,192	90,020	(18,828)	(20.9)
* Including all on-balance sheet balances for this item ** Not including profit of the year

Resources
Number of employees	2,397	2,374	23	1.0

Corporate Activities

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	(453)	(441)	(520)	(429)	(580)	(509)	(526)	(619)
Net fees	(13)	(3)	(9)	(5)	(14)	(20)	(19)	3
Gains (losses) on financial transactions	99	226	189	201	231	359	330	264
Other operating income	42	34	60	15	35	28	47	36
Dividends	14	10	21	8	4	4	23	4
Income from equity-accounted method	(1)	(1)	0	(3)	(2)	(2)	(4)	0
Other operating income/expenses	29	25	39	9	32	25	28	33
Gross income	(326)	(184)	(280)	(218)	(328)	(141)	(168)	(316)
Operating expenses	(171)	(156)	(149)	(54)	(178)	(177)	(170)	(172)
General administrative expenses	(142)	(136)	(96)	(36)	(160)	(134)	(154)	(118)
Personnel	(67)	(59)	(18)	40	(65)	(60)	(35)	(56)
Other general administrative expenses	(75)	(78)	(78)	(77)	(95)	(73)	(119)	(63)
Depreciation and amortisation	(29)	(20)	(53)	(18)	(18)	(44)	(16)	(54)
Net operating income	(496)	(340)	(429)	(272)	(507)	(319)	(338)	(488)
Net loan-loss provisions	(4)	4	(30)	(54)	(29)	(189)	14	2
Other income	(61)	18	(74)	(439)	(66)	(89)	(124)	105
Ordinary profit before taxes	(562)	(318)	(533)	(765)	(602)	(596)	(447)	(380)
Tax on profit	3	(64)	(32)	126	54	73	24	(6)
Ordinary profit from continuing operations	(559)	(381)	(565)	(639)	(547)	(523)	(424)	(386)
Net profit from discontinued operations	—	(0)	0	—	—	—	—	(0)
Ordinary consolidated profit	(559)	(381)	(565)	(639)	(547)	(523)	(424)	(386)
Minority interests	(27)	15	12	(20)	(0)	(2)	(2)	11
Ordinary attributable profit to the Group	(531)	(397)	(577)	(619)	(547)	(521)	(422)	(397)
Net capital gains and provisions	—	682	244	56	—	—	—	—
Attributable profit to the Group	(531)	285	(333)	(563)	(547)	(521)	(422)	(397)

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13
Balance sheet
Trading portfolio (w/o loans)	7,119	8,062	9,940	4,722	6,167	5,291	4,772	2,743
Available-for-sale financial assets	5,020	3,599	6,337	8,949	17,449	22,421	18,590	10,676
Investments	76	73	76	88	83	206	237	405
Goodwill	25,200	25,136	25,178	24,626	25,070	23,878	23,729	23,275
Liquidity lent to the Group	57,118	62,627	47,793	18,583	26,730	30,515	23,862	17,707
Capital assigned to Group areas	73,630	72,388	70,602	69,773	76,323	72,619	70,193	64,203
Other assets	108,697	92,390	91,513	116,712	72,974	58,275	62,816	62,714
Total assets/liabilities & shareholders’ equity	276,861	264,276	251,439	243,453	224,795	213,205	204,200	181,722
Customer deposits*	20,129	13,034	3,150	3,152	2,567	5,978	4,916	2,851
Marketable debt securities*	86,915	82,357	81,730	82,002	79,680	74,891	69,149	64,470
Subordinated debt	6,240	5,344	4,889	4,866	4,471	4,412	4,593	3,871
Other liabilities	84,486	84,594	81,859	73,744	57,125	46,976	44,677	29,755
Group capital and reserves**	79,091	78,947	79,811	79,689	80,953	80,947	80,866	80,776
Other customer funds under management	—	—	—	—	—	0	—	—
Mutual funds	—	—	—	—	—	0	—	—
Pension funds	—	—	—	—	—	(0)	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Customer funds under management	113,284	100,735	89,769	90,020	86,718	85,281	78,657	71,192

*	Including all on-balance sheet balances for this item
**	Not including profit of the year

Retail Banking

EUR million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	25,553	28,865	(3,312)	(11.5)
Net fees	8,193	8,471	(278)	(3.3)
Gains (losses) on financial transactions	1,119	1,134	(15)	(1.3)
Other operating income*	(75)	(144)	69	(48.0)
Gross income	34,790	38,326	(3,536)	(9.2)
Operating expenses	(16,917)	(17,190)	274	(1.6)
General administrative expenses	(14,889)	(15,343)	453	(3.0)
Personnel	(8,669)	(8,986)	316	(3.5)
Other general administrative expenses	(6,220)	(6,357)	137	(2.2)
Depreciation and amortisation	(2,027)	(1,848)	(180)	9.7
Net operating income	17,873	21,136	(3,263)	(15.4)
Net loan-loss provisions	(9,448)	(11,763)	2,315	(19.7)
Other income	(1,055)	(1,296)	241	(18.6)
Ordinary profit before taxes	7,370	8,076	(707)	(8.7)
Tax on profit	(1,509)	(1,649)	140	(8.5)
Ordinary profit from continuing operations	5,861	6,428	(567)	(8.8)
Net profit from discontinued operations	(15)	70	(85)	—
Ordinary consolidated profit	5,845	6,497	(652)	(10.0)
Minority interests	768	686	83	12.0
Ordinary attributable profit to the Group	5,077	5,812	(734)	(12.6)
Net capital gains and provisions	—	81	(81)	(100.0)
Attributable profit to the Group	5,077	5,892	(815)	(13.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.13	31.12.12	Amount	%
Business volumes
Total assets	781,995	828,738	(46,743)	(5.6)
Customer loans	584,137	618,523	(34,386)	(5.6)
Customer deposits	537,408	533,978	3,429	0.6

Retail Banking

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	7,498	7,341	7,243	6,782	6,547	6,581	6,237	6,187
Net fees	2,157	2,081	2,132	2,100	2,096	2,125	1,978	1,994
Gains (losses) on financial transactions	221	359	305	249	378	349	221	172
Other operating income*	(50)	0	(41)	(54)	(3)	(0)	(21)	(51)
Gross income	9,826	9,783	9,640	9,077	9,018	9,055	8,415	8,301
Operating expenses	(4,300)	(4,212)	(4,343)	(4,335)	(4,263)	(4,252)	(4,137)	(4,264)
General administrative expenses	(3,857)	(3,773)	(3,851)	(3,861)	(3,770)	(3,754)	(3,647)	(3,718)
Personnel	(2,256)	(2,223)	(2,276)	(2,231)	(2,211)	(2,189)	(2,105)	(2,164)
Other general administrative expenses	(1,601)	(1,550)	(1,575)	(1,630)	(1,559)	(1,565)	(1,543)	(1,553)
Depreciation and amortisation	(443)	(439)	(492)	(474)	(493)	(499)	(490)	(546)
Net operating income	5,526	5,571	5,297	4,742	4,755	4,803	4,278	4,037
Net loan-loss provisions	(3,014)	(3,182)	(2,713)	(2,854)	(2,613)	(2,673)	(2,072)	(2,089)
Other income	(377)	(355)	(436)	(129)	(169)	(316)	(272)	(298)
Ordinary profit before taxes	2,134	2,034	2,149	1,760	1,973	1,813	1,934	1,650
Tax on profit	(441)	(438)	(500)	(269)	(381)	(341)	(426)	(361)
Ordinary profit from continuing operations	1,693	1,596	1,648	1,490	1,591	1,472	1,508	1,289
Net profit from discontinued operations	17	11	22	20	—	(14)	(0)	(1)
Ordinary consolidated profit	1,711	1,607	1,670	1,510	1,591	1,458	1,507	1,288
Minority interests	185	167	140	194	235	194	191	148
Ordinary attributable profit to the Group	1,526	1,439	1,530	1,316	1,356	1,265	1,316	1,140
Net capital gains and provisions	—	—	81	—	—	—	—	—
Attributable profit to the Group	1,526	1,439	1,611	1,316	1,356	1,265	1,316	1,140

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13
Business volumes
Total assets	842,998	860,568	859,440	828,738	842,996	817,404	796,063	781,995
Customer loans	631,355	644,901	635,912	618,523	619,452	600,787	594,019	584,137
Customer deposits	520,290	535,253	534,572	533,978	559,739	551,927	549,621	537,408

Retail Banking Continental Europe

EUR million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	7,037	7,556	(520)	(6.9)
Net fees	2,945	2,855	90	3.2
Gains (losses) on financial transactions	343	275	69	25.1
Other operating income*	(220)	(178)	(42)	23.6
Gross income	10,106	10,508	(403)	(3.8)
Operating expenses	(5,469)	(5,334)	(135)	2.5
General administrative expenses	(4,843)	(4,790)	(53)	1.1
Personnel	(3,018)	(2,957)	(61)	2.1
Other general administrative expenses	(1,824)	(1,832)	8	(0.4)
Depreciation and amortisation	(626)	(544)	(82)	15.1
Net operating income	4,637	5,174	(538)	(10.4)
Net loan-loss provisions	(2,667)	(3,380)	713	(21.1)
Other income	(209)	(133)	(76)	56.9
Profit before taxes	1,761	1,662	100	6.0
Tax on profit	(409)	(356)	(53)	14.8
Profit from continuing operations	1,352	1,305	47	3.6
Net profit from discontinued operations	(6)	(7)	1	(15.0)
Consolidated profit	1,346	1,298	48	3.7
Minority interests	134	47	87	185.2
Attributable profit to the Group	1,212	1,251	(39)	(3.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	1,925	1,926	1,925	1,781	1,695	1,793	1,773	1,776
Net fees	733	721	710	692	745	769	735	696
Gains (losses) on financial transactions	107	49	62	56	77	115	109	42
Other operating income*	(38)	(21)	(50)	(68)	(63)	(46)	(59)	(52)
Gross income	2,726	2,675	2,646	2,460	2,454	2,631	2,558	2,462
Operating expenses	(1,333)	(1,315)	(1,334)	(1,351)	(1,391)	(1,346)	(1,348)	(1,383)
General administrative expenses	(1,200)	(1,185)	(1,199)	(1,206)	(1,242)	(1,195)	(1,198)	(1,207)
Personnel	(735)	(737)	(744)	(741)	(770)	(747)	(742)	(760)
Other general administrative expenses	(465)	(448)	(455)	(465)	(472)	(448)	(457)	(447)
Depreciation and amortisation	(133)	(130)	(136)	(145)	(149)	(151)	(150)	(176)
Net operating income	1,393	1,360	1,312	1,109	1,063	1,285	1,210	1,079
Net loan-loss provisions	(1,009)	(898)	(630)	(843)	(642)	(863)	(516)	(646)
Other income	(62)	(35)	(17)	(19)	(62)	(62)	(72)	(12)
Profit before taxes	322	427	665	247	359	359	622	421
Tax on profit	(67)	(93)	(170)	(25)	(78)	(72)	(152)	(108)
Profit from continuing operations	255	333	495	222	280	288	470	314
Net profit from discontinued operations	1	(4)	1	(5)	—	(0)	(0)	(6)
Consolidated profit	256	329	496	217	280	288	470	308
Minority interests	12	13	12	9	28	41	44	20
Attributable profit to the Group	243	317	484	207	253	246	426	288

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain

EUR million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	3,501	4,144	(643)	(15.5)
Net fees	1,565	1,621	(56)	(3.5)
Gains (losses) on financial transactions	214	167	47	28.5
Other operating income*	(237)	(205)	(32)	15.7
Gross income	5,043	5,727	(684)	(11.9)
Operating expenses	(3,043)	(3,080)	37	(1.2)
General administrative expenses	(2,767)	(2,814)	47	(1.7)
Personnel	(1,801)	(1,831)	29	(1.6)
Other general administrative expenses	(966)	(983)	17	(1.7)
Depreciation and amortisation	(275)	(266)	(10)	3.6
Net operating income	2,001	2,647	(646)	(24.4)
Net loan-loss provisions	(1,750)	(2,144)	394	(18.4)
Other income	(60)	(91)	31	(34.5)
Profit before taxes	191	412	(221)	(53.6)
Tax on profit	(56)	(124)	67	(54.3)
Profit from continuing operations	135	289	(154)	(53.3)
Net profit from discontinued operations	0	—	0	—
Consolidated profit	135	289	(154)	(53.3)
Minority interests	0	1	(0)	(38.4)
Attributable profit to the Group	134	288	(154)	(53.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	1,063	1,081	1,066	935	839	903	869	891
Net fees	395	412	393	420	407	417	377	364
Gains (losses) on financial transactions	53	48	32	33	35	89	68	22
Other operating income*	(46)	(43)	(55)	(61)	(59)	(56)	(58)	(64)
Gross income	1,465	1,498	1,436	1,328	1,222	1,353	1,256	1,213
Operating expenses	(778)	(762)	(771)	(769)	(773)	(757)	(757)	(755)
General administrative expenses	(709)	(697)	(705)	(704)	(709)	(692)	(692)	(674)
Personnel	(461)	(457)	(461)	(452)	(459)	(448)	(440)	(454)
Other general administrative expenses	(248)	(240)	(244)	(252)	(250)	(244)	(252)	(220)
Depreciation and amortisation	(69)	(66)	(66)	(65)	(64)	(65)	(65)	(81)
Net operating income	687	736	665	559	448	596	499	457
Net loan-loss provisions	(683)	(582)	(323)	(557)	(376)	(616)	(286)	(472)
Other income	(31)	(31)	(8)	(21)	(26)	(19)	(44)	29
Profit before taxes	(26)	123	334	(19)	47	(38)	169	14
Tax on profit	8	(35)	(101)	5	(14)	12	(50)	(4)
Profit from continuing operations	(18)	87	233	(13)	32	(26)	118	10
Net profit from discontinued operations	—	—	—	—	—	—	—	0
Consolidated profit	(18)	87	233	(13)	32	(26)	118	10
Minority interests	0	0	0	0	0	0	0	0
Attributable profit to the Group	(18)	87	232	(13)	32	(26)	118	10

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	3.24	3.27	3.08	2.62	2.37	2.54	2.48	2.63
Loan spreads	1.60	1.59	1.64	1.81	2.21	2.26	2.33	2.43
Deposit spreads	1.64	1.68	1.44	0.81	0.16	0.28	0.15	0.20

Retail Banking Portugal

EUR million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	436	482	(47)	(9.6)
Net fees	246	269	(23)	(8.6)
Gains (losses) on financial transactions	31	86	(55)	(64.0)
Other operating income*	15	3	13	458.4
Gross income	728	841	(112)	(13.4)
Operating expenses	(457)	(469)	12	(2.5)
General administrative expenses	(381)	(391)	10	(2.6)
Personnel	(278)	(285)	7	(2.4)
Other general administrative expenses	(103)	(106)	3	(3.2)
Depreciation and amortisation	(76)	(77)	2	(2.0)
Net operating income	271	372	(100)	(27.0)
Net loan-loss provisions	(182)	(369)	188	(50.8)
Other income	(73)	(8)	(65)	831.7
Profit before taxes	17	(5)	22	—
Tax on profit	(5)	38	(43)	—
Profit from continuing operations	12	33	(21)	(63.6)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	12	33	(21)	(63.6)
Minority interests	(8)	(0)	(8)	—
Attributable profit to the Group	20	33	(13)	(38.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	124	131	126	102	97	115	113	111
Net fees	73	69	66	61	65	66	63	53
Gains (losses) on financial transactions	65	1	26	(6)	8	0	5	18
Other operating income*	1	2	1	(1)	3	2	3	7
Gross income	262	204	219	156	173	183	184	189
Operating expenses	(117)	(117)	(116)	(119)	(115)	(113)	(115)	(114)
General administrative expenses	(98)	(97)	(97)	(99)	(96)	(94)	(96)	(95)
Personnel	(71)	(71)	(71)	(72)	(70)	(69)	(69)	(70)
Other general administrative expenses	(27)	(26)	(27)	(27)	(26)	(25)	(26)	(25)
Depreciation and amortisation	(20)	(19)	(19)	(20)	(19)	(19)	(19)	(19)
Net operating income	145	87	103	37	57	70	69	75
Net loan-loss provisions	(130)	(86)	(105)	(48)	(58)	(56)	(38)	(30)
Other income	(16)	1	7	0	(12)	(19)	(13)	(30)
Profit before taxes	(1)	2	4	(11)	(13)	(5)	18	16
Tax on profit	3	5	3	26	3	3	(5)	(7)
Profit from continuing operations	3	8	7	15	(10)	(1)	13	9
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	3	8	7	15	(10)	(1)	13	9
Minority interests	(0)	(0)	0	(0)	(0)	0	(0)	(8)
Attributable profit to the Group	3	8	7	15	(10)	(1)	14	18

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	1.43	1.43	1.34	1.23	1.22	1.26	1.38	1.43
Loan spreads	2.34	2.39	2.47	2.47	2.44	2.44	2.44	2.42
Deposit spreads	(0.91)	(0.96)	(1.13)	(1.24)	(1.22)	(1.18)	(1.06)	(0.99)

Retail Banking Poland

EUR million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	759	535	224	41.8
Net fees	340	210	130	61.9
Gains (losses) on financial transactions	103	35	69	196.8
Other operating income*	2	35	(33)	(95.2)
Gross income	1,204	815	389	47.8
Operating expenses	(552)	(376)	(176)	46.8
General administrative expenses	(501)	(345)	(156)	45.1
Personnel	(280)	(203)	(77)	37.9
Other general administrative expenses	(221)	(142)	(79)	55.4
Depreciation and amortisation	(51)	(31)	(20)	64.8
Net operating income	652	438	213	48.7
Net loan-loss provisions	(165)	(111)	(54)	48.7
Other income	(4)	7	(11)	—
Profit before taxes	482	334	148	44.5
Tax on profit	(95)	(72)	(24)	33.1
Profit from continuing operations	387	262	125	47.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	387	262	125	47.6
Minority interests	111	12	99	800.2
Attributable profit to the Group	276	250	26	10.3

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Poland

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	127	132	137	139	176	185	198	200
Net fees	59	41	54	56	84	85	85	86
Gains (losses) on financial transactions	(6)	(3)	11	32	33	26	34	10
Other operating income*	6	19	6	3	(4)	12	(5)	(1)
Gross income	186	189	208	231	289	308	312	295
Operating expenses	(93)	(93)	(93)	(97)	(145)	(130)	(125)	(153)
General administrative expenses	(85)	(85)	(86)	(90)	(131)	(116)	(113)	(141)
Personnel	(50)	(49)	(50)	(54)	(76)	(68)	(66)	(70)
Other general administrative expenses	(35)	(36)	(36)	(36)	(55)	(49)	(46)	(71)
Depreciation and amortisation	(8)	(8)	(8)	(8)	(13)	(13)	(12)	(13)
Net operating income	93	96	115	134	144	179	187	142
Net loan-loss provisions	(20)	(32)	(27)	(32)	(41)	(52)	(35)	(38)
Other income	3	1	2	1	(4)	4	0	(5)
Profit before taxes	76	66	89	102	99	131	153	99
Tax on profit	(17)	(13)	(19)	(22)	(20)	(23)	(31)	(22)
Profit from continuing operations	59	52	70	80	79	108	122	78
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	59	52	70	80	79	108	122	78
Minority interests	2	3	3	5	20	32	35	24
Attributable profit to the Group	57	50	67	76	59	76	86	54

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	4.56	4.59	4.57	4.44	3.14	3.17	3.16	3.51
Loan spreads	3.29	3.33	3.41	3.48	2.41	2.45	2.43	2.53
Deposit spreads	1.27	1.26	1.16	0.96	0.73	0.72	0.73	0.98

Retail Banking Poland

PLN million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	3,184	2,237	947	42.3
Net fees	1,427	878	549	62.5
Gains (losses) on financial transactions	434	146	288	197.8
Other operating income*	7	145	(138)	(95.1)
Gross income	5,052	3,406	1,646	48.3
Operating expenses	(2,318)	(1,574)	(744)	47.3
General administrative expenses	(2,102)	(1,443)	(659)	45.6
Personnel	(1,175)	(849)	(326)	38.4
Other general administrative expenses	(927)	(595)	(333)	55.9
Depreciation and amortisation	(216)	(131)	(85)	65.3
Net operating income	2,734	1,832	902	49.2
Net loan-loss provisions	(694)	(465)	(229)	49.2
Other income	(17)	29	(46)	—
Profit before taxes	2,023	1,396	627	45.0
Tax on profit	(400)	(300)	(101)	33.6
Profit from continuing operations	1,623	1,096	527	48.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,623	1,096	527	48.1
Minority interests	467	52	415	803.3
Attributable profit to the Group	1,156	1,044	112	10.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Poland

PLN million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	536	563	568	571	730	778	839	837
Net fees	251	174	221	232	350	356	362	360
Gains (losses) on financial transactions	(27)	(11)	49	135	138	109	144	43
Other operating income*	27	80	23	14	(17)	49	(20)	(6)
Gross income	788	805	861	952	1,201	1,292	1,325	1,234
Operating expenses	(393)	(395)	(386)	(400)	(601)	(544)	(532)	(641)
General administrative expenses	(359)	(362)	(354)	(368)	(545)	(488)	(480)	(589)
Personnel	(211)	(211)	(206)	(222)	(317)	(285)	(282)	(291)
Other general administrative expenses	(149)	(151)	(148)	(147)	(228)	(204)	(197)	(298)
Depreciation and amortisation	(34)	(33)	(32)	(32)	(56)	(56)	(52)	(53)
Net operating income	394	410	476	552	600	748	793	592
Net loan-loss provisions	(85)	(135)	(113)	(133)	(172)	(217)	(147)	(158)
Other income	14	5	7	2	(15)	16	1	(19)
Profit before taxes	324	281	370	421	413	548	647	415
Tax on profit	(73)	(57)	(79)	(90)	(82)	(97)	(131)	(90)
Profit from continuing operations	251	223	290	331	330	451	516	325
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	251	223	290	331	330	451	516	325
Minority interests	9	11	12	19	84	133	150	99
Attributable profit to the Group	242	213	278	312	247	317	366	226

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

EUR million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	3,389	3,307	82	2.5
Net fees	796	964	(168)	(17.5)
Gains (losses) on financial transactions	171	(28)	199	—
Other operating income*	16	7	9	122.4
Gross income	4,372	4,251	122	2.9
Operating expenses	(2,337)	(2,411)	74	(3.1)
General administrative expenses	(1,916)	(2,036)	120	(5.9)
Personnel	(1,231)	(1,322)	91	(6.9)
Other general administrative expenses	(686)	(714)	28	(4.0)
Depreciation and amortisation	(420)	(375)	(45)	12.1
Net operating income	2,035	1,840	196	10.6
Net loan-loss provisions	(560)	(805)	245	(30.5)
Other income	(222)	(150)	(72)	47.9
Ordinary profit before taxes	1,253	884	369	41.7
Tax on profit	(272)	(220)	(52)	23.5
Ordinary profit from continuing operations	981	664	317	47.8
Net profit from discontinued operations	(9)	77	(86)	—
Ordinary consolidated profit	972	741	231	31.2
Minority interests	—	0	(0)	(100.0)
Ordinary attributable profit to the Group	972	741	231	31.2
Net capital gains and provisions	—	81	(81)	(100.0)
Attributable profit to the Group	972	821	151	18.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	900	820	816	772	795	796	862	936
Net fees	214	236	252	263	202	198	209	187
Gains (losses) on financial transactions	(20)	29	(11)	(25)	15	144	(14)	27
Other operating income*	3	4	(2)	2	2	3	3	7
Gross income	1,096	1,089	1,055	1,012	1,014	1,142	1,060	1,157
Operating expenses	(594)	(619)	(620)	(578)	(592)	(602)	(565)	(577)
General administrative expenses	(502)	(531)	(508)	(496)	(495)	(507)	(465)	(448)
Personnel	(323)	(333)	(348)	(318)	(313)	(312)	(285)	(320)
Other general administrative expenses	(180)	(198)	(159)	(177)	(182)	(195)	(180)	(129)
Depreciation and amortisation	(92)	(88)	(112)	(83)	(97)	(95)	(100)	(129)
Net operating income	502	469	435	433	421	540	495	580
Net loan-loss provisions	(214)	(212)	(181)	(198)	(154)	(122)	(147)	(137)
Other income	(49)	(41)	(30)	(30)	(37)	(100)	(27)	(58)
Ordinary profit before taxes	239	217	224	205	230	318	321	384
Tax on profit	(66)	(49)	(54)	(51)	(49)	(69)	(70)	(84)
Ordinary profit from continuing operations	173	168	169	154	181	249	251	300
Net profit from discontinued operations	17	15	20	25	—	(14)	(0)	5
Ordinary consolidated profit	190	183	190	178	181	236	251	305
Minority interests	0	0	0	0	0	—	0	(0)
Ordinary attributable profit to the Group	190	183	190	178	181	236	251	305
Net capital gains and provisions	—	—	81	—	—	—	—	—
Attributable profit to the Group	190	183	270	178	181	236	251	305

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	1.47	1.36	1.34	1.39	1.53	1.63	1.85	1.98
Loan spreads	2.49	2.54	2.60	2.66	2.78	2.80	2.85	2.84
Deposit spreads	(1.02)	(1.18)	(1.26)	(1.27)	(1.25)	(1.17)	(1.00)	(0.86)

Retail Banking United Kingdom

£ million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	2,878	2,681	197	7.3
Net fees	676	782	(106)	(13.5)
Gains (losses) on financial transactions	145	(22)	168	—
Other operating income*	13	6	8	133.0
Gross income	3,712	3,446	266	7.7
Operating expenses	(1,984)	(1,954)	(30)	1.5
General administrative expenses	(1,627)	(1,650)	23	(1.4)
Personnel	(1,045)	(1,072)	27	(2.5)
Other general administrative expenses	(582)	(579)	(3)	0.6
Depreciation and amortisation	(357)	(304)	(53)	17.4
Net operating income	1,728	1,491	237	15.9
Net loan-loss provisions	(475)	(653)	177	(27.2)
Other income	(189)	(122)	(67)	54.9
Ordinary profit before taxes	1,064	717	347	48.4
Tax on profit	(231)	(178)	(52)	29.3
Ordinary profit from continuing operations	833	538	295	54.8
Net profit from discontinued operations	(8)	62	(70)	—
Ordinary consolidated profit	825	600	225	37.5
Minority interests	—	0	(0)	(100.0)
Ordinary attributable profit to the Group	825	600	225	37.5
Net capital gains and provisions	—	65	(65)	(100.0)
Attributable profit to the Group	825	666	160	24.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

£ million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	751	663	644	623	676	677	737	787
Net fees	178	192	199	212	171	169	178	157
Gains (losses) on financial transactions	(17)	24	(9)	(20)	12	123	(12)	22
Other operating income*	2	3	(1)	2	2	3	2	6
Gross income	915	882	833	817	862	971	905	973
Operating expenses	(495)	(502)	(490)	(467)	(504)	(512)	(483)	(485)
General administrative expenses	(419)	(430)	(401)	(400)	(421)	(431)	(398)	(377)
Personnel	(269)	(270)	(276)	(257)	(267)	(266)	(244)	(269)
Other general administrative expenses	(150)	(161)	(125)	(143)	(155)	(166)	(154)	(108)
Depreciation and amortisation	(76)	(72)	(89)	(67)	(83)	(81)	(85)	(109)
Net operating income	419	380	342	350	358	459	423	488
Net loan-loss provisions	(178)	(172)	(143)	(160)	(131)	(104)	(125)	(115)
Other income	(41)	(33)	(23)	(25)	(31)	(85)	(23)	(49)
Ordinary profit before taxes	200	175	177	165	196	270	274	324
Tax on profit	(55)	(39)	(43)	(41)	(42)	(58)	(60)	(71)
Ordinary profit from continuing operations	145	136	134	124	154	212	214	253
Net profit from discontinued operations	14	12	16	20	—	(12)	(0)	4
Ordinary consolidated profit	158	148	150	144	154	200	214	257
Minority interests	0	0	0	0	0	(0)	0	(0)
Ordinary attributable profit to the Group	158	148	150	144	154	200	214	257
Net capital gains and provisions	—	—	65	(0)	—	—	—	—
Attributable profit to the Group	158	148	215	144	154	200	214	257

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

EUR million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	13,793	16,397	(2,604)	(15.9)
Net fees	4,116	4,308	(193)	(4.5)
Gains (losses) on financial transactions	562	677	(115)	(16.9)
Other operating income*	(156)	(259)	103	(39.8)
Gross income	18,315	21,123	(2,808)	(13.3)
Operating expenses	(7,903)	(8,308)	405	(4.9)
General administrative expenses	(7,083)	(7,526)	443	(5.9)
Personnel	(3,846)	(4,159)	312	(7.5)
Other general administrative expenses	(3,237)	(3,367)	131	(3.9)
Depreciation and amortisation	(820)	(783)	(38)	4.8
Net operating income	10,412	12,814	(2,403)	(18.7)
Net loan-loss provisions	(6,233)	(7,326)	1,094	(14.9)
Other income	(560)	(813)	252	(31.1)
Profit before taxes	3,619	4,675	(1,056)	(22.6)
Tax on profit	(737)	(938)	201	(21.5)
Profit from continuing operations	2,882	3,738	(855)	(22.9)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	2,882	3,738	(855)	(22.9)
Minority interests	634	639	(4)	(0.7)
Attributable profit to the Group	2,248	3,099	(851)	(27.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	4,263	4,192	4,093	3,848	3,710	3,655	3,269	3,158
Net fees	1,126	1,037	1,088	1,057	1,073	1,073	950	1,020
Gains (losses) on financial transactions	83	208	207	179	245	76	135	107
Other operating income*	(95)	(53)	(59)	(52)	(41)	(28)	(37)	(50)
Gross income	5,377	5,384	5,330	5,032	4,987	4,777	4,317	4,234
Operating expenses	(2,105)	(1,991)	(2,096)	(2,116)	(1,995)	(2,014)	(1,909)	(1,984)
General administrative expenses	(1,917)	(1,807)	(1,894)	(1,908)	(1,785)	(1,800)	(1,713)	(1,786)
Personnel	(1,064)	(1,018)	(1,043)	(1,033)	(988)	(986)	(926)	(946)
Other general administrative expenses	(853)	(789)	(851)	(874)	(796)	(814)	(786)	(840)
Depreciation and amortisation	(188)	(184)	(202)	(209)	(211)	(214)	(197)	(199)
Net operating income	3,272	3,393	3,234	2,916	2,992	2,763	2,408	2,250
Net loan-loss provisions	(1,734)	(1,996)	(1,855)	(1,741)	(1,793)	(1,684)	(1,421)	(1,334)
Other income	(247)	(251)	(238)	(76)	(62)	(145)	(145)	(208)
Profit before taxes	1,290	1,145	1,142	1,099	1,136	934	841	707
Tax on profit	(259)	(239)	(264)	(177)	(217)	(164)	(205)	(151)
Profit from continuing operations	1,032	906	878	922	919	770	637	557
Net profit from discontinued operations	—	0	(0)	—	—	—	—	—
Consolidated profit	1,032	906	878	922	919	770	637	557
Minority interests	172	155	127	185	207	152	147	128
Attributable profit to the Group	859	751	751	738	712	618	490	429

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

EUR million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	9,205	11,764	(2,559)	(21.8)
Net fees	2,485	2,663	(177)	(6.7)
Gains (losses) on financial transactions	339	565	(226)	(40.1)
Other operating income*	(84)	(188)	104	(55.2)
Gross income	11,945	14,803	(2,859)	(19.3)
Operating expenses	(4,936)	(5,435)	500	(9.2)
General administrative expenses	(4,406)	(4,917)	511	(10.4)
Personnel	(2,327)	(2,679)	352	(13.1)
Other general administrative expenses	(2,079)	(2,238)	159	(7.1)
Depreciation and amortisation	(529)	(518)	(12)	2.2
Net operating income	7,009	9,368	(2,359)	(25.2)
Net loan-loss provisions	(4,795)	(6,099)	1,303	(21.4)
Other income	(513)	(804)	292	(36.3)
Profit before taxes	1,701	2,465	(764)	(31.0)
Tax on profit	(472)	(573)	101	(17.7)
Profit from continuing operations	1,229	1,892	(663)	(35.0)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,229	1,892	(663)	(35.0)
Minority interests	293	422	(129)	(30.6)
Attributable profit to the Group	937	1,470	(534)	(36.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	3,114	3,071	2,946	2,634	2,567	2,494	2,104	2,040
Net fees	726	628	674	635	661	648	551	624
Gains (losses) on financial transactions	68	176	184	138	213	10	76	40
Other operating income*	(80)	(40)	(40)	(28)	(23)	(21)	(17)	(23)
Gross income	3,827	3,834	3,763	3,379	3,417	3,132	2,713	2,682
Operating expenses	(1,421)	(1,309)	(1,357)	(1,348)	(1,263)	(1,256)	(1,169)	(1,249)
General administrative expenses	(1,299)	(1,190)	(1,219)	(1,208)	(1,125)	(1,116)	(1,045)	(1,121)
Personnel	(708)	(649)	(667)	(656)	(612)	(587)	(542)	(585)
Other general administrative expenses	(591)	(542)	(552)	(553)	(513)	(528)	(503)	(536)
Depreciation and amortisation	(122)	(119)	(137)	(140)	(138)	(140)	(124)	(128)
Net operating income	2,406	2,525	2,406	2,031	2,155	1,877	1,544	1,433
Net loan-loss provisions	(1,486)	(1,728)	(1,505)	(1,380)	(1,469)	(1,328)	(1,061)	(938)
Other income	(222)	(244)	(241)	(98)	(77)	(131)	(125)	(179)
Profit before taxes	699	553	660	553	609	417	359	316
Tax on profit	(163)	(128)	(190)	(91)	(149)	(90)	(115)	(117)
Profit from continuing operations	535	425	470	462	460	328	243	199
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	535	425	470	462	460	328	243	199
Minority interests	124	107	96	94	115	65	63	50
Attributable profit to the Group	412	318	374	367	345	263	180	149

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	15.17	15.49	14.81	13.92	13.81	13.26	12.77	12.77
Loan spreads	14.44	14.84	14.25	13.41	13.09	12.51	11.93	11.82
Deposit spreads	0.73	0.65	0.56	0.51	0.72	0.75	0.84	0.95

Retail Banking Brazil

R$ million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	26,251	29,423	(3,172)	(10.8)
Net fees	7,088	6,660	428	6.4
Gains (losses) on financial transactions	966	1,414	(448)	(31.7)
Other operating income*	(240)	(471)	231	(49.0)
Gross income	34,065	37,026	(2,961)	(8.0)
Operating expenses	(14,076)	(13,595)	(481)	3.5
General administrative expenses	(12,566)	(12,299)	(266)	2.2
Personnel	(6,636)	(6,701)	65	(1.0)
Other general administrative expenses	(5,929)	(5,598)	(331)	5.9
Depreciation and amortisation	(1,510)	(1,295)	(215)	16.6
Net operating income	19,989	23,431	(3,443)	(14.7)
Net loan-loss provisions	(13,676)	(15,254)	1,579	(10.3)
Other income	(1,462)	(2,012)	550	(27.3)
Profit before taxes	4,851	6,166	(1,314)	(21.3)
Tax on profit	(1,345)	(1,433)	88	(6.1)
Profit from continuing operations	3,506	4,733	(1,227)	(25.9)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	3,506	4,733	(1,227)	(25.9)
Minority interests	835	1,055	(220)	(20.9)
Attributable profit to the Group	2,671	3,678	(1,006)	(27.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

R$ million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	7,210	7,687	7,470	7,056	6,764	6,719	6,426	6,341
Net fees	1,681	1,580	1,706	1,693	1,743	1,746	1,682	1,917
Gains (losses) on financial transactions	156	430	460	367	561	32	237	137
Other operating income*	(185)	(104)	(104)	(78)	(61)	(55)	(54)	(70)
Gross income	8,863	9,592	9,533	9,039	9,006	8,442	8,291	8,325
Operating expenses	(3,291)	(3,285)	(3,435)	(3,583)	(3,328)	(3,381)	(3,537)	(3,830)
General administrative expenses	(3,008)	(2,988)	(3,089)	(3,213)	(2,964)	(3,004)	(3,161)	(3,437)
Personnel	(1,639)	(1,628)	(1,689)	(1,744)	(1,613)	(1,583)	(1,644)	(1,796)
Other general administrative expenses	(1,369)	(1,360)	(1,400)	(1,469)	(1,351)	(1,421)	(1,517)	(1,640)
Depreciation and amortisation	(283)	(297)	(346)	(369)	(363)	(377)	(376)	(394)
Net operating income	5,572	6,307	6,097	5,456	5,679	5,061	4,754	4,495
Net loan-loss provisions	(3,441)	(4,302)	(3,818)	(3,694)	(3,870)	(3,580)	(3,268)	(2,958)
Other income	(513)	(608)	(610)	(281)	(204)	(352)	(371)	(536)
Profit before taxes	1,618	1,397	1,669	1,481	1,605	1,130	1,115	1,002
Tax on profit	(378)	(324)	(478)	(253)	(394)	(243)	(348)	(360)
Profit from continuing operations	1,240	1,073	1,191	1,228	1,211	886	767	642
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	1,240	1,073	1,191	1,228	1,211	886	767	642
Minority interests	287	269	245	253	303	176	197	159
Attributable profit to the Group	953	804	946	975	908	710	570	483

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

EUR million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	1,918	1,791	127	7.1
Net fees	637	578	59	10.2
Gains (losses) on financial transactions	32	19	13	65.1
Other operating income*	(39)	(43)	4	(9.3)
Gross income	2,548	2,345	203	8.7
Operating expenses	(1,106)	(1,007)	(98)	9.7
General administrative expenses	(997)	(907)	(90)	9.9
Personnel	(523)	(467)	(56)	12.0
Other general administrative expenses	(473)	(440)	(34)	7.6
Depreciation and amortisation	(109)	(100)	(9)	8.6
Net operating income	1,443	1,338	105	7.8
Net loan-loss provisions	(687)	(456)	(231)	50.6
Other income	16	55	(39)	(71.0)
Profit before taxes	771	936	(165)	(17.6)
Tax on profit	(19)	(111)	92	(83.0)
Profit from continuing operations	752	826	(73)	(8.9)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	752	826	(73)	(8.9)
Minority interests	185	46	139	299.0
Attributable profit to the Group	567	779	(212)	(27.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	422	428	466	475	478	494	481	465
Net fees	137	133	147	161	159	163	160	156
Gains (losses) on financial transactions	7	0	(7)	20	4	15	9	4
Other operating income*	(8)	(6)	(14)	(15)	(12)	0	(14)	(13)
Gross income	558	555	592	641	629	672	635	612
Operating expenses	(221)	(221)	(265)	(300)	(269)	(274)	(278)	(285)
General administrative expenses	(195)	(196)	(241)	(275)	(241)	(244)	(251)	(260)
Personnel	(111)	(111)	(120)	(126)	(129)	(133)	(138)	(124)
Other general administrative expenses	(84)	(84)	(122)	(150)	(112)	(111)	(113)	(136)
Depreciation and amortisation	(26)	(26)	(24)	(25)	(28)	(30)	(27)	(24)
Net operating income	337	334	327	341	360	398	357	327
Net loan-loss provisions	(77)	(99)	(129)	(152)	(142)	(164)	(164)	(218)
Other income	(2)	29	6	22	26	(1)	(3)	(5)
Profit before taxes	257	264	204	211	244	233	190	104
Tax on profit	(26)	(49)	(14)	(21)	(10)	(23)	(27)	41
Profit from continuing operations	232	215	189	189	234	209	164	145
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	232	215	189	189	234	209	164	145
Minority interests	0	0	0	45	56	53	42	34
Attributable profit to the Group	231	215	189	144	178	156	122	111

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	10.16	10.27	10.26	10.49	10.32	10.05	9.90	9.74
Loan spreads	8.20	8.35	8.33	8.49	8.46	8.41	8.34	8.23
Deposit spreads	1.96	1.92	1.93	2.00	1.86	1.64	1.56	1.51

Retail Banking Mexico

Million pesos

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	32,474	30,249	2,225	7.4
Net fees	10,791	9,772	1,019	10.4
Gains (losses) on financial transactions	543	328	215	65.5
Other operating income*	(663)	(730)	66	(9.1)
Gross income	43,145	39,620	3,524	8.9
Operating expenses	(18,720)	(17,020)	(1,700)	10.0
General administrative expenses	(16,873)	(15,323)	(1,550)	10.1
Personnel	(8,862)	(7,897)	(964)	12.2
Other general administrative expenses	(8,011)	(7,426)	(585)	7.9
Depreciation and amortisation	(1,847)	(1,697)	(151)	8.9
Net operating income	24,424	22,600	1,824	8.1
Net loan-loss provisions	(11,638)	(7,712)	(3,926)	50.9
Other income	271	932	(662)	(71.0)
Profit before taxes	13,057	15,820	(2,763)	(17.5)
Tax on profit	(319)	(1,870)	1,551	(82.9)
Profit from continuing operations	12,738	13,950	(1,212)	(8.7)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	12,738	13,950	(1,212)	(8.7)
Minority interests	3,136	784	2,352	299.9
Attributable profit to the Group	9,602	13,166	(3,564)	(27.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

Million pesos

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	7,179	7,416	7,680	7,974	7,976	8,037	8,222	8,239
Net fees	2,327	2,315	2,431	2,700	2,657	2,644	2,729	2,761
Gains (losses) on financial transactions	114	3	(126)	338	72	240	150	82
Other operating income*	(132)	(111)	(237)	(250)	(201)	4	(234)	(233)
Gross income	9,488	9,624	9,747	10,761	10,503	10,925	10,867	10,849
Operating expenses	(3,760)	(3,835)	(4,382)	(5,044)	(4,491)	(4,452)	(4,751)	(5,027)
General administrative expenses	(3,311)	(3,391)	(3,990)	(4,631)	(4,030)	(3,962)	(4,288)	(4,593)
Personnel	(1,890)	(1,930)	(1,969)	(2,109)	(2,153)	(2,154)	(2,352)	(2,203)
Other general administrative expenses	(1,421)	(1,462)	(2,021)	(2,522)	(1,877)	(1,809)	(1,935)	(2,390)
Depreciation and amortisation	(449)	(443)	(392)	(413)	(461)	(489)	(463)	(434)
Net operating income	5,728	5,789	5,365	5,718	6,013	6,473	6,117	5,822
Net loan-loss provisions	(1,314)	(1,708)	(2,137)	(2,553)	(2,370)	(2,670)	(2,791)	(3,807)
Other income	(34)	505	94	367	429	(26)	(53)	(79)
Profit before taxes	4,381	4,585	3,322	3,532	4,071	3,778	3,273	1,936
Tax on profit	(441)	(846)	(225)	(358)	(167)	(381)	(449)	678
Profit from continuing operations	3,940	3,739	3,097	3,174	3,905	3,397	2,823	2,614
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	3,940	3,739	3,097	3,174	3,905	3,397	2,823	2,614
Minority interests	7	6	6	765	939	860	720	618
Attributable profit to the Group	3,933	3,733	3,091	2,409	2,966	2,537	2,103	1,996

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

EUR million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	1,579	1,613	(34)	(2.1)
Net fees	332	388	(56)	(14.4)
Gains (losses) on financial transactions	90	29	60	205.6
Other operating income*	(21)	(24)	3	(10.7)
Gross income	1,979	2,006	(27)	(1.4)
Operating expenses	(841)	(839)	(2)	0.2
General administrative expenses	(742)	(747)	5	(0.7)
Personnel	(459)	(467)	8	(1.7)
Other general administrative expenses	(283)	(280)	(3)	1.0
Depreciation and amortisation	(99)	(92)	(7)	7.5
Net operating income	1,138	1,167	(29)	(2.5)
Net loan-loss provisions	(573)	(581)	8	(1.3)
Other income	5	5	1	17.5
Profit before taxes	570	590	(20)	(3.5)
Tax on profit	(81)	(65)	(17)	26.0
Profit from continuing operations	489	526	(37)	(7.1)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	489	526	(37)	(7.1)
Minority interests	156	169	(13)	(7.8)
Attributable profit to the Group	333	357	(24)	(6.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	403	386	384	441	381	379	416	403
Net fees	97	98	99	94	91	87	77	77
Gains (losses) on financial transactions	(6)	19	17	0	11	31	21	26
Other operating income*	(5)	(4)	(5)	(10)	(3)	(3)	(5)	(10)
Gross income	488	499	495	524	480	495	508	496
Operating expenses	(193)	(211)	(219)	(217)	(210)	(223)	(210)	(198)
General administrative expenses	(172)	(188)	(196)	(191)	(183)	(199)	(185)	(175)
Personnel	(105)	(120)	(121)	(120)	(112)	(123)	(114)	(109)
Other general administrative expenses	(67)	(68)	(75)	(71)	(71)	(75)	(71)	(66)
Depreciation and amortisation	(20)	(23)	(23)	(26)	(27)	(25)	(25)	(23)
Net operating income	295	288	276	307	270	272	298	298
Net loan-loss provisions	(125)	(121)	(174)	(161)	(151)	(146)	(151)	(125)
Other income	(4)	(9)	13	6	(0)	3	5	(3)
Profit before taxes	166	158	115	152	119	129	152	170
Tax on profit	(21)	(16)	(15)	(13)	(9)	(23)	(21)	(29)
Profit from continuing operations	145	142	100	139	110	105	131	142
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	145	142	100	139	110	105	131	142
Minority interests	48	47	30	45	36	34	42	44
Attributable profit to the Group	97	95	70	94	74	71	90	98

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	7.01	6.98	6.84	6.61	6.70	6.74	6.43	6.29
Loan spreads	4.56	4.62	4.48	4.36	4.31	4.27	4.01	3.98
Deposit spreads	2.45	2.36	2.36	2.25	2.39	2.47	2.42	2.31

Retail Banking Chile

Ch$ million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	1,036,705	1,007,379	29,327	2.9
Net fees	217,709	241,988	(24,279)	(10.0)
Gains (losses) on financial transactions	58,863	18,320	40,543	221.3
Other operating income*	(14,007)	(14,916)	910	(6.1)
Gross income	1,299,271	1,252,771	46,501	3.7
Operating expenses	(552,063)	(524,028)	(28,036)	5.4
General administrative expenses	(486,896)	(466,348)	(20,548)	4.4
Personnel	(301,043)	(291,374)	(9,669)	3.3
Other general administrative expenses	(185,853)	(174,974)	(10,879)	6.2
Depreciation and amortisation	(65,167)	(57,680)	(7,488)	13.0
Net operating income	747,208	728,743	18,465	2.5
Net loan-loss provisions	(376,516)	(362,887)	(13,629)	3.8
Other income	3,481	2,818	663	23.5
Profit before taxes	374,173	368,673	5,499	1.5
Tax on profit	(53,445)	(40,346)	(13,099)	32.5
Profit from continuing operations	320,728	328,328	(7,600)	(2.3)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	320,728	328,328	(7,600)	(2.3)
Minority interests	102,328	105,602	(3,274)	(3.1)
Attributable profit to the Group	218,400	222,726	(4,326)	(1.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

Ch$ million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	257,846	245,846	230,500	273,187	237,789	239,964	277,837	281,115
Net fees	61,906	62,234	59,817	58,031	56,538	55,229	51,771	54,171
Gains (losses) on financial transactions	(4,149)	11,873	10,598	(2)	6,987	19,615	14,129	18,132
Other operating income*	(3,143)	(2,236)	(3,063)	(6,474)	(1,906)	(1,692)	(3,462)	(6,947)
Gross income	312,459	317,718	297,852	324,741	299,408	313,117	340,275	346,471
Operating expenses	(123,461)	(134,121)	(132,113)	(134,333)	(130,991)	(141,155)	(141,033)	(138,885)
General administrative expenses	(110,394)	(119,716)	(118,068)	(118,170)	(114,271)	(125,540)	(124,065)	(123,020)
Personnel	(67,451)	(76,587)	(73,013)	(74,324)	(69,860)	(77,929)	(76,554)	(76,700)
Other general administrative expenses	(42,943)	(43,129)	(45,056)	(43,846)	(44,411)	(47,611)	(47,512)	(46,319)
Depreciation and amortisation	(13,067)	(14,405)	(14,045)	(16,163)	(16,719)	(15,615)	(16,968)	(15,865)
Net operating income	188,998	183,597	165,739	190,409	168,417	171,962	199,242	207,586
Net loan-loss provisions	(79,959)	(77,305)	(105,828)	(99,794)	(94,328)	(92,497)	(101,276)	(88,415)
Other income	(2,877)	(5,830)	8,042	3,483	(91)	1,787	3,452	(1,667)
Profit before taxes	106,162	100,462	67,952	94,097	73,998	81,252	101,418	117,504
Tax on profit	(13,519)	(10,129)	(8,784)	(7,913)	(5,357)	(14,639)	(13,971)	(19,478)
Profit from continuing operations	92,643	90,333	59,168	86,184	68,642	66,614	87,446	98,026
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	92,643	90,333	59,168	86,184	68,642	66,614	87,446	98,026
Minority interests	30,442	29,716	17,746	27,699	22,395	21,632	27,698	30,603
Attributable profit to the Group	62,201	60,617	41,422	58,485	46,246	44,982	59,749	67,423

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

EUR million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	1,333	1,605	(271)	(16.9)
Net fees	336	343	(7)	(2.1)
Gains (losses) on financial transactions	43	211	(168)	(79.8)
Other operating income*	285	286	(0)	(0.1)
Gross income	1,997	2,444	(447)	(18.3)
Operating expenses	(1,208)	(1,137)	(71)	6.2
General administrative expenses	(1,047)	(991)	(56)	5.7
Personnel	(574)	(548)	(27)	4.9
Other general administrative expenses	(473)	(444)	(30)	6.7
Depreciation and amortisation	(160)	(146)	(15)	10.0
Net operating income	789	1,307	(518)	(39.6)
Net loan-loss provisions	12	(251)	263	—
Other income	(64)	(201)	136	(67.9)
Profit before taxes	737	855	(119)	(13.9)
Tax on profit	(92)	(135)	43	(31.9)
Profit from continuing operations	645	721	(76)	(10.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	645	721	(76)	(10.5)
Minority interests	—	—	—	—
Attributable profit to the Group	645	721	(76)	(10.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	410	404	409	381	346	336	333	318
Net fees	85	86	83	89	76	84	85	90
Gains (losses) on financial transactions	52	73	47	39	42	14	(9)	(4)
Other operating income*	81	71	70	64	99	70	72	44
Gross income	627	635	609	573	564	505	480	448
Operating expenses	(268)	(287)	(293)	(290)	(284)	(290)	(315)	(319)
General administrative expenses	(238)	(250)	(252)	(252)	(248)	(251)	(271)	(277)
Personnel	(133)	(135)	(141)	(138)	(140)	(144)	(152)	(139)
Other general administrative expenses	(104)	(115)	(110)	(114)	(109)	(108)	(119)	(138)
Depreciation and amortisation	(30)	(36)	(42)	(38)	(36)	(38)	(44)	(42)
Net operating income	359	348	316	283	280	215	165	129
Net loan-loss provisions	(58)	(75)	(47)	(71)	(25)	(3)	12	28
Other income	(19)	(28)	(151)	(3)	(8)	(9)	(27)	(20)
Profit before taxes	283	246	118	209	247	202	150	138
Tax on profit	(49)	(57)	(12)	(16)	(36)	(37)	(0)	(19)
Profit from continuing operations	233	189	106	193	211	165	150	119
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	233	189	106	193	211	165	150	119
Minority interests	—	—	—	—	—	—	—	—
Attributable profit to the Group	233	189	106	193	211	165	150	119

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	2.82	2.86	2.74	2.68	2.85	2.85	3.09	2.90
Loan spreads	2.36	2.45	2.37	2.39	2.51	2.52	2.52	2.49
Deposit spreads	0.46	0.41	0.37	0.29	0.34	0.33	0.57	0.41

Retail Banking USA

US$ million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	1,770	2,061	(291)	(14.1)
Net fees	446	440	5	1.2
Gains (losses) on financial transactions	56	271	(214)	(79.1)
Other operating income*	379	367	12	3.3
Gross income	2,651	3,139	(488)	(15.5)
Operating expenses	(1,603)	(1,460)	(143)	9.8
General administrative expenses	(1,391)	(1,273)	(117)	9.2
Personnel	(763)	(703)	(59)	8.4
Other general administrative expenses	(628)	(570)	(58)	10.3
Depreciation and amortisation	(213)	(187)	(26)	13.7
Net operating income	1,047	1,678	(631)	(37.6)
Net loan-loss provisions	16	(322)	338	—
Other income	(86)	(258)	172	(66.8)
Profit before taxes	978	1,099	(121)	(11.0)
Tax on profit	(122)	(173)	51	(29.6)
Profit from continuing operations	856	925	(70)	(7.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	856	925	(70)	(7.5)
Minority interests	—	—	—	—
Attributable profit to the Group	856	925	(70)	(7.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

US$ million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	538	517	511	495	457	439	441	433
Net fees	111	111	103	116	101	110	112	122
Gains (losses) on financial transactions	68	94	58	51	55	18	(12)	(4)
Other operating income*	106	91	87	83	131	91	95	61
Gross income	822	813	760	744	744	658	636	612
Operating expenses	(351)	(367)	(366)	(376)	(375)	(378)	(417)	(433)
General administrative expenses	(311)	(321)	(314)	(327)	(328)	(328)	(359)	(376)
Personnel	(175)	(173)	(176)	(180)	(184)	(188)	(201)	(189)
Other general administrative expenses	(137)	(148)	(138)	(147)	(144)	(140)	(158)	(186)
Depreciation and amortisation	(40)	(47)	(52)	(49)	(47)	(50)	(58)	(58)
Net operating income	471	446	393	368	369	280	220	179
Net loan-loss provisions	(75)	(96)	(58)	(92)	(33)	(4)	16	37
Other income	(25)	(35)	(193)	(5)	(11)	(12)	(36)	(27)
Profit before taxes	370	314	143	271	326	263	199	189
Tax on profit	(65)	(73)	(14)	(21)	(48)	(48)	(0)	(26)
Profit from continuing operations	306	241	129	250	278	215	199	164
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	306	241	129	250	278	215	199	164
Minority interests	—	—	—	—	—	—	—	—
Attributable profit to the Group	306	241	129	250	278	215	199	164

*	Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking

EUR million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	2,464	2,708	(245)	(9.0)
Net fees	1,254	1,360	(106)	(7.8)
Gains (losses) on financial transactions	1,159	840	319	38.0
Other operating income*	271	268	3	1.2
Gross income	5,148	5,176	(29)	(0.6)
Operating expenses	(1,736)	(1,764)	29	(1.6)
General administrative expenses	(1,549)	(1,593)	44	(2.7)
Personnel	(988)	(1,013)	26	(2.5)
Other general administrative expenses	(561)	(579)	18	(3.1)
Depreciation and amortisation	(187)	(172)	(15)	8.8
Net operating income	3,412	3,412	(0)	(0.0)
Net loan-loss provisions	(952)	(420)	(532)	126.7
Other income	(72)	(45)	(27)	58.7
Profit before taxes	2,388	2,947	(559)	(19.0)
Tax on profit	(661)	(827)	166	(20.1)
Profit from continuing operations	1,727	2,120	(393)	(18.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,727	2,120	(393)	(18.5)
Minority interests	225	209	15	7.2
Attributable profit to the Group	1,503	1,911	(408)	(21.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.13	31.12.12	Amount	%
Business volumes
Total assets	244,669	319,094	(74,425)	(23.3)
Customer loans	77,511	87,897	(10,386)	(11.8)
Customer deposits	58,366	82,023	(23,657)	(28.8)

Global Wholesale Banking

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	665	679	669	695	631	614	554	665
Net fees	361	352	332	316	338	332	283	301
Gains (losses) on financial transactions	475	88	146	130	357	169	440	192
Other operating income*	37	158	29	44	53	104	42	72
Gross income	1,538	1,277	1,176	1,184	1,379	1,220	1,319	1,230
Operating expenses	(447)	(441)	(449)	(427)	(438)	(442)	(435)	(421)
General administrative expenses	(407)	(398)	(401)	(386)	(392)	(395)	(391)	(371)
Personnel	(260)	(254)	(261)	(238)	(254)	(248)	(242)	(243)
Other general administrative expenses	(146)	(144)	(140)	(149)	(137)	(148)	(149)	(127)
Depreciation and amortisation	(41)	(42)	(48)	(41)	(46)	(47)	(43)	(50)
Net operating income	1,091	836	727	757	941	777	884	809
Net loan-loss provisions	(56)	(128)	(147)	(90)	(162)	(154)	(475)	(161)
Other income	(35)	(14)	20	(17)	(18)	(12)	(8)	(33)
Profit before taxes	1,001	695	600	651	761	611	401	615
Tax on profit	(290)	(193)	(171)	(172)	(217)	(168)	(105)	(171)
Profit from continuing operations	711	502	429	478	544	444	296	444
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	711	502	429	478	544	444	296	444
Minority interests	60	50	43	56	63	59	51	52
Attributable profit to the Group	650	452	387	422	480	385	245	393

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13
Business volumes
Total assets	320,957	330,417	332,874	319,094	341,301	309,558	307,357	244,669
Customer loans	92,514	100,707	98,281	87,897	94,015	88,854	82,422	77,511
Customer deposits	95,977	89,179	85,937	82,023	82,803	78,535	70,198	58,366

Asset Management and Insurance

EUR million

			Variation
	2013	2012	Amount	%
Income statement
Net interest income	115	118	(3)	(2.7)
Net fees	348	418	(69)	(16.6)
Gains (losses) on financial transactions	6	3	3	109.1
Other operating income*	293	355	(62)	(17.4)
Gross income	763	894	(131)	(14.6)
Operating expenses	(318)	(306)	(12)	3.9
General administrative expenses	(285)	(271)	(14)	5.3
Personnel	(149)	(160)	11	(6.6)
Other general administrative expenses	(136)	(111)	(25)	22.2
Depreciation and amortisation	(33)	(35)	2	(6.3)
Net operating income	444	587	(143)	(24.3)
Net loan-loss provisions	0	(2)	2	—
Other income	(8)	(10)	2	(19.9)
Profit before taxes	437	576	(139)	(24.1)
Tax on profit	(101)	(154)	53	(34.6)
Profit from continuing operations	336	422	(86)	(20.3)
Net profit from discontinued operations	0	—	0	—
Consolidated profit	336	422	(86)	(20.3)
Minority interests	24	20	4	21.0
Attributable profit to the Group	313	402	(90)	(22.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.13	31.12.12	Amount	%
Business volumes
Total assets	27,247	26,798	449	1.7
Customer loans	242	286	(44)	(15.4)
Customer deposits	9,001	7,196	1,805	25.1

Asset Management and Insurance

EUR million

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13
Income statement
Net interest income	30	29	28	32	26	24	22	42
Net fees	96	114	102	106	87	91	87	83
Gains (losses) on financial transactions	1	(1)	1	2	2	1	1	2
Other operating income*	98	91	65	101	84	78	69	63
Gross income	225	233	195	241	199	195	180	189
Operating expenses	(76)	(78)	(78)	(75)	(77)	(78)	(79)	(85)
General administrative expenses	(67)	(68)	(69)	(66)	(68)	(70)	(71)	(77)
Personnel	(40)	(40)	(42)	(38)	(40)	(40)	(38)	(31)
Other general administrative expenses	(28)	(28)	(27)	(28)	(28)	(30)	(33)	(46)
Depreciation and amortisation	(9)	(9)	(9)	(9)	(9)	(9)	(8)	(8)
Net operating income	148	156	117	166	122	117	101	104
Net loan-loss provisions	(0)	(2)	(0)	0	0	0	0	0
Other income	(5)	(10)	2	3	(0)	0	(0)	(7)
Profit before taxes	143	144	120	169	122	117	101	97
Tax on profit	(40)	(36)	(28)	(50)	(27)	(28)	(23)	(23)
Profit from continuing operations	103	108	92	119	95	89	78	74
Net profit from discontinued operations	—	—	—	—	—	—	—	0
Consolidated profit	103	108	92	119	95	89	78	74
Minority interests	9	3	4	3	5	5	6	8
Attributable profit to the Group	94	104	87	116	90	85	72	66

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13
Business volumes
Total assets	26,518	26,143	26,873	26,798	27,616	26,380	26,762	27,247
Customer loans	431	409	427	286	304	306	346	242
Customer deposits	6,091	6,239	6,154	7,196	7,895	8,295	8,481	9,001

NPL ratios

%

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13

Continental Europe	5.41	5.67	6.07	6.29	6.62	7.83	8.48	9.13
Spain	3.35	3.26	3.64	3.84	4.12	5.75	6.40	7.49
Portugal	4.59	5.42	6.16	6.56	6.88	7.41	7.86	8.12
Poland	4.74	4.93	4.69	4.72	7.39	8.08	7.75	7.84
Santander Consumer Finance	4.05	3.88	3.96	3.90	3.98	4.04	3.96	4.01
United Kingdom	1.82	1.83	1.94	2.05	2.03	2.01	1.98	1.98
Latin America	4.67	5.14	5.31	5.42	5.44	5.26	5.32	5.03
Brazil	5.76	6.51	6.79	6.86	6.90	6.49	6.12	5.64
Mexico	1.61	1.64	1.69	1.94	1.92	2.20	3.58	3.66
Chile	4.52	4.65	5.00	5.17	5.51	5.81	6.00	5.91
USA	2.46	2.27	2.31	2.29	2.23	2.22	2.26	2.23
Operating Areas	3.95	4.09	4.33	4.53	4.71	5.16	5.42	5.64
Total Group	3.98	4.11	4.34	4.54	4.76	5.18	5.43	5.64

NPL coverage ratios

%

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13

Continental Europe	54.1	58.9	68.4	73.0	71.0	63.3	61.1	57.3
Spain	49.4	43.6	45.7	50.0	50.3	43.1	45.0	44.0
Portugal	57.6	53.4	51.7	53.1	52.9	52.4	51.9	50.0
Poland	66.3	62.1	64.0	68.3	67.6	59.3	64.1	61.8
Santander Consumer Finance	108.3	110.7	109.7	109.5	108.7	106.9	109.2	105.3
United Kingdom	37.5	37.5	44.8	44.1	42.1	42.1	41.6	41.6
Latin America	91.6	89.5	89.8	87.5	86.7	85.4	82.9	84.6
Brazil	90.0	90.1	92.0	90.2	90.4	91.3	92.0	95.1
Mexico	194.9	183.4	175.4	157.3	157.1	142.7	99.0	97.5
Chile	68.3	64.0	60.8	57.7	53.9	49.9	49.7	51.1
USA	107.4	113.3	109.7	105.9	102.8	102.8	96.6	93.6
Operating Areas	62.1	64.8	71.3	73.3	71.8	66.3	64.0	61.3
Total Group	61.2	64.3	69.5	72.4	70.9	66.4	63.9	61.7

Spreads on loans and deposits

%

	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13

Retail Banking Spain
Loan spreads	1.60	1.59	1.64	1.81	2.21	2.26	2.33	2.43
Deposit spreads	1.64	1.68	1.44	0.81	0.16	0.28	0.15	0.20
TOTAL	3.24	3.27	3.08	2.62	2.37	2.54	2.48	2.63

Retail Banking Portugal
Loan spreads	2.34	2.39	2.47	2.47	2.44	2.44	2.44	2.42
Deposit spreads	(0.91)	(0.96)	(1.13)	(1.24)	(1.22)	(1.18)	(1.06)	(0.99)
TOTAL	1.43	1.43	1.34	1.23	1.22	1.26	1.38	1.43

Retail Banking Poland
Loan spreads	3.29	3.33	3.41	3.48	2.41	2.45	2.43	2.53
Deposit spreads	1.27	1.26	1.16	0.96	0.73	0.72	0.73	0.98
TOTAL	4.56	4.59	4.57	4.44	3.14	3.17	3.16	3.51

Santander Consumer Finance
Loan spreads	4.51	4.57	4.67	4.73	4.76	4.83	4.93	4.91

Retail Banking United Kingdom
Loan spreads	2.49	2.54	2.60	2.66	2.78	2.80	2.85	2.84
Deposit spreads	(1.02)	(1.18)	(1.26)	(1.27)	(1.25)	(1.17)	(1.00)	(0.86)
TOTAL	1.47	1.36	1.34	1.39	1.53	1.63	1.85	1.98

Retail Banking Brazil
Loan spreads	14.44	14.84	14.25	13.41	13.09	12.51	11.93	11.82
Deposit spreads	0.73	0.65	0.56	0.51	0.72	0.75	0.84	0.95
TOTAL	15.17	15.49	14.81	13.92	13.81	13.26	12.77	12.77

Retail Banking Mexico
Loan spreads	8.20	8.35	8.33	8.49	8.46	8.41	8.34	8.23
Deposit spreads	1.96	1.92	1.93	2.00	1.86	1.64	1.56	1.51
TOTAL	10.16	10.27	10.26	10.49	10.32	10.05	9.90	9.74

Retail Banking Chile
Loan spreads	4.56	4.62	4.48	4.36	4.31	4.27	4.01	3.98
Deposit spreads	2.45	2.36	2.36	2.25	2.39	2.47	2.42	2.31
TOTAL	7.01	6.98	6.84	6.61	6.70	6.74	6.43	6.29

Retail Banking USA
Loan spreads	2.36	2.45	2.37	2.39	2.51	2.52	2.52	2.49
Deposit spreads	0.46	0.41	0.37	0.29	0.34	0.33	0.57	0.41
TOTAL	2.82	2.86	2.74	2.68	2.85	2.85	3.09	2.90

Risk-weighted assets

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13	30.09.13	31.12.13

Continental Europe	227,304	223,405	223,390	216,756	218,839	202,113	191,251	186,330
Spain	127,500	125,338	125,435	121,941	120,003	105,948	96,976	90,957
Portugal	19,960	18,753	18,694	17,753	17,273	17,043	15,761	15,354
Poland	8,579	8,893	8,795	9,799	16,411	15,937	16,037	16,358
Santander Consumer Finance	47,232	47,309	47,443	47,411	47,507	47,386	46,839	47,998
Spain’s run-off real estate	17,035	15,409	14,882	13,198	12,292	12,093	11,636	11,043
United Kingdom	93,128	94,828	96,805	94,555	91,476	90,581	90,542	90,609
Latin America	167,538	165,215	165,386	169,215	176,601	152,459	144,581	137,376
Brazil	101,875	99,107	99,038	103,151	106,425	83,265	78,426	71,592
Mexico	20,460	22,108	22,172	21,866	23,653	23,698	22,485	23,054
Chile	23,746	25,292	25,810	25,904	27,956	26,788	25,893	25,071
USA	48,151	50,095	49,313	49,668	51,153	49,263	49,010	48,651
Operating Areas	536,121	533,543	534,894	530,194	538,069	494,416	475,385	462,966
Corporate Activities	34,118	27,981	27,391	26,836	30,086	28,856	26,912	26,769
Total Group	570,239	561,524	562,285	557,030	568,155	523,272	502,297	489,736

Item 3

ACTIVITY AND RESULTS

2013

30 January 2014

Santander

ACTIVITY AND RESULTS
2013
30 January 2014
Santander

Important information 2
Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macroeconomic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have inDecated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance. Other unknown or unpreDectable factors could cause actual results to differ materially from those in the forward-looking statements.
Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available,
Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.
Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.
Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.
The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments my differ materially from those of such subsidiaries.
Santander

Index
Group performance 2013
Highlights
Results
Performance by business area 2013
Outlook
Appendix
Santander

4

2013 Highlights

STRONGER BALANCE SHEET

VOLUMES reflect environment and strategy	Loans: -2% Deposits: 0% Mutual funds:+14%
Further LIQUIDITY improvement	LTD: 109% (-4 p.p. in 2013)
Granular and quality LOAN portfolio	2013 effort: 1.5% cost of credit NPL coverage > European banks' average
Strong CAPITAL generation	Core capital: 11.71% (+138 b.p. in 2013)

SHARP P&L RECOVERY

PROFIT growth due to less need for provisions	Attributable profit 2013: EUR 4,370 mn. (+90% / 2012)
Improved basic trends in 2013[1]	Stable commercial revenues and lower provisions

Santander

4
2013 Highlights
STRONGER BALANCE SHEET
VOLUMES reflect environment
and strategy
Further LIQUIDITY improvement
Granular and quality
LOAN portfolio
Strong CAPITAL generation
Loans: -2% Deposits: 0% Mutual funds:+14%
LTD: 109% (-4 p.p. in 2013)
2013 effort: 1.5% cost of credit NPL coverage > European banks’ average
Core capital: 11.71% (+138 b.p. in 2013 )
SHARP P&L RECOVERY
PROFIT growth due to less need for provisions
Improved basic trends in 20131
Attributable profit 2013: EUR 4,370 mn. (+90% / 2012)
Stable commercial revenues and lower provisions
Note: volumes – year-on-year change excluding exchange rate impact and repos (1) In constant euros
Santander

5
1
Volumes reflect management strategy adapted to different environments
Var. Dec’13 / Dec’12 (1)
Mature markets
Emerging markets2
+20%
+6%
+14%
+14%
-3%
-6%
Loans
Deposits
Mutual funds
Loans
Deposits
Mutual funds
Grupo Santander
+14%
+0.1%
-2%
Loans
Deposits
Mutual funds
Mature markets: deleveraging and focusing on cost of liabilities
Emerging markets: higher and balanced growth
(1) Year-on-year change excluding exchange rate impact and repos
(2) Excluding Kredyt Bank perimeter effect: +8% in loans and +7% in deposits
Santander

6
2
Liquidity position further improved in the year
Liquidity generated by businesses
Reduction of commercial gap1
-EUR 30 bn.
-EUR 23 bn.
2012
2013
+EUR 149 bn. of liquidity generated in five years (2008-13)
Sharp improvement in LTD ratio
Net loan-to-deposit ratio
150%
135%
117%
117%
113%
109%
D’08
D’09
D’10
D’11
D’12
D’13
Mainly by Spain:
87% Dec’13 (157% Dec’08)
(1) Difference net loans/deposits
Santander

7
3 High provisions maintained in 2013, allowing balance sheet provisions to continue to increase…
Group provisions*
EUR billion
2.38
1.56
1.53
1.29
1.29
18.8
0.99
Cost of credit (%)
11.6
12.2
11.0
11.1
7.1
2008
2009
2010
2011
2012
2013
… although we are already on the way to normalising the cost of credit
(*) Loan-loss provisions (before release of generic ones) and real estate in Spain
Note: Cost credit = 12 month loan-loss provisions / average lending, calculated in current euros
Santander

4
8
Strong capital generation: +138 b.p. in the year
Core capital ratio BIS II
+413 b.p.
11.71%
10.02%
10.33%
8.61%
8.80%
7.58%
+138 b.p. in the year
Dec’08
Dec’09
Dec’10
Dec’11
Dec’12
Dec’13
Core capital BIS III: 10.9% CRD IV leverage ratio: 4.9%
Note: BIS III ratio based on current understanding of the rules
Santander

9
5
Strong year-on-year profit growth due to lower provisions
Quarterly attributable profit
EUR million
+3% excl.
exchange rate
1,205
1,050
1,055
1,060
423
122
3Q’12
4Q
1Q’13
2Q
3Q
4Q
Full year attributable profit
EUR million
4,370
+90%
2,295
2012
2013
Santander

Grupo Santander results 2013 10
Good quarterly performance (excluding fx impact) with profit growth due to higher commercial revenues and lower provisions
EUR million
NII + fee income
Gross income
Operating expenses
Net operating income
Loan-loss provisions
PBT
Attributable profit
2013 35,696 39,753 -19,843 19,909 -10,863 7,262 4,370
Var. / 2012
%
-11.2 -8.4 -0.7 -15.0 -14.1 -14.4 90.5
%*
-5.0 -2.2 4.9 -8.4 -7.8 -6.7 136.8
4Q’13
8,658
9,405
-4,985
4,420
-2,279
1,779
1,060
Var. / 3Q’13
%
0.5 -3.4 2.5 -9.4 -12.3 0.8 0.4
%*
1.8 -2.0 3.7 -7.6 -10.8 3.0 2.7
Note: in 2013: EUR 939 mn. in capital gains and EUR 939 mn. in provisions. In 2012: EUR 1,064 mn. in capital gains and EUR 4,111 mn. in provisions
(*) Excluding exchange rate impact
Santander

11
Capital gains and provisions
EUR million
669
5,309
496
193
270
210
4,370
40
4,370
939
939
2013 Ordinary attributable profit
Insurance (AEGON)
Santander AM
TOTAL
Restructuring costs
Homogenize portfolios in Spain (integration)
Balance sheet strengthening
Goodwill
2013 Accounting attributable profit
Santander

12
Exchange rates had a sharp impact on GROSS INCOME.
In 4Q’13, basic revenues rose 1.8% over 3Q1 and trading gains declined
Group – Gross income
10,359 10,446 9,977 9,875 9,923 10,037 9,995
9,798 11,287 11,123 10,713 10,283 10,290 10,320 9,738 9,405
1Q’12 2Q 3Q 4Q
1Q’13 2Q 3Q 4Q
EUR million
Constant EUR million
Net interest income + Fee income
Constant EUR million
Emerging markets
5,317
5,427 5,379
5,402
5,278 5,304
5,247
5,437
4,630
4,564
Mature markets
4,462 4,265 4,206 4,207 4,139 4,163
1Q’12 2Q 3Q 4Q
1Q’13 2Q 3Q 4Q
(1) Excluding exchange rate impact
Santander

13

Group COSTS reflect different performances by unit

Group costs

2013/12 change by main unit

%

	Costs (1)	Inflation (2)	
Spain	-1.4	1.4	Better than inflation
Portugal	-2.2	0.5	Better than inflation
Poland (excl. perimeter)	-5.7	0.9	Better than inflation
SCF	1.1	1.4	Better than inflation
UK	1.5	2.7	Better than inflation
Brazil	3.9	6.2	Better than inflation
Mexico	9.9	3.8	Franchise development
Chile	5.5	1.8	Franchise development
USA	10.1	1.7	Rebranding, regulation…

(1) Excluding exchange rate impact
(2) Average inflation

Santander

13
Group COSTS reflect different performances by unit
Group costs
4,701 4,687 4,771 4,756 4,857 4,885 4,958 5,142
5,043 4,934 5,067 4,939 4,996 5,000 4,862 4,985
1Q’12 2Q 3Q 4Q
1Q’13 2Q 3Q 4Q
EUR million
Constant EUR million
2013/12 change by main unit
%
Costs (1)
Inflation (2)
Spain -1.4 1.4
Portugal -2.2 0.5
Poland (excl. perimeter) -5.7 0.9
Better than inflation
SCF 1.1 1.4
UK 1.5 2.7
Brazil 3.9 6.2
Mexico 9.9 3.8
Franchise development
Chile 5.5 1.8
USA 10.1 1.7
Rebranding, regulation…
(1) Excluding exchange rate impact
(2) Average inflation
Santander

Grupo Santander credit quality
NPL ratio (%)
5.43
5.64
5.18
4.76
3.98
4.11
4.34
4.54
M’12 J’12
S’12 D’12 M’13 J’13(1) S’13 D’13
Upward trend due to Spain, with sharp impact on denominator.
In 4Q’13, 7 out of 10 core countries had stable or declining NPL ratios.
Coverage ratio (%)
70
72
71
66
61
64
64
62
M’12 J’12 S’12
D’12 M’13 J’13 S’13 D’13
High coverage ratio thanks to effort made in recent years.
Above European banks’ average.
(1) Including reclassification of substandard loans in Spain
Santander

15

NPL ratio by unit (%)

Net loans to customers
Other LatAm 3%
Chile 4%
Mexico 3%
Brazil 10%
USA 6%
UK 34%
Spain 24%
Portugal 4%
Poland 2%
Germany 4%
Run-off real estate 1%
Other Europe 5%

Sharp reduction in NPL ratio in the year

Good performance of retail and corporate loans

(1) Including reclassification of substandard loans.

Santander

NPL ratio by unit (%)
Net loans to customers
Other LatAm 3%
Chile 4%
Spain 24%
Mexico 3%
Brazil 10%
USA 6%
Portugal 4%
Poland 2%
Germany 4%
Run-off real estate 1%
UK 34%
Other Europe 5%
Brazil
6.86 6.90 6.49 6.12 5.64
D’12 M’13 J’13 S’13 D’13
UK
2.05 2.03 2.01 1.98 1.98
D’12 M’13 J’13 S’13 D’13
Spain
7.49 5.75 6.40 3.84 4.12
D’12 M’13 J’13(1) S’13 D’13
Sharp reduction in NPL ratio in the year
Good performance of retail and corporate loans
Higher NPLs due to reduction of loan portfolio, reclassification (June) and companies
(1) Including reclassification of substandard loans.
Santander

16
Sustained improvement of cost of credit due to general reduction of provisions
Provisions
EUR million
3,157 3,021 2,975
2,825 2,782 2,794 2,693
2,402
2,780 2,230
1,130
3,118 3,401 2,987 3,134 2,919 3,065
2,600 2,279
1Q’12 2Q 3Q 4Q 1Q’13 2Q 3Q 4Q
Cost of credit (%)
2.38
2.38
2.20
1.91
2.05
1.77
1.51
1.53
1Q’12
2Q
3Q
4Q
1Q’13
2Q
3Q
4Q
Real estate provisions in Spain
Net loan-loss provisions
Net loan-loss provisions (Constant EUR million)
Santander

Index
Group performance 2013
Highlights
Results
Performance by business area 2013
Outlook
Appendix
Santander

Business areas 2013
18
High diversification by country in profit generation
Ordinary attributable profit by country in 2013
Portugal, 2%
Poland, 6%
Spain, 7%
Germany, 6%
Other
Brazil, 23%
Europe, 5%
UK, 17%
Mexico, 10%
USA, 10%
Chile, 6%
Other LatAm, 8%
Percentage over operating areas ordinary attributable profit
Santander

Spain
19
Activity
Volumes1
Cost of new term deposits
Var. Dec’13 / Dec’12
+29%
3.05%
2.04%
-8%
-3%
1.54%
1.41%
1.36%
Loans
Deposits
Mutual funds
4Q’12 1Q’13 2Q’13 3Q’13 4Q’13
P&L
EUR million
4Q’13%3Q’13
2013%2012
Gross income 1,656 -6% 7,020 -9%
Expenses -906 -5% -3,769 -1%
LLPs -575 -9% -2,411 -3%
Attributable profit
111 +51% 478 -45%
Market share gain in customer funds consistent with sharp drop in cost of deposits.
In 4Q, higher NII (+3%). Revenues impacted by trading gains (wholesale business).
Costs reflected the first savings from network integration.
Provisions in line with cost of credit target.
(1) Excluding repos
Santander

Spain

20

Gross loans

EUR billion
TOTAL
182
170
166
Household mortgages
Other loans to individuals
Companies
Repos
Public sector
53
13
89
10
17
51
12
84
6
17
50
13
83
7
13
Dec'12
Sep'13
Dec'13

Deposits

EUR billion
TOTAL
185
Retail commercial paper
Repos
3
7
Time deposits
91
Demand deposits
84
Dec'13
LTD Spain: 87%

Santander

Spain
20
Gross loans
EUR billion
TOTAL 182 170 166
Household mortgages 53 51 50
Other loans to individuals 13 12 13
Companies 89 84 83
Repos 10 6 7
Public sector 17 17 13
Dec’12 Sep’13 Dec’13
Amortisation of suppliers’ plan in 4Q
(-EUR 4bn).
Corporate lending reflects deleveraging and greater access to markets.
Initiatives to boost investment: Plan 10.000, EIB and ICO.
Deposits
EUR billion
TOTAL
185
Retail commercial paper
3
Repos
7
Time deposits
91
LTD Spain:
87%
Demand deposits
84
Dec’13
Greater focus on profitability. In 3Q and 4Q:
outflow of expensive institutional deposits
balances transferred to mutual funds.
Retail funds rose in the year (+EUR 10 bn.).
Santander

Spain. NPL ratio and entries
21
NPL and coverage ratios (%)
50 50 43 45 44
Coverage ratio
NPL ratio
7.49 5.75 6.40 3.84 4.12
Dec’12 Mar’13 Jun’13(2) Sep’13 Dec’ 13
NPL ratio impacted by deleveraging and reclassification (June) of substandard operations.
Some worsening in the companies portfolio.
NPL entries1 > 90 days
Base 100: 2008
Companies w/o real estate purpose
170
179
193
123
142
100
Mortgages to individuals
100
102
74
83
78
71
Individuals Cards + Consumer loans
100
97
53
44
42
35
2008
2009
2010
2011
2012
2013
(1) Gross NPL entries by date (before recoveries).
(2) Including reclassification of substandard transactions.
Santander

Portugal
22
Activity
Volumes1
Cost of new term deposits
Var. Dec’13 / Dec’12
-1%
0%
/ 3Q’13
/ 3Q’13
2.56%
2.51%
2.27%
1.84%
1.70%
-5%
-4%
Loans
Deposits
4Q’12
1Q’13
2Q’13
3Q’13
4Q’13
P&L
EUR million
4Q’13
%3Q’13
2013
%2012
Gross income
224
-2%
916
-12%
Expenses
-126
+3%
-495
-2%
LLPs
-11
-81%
-192
-51%
Attributable profit
37
+17%
114
-6%
Market share gain in the year and higher profit (+17%) in the quarter.
Gross income stabilising due to lower deposit costs.
Strict cost control maintained.
Reduction of provisions for the fifth straight quarter.
(1) Excluding repos
Santander

Poland
23
Activity
Volumes1
Stock deposit cost
Var.
Excluding perimeter
+1%
+1%
3.19%
3.07%
2.51%
1.81%
1.69%
+73%
+69%
Loans
Deposits
4Q’12
1Q’13
2Q’13
3Q’13
4Q’13
P&L
Constant EUR million
4Q’13
%3Q’13
2013
%2012
%2012*
Gross income
326
-7%
1,331
+38%
0%
Expenses
-160
+14%
-601
+42%
-6%
LLPs
-39
+9%
-167
+49%
+14%
Net profit
96
-30%
447
+31%
+4%
Attrib. profit
72
-29%
334
+2%
-
(*) Like-for-like perimeter based on local criteria
Increased productivity and greater commercial activity (new products/services) in the new merged bank (unified brand and customers).
Volumes reflect lower deposits cost and growth in mutual funds (+12% / Dec’12).
Profit growth in the year due to higher net interest income, lower costs and good credit quality.
(1) Local currency. Excluding repos
Santander

Santander Consumer Finance – Continental Europe
24
Activity
Gross loans: EUR 58 bn.
NII – Provisions / ATAs
% s/ total
Other
2.5%
2.4%
2.6%
Poland
Germany
2.3%
5 6
2.1%
Italy 10
Spain 11
53
15
Nordic countries
4Q’12 1Q’13 2Q’13 3Q’13 4Q’13
2013 / 2012 new lending:
+1% SCF vs. -4% sector1
NII 3.19% 3.26% 3.24% 3.28% 3.19%
Prov. 1.08% 0.95% 0.73% 0.87% 0.58%
P&L
EUR million
4Q’13
%3Q’13
2013
%2012
Gross income 759 -5% 3,111 -1%
Expenses -353 +2% -1,391 +1%
LLPs -105 -34% -565 -25%
Attrib. profit* 209 0% 794 +10%
Market share gain1 in a still weak environment for consumer business.
Profit rose 10% in the year helped by spread management, cost control and good credit quality.
Self-funding: very active in issues, securitisations and structured finance.
(1) Based on new car registrations in the footprint.
(*) Not including Santander Consumer UK profit, as it is recorded in Santander UK results. If included, 2013 attributable profit: EUR: 895 mn. (+9% y-o-y).
Santander

25

Spain run-off real estate

Total balance sheet

EUR billion
Net loans
Net foreclosures
Equity stakes
15.5
4.2
10.6
12.3
3.7
7.3
11.9
3.7
6.8
11.6
3.6
6.5
11.4
3.7
6.2
10.8
3.6
5.7
Sep'12
Dec'12
Mar'13
Jun'13
Sep'13
Dec'13

Coverage ratio

49%
55%
Buildings: 42%
Land: 63%
Loans
Foreclosures

Santander

Spain run-off real estate
25
Total balance sheet
EUR billion
Net loans
Net foreclosures
Equity stakes
15.5 12.3 11.9 11.6 11.4 10.8
4.2 3.7 3.7 3.6 3.7 3.6
10.6 7.3 6.8 6.5 6.2 5.7
Sep’12 Dec’12 Mar’13 Jun’13 Sep’13 Dec’13
Coverage ratio
55%
49%
Buildings: 42%
Land: 63%
Loans
Foreclosures
Total real estate exposure dropped 12% in the last 12 months.
Coverage ratio around 50%.
2013 attributable profit: -EUR 635 mn. (-EUR 143 mn. in 4Q).
Santander

United Kingdom
26
Activity
Volumes1
Banking NIM
Var. Dec’13 / Dec’12
Corporate banking: +13%
C/A: +75%
1.71%
1.59%
1.46%
-4%
-3%
1.45%
1.27%
Loans
Deposits
4Q’12
1Q’13
2Q’13
3Q’13
4Q’13
P&L
Sterling million
4Q’13
%3Q’13
2013
%2012
Gross income
1,100 +8% 4,144 +4%
Expenses
-547 +2% -2,212 +1%
LLPs
-121 -8% -493 -25%
Profit cont. op.
296 +14% 984 +27%
Attributable profit
301 +15% 976 +8%
Ongoing programme to transform our UK business, reflected in increased business and results.
Progressive improvement in PAT for successive quarters; FY PAT from cont. operations: +27%.
Net interest income in the quarter highest for last two years; funding costs declining.
Expenses broadly flat and improved cost of credit.
(1) Local currency. Excluding repos
Santander

27

United Kingdom

Boosting retail customers …

1|2|3 World Customers
Million
x1.8
n.a.
1.3
2.4
Dec'10
Dec'12
Dec'13

Current accounts
£ billion
+75%
12.3
15.9
27.9
1|2|3
Dec'10
Dec'12
Dec'13

... and corporate

Corporate loans
£ billion
14.6
19.6
22.1
+13%
Dec'10
Dec'12
Dec'13

Corporate loans / Total loans
7%
11%
12%
Dec'10
Dec'12
Dec'13

Santander

United Kingdom
27
Boosting retail customers …
1|2|3 World Customers
Current accounts
Million
£ billion
27.9
x1.8
+75%
2.4
15.9
12.3
1|2|3
1.3
n.a.
Dec’10 Dec’12 Dec’13 Dec’10 Dec’12 Dec’13
Additional 1.1 million 1|2|3 World customers.
87% primary banking customers with 1|2|3 c/a.
New products & capabilities: affluent (Select), mortgages (Freedom), ...
… and corporate
Corporate loans
Corporate loans / Total loans
£ billion
11%
12%
19.6
22.1
14.6
7%
+13%
Dec’10 Dec’12 Dec’13 Dec’10 Dec’12 Dec’13
Diversification of the business: double digit growth in loans and en deposits.
New initiatives: online SME banking facility, rollout of cash management tool and international trade finance portal.
Santander

United States
28
Activity
Santander Bank1
SCUSA2
Var. Dec’13 / Dec’12
Var. Dec’13 / Dec’12
+140%
Large companies: +20%
Retail: +6%
+35%
-5%
-3%
Loans
Deposits
Gross loans
New loans
Santander Bank: focus on building franchise with impact on costs.
Gross income: spread narrowing and decline of earning assets. 4Q stable, with lower funding costs.
Provisions: sharp reduction due to improved credit quality.
P&L
US$ million
4Q’13
%3Q’13
2013
%2012
Gross income
670 -1% 2,863 -14%
Expenses
-457 +5% -1,673 +10%
LLPs
31 n.m. 6 n.m.
Attributable profit
188 -13% 961 -7%
Santander Bank
121 0% 548 -8%
SCUSA
67 -31% 413 -5%
SCUSA: sharp volume and revenue growth (accelerating due to Chrysler and personal loans).
Profit impacted by up-front provisions policy.
Market recognition of unit’s value.
(1) Local currency. Excluding repos.
(2) Excluding contribution from Chrysler agreement: loans +13%; new loans +45%
Santander

Brazil
29
Activity
Volumes1
NII – Provisions / ATAs
Var. Dec’13 / Dec’12
+2% / 3Q’13
+2% / 3Q’13
4.0% 3.5% 3.5% 3.5% 3.7% +7% +6%
4Q’12 1Q’13 2Q’13 3Q’13 4Q’13
NII 7.67% 7.29% 7.10% 6.56% 6.59%
Loans
Deposits
Prov. 3.71% 3.83% 3.59% 3.11% 2.88%
P&L
Constant EUR million
4Q’13
%3Q’13
2013
%2012
Gross income
3.352 0% 13.565 -6%
Expenses
-1.454 +8% -5.346 +4%
LLPs
-1.086 -6% -4.894 -9%
Attrib. profit
333 -14% 1.577 -18%
Good commercial dynamics: loan growth exceed private sector banks, faster growth in deposits.
Higher net interest income + fee income in the quarter (+5%), backed by volumes.
Costs below inflation. Efficiency plan.
In 4Q, further reduction in provisions and improved net spread.
(1) Local currency. Excluding repos
Santander

Brazil
30
Net Interest Income
Loan spreads (%)
12.0 12.3 11.8 11.2 11.1 10.5 9.9 9.8
1Q’12 2Q’12 3Q’12 4Q’12 1Q’13 2Q’13 3Q’13 4Q’13
Lending portfolio
Var. Dec’13 / Dec’12
+32%
+17%
+7%
0%
+4%
Mortgages
Other1
SMEs /
Large
Total
individuals
Companies
companies
Net interest income impacted by change of mix towards lower risk products / segments. Spreads returning to normal
Credit quality
NPL ratio (%)
6.79
6.86
6.90
6.51
6.49
6.12
5.76
5.64
M’12 J’12 S’12 D’12 M’13 J’13 S’13 D’13
LLP and cost of credit
Constant EUR million
1,514
1,339
1,308
1,360
1,297
1,210
1,152
1,086
7.4%
7.5%
7.1%
6.9%
6.7%
6.1%
6.6%
6.3%
1Q’12 2Q’12 3Q’12 4Q’12 1Q’13 2Q’13 3Q’13 4Q’13
Net loan-loss provisions
Cost of credit
Further reduction in cost of credit, with provisions at minimum levels
(1) Other = Consumer, payrolls, automobile, cards, cheque and personal loans
Santander

Mexico 31
Activity
Volumes1
NII / ATAs
Var. Dec’13 / Dec’12
+4%
+2%
/ 3Q’13
/ 3Q’13
4.37%
4.42%
4.19%
4.08%
3.85%
+12%
+4%
4Q’12 1Q’13 2Q’13 3Q’13 4Q’13
Loans
Deposits
P&L
Constant EUR million
4Q’13
%3Q’13
2013
%2012
Gross income
745 -2% 3,040 +8%
Expenses
-332 +6% -1,236 +10%
LLPs
-227 -12% -801 +72%
Net profit
205 +23% 936 -12%
Attrib. profit2
157 +24% 713 -29%
Strong volumes, market share gains (SMEs, mortgages, insurance and demand deposits).
Gross income rose 8% y-o-y backed by commercial revenues (NII: +3% in 4Q).
Costs rose due to expansion plan (90 branches opened in 2013; +8%).
Year-on-year provisions impacted mainly by homebuilders and methodology change.
(1) Local currency. Excluding repos. On a like-for-like perimeter including commercial paper, deposits rose 12%
(2) Higher minority interests year-on-year after IPO.
Santander

32

Chile

Activity

Volumes[1]

Var. Dec'13 / Dec'12

+3% / 3Q'13 | **+2% / 3Q'13**

+11%
+8%
Loans
Deposits

Return

NII SAN
4.5%
3.9%
3.9%
4.4%
4.4%
UF rate
1.1%
0.1%
-0.1%
1.0%
0.9%
4Q'12
1Q'13
2Q'13
3Q'13
4Q'13

P&L

Constant EUR million

(1) Local currency. Excluding repos.

Santander

Chile
32
Activity
Volumes1
Return
Var. Dec
NII
+3%
+2%
SAN
/ 3Q’13
/ 3Q’13
4.5%
4.4%
4.4%
+11%
3.9%
3.9%
+8%
UF
rate 1.1%
1.0%
0.9%
0.1%
-0.1%
4Q’12 1Q’13 2Q’13 3Q’13 4Q’13
Loans
Deposits
P&L
Constant EUR million
4Q’13
%3Q’13
2013
%2012
Gross income
606 +3% 2,261 +3%
Expenses
-237 -1% -937 +6%
LLPs
-151 -3% -597 +9%
Attrib. profit
126 +7% 435 -7%
Double-digit growth in loans (SMEs, companies and affluent clients) and better deposit mix (demand: +10%).
Higher gross income due to UF portfolios (higher inflation) and lower funding costs.
Lower provisions in the quarter. Stable risk premium.
(1) Local currency. Excluding repos.
Santander

33

Other Latin American countries

Attributable profit

Constant EUR million
Argentina
Puerto Rico
Uruguay
Peru
263
333
55
77
45
53
15
19
2012
2013
2012
2013
2012
2013
2012
2013

Santander

Other Latin American countries
33
Attributable profit
Constant EUR million
Argentina
Puerto Rico
Uruguay
Peru
333
263
77
55
53
19
45
15
2012 2013 2012 2013 2012 2013 2012 2013
Focus on linkage, transactional business and target segments.
Volumes and profit growing at double-digit rates for the whole region.
Results underpinned by net interest income and fee income.
Santander

Corporate Activities
34
P&L
EUR million
2013
2012
Gross income
-953
-1,007
Expenses
-698
-530
Provisions, tax and minority interests
-236
-588
Ordinary attributable profit
-1,887
-2,125
Flat revenues: higher costs due to liquidity buffer, offset by results from exchange rates differences and management of balance sheet structural risks.
Provisions and other: high figures in 2012 due to goodwill in Italy, real estate, and integration costs in Germany.
Santander

Index
Group performance 2013
Highlights
Results
Performance by business area 2013
Outlook
Appendix
Santander

In 2013 Santander completed the intense balance sheet strengthening carried out during the crisis
36
TODAY
Comfortable LIQUIDITY position
Adequate CAPITAL for the business model
PROVISIONS more than doubled expected loss
Net loan-to-deposit ration2
150% 135% 117% 117% 113% 109%
D’08 D’09 D’10 D’11 D’12 D’13
Core capital ration BIS II
+413 b.p.
7.58% 8.61% 8.80% 10.02% 10.33% 11.71%
+138 b.p. in the year
Dec’08
Dec’09
Dec’10
Dec’11
Dec’12
Dec’13
Group provisions*
EUR billion
Cost of credit (%)
0.99 1.29 1.29 1.56 2.38 1.53
7.1 11.0 11.6 12.2 18.8 11.1
2008 2009 2010 2011 2012 2013
Without restrictions to maximise opportunities as the cycle changes
Santander

37
The year’s results, still reflect the effort of balance sheet strengthening, but show improved basic trends and profit
BASIC REVENUES quarterly stability in 2013 in emerging and mature markets
COSTS
6 units below inflation and efficiency improvement plans
Loan-loss PROVISIONS and cost of credit declined, reflecting the end of the balance sheet cycle
GROUP - OPERATING PROFIT (Net operating income after provisions)
% / same quarter 2012 Constant euros
+7.4%
-3.3%
-16.3%
-19.8%
1Q’13 2Q’13 3Q’13 4Q’13
Currenteuros -24.0% -19.1% -14.4% -3.1%
Santander

38
In the coming years we expect a more favourable business environment
Stronger economic growth
IMF- 2014 GDP
Spain +0.6%
Portugal +0.8%
Germany +1.6%
Poland +2.4%
UK +2.4%
USA +2.8%
Brazil +2.3%
Mexico +3.0%
Chile +4.5%
Argentina +2.8%
2013 average.: +1.6% Average: +2.4%
Greater financial recovery
Due to widespread recovery
- Eurozone, including Spain and
Portugal
- UK, USA: leading mature markets
- Latam: sound economies
Greater stability and better access to markets
Progress towards European Banking Union
Santander

39
Moreover, in Santander we have defined plans to improve profitability
1
Better capital allocation
Segmentation via profitability / potential
2
Commercial transformation
Increase linkage
Improving profitability
3
Maximize Group’s global presence
Global use of best practices
4
Efficiency and productivity plan
Adapt costs and processes
Santander

40
Ongoing plans to improve profitability
1 Improve capital allocation
All businesses and segments are under review
Establish priorities according to risk and expected profitability
Greater emphasis on profitability by segment
- POTENTIAL GROWTH +
+ RoRWA -
Maintain existing business / defend current ROE
INCREASE CAPITAL ALLOCATION
RESTRUCTURE / LOWER CAPITAL ALLOCATION
Restructure to improve profitability. Then grow
Analysis by segment
Total Segment A Segment B Segment C
Country 1 2,5 -0,2 2,7 18,1
Country 2 4,8 3,5 2,7 35,3
Country 3 2,7 2,4 6,0 7,5
Country 3 3,7 4,8 5,0 -9,8
Country 4 0,7 0,6 2,8 -1,6
Country 5 1,0 1,8 2,3 -8,3
Country 6 2,5 1,9 1,8 13,1
Country 7 1,1 0,0 1,0 6,6
Country 8 1,7 1,6 11,6
Country 9 0,8 1,3 -0,4
Profitable
Less profitable
Borderline
Santander

41
Ongoing plans to improve profitability
2 Retail model transformation
Faster and more effective product approval
Successful examples
Card approvals
UK insurance
SAN Private Bkg. account opening
Improve authorisation and pre-classification
Involvement of front-middle-back offices
Commercial processes
Multichanneling
Linkage and satisfaction of 103 million customers
Risks
Human Resources
More efficient and customer adapted
Successful examples
US mobile banking and ATMs
Poland: weight of non-branch channels
Employee-driven business initiatives
Incentives more in line with P&L and quality
Santander

42

Ongoing plans to improve profitability

3 Maximize the Group's global presence

GLOBAL UNITS

- Retail Banking Division (NEW)
- Global Recoveries Division (NEW)
- Other Global Businesses
- Corporate Support areas

EXAMPLES UNDERWAY

SELECT
(affluent individuals)

Santander
SELECT

International business
(SMEs)

INTERNATIONAL DESK NETWORK SANTANDER
RED LOCAL CONTACTOS

Transform branches with multichannel focus

Global focus for Human Resources

CORPORATE JOB POSTING

Santander

42
Ongoing plans to improve profitability
3 Maximize the Group’s global presence
GLOBAL UNITS
NEW
Retail Banking Division
NEW
Global Recoveries Division
Other Global Businesses
Corporate Support areas
Application of best commercial practices and processes
Increase “collaboration revenue”
EXAMPLES UNDERWAY
SELECT (affluent individuals)
International business (SMEs)
Santander SELECT
INTERNATIONAL DESK NETWORK SANTANDER
Entidades fomento
Embajadas
Otras entidades
Cámaras de Comercio
Asesores de Empresas
RED LOCAL CONTACTOS
Transform branches with multichannel focus
Global focus for Human Resources
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CORPORATE JOB POSTING
Santander

43

Ongoing plans to improve profitability

EUR million

2014-2016 savings by origin
400
1,100
1,500
Merger synergies
Efficiency plan
Expected savings

2014-2016 accumulated savings
750
1,250
1,500
2014
2015
2016

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43
Ongoing plans to improve profitability
4 2014-16 efficiency and productivity plan: cost savings EUR 1,500 mn.
EUR million
2014-2016 savings by origin
1,500
1,100
400
Merger synergies Efficiency plan Expected savings
2014-2016 accumulated savings
1,500
1,250
750
2014 2015 2016
Santander

44
These plans include specific projects and targets by unit
The aim is to maximize the Group’s potential in a new cycle of increased profit and profitability
Santander

Index
Group performance 2013
- Highlights
- Results
Performance by business area 2013
Outlook
Appendix
Santander

Appendix
Group balance sheet
Liquidity and funding
Secondary segment results
NPL, coverage ratios and cost of credit
Spreads
Quarterly income statements
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47
Group balance sheet
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48
Highlights of the Group balance sheet
Retail balance sheet, appropriate for a low risk business model, liquid and well capitalised
Balance sheet at December 2013
EUR billion
1,116 1,116
Cash and credit institutions 168 2 Credit institutions 110
Derivatives 80
Derivatives 67 3 31
69 Other 4
AFS portfolio
46 5
Trading portfolio 97 6
Other*
Customer Deposits 611
Loans to customers 669 1
Issues and subordinated liabilities 188
Shareholders’ equity & fixed liabilities 96
Assets Liabilities
1 Lending: 60% of balance sheet
2 Cash, central banks and credit institutions: 15%
3 Derivatives (with counterparty on the liabilities side): 6% of balance sheet
4 Available for sale portfolio (AFS): 6%
5 Trading portfolio: 4%
6 Other (goodwill, fixed assets, accruals): 9%
(*) Other assets: Goodwill EUR 23 bn., tangible and intangible assets EUR 17 bn., other capital instruments at fair value EUR 1 bn., accruals and other accounts EUR 55 bn.
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49
Liquidity and funding
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50
Liquidity and funding
Well-funded balance sheet with high structural liquidity surplus
December 2013. EUR billion
Santander Group liquidity balance sheet
Net loans to customers 669 611 Deposits
Fixed assets & other 81 51 Securitisations 133 M/L term funding
Financial assets 165 105 Equity (80) and other (25) ST funding
Assets 15 Liabilities
Commercial Gap: EUR 57.5 bn.
(-EUR 23 bn. / Dec’12)
Structural liquidity1 surplus:
EUR 150 billion (16% net liabilities)
Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances). Provisional
(1) Financial assets – short term wholesale funding markets
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51
Liquidity and funding
The effort made in recent years is reflected in enhanced monitoring metrics
Monitoring metrics. Santander Group
2008 2009 2010 2011 2012 Dec’13
Net loans over net assets* 79% 79% 75% 77% 74% 73%
Net loan-to-deposit ratio (LTD) 150% 135% 117% 117% 113% 109%
Customer deposits and medium- to long-term financing over net loans 104% 106% 115% 113% 118% 119%
Short term wholesale funding over net liabilities* 7% 5% 3% 2% 2% 2%
Structural liquidity surplus (% over net liabilities*) 4% 8% 14% 13% 16% 16%
(*) Balance sheet for liquidity management purposes (net of trading derivatives and interbank balances)
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52
Liquidity and funding
Adequate liquidity structure of stand-alone units
December 2013
Main units and liquidity ratios
LTD ratio (net loans / deposits)
Deposits + M/L term funding / net loans
Spain 87% 158%
Portugal 101% 108%
Santander Consumer Finance 181% 73%
Poland 88% 117%
UK 123% 110%
Brazil 108% 123%
Mexico 90% 118%
Chile 137% 96%
Argentina 87% 116%
USA 106% 116%
Group Total 109% 119%
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53
Liquidity and funding
Liquidity generation by Group businesses enabled Santander to reduce recourse to wholesale funding
December 2013
Issuance (EUR bn.)
Total
43
29
M/L term issuance
31
23
Securitisations1
12
6
2012
2013
Diversified issuances 2013
US$ area, 27%
Sterling area, 25%
Euro area, 48%
(1) Placed in the market and including structured finance
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54
Secondary segment results
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55
Retail Banking
Activity1
EUR billion
Loans
-5%*
631
599
Dec’12
Dec’13
(*) -1% excluding FX impact
Deposits
-1%*
534
527
Dec’12
Dec’13
(*) +2% excluding FX impact
Gross income
EUR million
9,826
9,783
9,640
9,077
9,018
9,055
8,415
8,301
1Q’12
2Q
3Q
4Q
1Q’13
2Q
3Q
4Q
P&L
EUR million
4Q’13%3Q’13 2013%2012
Gross income 8,301 -1% 34,790 -9%
Costs -4,264 +3% -16,917 -2%
LLPs -2,089 +1% -9,448 -20%
Attrib. profit 1,140 -13% 5,077 -14%
Sharp exchange rate impact in recent quarters.
Excluding this impact:
- Stable net interest income + fee income, +1% increase in 4Q.
- Costs below inflation.
- Provisions still high.
(1) Excluding repos
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56
Santander Consumer Finance Total. 2013
Includes Continental Europe, United Kingdom and USA
Basic data
Countries
Top 31 in 12 countries
14
61
Agreements with manufacturers for “captive” financing
14.3
Million customers
155,000
Dealers-participants
80,517
EUR million in loans2
30,878
EUR million in deposits
1,206
EUR million in 2013 attributable profit
Gross loans (Dec’13): EUR 81 bn.
EUR billion
Continental Europe
58
UK
5
USA
18
Attributable profit 2013: EUR 1,206 mn.
EUR million
Continental Europe
794
UK
101
USA
311
(1) Market share of new car financing and/or durable goods loans
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57

Global Wholesale Banking (GBM)

Gross income

EUR million

TOTAL
5.176
5.148
-1%*
Trading and capital
586
679
+16%
Markets
1,798
1,742
-3%
Credit
825
833
+1%
Corporate finance
97
80
-17%
Global Transaction Services
1,871
1,814
-3%
Customer revenues; -3%*
2012
2013

P&L

EUR million

Santander

57
Global Wholesale Banking (GBM)
Gross income
EUR million
-1%*
TOTAL 5.176 5.148
Trading and capital 586 +16% 679
Markets 1,798 -3% 1,742
Customer
Credit 825 +1% 833 revenues; -3%*
Corporate finance 97 -17% 80
Global Transaction
Services 1,871 -3% 1,814
2012 2013
(*) Excluding FX impact: total revenues 2013/2012: +5%; customer revenues +1%
TOTAL 1,538
Trading and capital 1,277 1,176 1,184 1,379 1,220 1,319 1,230
Customers 1,336 1,137 1,088 1,029 1,229 1,043 1,135 1,061
1Q’12 2Q 3Q 4Q 1Q’13 2Q 3Q 4Q
P&L
EUR million
4Q’13%3Q’13 2013%2012
Gross income 1,230 -7% 5,148 -1%
Costs -421 -3% -1,736 -2%
LLPs -161 -66% -952 +127%
Attrib. profit 393 +60% 1,503 -21%
Exchange rate impact in recent quarters.
Gross income growth over 2012 in constant euros (+5%).
Sharp drop in provisions in 4Q, after impact in 3Q of Spain and Mexico (homebuilders).
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58
Asset Management and Insurance
Total revenues for the Group*
EUR million
-3%2
TOTAL 3,973 3,839
Insurance 2,743 -4% 2,641
Asset management 1,230 -3% 1,198
2012 2013
(2) At constant perimeter and FX rates: Total +3%; Insurance+4%; Asset Mgmt.+2%
TOTAL 1,061 991 942 981 991 978 917 953
Insurance 751 689 639 665 702 674 613 652
Asset management 310 302 303 316 289 304 304 301
1Q’12 2Q 3Q 4Q 1Q’13 2Q 3Q 4Q
P&L
EUR million
4Q’13%3Q’13 2013%2012
Gross income 189 +5% 763 -15%
Costs -85 +7% -318 +4%
LLPs - - - -
Attributable profit 66 -8% 313 -22%
Impacted by FX and reduction in perimeter due to strategic agreements.
Large contribution to total revenues (+9% of operating areas total).
Strategic agreements: to increase potential and value the business.
- Around EUR 2 bn. net capital gains generated for the Group (2011-13).
(*) Including fees paid to the Group retail networks
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59

NPL, coverage ratios and cost of credit

Santander

59
NPL, coverage ratios and cost of credit
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60
NPL ratios
%
31.03.12 30.06.12 30.09.12 31.12.12 31.03.13 30.06.13 30.09.13 31.12.13
Continental Europe 5.41 5.67 6.07 6.29 6.62 7.83 8.48 9.13
Spain 3.35 3.26 3.64 3.84 4.12 5.75 6.40 7.49
Portugal 4.59 5.42 6.16 6.56 6.88 7.41 7.86 8.12
Poland 4.74 4.93 4.69 4.72 7.39 8.08 7.75 7.84
Santander Consumer Finance 4.05 3.88 3.96 3.90 3.98 4.04 3.96 4.01
United Kingdom 1.82 1.83 1.94 2.05 2.03 2.01 1.98 1.98
Latin America 4.67 5.14 5.31 5.42 5.44 5.26 5.32 5.03
Brazil 5.76 6.51 6.79 6.86 6.90 6.49 6.12 5.64
Mexico 1.61 1.64 1.69 1.94 1.92 2.20 3.58 3.66
Chile 4.52 4.65 5.00 5.17 5.51 5.81 6.00 5.91
USA 2.46 2.27 2.31 2.29 2.23 2.22 2.26 2.23
Operating Areas 3.95 4.09 4.33 4.53 4.71 5.16 5.42 5.64
Total Group 3.98 4.11 4.34 4.54 4.76 5.18 5.43 5.64
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61
NPL coverage ratios
%
31.03.12 30.06.12 30.09.12 31.12.12 31.03.13 30.06.13 30.09.13 31.12.13
Continental Europe 54.1 58.9 68.4 73.0 71.0 63.3 61.1 57.3
Spain 49.4 43.6 45.7 50.0 50.3 43.1 45.0 44.0
Portugal 57.6 53.4 51.7 53.1 52.9 52.4 51.9 50.0
Poland 66.3 62.1 64.0 68.3 67.6 59.3 64.1 61.8
Santander Consumer Finance 108.3 110.7 109.7 109.5 108.7 106.9 109.2 105.3
United Kingdom 37.5 37.5 44.8 44.1 42.1 42.1 41.6 41.6
Latin America 91.6 89.5 89.8 87.5 86.7 85.4 82.9 84.6
Brazil 90.0 90.1 92.0 90.2 90.4 91.3 92.0 95.1
Mexico 194.9 183.4 175.4 157.3 157.1 142.7 99.0 97.5
Chile 68.3 64.0 60.8 57.7 53.9 49.9 49.7 51.1
USA 107.4 113.3 109.7 105.9 102.8 102.8 96.6 93.6
Operating Areas 62.1 64.8 71.3 73.3 71.8 66.3 64.0 61.3
Total Group 61.2 64.3 69.5 72.4 70.9 66.4 63.9 61.7
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62
Cost of credit
%
31.03.12 30.06.12 30.09.12 31.12.12 31.03.13 30.06.13 30.09.13 31.12.13
Continental Europe 1.28 2.13 2.77 3.16 3.13 2.33 1.71 1.23
Spain 1.23 1.37 1.34 1.34 1.23 1.26 1.36 1.38
Portugal 1.04 1.23 1.45 1.40 1.18 1.10 0.93 0.73
Poland 0.95 1.05 1.07 1.17 1.22 1.18 1.09 1.01
Santander Consumer Finance 1.41 1.41 1.33 1.27 1.26 1.15 1.13 0.96
United Kingdom 0.28 0.29 0.29 0.30 0.29 0.26 0.26 0.24
Latin America 4.16 4.45 4.56 4.93 4.96 4.77 4.63 4.43
Brazil 6.13 6.61 6.86 7.38 7.46 7.07 6.72 6.34
Mexico 1.87 1.86 1.96 2.23 2.46 2.73 3.27 3.47
Chile 1.59 1.67 1.74 1.90 1.95 2.00 1.96 1.92
USA 1.08 0.86 0.76 0.61 0.51 0.34 0.19 (0.01)
Operating Areas 1.49 1.89 2.20 2.42 2.41 2.05 1.73 1.48
Total Group 1.51 1.91 2.20 2.38 2.38 2.05 1.77 1.53
Cost of credit = 12 month loan-loss provisions / average lending
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63
Spain run-off real estate. Exposure and coverage ratios
Coverage by borrowers’ situation (December 2013)
EUR Million
Gross risk Coverage Fund Net risk
Non-performing 8,116 4,602 3,514
Substandard1 2,815 1,018 1,797
Foreclosed real estate 7,990 4,390 3,600
Total problematic assets 18,921 10,010 8,911
Performing loans2 424 0 424
Real estate exposure 19,345 10,010 9,335
Total coverage
(problematic assets + performing loans)
provisions / exposure (%)
Total real estate exposure 52%
Dec’13
Non-performing 57%
Substandard1 36%
Foreclosed real estate 55%
Total problematic assets 53%
Performing loans2 0%
(1) 100% up-to-date with payments
(2) Performing loans: loans up-to-date with payments
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64
Spain run-off real estate. Loans and foreclosures
LOANS with real estate purpose
EUR Million
Dec’13 Dec’12 Var.
Finished buildings 4,673 6,218 -1,545
Buildings under constr. 614 1,289 -675
Developed land 3,124 3,861 -737
Building and other land 1,116 1,210 -94
Non mortgage guarantee 1,828 2,072 -244
Total 11,355 14,650 -3,295
Foreclosed REAL ESTATE
EUR Million
Gross amount Coverage Net amount
Finished buildings 2,343 40% 1,397
Buildings under constr. 733 47% 391
Developed land 2,114 60% 840
Building land 2,727 65% 945
Other land 73 63% 27
Total 7,990 55% 3,600
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65
Spreads
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66
Spreads on loans and deposits
%
1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 4Q 13
Retail Banking Spain
Loan spreads 1.60 1.59 1.64 1.81 2.21 2.26 2.33 2.43
Deposit spreads 1.64 1.68 1.44 0.81 0.16 0.28 0.15 0.20
TOTAL 3.24 3.27 3.08 2.62 2.37 2.54 2.48 2.63
Retail Banking Portugal
Loan spreads 2.34 2.39 2.47 2.47 2.44 2.44 2.44 2.42
Deposit spreads (0.91) (0.96) (1.13) (1.24) (1.22) (1.18) (1.06) (0.99)
TOTAL 1.43 1.43 1.34 1.23 1.22 1.26 1.38 1.43
Retail Banking Poland
Loan spreads 3.29 3.33 3.41 3.48 2.41 2.45 2.43 2.53
Deposit spreads 1.27 1.26 1.16 0.96 0.73 0.72 0.73 0.98
TOTAL 4.56 4.59 4.57 4.44 3.14 3.17 3.16 3.51
Santander Consumer Finance
Loan spreads 4.51 4.57 4.67 4.73 4.76 4.83 4.93 4.91
Retail Banking United Kingdom
Loan spreads 2.49 2.54 2.60 2.66 2.78 2.80 2.85 2.84
Deposit spreads (1.02) (1.18) (1.26) (1.27) (1.25) (1.17) (1.00) (0.86)
TOTAL 1.47 1.36 1.34 1.39 1.53 1.63 1.85 1.98
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67
Spreads on loans and deposits
%
1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 4Q 13
Retail Banking Brazil
Loan spreads 14.44 14.84 14.25 13.41 13.09 12.51 11.93 11.82
Deposit spreads 0.73 0.65 0.56 0.51 0.72 0.75 0.84 0.95
TOTAL 15.17 15.49 14.81 13.92 13.81 13.26 12.77 12.77
Retail Banking Mexico
Loan spreads 8.20 8.35 8.33 8.49 8.46 8.41 8.34 8.23
Deposit spreads 1.96 1.92 1.93 2.00 1.86 1.64 1.56 1.51
TOTAL 10.16 10.27 10.26 10.49 10.32 10.05 9.90 9.74
Retail Banking Chile
Loan spreads 4.56 4.62 4.48 4.36 4.31 4.27 4.01 3.98
Deposit spreads 2.45 2.36 2.36 2.25 2.39 2.47 2.42 2.31
TOTAL 7.01 6.98 6.84 6.61 6.70 6.74 6.43 6.29
Retail Banking USA
Loan spreads 2.36 2.45 2.37 2.39 2.51 2.52 2.52 2.49
Deposit spreads 0.46 0.41 0.37 0.29 0.34 0.33 0.57 0.41
TOTAL 2.82 2.86 2.74 2.68 2.85 2.85 3.09 2.90
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68
Quarterly Income Statements
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69
Santander Group
EUR million
1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 4Q 13 2012 2013
Gross income 11,287 11,123 10,713 10,283 10,290 10,320 9,738 9,405 43,406 39,753
Operating expenses (5,043) (4,934) (5,067) (4,939) (4,996) (5,000) (4,862) (4,985) (19,983) (19,843)
Net operating income 6,244 6,188 5,646 5,344 5,294 5,320 4,876 4,420 23,422 19,909
Net loan-loss provisions (3,118) (3,401) (2,987) (3,134) (2,919) (3,065) (2,600) (2,279) (12,640) (10,863)
Other (570) (478) (556) (697) (372) (542) (510) (361) (2,301) (1,785)
Ordinary profit before taxes 2,556 2,309 2,103 1,512 2,003 1,713 1,766 1,779 8,481 7,262
Ordinary consolidated profit 1,853 1,663 1,463 1,257 1,508 1,306 1,302 1,278 6,236 5,393
Ordinary attributable profit 1,627 1,427 1,264 1,024 1,205 1,050 1,055 1,060 5,341 4,370
Attributable profit 1,627 123 122 423 1,205 1,050 1,055 1,060 2,295 4,370
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70
Santander Group
Constant EUR million
1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 4Q 13 2012 2013
Gross income 10,359 10,446 9,977 9,875 9,923 10,037 9,995 9,798 40,657 39,753
Operating expenses (4,701) (4,687) (4,771) (4,756) (4,857) (4,885) (4,958) (5,142) (18,915) (19,843)
Net operating income 5,658 5,759 5,206 5,120 5,066 5,152 5,036 4,655 21,743 19,909
Net loan-loss provisions (2,825) (3,157) (2,782) (3,021) (2,794) (2,975) (2,693) (2,402) (11,785) (10,863)
Other (524) (440) (518) (696) (365) (534) (515) (371) (2,178) (1,785)
Ordinary profit before taxes 2,308 2,163 1,906 1,402 1,907 1,644 1,828 1,883 7,779 7,262
Ordinary consolidated profit 1,669 1,554 1,317 1,166 1,435 1,252 1,350 1,357 5,707 5,393
Ordinary attributable profit 1,478 1,337 1,137 944 1,147 1,006 1,094 1,123 4,896 4,370
Attributable profit 1,478 33 (9) 343 1,147 1,006 1,094 1,123 1,845 4,370
Santander

71
Continental Europe
EUR million
1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 4Q 13 2012 2013
Gross income 3,470 3,332 3,147 3,018 3,198 3,188 3,176 3,023 12,967 12,585
Operating expenses (1,618) (1,602) (1,625) (1,613) (1,668) (1,637) (1,630) (1,641) (6,457) (6,576)
Net operating income 1,853 1,730 1,522 1,405 1,530 1,551 1,547 1,382 6,510 6,009
Net loan-loss provisions (1,095) (1,087) (866) (1,056) (901) (993) (946) (763) (4,104) (3,603)
Other (179) (175) (73) (147) (192) (194) (188) (186) (575) (760)
Ordinary profit before taxes 579 469 583 202 437 363 413 433 1,832 1,646
Ordinary consolidated profit 436 365 432 181 336 293 321 314 1,413 1,264
Ordinary attributable profit 421 351 419 173 307 250 275 294 1,365 1,127
Attributable profit 421 (1,635) (1,048) (484) 307 250 275 294 (2,745) 1,127
Santander

72
Spain
EUR million
1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 4Q 13 2012 2013
Gross income 2,043 1,961 1,919 1,758 1,815 1,794 1,755 1,656 7,681 7,020
Operating expenses (969) (954) (963) (937) (962) (951) (950) (906) (3,823) (3,769)
Net operating income 1,074 1,008 956 821 853 844 805 750 3,858 3,251
Net loan-loss provisions (724) (670) (466) (613) (516) (690) (630) (575) (2,473) (2,411)
Other (55) (46) 7 (34) (36) (29) (59) (12) (128) (136)
Profit before taxes 295 291 496 175 301 125 116 162 1,257 704
Consolidated profit 204 202 343 115 208 87 74 110 864 479
Attributable profit 202 201 342 116 207 86 73 111 862 478
Santander

73
Portugal
EUR million
1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 4Q 13 2012 2013
Gross income 318 267 258 195 231 233 228 224 1,037 916
Operating expenses (126) (126) (126) (128) (124) (122) (123) (126) (507) (495)
Net operating income 191 141 132 67 107 112 105 97 531 421
Net loan-loss provisions (131) (91) (106) (65) (64) (62) (56) (11) (393) (192)
Other (16) (5) 6 4 (13) (17) (6) (42) (11) (78)
Profit before taxes 44 45 31 7 31 32 44 44 127 150
Consolidated profit 32 38 26 26 21 25 32 29 122 106
Attributable profit 32 38 26 26 21 25 32 37 122 114
Santander

74
Poland
Constant EUR million
1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 4Q 13 2012 2013
Gross income 220 246 233 265 315 340 350 326 964 1,331
Operating expenses (106) (105) (105) (108) (156) (144) (140) (160) (424) (601)
Net operating income 114 140 128 157 159 196 210 166 540 731
Net loan-loss provisions (20) (33) (27) (32) (41) (51) (36) (39) (112) (167)
Other 2 (0) 0 (3) (5) 6 (2) (4) (1) (6)
Profit before taxes 96 108 102 122 112 150 172 122 427 557
Consolidated profit 75 88 81 97 90 123 137 96 340 447
Attributable profit 73 85 78 92 70 91 101 72 328 334
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75
Santander Consumer Finance
EUR million
1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 4Q 13 2012 2013
Gross income 810 782 780 770 776 775 801 759 3,141 3,111
Operating expenses (338) (337) (347) (360) (351) (341) (345) (353) (1,381) (1,391)
Net operating income 472 445 433 410 425 434 456 405 1,760 1,720
Net loan-loss provisions (176) (199) (174) (204) (171) (131) (158) (105) (753) (565)
Other (18) (6) (17) 1 (21) (29) (15) (5) (40) (70)
Profit before taxes 278 240 242 207 233 274 283 295 967 1,085
Consolidated profit 216 186 190 167 184 210 217 213 759 824
Attributable profit 206 176 181 162 176 201 208 209 724 794
Santander

76
United Kingdom
GBP million
1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 4Q 13 2012 2013
Gross income 1,088 1,006 936 948 973 1,048 1,022 1,100 3,977 4,144
Operating expenses (552) (558) (546) (524) (560) (567) (538) (547) (2,180) (2,212)
Net operating income 535 448 390 423 413 481 484 553 1,797 1,932
Net loan-loss provisions (172) (173) (147) (161) (137) (103) (132) (121) (654) (493)
Other (53) (32) (24) (27) (35) (87) (22) (55) (135) (200)
Ordinary profit before taxes 311 244 218 236 241 291 330 377 1,008 1,239
Ordinary consolidated profit 243 198 190 207 191 224 261 301 838 976
Ordinary attributable profit 243 198 190 207 191 224 261 301 838 976
Attributable profit 243 198 256 207 191 224 261 301 904 976
Santander

77
United States
USD million
1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 4Q 13 2012 2013
Gross income 869 868 803 805 803 717 674 670 3,345 2,863
Operating expenses (365) (381) (380) (393) (392) (390) (434) (457) (1,519) (1,673)
Net operating income 505 487 423 411 411 326 240 213 1,826 1,190
Net loan-loss provisions (93) (101) (65) (81) (36) (6) 17 31 (340) 6
Other (25) (35) (180) 1 (11) (12) (36) (27) (240) (86)
Profit before taxes 387 350 178 331 365 308 221 217 1,246 1,110
Consolidated profit 312 275 155 292 307 248 217 188 1,034 961
Attributable profit 312 275 155 292 307 248 217 188 1,034 961
Santander

78
Brazil
Constant EUR million
1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 4Q 13 2012 2013
Gross income 3,535 3,743 3,683 3,528 3,504 3,366 3,343 3,352 14,488 13,565
Operating expenses (1,248) (1,243) (1,301) (1,355) (1,262) (1,285) (1,345) (1,454) (5,147) (5,346)
Net operating income 2,287 2,500 2,382 2,173 2,242 2,081 1,998 1,898 9,341 8,219
Net loan-loss provisions (1,210) (1,514) (1,339) (1,308) (1,360) (1,297) (1,152) (1,086) (5,371) (4,894)
Other (181) (215) (213) (102) (72) (125) (131) (171) (711) (500)
Profit before taxes 896 771 829 763 810 660 715 641 3,259 2,826
Consolidated profit 666 574 591 605 604 499 506 435 2,437 2,044
Attributable profit 521 442 473 484 461 397 386 333 1,919 1,577
Santander

79
Mexico
Constant EUR million
1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 4Q 13 2012 2013
Gross income 680 662 723 743 764 767 764 745 2,808 3,040
Operating expenses (252) (257) (289) (328) (297) (295) (313) (332) (1,126) (1,236)
Net operating income 428 405 434 415 467 473 451 413 1,682 1,804
Net loan-loss provisions (78) (103) (127) (157) (140) (177) (257) (227) (465) (801)
Other (2) 30 6 22 25 (2) (3) (3) 55 17
Profit before taxes 348 332 313 280 352 294 191 182 1,272 1,020
Consolidated profit 296 266 266 237 311 252 167 205 1,065 936
Attributable profit 296 265 266 179 238 191 127 157 1,006 713
Santander

80
Chile
Constant EUR million
1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 4Q 13 2012 2013
Gross income 550 554 516 574 526 542 587 606 2,194 2,261
Operating expenses (209) (227) (223) (228) (222) (239) (239) (237) (888) (937)
Net operating income 341 327 293 346 304 303 348 369 1,306 1,324
Net loan-loss provisions (122) (117) (158) (148) (147) (142) (157) (151) (545) (597)
Other (4) (10) 13 6 (1) 3 5 (4) 5 4
Profit before taxes 214 200 148 203 156 164 197 214 766 731
Consolidated profit 185 177 127 181 141 135 169 179 670 624
Attributable profit 128 121 91 126 98 94 118 126 466 435
Santander

81
Corporate Activities
EUR million
1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 4Q 13 2012 2013
Gross income (326) (184) (280) (218) (328) (141) (168) (316) (1,007) (953)
Operating expenses (171) (156) (149) (54) (178) (177) (170) (172) (530) (698)
Net operating income (496) (340) (429) (272) (507) (319) (338) (488) (1,537) (1,651)
Net loan-loss provisions (4) 4 (30) (54) (29) (189) 14 2 (85) (201)
Other (61) 18 (74) (439) (66) (89) (124) 105 (555) (173)
Ordinary profit before taxes (562) (318) (533) (765) (602) (596) (447) (380) (2,177) (2,025)
Ordinary consolidated profit (559) (381) (565) (639) (547) (523) (424) (386) (2,144) (1,880)
Ordinary attributable profit (531) (397) (577) (619) (547) (521) (422) (397) (2,125) (1,887)
Attributable profit (531) 285 (333) (563) (547) (521) (422) (397) (1,142) (1,887)
Santander

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Item 4

Press Release

Chairman’s speech at the 2013 results presentation

Botín: “The board will propose maintaining the dividend at EUR 0.60 a share in 2014 for the sixth consecutive year”

•	“Banco Santander made a profit of EUR 4.37 billion, 90% more than in 2012. It managed to remain among the leading banks in the world in terms of pre-provision profit and efficiency throughout the crisis.”

•	“In the last five years, the group has made EUR 65 billion of provisions and write-downs to strengthen the balance sheet. It has also generated EUR 18.4 billion of capital, the equivalent of 413 basis points under Basel II criteria, and has distributed EUR 28.1 billion in remuneration to shareholders.”

•	“Santander is now much better positioned strategically, in terms of diversification, than it was at the beginning of the international financial crisis and it is a key factor in explaining the success of Santander in these years.”

•	Santander’s results during the crisis have been much more stable than those of the rest of the sector. We have not made a loss in any quarter during the financial crisis.”

•	“Spain’s economic recovery will gather strength gradually in 2014. It is important to continue with the reforms that are still pending, which are vital to restoring satisfactory rates of growth, and we are on the right track.”

Madrid, January 31, 2014 - Banco Santander’s chairman, Emilio Botín, said the bank made an attributable net profit of EUR 4.37 billion in 2013, 90% more than the previous year. “Banco Santander is stronger now than it was when the crisis began. We have reinforced the balance sheet in recent years and are now fully prepared for a phase of profit growth.”

Botín announced, during the presentation of the bank’s 2013 results, that at the next shareholders meeting on March 28, the board would propose maintaining the 2014 dividend at EUR 0.60 a share, unchanged for the sixth consecutive year. The dividend will be paid as four scrip dividends, which allow shareholders to choose between receiving cash or shares.

Botín detailed the highlights of the bank’s solid performance:

•	Geographic diversification. The group’s presence in ten main markets and its balance between mature and emerging countries, which account for 47% and 53% of profits, respectively, help make its results less volatile.

•	Focus on commercial and retail banking that provides 87% of group income.

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•	Subsidiaries model. Santander’s subsidiaries are autonomous in terms of capital and liquidity. The group’s policy is to list its main subsidiaries when market conditions allow.

•	Prudent risk management and a solid balance sheet, thanks to the retail banking nature of the group’s business.

•	Good solvency, with a core capital ratio (BIS III phase-in) of 11% on January 1, 2014, which means the group has gained 138 basis points of core capital during 2013.

•	Ample liquidity, supported by the strength of its retail network, which means the bank can finance most of its lending with deposits, and ease of access to the wholesale funding market. The loan-to-deposit ratio has come down from 150% in 2008 to 109% in 2013. In Spain the ratio is 87%.

•	Technology and efficiency models, that are common to all the bank’s geographic markets, and help make Santander one of the most efficient banks in the world.

“Santander is one of the international banks that has overcome the crisis most successfully. We are now stronger than in 2008 and better prepared to face the changes in the financial system and in the global economy itself,” Botín said. “The crisis of the last few years proves how important it is to have a portfolio of businesses that is geographically well-diversified. Banco Santander’s diversification, which was already quite considerable in 2008, has increased during the crisis and today, no bank in the world is as diversified as we are. It is a key factor in explaining the success with which the Bank has overcome the financial crisis.

Botín recalled how ABN-AMRO’s crisis allowed Santander to acquire its Brazilian subsidiary Banco Real and turn into one of the three biggest non-state banks in the country. “Our position in Brazil is one of the main elements that set the Santander group apart,” he added. In the United Kingdom, the group also bought Alliance & Leicester and Bradford & Bingley in 2008 and transformed itself from what was basically a mortgage lender into a universal bank. Today we are the only major international bank with a strong presence in retail and commercial banking in the country”.

In Mexico, Banco Santander acquired General Electric’s mortgage portfolios in 2010 and ING’s in 2013. In the United States in 2009 it bought the 75% of Sovereign it did not already own. In Germany, it acquired the Scandinavian bank SEB’s branch network in 2010. In Poland, it was able to buy Zachodni, thanks to Irish banks being intervened, and then added the Kredyt Bank unit. In Spain, Botín said, “the group opted to strengthen its competitive position in two ways: by increasing its market share in deposits and by merging its brands”.

Botín also emphasized that the bank had reinforced its position in certain strategic market segments, such as consumer finance. He recalled the expansion of Drive (now Santander Consumer USA) by buying portfolios and through agreements with Chrysler, the purchase last year of 51% of El Corte Ingles’ finance unit; and the agreements signed with Hyundai and Mazda in auto financing.

He also mentioned China, where the bank has increased its presence by buying a stake in Bank of Shanghai. “Although China is not one of our core markets, the flows of direct and financial investment between Asia and Latin America will exceed those of the more advanced economies in a few years. Our investments there will help us benefit from this trend,” he said.

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Santander’s chairman said the bank had further developed its subsidiaries model in the last few years through the stock market listing of its units in Brazil, Mexico, Chile, Poland and the recently-completed listing of the consumer finance arm in the U.S. “Today, the stakes in our listed banks have a market value of EUR 38 billion,” he said.

Strong balance sheet

Botín underlined the strength of the bank’s balance sheet. “We have started the year by easily meeting the regulatory requirements. The group’s core capital under Basel III criteria is 11%. Our medium-to-low risk profile, centred on retail banking and with a well-diversified loan portfolio that is more than 60% covered by real guarantees, provides an additional solvency cushion for the group.” He also said the bank had reduced the level of risk on the balance sheet by decreasing its exposure to problem assets, such as Spanish real estate, from EUR 41 billion net in 2008 to EUR 11 billion in 2013. “We have a very solid capital position, which, along with the provisions we have made, leave us in an excellent position ahead of the comprehensive banking assessment the ECB will carry out in 2014.”

“The combination of strategic decision-making, and the strength of its balance sheet and P&L, means Santander’s results during the crisis have been much more stable than those of the rest of the sector and it has continued to generate capital. We have not made a loss in any quarter during the financial crisis.” In summary, he continued, “Banco Santander has managed to square the circle during the crisis”:

•	It has remained among the top banks in the world by pre-provision profit and by efficiency.

•	It has invested in strategic operations in its ten core markets.

•	It has set aside EUR 65 billion in provisions and write downs to reinforce its balance sheet.

•	It has generated EUR 18.4 billion of capital, which gives it a Basel III ratio of 11%.

•	It has distributed EUR 28.1 billion to shareholders.

•	It has achieved the best non-performing loan ratios in each of its markets.”

Outlook for 2014

Banco Santander’s chairman said the outlook for the group in 2014 was “very good”. “The objective is to increase results, which will be helped by the improving economic backdrop and Santander’s strong starting position. We are now fully prepared to start a new phase of profit growth. We expect our profitability to return to pre-crisis levels in the next three years, while we continue to meet the new rules and regulations on capital and liquidity at all times.”

He said he thought the state of the world economy and the outlook “had clearly improved in the last few months”. “For the first time in five years, all ten of our core markets will post positive economic growth. The more developed economies will confirm the improvements that were already in evidence last summer and the emerging economies are showing positive signs.”

He mentioned the economy of the euro zone, which “came out of recession last summer and has better prospects in 2014”. Botín said the steps taken towards banking union were having a very positive impact on financing costs for banks. “Santander fully supports the setting up of the single supervisory mechanism, which means that in November 2014 the ECB will directly

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oversee the 130 biggest euro zone banks. Banking union will allow us to break the vicious circle between banks and sovereign risk, so that financial institutions’ values are a better reflection of their strength and the quality of their management than of their country of origin.”

Regarding the Spanish financial system, Botín stressed the “profound change that has happened in the last few years” and the “huge amount of public money needed to restructure the savings banks”. “It is incorrect and unfair to talk about rescuing the banking sector. The EUR 40 billion of European and Spanish government aid was spent on savings banks that were insolvent. The other banks received no state aid. On the contrary, Santander contributed EUR 4 billion to reorganizing and restructuring the savings banks through the Deposit Guarantee Fund and the Sareb. Banks’ contribution has been, and is still, a decisive factor in turning the Spanish financial system into what is now one of the most solid in the world and in reactivating the Spanish economy.”

The Spanish economy

Finally, Santander’s chairman expressed his confidence in the state of the Spanish economy “which is sharing in the general improvement of the global outlook”. “In 2013, we definitely moved out of the crisis spotlight and turned into an example of reforms, which are now bearing fruit. Labour market reform has allowed the job market to perform better as economic activity begins to pick up. The private sector has also shown itself to be more flexible, as seen in the improvements in competitiveness and in the external balance. The risk premium has fallen significantly and foreign investment has grown rapidly in the last few months, which demonstrates the level of international investor interest in Spain. More importantly, the government is continuing to reform and has key projects in several areas: in fiscal policies and the public sector, support for businesses, the internal market, the sustainability of the pension system and active job creation policies. The economy began to grown in the second half of 2013, after nine consecutive quarters of decline. The recovery will gain strength gradually in 2014, when we expect growth of 1%, in line with that of the euro zone as a whole.”

Despite the positive signs, he said: “We should remain cautious. The economic backdrop is still difficult. Consolidating the recovery does not mean we are back to normal, if by normal we understand the years before the crisis. The effects of the crisis will take time to disappear. Even if unemployment has improved in recent months, it is still very high and the aim must be to reduce it. I am sure it will improve gradually as the recovery consolidates. Public and private debt levels still need to fall. It is important to advance in the reforms that are still pending as they are vital for a return to satisfactory growth rates, and we are on the right track.”

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: February 1, 2013	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President